Form 10-K, Exhibit 13
period 1996-06-30
BISYS GROUP INC
filed 1996-09-30
CIK 883587

- ------------------------
SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)


       STATEMENT OF OPERATIONS DATA:

       FOR YEARS ENDED JUNE 30,                                         1996        1995        1994        1993         1992
       Revenues                                                      $247,061    $200,527    $170,799    $112,413    $ 88,253
       -----------------------------------------------------------------------------------------------------------------------
       Operating costs and expenses:
         Service and operating                                        131,708     105,163      83,567      49,963      40,479
         General and administrative                                    39,980      46,953      33,843      23,062      19,346
         Selling and conversion                                         9,248       8,988      13,592       9,046       6,339
         Research and development                                      10,176       9,392       8,895       7,359       6,024
         Amortization of intangibles                                    3,811       5,095       3,097         653      21,041
         Merger expenses and other charges                             22,250      28,340          _        9,138       9,323
       -----------------------------------------------------------------------------------------------------------------------
       Operating earnings (loss)                                       29,888      (3,404)     27,805      13,192     (14,299)
       Interest (income) expense                                         (372)        649         887        (722)      4,892
       -----------------------------------------------------------------------------------------------------------------------
       Earnings (loss) before income tax provision                     30,260      (4,053)     26,918      13,914     (19,191)
       Income tax provision                                            12,236       2,431       8,027       6,791       1,505
       -----------------------------------------------------------------------------------------------------------------------
       Earnings (loss) before extraordinary item and
         cumulative effect of change in accounting principle           18,024      (6,484)     18,891       7,123     (20,696)
       Extraordinary item                                                 -           -           -           -            16
       Cumulative effect of change in accounting principle                _           _           _        13,700         _
       -----------------------------------------------------------------------------------------------------------------------
       Net earnings (loss)                                             18,024      (6,484)     18,891      20,823     (20,680)
       Preferred stock dividends accrued                                  _           _           _           _         1,149
       -----------------------------------------------------------------------------------------------------------------------
       Net earnings (loss) attributable
         to common stockholders                                      $ 18,024    $ (6,484)   $ 18,891    $ 20,823    $(21,829)
       -----------------------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------------------
       Earnings (loss) before cumulative effect of change
         in accounting principle per common share                    $   0.72    $  (0.27)   $   0.84    $   0.34    $  (1.46)
       Cumulative effect of change in accounting principle
         per common share                                                 _           _           _          0.65         _
       -----------------------------------------------------------------------------------------------------------------------
       Net earnings (loss) per common share                          $   0.72    $  (0.27)   $   0.84    $   0.99    $  (1.46)
       -----------------------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------------------
       Weighted average common and common
         equivalent shares outstanding                                 25,068      24,181      22,472      21,030      14,979
       -----------------------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------------------

       BALANCE SHEET DATA:

       JUNE 30,

       Working capital                                              $  40,448  $    5,326   $  30,888   $  46,131   $   4,147
       Total assets                                                   214,625     165,338     181,394      98,036      42,144
       Long-term debt and capital lease obligations,
         including current maturities                                   1,974       8,405      36,049         456      12,203
       Stockholders' equity                                           143,172     114,627     117,368      74,404      14,141
       -----------------------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------------------



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


       The BISYS Group, Inc. and subsidiaries (the "Company") provides outsourcing solutions to and through financial organizations and reports as a single segment. The operating margins for each business unit of the Company are not significantly different. The following table presents the percentage of revenues represented by each item in the Company's consolidated statement of operations for the periods indicated:

                                                       1996     199      1994
       Revenues                                       100.0%   100.0%   100.0%
       ------------------------------------------------------------------------
       Operating costs and expenses:
         Service and operating                         53.3     52.5     48.9
         General and administrative                    16.2     23.4     19.8
         Selling and conversion                         3.8      4.5      8.0
         Research and development                       4.1      4.7      5.2
         Amortization of intangibles                    1.5      2.5      1.8
         Merger expenses and other charges              9.0     14.1       _
       ------------------------------------------------------------------------
       Operating earnings (loss)                       12.1     (1.7)    16.3
       Interest (income) expense                       (0.2)     0.3      0.5
       ------------------------------------------------------------------------
       Earnings (loss) before income tax provision     12.3     (2.0)    15.8
       Income tax provision                             5.0      1.2      4.7
       ------------------------------------------------------------------------
       Net earnings (loss)                              7.3%    (3.2)%   11.1%
       ------------------------------------------------------------------------
       ------------------------------------------------------------------------

       Revenues increased $46.5 million in fiscal 1996 and $29.7 million in fiscal 1995, representing increases of 23.2% and 17.4%, respectively. Growth in fiscal 1996 and 1995 was derived from sales to new clients, existing client growth, and cross-sales to existing clients partially offset by lost business. In fiscal 1996, revenues from acquired businesses were offset by the sale of the Loan Services business.

       Service and operating expenses increased $26.5 million in fiscal 1996 and $21.6 million in fiscal 1995, representing percentage increases of 25.2% and 25.8%, respectively. Service and operating expenses increased as a percentage of revenues in fiscal 1996 by 0.8% to 53.3%, and by 3.6% to 52.5% in fiscal 1995. The increases resulted from additional costs associated with greater revenues, both acquired and internally generated, and newly acquired businesses having a slightly greater percentage of service and operating expenses.

       General and administrative expenses decreased $7.0 million, or 14.9%, and decreased as a percentage of revenues by 7.2% to 16.2% in fiscal 1996 and increased $13.1 million, or 38.7%, in fiscal 1995. The decrease in fiscal 1996 resulted from synergies gained from the consolidation of acquired businesses and from further utilization of existing general and administrative support resources. The increase in fiscal 1995 was a result of added general and administrative expenses associated with acquired businesses and additional costs associated with the merger of Concord Holdings, Inc. ("Concord"), including legal, compensation and other.

       Selling and conversion expenses increased $0.3 million, or 2.9%, and decreased as a percentage of revenues by 0.7% to 3.8% in fiscal 1996, and decreased $4.6 million, or 33.9%, and decreased as a percentage of revenues by 3.5% to 4.5% in fiscal 1995. The decreases in fiscal 1995 resulted from improved utilization of selling and conversion resources and recent acquisitions having lower selling and conversion components.

       Research and development expenses increased $0.8 million to $10.2 million, or 8.3%, in fiscal 1996 and decreased as a percentage of revenues by 0.6% to 4.1%. In fiscal 1995 such expenses increased from $8.9 million to $9.4 million or 5.6% and decreased as a percentage of revenues by 0.5% to 4.7%. The dollar increases resulted from increased personnel expenses to support greater research and development activities, and the reduction in percentage of revenues was a result of acquiring and merging with businesses which do not require substantial research and development to produce revenues.

       Amortization of intangible assets was $3.1 million in fiscal 1994 increasing to $5.1 million in fiscal 1995 and decreasing to $3.8 million in fiscal 1996. As a percentage of revenues, amortization increased from 1.8% to 2.5% and decreased to 1.5% over the same years. The decrease in fiscal 1996 amortization and the increase in fiscal 1995 amortization was primarily due to the accelerated amortization in fiscal 1995 of $1.3 million of the goodwill associated with the BISYS loan services business, which was sold in August 1995.

       In fiscal 1996, merger expenses and other charges aggregated $22.2 million. This included transaction related expenses arising from Strategic Solutions Group, Inc. (Creative Solutions) and T.U.G., Inc. mergers and commissions and other expenses associated with the outsourcing alliance with the mutual fund division of Furman Selz, LLC which, in total, aggregated $15.7 million. The Company also recorded a charge of $6.0 million to integrate these new operations and to combine certain TOTALPLUS-Registered Trademark- data center operations and certain offices of BISYS Document Solutions. Additionally, the Company wrote off the remaining deferred financing costs of $0.5 million in conjunction with the expiration of its term loan facility.

       In fiscal 1995, merger expenses and other charges aggregated $32.3 million, including $4.0 million which is included in general and administrative. In conjunction with the Concord merger in March 1995, the Company incurred the following expenses: merger transaction expenses of $3.3 million (legal and financial); $12.5 million in costs to combine operations (severance, facilities write-offs, fixed asset and leasehold write-offs and other expenses); $4.0 million related to a contract adjustment due to a change of terms; and a $3.0 million charge-off of an investment in an affiliate due to impairment of its carrying value. In connection with the Document Solutions Inc. ("Document Solutions") merger in May 1995, the transaction expenses were $5.6 million.

       Operating earnings increased by $33.3 million to $29.9 million in fiscal 1996 and increased as a percentage of revenues from a loss of 1.7% to 12.1%. The increases were primarily due to revenue gains and the synergies realized from consolidation of the acquired businesses. Operating earnings decreased $31.2 million in fiscal 1995, to a loss of $3.4 million, and decreased as a percentage of revenues from 16.3% to a loss of 1.7%. The primary reasons for the decrease were the costs associated with the mergers of Concord and Document Solutions and the accelerated amortization of impaired goodwill associated with the BISYS loan services business.

       Interest income was $0.4 million in fiscal 1996 compared to interest expense of $0.6 million in fiscal 1995. In August 1995, the Company paid off all of its outstanding term loan indebtedness. The existing debt at fiscal year- end 1996 relates to a newly acquired business. In fiscal 1995, interest expense decreased to $0.6 million from $0.9 million in fiscal 1994. This resulted from lower levels of outstanding borrowings.

       The provision for income taxes decreased from $8.0 million in fiscal 1994 to $2.4 million in fiscal 1995 and increased to $12.2 million in fiscal 1996. The fiscal 1995 provision primarily resulted from the tax benefit of $1.4 million associated with the pre-tax loss, offset by the tax effect of nondeductible amortization and merger related expenses totaling $4.4 million, reduced by a decrease in the valuation allowance of $1.3 million. The fiscal 1996 provision reflects an effective tax rate of 40.4% and includes the impact of the decrease in the valuation allowance of $2.0 million, the effect of nondeductible amortization, merger related expenses, and other expenses totaling $2.1 million, and state taxes of $1.5 million. Management has evaluated the recoverability of the deferred tax asset balance at June 30, 1996 and believes that future revenues under existing contracts will provide sufficient future taxable income to realize the net deferred tax asset.

                         LIQUIDITY AND CAPITAL RESOURCES

       At June 30, 1996, the Company had cash and cash equivalents of $39.3 million and working capital of $40.4 million. The Company has been able to satisfy its cash requirements through its cash flows from operations. In addition, the Company has a $10.0 million revolving line of credit including a $5.0 million letter of credit sub-facility available to finance working capital requirements. At June 30, 1996, the Company had $0.2 million outstanding in the form of letters of credit. The interest rate on outstanding long-term borrowings of $1.7 million at June 30, 1996 was 7.75%.

       For the year ended June 30, 1996, operating activities provided cash of $39.7 million, primarily as a result of net income of $18.0 million plus several noncash items including depreciation and amortization of $10.0 million, deferred income taxes of $2.3 million and changes in net operating assets and liabilities of $9.4 million. Investing activities used $3.2 million, primarily $6.8 million in proceeds from the sale of short-term investments, offset by capital expenditures of $12.7 million. Financing activities used $4.5 million, $16.1 million being the repayment of debt, offset by $6.8 million in proceeds from borrowings and $4.8 million in payments for shares of common stock issued of which $4.1 million was in connection with the exercise of stock options.

       For the years ended June 30, 1995 and 1994, operating activities provided cash of $15.5 million and $20.5 million, respectively, investing activities provided $6.2 million and used $99.4 million, respectively, and financing activities used $25.9 million and provided $56.8 million, respectively.

       The Company's strategy includes the acquisition of complementary businesses financed by a combination of internally generated funds, long-term debt and common stock.

            SAFE HARBOR STATEMENT UNDER THE PRIVATE
            SECURITIES LITIGATION REFORM ACT OF 1995
            Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the
       Company's operations, markets, services     and related products, prices,
       and other factors discussed in the Company's prior filings with the Securities and Exchange Commission.

            NEW ACCOUNTING STANDARDS
            In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." At the current time, the Company does not plan to adopt the expense recognition provisions of this Standard; therefore, the adoption of this Standard will have no effect on the Company's financial condition or results of operations.

       In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125,"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The impact of adopting this standard, which is effective for transactions occuring after December 31, 1996, is not expected to have a material impact on the Company's consolidated financial position and results of operations.

       -----------------------
       -----------------------
       MANAGEMENT'S STATEMENT
       OF RESPONSIBILITY

       The management of the Company assumes responsibility for the integrity and objectivity of the information in the fiscal 1996 Annual Report. The information was prepared in conformity with generally accepted accounting principles and reflects the best judgement of management.

       To provide reasonable assurance that transactions authorized by management are recorded and reported properly and that assets are safeguarded, the Company maintains a system of internal controls. The concept of reasonable assurance implies that the cost of such a system is weighted against the benefits to be derived therefrom.

       Coopers and Lybrand L.L.P., independent accountants, audits the financial statements of the Company in accordance with generally accepted auditing standards. Such audit considers the Company's internal control structure and includes a communication of recommendations for improvements in the Company's internal control structure.

       The Audit Committee of the Board of Directors ensures that management is properly discharging its financial reporting responsibilities. In performing this function, the Committee meets with management and the independent accountants throughout the year. Additional access to the committee is provided to the independent accountants on an unrestricted basis, allowing discussion of audit results, internal accounting controls, and financial reporting.



       /s/ Lynn J. Mangum

       LYNN J. MANGUM
       CHAIRMAN AND
       CHIEF EXECUTIVE OFFICER

- ---------------------------------
- ---------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders
The BISYS Group, Inc.:

We have audited the accompanying consolidated balance sheet of The BISYS Group, Inc. and subsidiaries as of June 30, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1994 financial statements of Concord Holding Corporation, a wholly-owned subsidiary, which statements reflect total revenues of $29.6 million for the year ended March 31, 1994. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to these 1994 amounts, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The BISYS Group, Inc. and subsidiaries as of June 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.




/s/ Coopers & Lybrand L.L.P.

COOPERS & LYBRAND L.L.P.
HOUSTON, TEXAS
AUGUST 16, 1996

- -------------------------------------
- -------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)


       FOR YEARS ENDED JUNE 30,                             1996           1995            1994
       Revenues                                          $247,061       $200,527       $170,799
       -----------------------------------------------------------------------------------------
       Operating costs and expenses:

         Service and operating                            131,708        105,163         83,567

         General and administrative                        39,980         46,953         33,843

         Selling and conversion                             9,248          8,988         13,592

         Research and development                          10,176          9,392          8,895

         Amortization of intangibles                        3,811          5,095          3,097

         Merger expenses and other charges                 22,250         28,340            _
       -----------------------------------------------------------------------------------------

       Operating earnings (loss)                           29,888         (3,404)        27,805

       Interest (income) expense                             (372)           649            887
       -----------------------------------------------------------------------------------------

       Earnings (loss) before income tax provision         30,260         (4,053)        26,918

       Income tax provision                                12,236          2,431          8,027
       -----------------------------------------------------------------------------------------

       Net earnings (loss)                               $ 18,024       $ (6,484)      $ 18,891
       -----------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------

       Net earnings (loss) per common share              $   0.72       $  (0.27)      $   0.84
       -----------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------

       Weighted average common and common
         equivalent shares outstanding                     25,068         24,181         22,472
       -----------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


- ---------------------------------
- ---------------------------------
CONSOLIDATED BALANCE SHEET
(IN THOUSANDS, EXCEPT SHARE DATA)



       JUNE 30,                                                                         1996            1995
       ASSETS
       Current assets:
         Cash and cash equivalents                                                  $  39,284     $    7,296
         Short-term investments                                                           _            6,645
         Accounts receivable, net                                                      47,846         31,128
         Deferred tax asset                                                            12,159          5,003
         Prepaid expenses and other                                                     5,126          4,814
       ------------------------------------------------------------------------------------------------------
       Total current assets                                                           104,415         54,886
       Property and equipment, net                                                     25,264         16,364
       Intangible assets, net                                                          80,850         84,614
       Other assets                                                                     4,096          5,385
       Deferred tax asset                                                                 _            4,089
       ------------------------------------------------------------------------------------------------------
       Total assets                                                                  $214,625      $ 165,338
       ------------------------------------------------------------------------------------------------------
       ------------------------------------------------------------------------------------------------------

       LIABILITIES AND STOCKHOLDERS' EQUITY
       Current liabilities:
         Current maturities of long-term debt and capital lease obligations          $    306      $   8,405
         Accounts payable                                                               7,277          7,173
         Accrued liabilities                                                           56,384         33,982
       ------------------------------------------------------------------------------------------------------
       Total current liabilities                                                       63,967         49,560
       Long-term debt and capital lease obligations                                     1,668            _
       Deferred tax liability                                                           5,425            _
       Other liabilities                                                                  393          1,151
       ------------------------------------------------------------------------------------------------------
       Total liabilities                                                               71,453         50,711
       ------------------------------------------------------------------------------------------------------

       Commitments and contingencies (Notes 6 and 9)

       STOCKHOLDERS' EQUITY

       Common stock, $0.02 par value, 80,000,000 and 40,000,000 shares authorized,
         24,782,101 and 23,106,550 shares issued and outstanding at June 30, 1996
         and 1995, respectively                                                           496            462
       Additional paid-in capital                                                     145,788        136,656
       Accumulated deficit                                                             (3,112)       (22,491)
       ------------------------------------------------------------------------------------------------------
       Total stockholders' equity                                                     143,172        114,627
       ------------------------------------------------------------------------------------------------------
       Total liabilities and stockholders' equity                                    $214,625       $165,338
       ------------------------------------------------------------------------------------------------------
       ------------------------------------------------------------------------------------------------------



       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

- -------------------------------------
- -------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN THOUSANDS)


       FOR YEARS ENDED JUNE 30,                                                    1996         1995           1994
       CASH FLOWS FROM OPERATING ACTIVITIES:
       Net earnings (loss)                                                       $18,024    $  (6,484)      $18,891
       Adjustments to reconcile net earnings (loss) to net cash
         provided by operating activities:
           Depreciation and amortization                                           9,965       11,009         7,296
           Losses from and advances to affiliates                                    _         (1,561)         (978)
           Charge-off of investment in affiliate                                     _          2,949           _
           Adjustments to carrying value of property and equipment                   _          1,814           373
           Deferred income tax provision (benefit)                                 2,324       (1,648)        4,147
       Change in assets and liabilities, net of effects from acquisitions:
         Accounts receivable, net                                                (15,614)      (4,538)       (2,292)
         Prepaid expenses and other                                                  371         (269)       (1,592)
         Accounts payable                                                           (508)       1,953         4,067
         Accrued liabilities                                                      23,412       12,310        (6,074)
         Other assets                                                              1,849          962        (3,140)
         Other liabilities                                                          (103)      (1,002)         (208)
       --------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                  39,720       15,495        20,490
       --------------------------------------------------------------------------------------------------------------

       CASH FLOWS FROM INVESTING ACTIVITIES:
       Acquisitions of businesses, net of cash acquired                             _             _         (77,176)
       Net cash acquired in other acquisitions and dispositions                    3,024          _             _
       Capital expenditures                                                      (12,698)      (9,210)       (7,830)
       Purchase of short-term investments                                            _         (5,523)      (23,363)
       Proceeds from sales and maturities of investments                           6,796       21,208         9,875
       Purchase of intangible assets                                                (367)        (322)         (944)
       --------------------------------------------------------------------------------------------------------------
       Net cash provided (used) by investing activities                           (3,245)       6,153       (99,438)
       --------------------------------------------------------------------------------------------------------------

       CASH FLOWS FROM FINANCING ACTIVITIES:
       Proceeds from issuance of debt and capital lease obligations                6,800          _          40,000
       Repayment of subordinated liability                                           _            _          (2,550)
       Repayment of debt and capital lease obligations                           (16,073)     (27,572)       (4,530)
       Exercise of stock options                                                   4,113          808           287
       Issuance of common stock                                                      673          693        23,580
       Other                                                                         _            221            44
       --------------------------------------------------------------------------------------------------------------
       Net cash provided (used) by financing activities                           (4,487)     (25,850)       56,831
       --------------------------------------------------------------------------------------------------------------
       Net increase (decrease) in cash and cash equivalents                       31,988       (4,202)      (22,117)
       Cash and cash equivalents at beginning of year                              7,296       11,498*       34,665
       --------------------------------------------------------------------------------------------------------------
       Cash and cash equivalents at end of year                                  $39,284    $   7,296       $12,548
       --------------------------------------------------------------------------------------------------------------
       --------------------------------------------------------------------------------------------------------------

       SUPPLEMENTAL CASH FLOW DISCLOSURES:
       Cash paid for:
       Interest                                                                  $   664    $  2,377        $ 1,585
       Income taxes                                                              $ 6,391    $  4,517        $ 3,658
       --------------------------------------------------------------------------------------------------------------
       --------------------------------------------------------------------------------------------------------------




       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

       * CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR IS NOT THE SAME AT END OF PRIOR YEAR DUE TO ADJUSTMENT TO CONFORM REPORTING PERIODS RESULTING FROM MERGERS (SEE NOTE 2).

- ---------------------------------------------
CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
(IN THOUSANDS)

                                                                                                         NOTES
                                                                                       ADDITIONAL   RECEIVABLE
FOR YEARS ENDED JUNE 30, 1994,                                      COMMON STOCK          PAID-IN   FOR STOCK    ACCUMULATED
1995 AND 1996                                                    SHARES      AMOUNT       CAPITAL       ISSUED       DEFICIT
- ----------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1993                                           20,041         $401     $108,789        $(273)    $(34,512)
Exercise of stock options                                           192            4          445           --           --
Issuance of common stock (net of issuance costs of $800)          2,406           48       23,531           --           --
Repurchase and retirement of common stock                           (12)          --           (8)          --           --
Payment on notes receivable for stock                                --           --           --           52           --
Net earnings                                                         --           --           --           --       18,891
- ----------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1994                                           22,627          453      132,757         (221)     (15,621)
- ----------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                                           417            8          924           --           --
Issuance of common stock                                             44            1          692           --           --
Tax benefit of stock options exercised and other                     --           --        2,127           --           --
Adjustment to conform reporting periods (Note 2)                     19           --          156           --         (386)
Payment on notes receivable for stock                                --           --           --          221           --
Net loss                                                             --           --           --           --       (6,484)
- ----------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1995                                           23,107          462      136,656           --      (22,491)
- ----------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                                           630           13        4,661           --           --
Issuance of common stock                                             33            1          672           --           --
Tax benefit of stock options exercised                               --           --        3,549           --           --
Common stock issued in acquisitions                               1,012           20          250           --        1,355
Net earnings                                                         --           --           --           --       18,024
- ----------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1996                                           24,782         $496     $145,788        $  --    $  (3,112)
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

- ------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY
    The BISYS Group, Inc. and subsidiaries ("BISYS" or the "Company") is a leading national provider of outsourcing solutions to and through financial organizations.

    BASIS OF PRESENTATION
    The consolidated financial statements include the accounts of The BISYS Group, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

    CASH AND CASH EQUIVALENTS
    Cash and cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less, including $12.7 million of overnight repurchase agreements at June 30, 1996. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

    SHORT-TERM INVESTMENTS
    Management determines the appropriate classification of investments in debt and equity securities at the time of purchase. Marketable debt and equity securities available for sale are carried at market based upon quoted market prices. Unrealized gains or losses on available for sale securities are accumulated as an adjustment to stockholders' equity, net of related deferred income taxes. Realized gains or losses are computed based on specific identification of the securities sold. Realized and gross unrealized gains and losses on short-term investments were not significant for the fiscal years ended June 30, 1996 and 1995. At June 30, 1995, all short-term investments are classified as "available for sale".

    PROPERTY AND EQUIPMENT
    Property and equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets as follows:

                                                  ESTIMATED
                                               USEFUL LIVES
                                                    (YEARS)
BUILDINGS AND IMPROVEMENTS                           5 - 40
DATA COMMUNICATIONS EQUIPMENT                         2 - 5
COMPUTER EQUIPMENT AND SYSTEMS                        2 - 5
FURNITURE AND FIXTURES                               3 - 12
LEASEHOLD IMPROVEMENTS                           LEASE TERM
CAPITALIZED EQUIPMENT LEASES                          3 - 5
SOFTWARE DEVELOPMENT COSTS                            3 - 5
- ------------------------------------------------------------

Depreciation expense for the years ended June 30, 1996, 1995 and 1994 was $6,154,000, $5,914,000 and $4,199,000, respectively.

Expenditures for major renewals and improvements are capitalized, while minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to expense as incurred. Disposals are removed at cost less accumulated depreciation with the resulting gain or loss being reflected in operations. Maintenance and repairs amounted to approximately $4,286,000, $4,198,000, and $3,282,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

    INTANGIBLE ASSETS
    Intangible assets are amortized on a straight line basis over the estimated useful lives as follows:

                                                  ESTIMATED
                                               USEFUL LIVES
                                                    (YEARS)
COST IN EXCESS OF NET ASSETS ACQUIRED               10 - 40
CUSTOMER RELATIONSHIPS                                   30
OTHER                                                 1 - 7
- ------------------------------------------------------------

Accumulated amortization of intangible assets was $12,642,000 and $9,404,000 at June 30, 1996 and 1995, respectively.

The Company evaluates, for impairment, the carrying value of intangible assets by comparing the carrying value of intangible assets including goodwill, to the anticipated future undiscounted cash flows from the businesses whose acquisition gave rise to the asset. If an intangible asset is impaired the asset is written down to fair value. Intangible assets resulting from acquired customer relationships are evaluated in light of actual customer attrition rates to ensure that the carrying value of these intangible assets is recoverable. In fiscal 1995, the Company accelerated the amortization of $1,342,000 of goodwill associated with the BISYS loan services business, which was sold in August 1995.

    INTERNALLY GENERATED COMPUTER SOFTWARE
    The Company charges to operations routine maintenance of software, design costs and development costs incurred prior to the establishment of a product's technological feasibility. Costs incurred subsequent to the establishment of a product's technological feasibility are capitalized and amortized over the expected useful life of the related product. For the years ended June 30, 1996, 1995 and 1994, the Company did not capitalize any internal costs related to the development of new software.

    REVENUE RECOGNITION
    The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts. The Company is not subject to returns in its businesses.

A majority of the Company's receivables are from financial institutions and investment companies which approximated $30.6 million and $11.8 million, respectively, at June 30, 1996. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. The Company's credit losses have been minimal. At June 30, 1996 and 1995, the Company's allowance for doubtful accounts was approximately $2,146,000 and $1,351,000, respectively.

    PER SHARE DATA
    Per share data is computed using the weighted average number of common and common equivalent shares outstanding during each year presented. Fully diluted and primary earnings per share are approximately the same for each year presented. Common equivalent shares consist of stock options and are computed using the treasury stock method.

    INCOME TAXES
    The liability method is used in accounting for income taxes whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws.

    RECLASSIFICATION
    Certain reclassifications have been made to the 1994 and 1995 consolidated financial statements to conform to the 1996 presentation.

    USE OF ESTIMATES
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the allowance for doubtful accounts, intangible assets, merger expenses and other charges, income taxes and contingencies. It is reasonably possible that actual results could differ from these estimates in the near term.

    DISCLOSURE REGARDING FINANCIAL INSTRUMENTS
    For all financial instruments, including cash and cash equivalents, receivables, accounts payable and long- term debt, the carrying value is considered to approximate fair value.

    NEW ACCOUNTING STANDARDS
    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." At the current time, the Company does not plan to adopt the expense recognition provisions of this Standard; therefore, the adoption of this Standard will have no effect on the Company's financial condition or results of operations.

In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The impact of adopting this standard, which is effective for transactions occuring after December 31, 1996, is not expected to have a material impact on the Company's consolidated financial position and results of operations.

2. BUSINESS COMBINATIONS
On April 22, 1996, the company merged with Strategic solutions group, Inc. ("SSG" doing business as Creative Solutions) by exchanging 520,599 shares of BISYS common stock for all the outstanding shares of SSG. On June 28, 1996, the Company merged with T.U.G., Inc. ("TUG") by exchanging 491,314 shares of BISYS common stock for all the outstanding shares of TUG. The acquisitions of SSG and TUG have been accounted for as poolings of interests, although historical financial statements have not been restated due to immateriality. The Company incurred a charge of $1,750,000 in the year ended June 30, 1996 for costs associated with these mergers. (See Note 10).

On March 29, 1995, BISYS merged with Concord Holding Corporation ("Concord") by exchanging 5,926,009 shares of BISYS common stock for all of the outstanding Concord shares. On May 15, 1995 BISYS merged with Document Solutions, Inc. by exchanging 1,765,287 shares of BISYS common stock for all the outstanding Document Solutions shares. The mergers were each accounted for as poolings of interests. These consolidated financial statements reflect the financial position and results of operations of the combined companies for all periods presented. Historically, BISYS has a fiscal year ended June 30 and Concord and Document Solutions had fiscal years ended March 31. The consolidated statements of operations, stockholders' equity and cash flows for fiscal 1994 include BISYS' results for the twelve months ended June 30, 1994 and Concord's and Document Solution's results for the twelve months ended March 31, 1994. Due to the different fiscal year ends of the merged companies, the results of Concord and Document Solutions for the three months ended June 30, 1994 have been reported as an adjustment to conform reporting periods in the consolidated statement of stockholders' equity. Such amounts are summarized as follows (in thousands):

THREE MONTHS ENDED
                                             DOCUMENT
JUNE 30, 1994                   CONCORD     SOLUTIONS         TOTAL
NET REVENUES                     $5,689        $2,009        $7,698
NET EARNINGS (LOSS)                (433)           47          (386)
- --------------------------------------------------------------------
- --------------------------------------------------------------------

A charge of $32,329,000 was recorded in the year ended June 30, 1995 for costs associated with the mergers of Concord and Document Solutions (See Note 10).

The Company also completed several acquisitions during the year ended June 30, 1994. On July 1, 1993 the Company acquired all the outstanding stock of The Barclay Group, Inc., now known as BISYS Plan Services, for total cash consideration of $10,000,000 in a transaction accounted for as a purchase. On October 1, 1993 the Company acquired the partnership interests and outstanding common stock of The Winsbury Companies, now known as BISYS Fund Services for total cash consideration of $63,000,000 including expenses, in a transaction accounted for as a purchase.

3. DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS
(IN THOUSANDS):

                                                       1996          1995
SHORT-TERM INVESTMENTS:
   MUNICIPAL BONDS                                   $  -        $  2,406
   MUTUAL FUNDS                                         -           4,239
- --------------------------------------------------------------------------
                                                     $  -        $  6,645
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

PROPERTY AND EQUIPMENT, NET:
   LAND                                              $  271      $     90
   BUILDINGS AND IMPROVEMENTS                         4,271         1,587
   DATA COMMUNICATION EQUIPMENT                       1,249         2,086
   COMPUTER EQUIPMENT AND SYSTEMS                    24,642        21,326
   FURNITURE AND FIXTURES                            14,425         9,191
   LEASEHOLD IMPROVEMENTS                             1,655         1,664
   CAPITALIZED EQUIPMENT LEASES                       1,198         1,604
   SOFTWARE DEVELOPMENT COSTS                           307           502
- --------------------------------------------------------------------------
                                                     48,018        38,050
ACCUMULATED DEPRECIATION
   AND AMORTIZATION                                 (22,754)      (21,686)
- --------------------------------------------------------------------------
                                                    $25,264       $16,364
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

INTANGIBLE ASSETS, NET:
   COST IN EXCESS OF NET ASSETS ACQUIRED            $63,698       $63,443
   CUSTOMER RELATIONSHIPS                            28,000        28,000
   OTHER                                              1,794         2,575
- --------------------------------------------------------------------------
                                                     93,492        94,018
LESS: ACCUMULATED AMORTIZATION                      (12,642)       (9,404)
- --------------------------------------------------------------------------
                                                    $80,850       $84,614
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

ACCRUED LIABILITIES:
   MERGER COSTS AND OTHER                          $  9,984       $13,169
   COMMISSIONS                                       13,760           -
   COMPENSATION                                       5,600         4,297
   DEFERRED INCOME                                    6,003         3,836
   INCOME TAXES                                       1,299         2,127
   MARKETING                                         12,046         4,573
   OTHER                                              7,692         5,980
- --------------------------------------------------------------------------
                                                    $56,384       $33,982
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

4. LONG-TERM DEBT
Long-term debt consists of the following at June 30, 1996 and 1995 (in thousands):

                                                       1996          1995
MORTGAGE NOTES PAYABLE                               $1,726       $   -
TERM LOAN                                                 -         8,368
OTHER BORROWINGS                                        178           -
LESS CURRENT MATURITIES                                (243)       (8,368)
- --------------------------------------------------------------------------
                                                     $1,661       $   -
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------
INTEREST RATES AT JUNE 30                             7.75%         6.90%
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

As a result of the merger with TUG, mortgage notes payable of $1,726,000 were acquired and require monthly principal and interest payments of $16,525 and are collateralized by real estate. The interest rate is fixed at 7.75% through May 1998 and fluctuates based on certain market conditions subsequent to that date. Maturities of the mortgage notes payable are $65,000 in fiscal 1997, $72,000 in fiscal 1998, $78,000 in fiscal 1999, $84,000 in fiscal 2000, and $1,427,000 thereafter.

In May 1994, a Company subsidiary established a $10,000,000 revolving credit facility (including a $5,000,000 letter of credit facility) to support working capital requirements and a $90,000,000 multiple draw acquisition term loan facility to fund the Company's future acquisitions. In May 1996, the multiple draw acquisition facility expired and the remaining debt issuance costs of $513,000 were charged to expense. The Company is in discussions to renew its revolving credit facility and to establish a new term loan facility.

Outstanding borrowings under the credit facility bear interest at prime plus a margin not to exceed 0.75% or, at the Company's option, LIBOR plus a margin not to exceed 2.0% based upon the Company's ratio of the indebtedness to stockholders' equity (the "Pricing Formula"). The credit agreement requires the Company to pay an agent fee of $50,000 per year and a commitment fee ranging between 0.25% and 0.50%, based upon the Pricing Formula, on the unused portion of the revolving credit, and is collateralized by the stock and partnership interests of all present and future subsidiaries of the Company (except broker-dealer entities).

The credit agreement requires, among other things, the Company to maintain certain financial covenants and limits the Company's ability to incur additional indebtedness. Additionally, the credit agreement limits the ability of subsidiaries to pay dividends or to make loans and advances to the parent. As of June 30, 1996, no amounts were permitted for the payment of dividends.

The Company may borrow under the terms of its revolving credit line through May 1997 up to $10,000,000 reduced by the amount of outstanding letters of credit ($155,000 at June 30, 1996). At June 30, 1996 the Company had approximately $9,845,000 available for borrowing under the terms of the revolving credit facility. All borrowings under the revolving credit facility must be repaid by May 1997.

5. INCOME TAXES
The significant components of the Company's net deferred tax asset as of June 30, 1996 and 1995 are as follows (in thousands):

                                                       1996          1995
TAX EFFECTS OF:
   PROPERTY AND EQUIPMENT                            $3,281      $  7,973
   IDENTIFIABLE INTANGIBLE ASSETS                    (8,851)      (10,609)
   ACCRUED LIABILITIES                                9,909         6,605
   NET OPERATING LOSS CARRYFORWARDS                       -         4,670
   TAX CREDIT CARRYFORWARDS                           1,589         1,296
   OTHER                                              2,125         2,463
- --------------------------------------------------------------------------
   DEFERRED TAX ASSET                                 8,053        12,398
   LESS VALUATION ALLOWANCE                          (1,319)       (3,306)
- --------------------------------------------------------------------------
   NET DEFERRED TAX ASSET                            $6,734       $ 9,092
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

The Company periodically evaluates the deferred tax asset and adjusts the related valuation allowance on the deferred tax asset to an amount which is more likely than not to be realized through future taxable income. Management believes that future revenues from existing contracts will provide sufficient future taxable income to realize the net deferred tax asset recorded at June 30, 1996.

The components of the income tax provision for the years ended June 30, 1996, 1995, and 1994 are as follows (in thousands):

                                         1996          1995          1994

CURRENT                              $  9,912        $4,079        $3,880
DEFERRED                                2,324        (1,648)        4,147
- --------------------------------------------------------------------------
                                     $ 12,236        $2,431        $8,027
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

A reconciliation of the Company's income tax provision and the amount computed by applying the statutory federal income tax rate to earnings (loss) before income tax provision for the years ended June 30, 1996, 1995 and 1994 are as follows (in thousands):

                                         1996          1995          1994
FEDERAL INCOME TAX
   AT STATUTORY RATE                  $10,591       $(1,419)       $9,421
AMORTIZATION AND
  CHARGE-OFF OF NON-DEDUCTIBLE
  INTANGIBLE ASSETS                       664         1,165            87
CHANGE IN VALUATION
   ALLOWANCE                           (1,987)       (1,344)       (1,350)
CHANGE IN FEDERAL TAX RATE                  -             -          (746)
NON-DEDUCTIBLE MERGER
   RELATED EXPENSES                       490         3,219             -
STATE TAXES                             1,513           440           905
OTHER, NET                                965           370          (290)
- --------------------------------------------------------------------------
                                      $12,236       $ 2,431        $8,027
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

At June 30, 1996 the Company had tax credit carryforwards of $1,589,000 which expire in 2005.

6. LEASES
The Company leases various office space under noncancellable operating leases with remaining terms of up to ten years. The Company also leases certain office and computer equipment under operating leases expiring through 2002. Rental expense associated with these operating leases for the years ended June 30, 1996, 1995 and 1994 were $15,892,000, $13,846,000, and $10,075,000, respectively.

The future minimum rental payments under noncancellable operating leases for the years ending after June 30, 1996 are as follows (in thousands):

                                   OPERATING        CAPITAL
FISCAL YEAR                           LEASES         LEASES
1997                                 $13,181            $70
1998                                  12,160              7
1999                                   9,002              -
2000                                   5,188              -
2001                                   2,705              -
Thereafter                             3,006              -
- ------------------------------------------------------------
TOTAL MINIMUM LEASE PAYMENTS          $45,242           $77
- ----------------------------------------------
- ----------------------------------------------
LESS AMOUNTS REPRESENTING INTEREST                       (7)
- ------------------------------------------------------------
PRESENT VALUE OF MINIMUM
   LEASE PAYMENTS                                       $70
- ------------------------------------------------------------
- ------------------------------------------------------------

7. SUPPLEMENTAL CASH FLOW INFORMATION
In fiscal 1996 and 1995, the Company recorded a deferred tax asset related to tax benefits associated with stock options of approximately $3,549,000 and $1,333,000, respectively, with a corresponding adjustment to additional paid in capital. Also in fiscal 1995, Document Solutions recorded compensation expense in the amount of $794,000 in connection with common stock awarded to employees of Document Solutions by a shareholder with a corresponding adjustment to additional paid in capital. These noncash transactions have been excluded from the consolidated statement of cash flows.

The Company completed several acquisitions during the year ended June 30, 1994. The most significant transactions were the purchases of all the capital stock of The Barclay Group, Inc., The Winsbury Companies and SunTrust Data Systems, Inc. for $80,746,000. Of this total consideration, $79,146,000 was for cash and $1,600,000 was in the form of future payment commitments. A summary of the purchase prices paid, fair value of assets acquired and liabilities assumed are as follows during the year ended June 30, 1994 (in thousands):

                                                       1994
ASSETS ACQUIRED                                     $88,654
CONSIDERATION PAID                                  (80,746)
- ------------------------------------------------------------
LIABILITIES ASSUMED                                $  7,908
- ------------------------------------------------------------
- ------------------------------------------------------------

The Company also paid contingent merger consideration in cash based upon the resolution of contingencies of $216,000, $971,000 and $2,436,000, for the years ended June 30, 1996, 1995 and 1994, respectively. The recipients of such payments are not employees of the Company.

During the years ended June 30, 1996, 1995 and 1994, the Company received proceeds of $4,113,000, $808,000, and $287,000, and recorded a deduction to deferred compensation liability of $561,000, $124,000, and $162,000, respectively, with offsetting increases in additional paid in capital relating to the exercise of stock options.

8. RETIREMENT SAVINGS PLAN
The Company has a contributory retirement and savings plan which covers all employees and meets the requirements of Section 401(k) of the Internal Revenue Code. Employees may contribute up to 15% of their basic compensation to the plan which is matched 50% by the Company up to 6% of the employee's base compensation not to exceed $2,400.

The Company may, at the discretion of the Board of Directors, make additional contributions to the plan. The Company's matching contribution vests 40% with the employee after two years and 20% per year thereafter. The Company's expense to match employee contributions for the years ended June 30, 1996, 1995 and 1994, was approximately $1,069,000, $1,087,000, and $1,001,000, respectively.

9. CONTINGENCIES
On August 23, 1994 and September 9, 1994, two purchasers of Concord's stock, Seymour Lazar and Joshua Teitelbaum, on behalf of themselves and all others similarly situated, filed class action complaints in the United States District Court for the Northern District of California against Concord, its Board of Directors and certain officers, Hambrecht & Quist Group, Bank of America NT&SA and Montgomery Securities alleging violations of the Federal securities laws. The complaints allege that these individuals and entities misrepresented Concord's business and future prospects during Concord's initial public offering and in subsequent statements in order to successfully consummate the offering and to sustain an artificially inflated price for Concord's common stock. Accordingly, the plaintiffs seek to recover losses allegedly sustained by a class who purchased Concord's common stock between February 24, 1994 and June 17, 1994. The complaints do not specify the amount of damages sought.
The two cases have been consolidated. No trial date has been scheduled. The Company is involved in other litigation arising in the ordinary course of business. Manage- ment believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a
material adverse effect upon    the Company's financial position, results of
operations,     or cash flows. The Company only considers insurance deemed probable when evaluating loss contingencies.

10. MERGER EXPENSES AND OTHER CHARGES
As discussed in Note 2, the Company recorded a charge of $1,750,000 in connection with the acquisitions of SSG and TUG. In June 1996, the Company also entered into an outsourcing alliance agreement with the mutual fund division of Furman Selz, LLC and incurred estimated commission and other expenses of $13,960,000. The Company also recorded a charge of $6,027,000 in fiscal 1996 to integrate these new operations and to combine certain data center operations and certain offices of Document Solutions. Total merger expenses and other charges recorded in fiscal 1996 consist of (in thousands):

MERGER TRANSACTION EXPENSES (LEGAL AND FINANCIAL)                $  1,750
COSTS TO COMBINE OPERATIONS:
   COMPENSATION RELATED                                             3,320
   FACILITIES RELATED                                               1,862
   OTHER                                                              845
COMMISSIONS AND OTHER EXPENSES INCURRED IN
   CONNECTION WITH OUTSOURCING ALLIANCE                            13,960
WRITE-OFF OF DEFERRED FINANCING COSTS                                 513
- --------------------------------------------------------------------------
                                                                  $22,250
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

As of June 30, 1996, $797,000 of merger transaction expenses have been paid. The remaining costs of $20,940,000 are included in accrued liabilities on the accompanying balance sheet. It is expected that the actions to combine operations will be substantially completed by June 30, 1997.

As discussed in Note 2, the Company recorded a charge of $32,329,000 during fiscal 1995, for costs associated with the mergers of Concord and Document Solutions which consisted of the following (in thousands):

MERGER TRANSACTION EXPENSES (LEGAL AND FINANCIAL)                $  8,877
COSTS TO COMBINE OPERATIONS:
   COMPENSATION RELATED                                             5,700
   FACILITIES RELATED                                               5,500
   OTHER                                                            1,314
GENERAL AND ADMINISTRATIVE                                          3,989
CONTRACT ADJUSTMENT                                                 4,000
CHARGE-OFF OF INVESTMENT IN AFFILIATE                               2,949
- --------------------------------------------------------------------------
                                                                  $32,329
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

During the year ended June 30, 1996, the following costs were paid and charged against the merger related accrual of $13,169,000 at June 30, 1995 (in thousands):

MERGER TRANSACTION EXPENSES                                      $  3,446
COMPENSATION RELATED COSTS                                          4,100
FACILITIES RELATED COSTS                                            1,368
OTHER                                                               1,451
- --------------------------------------------------------------------------
                                                                  $10,365
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

At June 30, 1996, $2,804,000 of estimated costs to combine operations of Concord are unpaid and included in accrued liabilities on the accompanying balance sheet.

11. STOCK OPTION PLAN
The Company has stock option and restricted stock purchase plans which provide for the granting of options and/or restricted stock for 5,487,500 shares of common stock to certain key employees. The options vest over a five-year period at each anniversary date of the grant. These options expire following termination of employment or within ten years of the date of the grant, whichever comes first. A summary of stock options is provided below.



FISCAL YEAR
                                                      1996            1995           1994
OUTSTANDING AT BEGINNING OF YEAR                  2,670,607      2,484,064      1,199,331
GRANTED AT $1.88 - $23.25 PER SHARE                       -              -      1,891,617
GRANTED AT $8.89 - $21.88 PER SHARE                       -        586,560              -
GRANTED AT $24.88 - $37.38 PER SHARE              1,300,000              -              -
CANCELLED                                          (175,747)      (202,692)      (400,000)
EXERCISED AT $0.67 -  $24.88 PER SHARE             (628,768)      (197,325)      (206,884)
- ------------------------------------------------------------------------------------------
OUTSTANDING AT END OF YEAR                        3,166,092      2,670,607      2,484,064
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------
EXERCISABLE AT END OF YEAR                          870,138        997,601        609,548
- ------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------

The range of option prices for options outstanding at June 30, 1996, 1995 and 1994 were $0.67 - $37.38, $0.67 - $22.38, and $0.67 - $22.38, respectively.

- ------------------------
MARKET PRICE INFORMATION
(UNAUDITED)

The following information relates to the Company's $0.02 par value common stock
which trades in the over-the-counter   market and is quoted in the NASDAQ
National Market System under the symbol BSYS. Price information of the Company's common stock is presented below:

FISCAL 1996
QUARTER ENDED                                          HIGH           LOW
September 30, 1995                                      $29       $21 3/4
December 31, 1995                                    30 3/4      24 13/16
March 31, 1996                                       33 1/8        27 1/2
June 30, 1996                                        38 3/4            32
- --------------------------------------------------------------------------

FISCAL 1995
QUARTER ENDED                                          HIGH           LOW
September 30, 1994                                  $22 3/8       $18 3/4
December 31, 1994                                    22 1/4            19
March 31, 1995                                       22 5/8        17 5/8
June 30, 1995                                        22 7/8            19
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

At June 30, 1996, the Company's common stock was held by approximately 7,200 stockholders of record or through nominee or street name accounts with brokers.



CONSOLIDATED QUARTERLY RESULTS
(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE DATA)


                                                                        FISCAL 1996
- ---------------------------------------------------------------------------------------------------------
QUARTERS ENDED                                       SEP 30         DEC 31         MAR 31         JUN 30

Revenues                                            $52,272        $55,943        $65,923        $72,923
Operating earnings (loss)                             8,856         11,039         15,004         (5,011)
Earnings (loss) before income tax provision           8,742         11,051         15,214         (4,747)
Net earnings (loss)                                   5,421          6,851          9,444         (3,692)
Net earnings (loss) per common share                   0.22           0.28           0.38          (0.14)
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------
Weighted average common and
     common equivalent shares outstanding            24,366         24,676         24,923         26,088
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------

                                                                             FISCAL 1995
- ---------------------------------------------------------------------------------------------------------
QUARTERS ENDED                                       SEP 30         DEC 31         MAR 31         JUN 30

Revenues                                            $46,288        $48,392        $51,145        $54,702
Operating earnings (loss)                             5,642          5,659        (19,109)         4,404
Earnings (loss) before income tax provision           5,520          5,428        (19,414)         4,413
Net earnings (loss)                                   3,950          4,060        (15,123)           629
Net earnings (loss) per common share                   0.17           0.17          (0.62)          0.03
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------
Weighted average common and
     common equivalent shares outstanding            23,925         24,081         24,208         24,293
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------

