Form 10-K, Exhibit 13
period 1997-06-30
BISYS GROUP INC
filed 1997-09-29
CIK 883587

1997
     FINANCIALS


17   Selected financial data
18 Management's discussion and analysis of results of operations and financial condition
20   Management's statement of responsibility
21   Report of independent accountants
22   Consolidated statement of operations
23   Consolidated balance sheet
24   Consolidated statement of cash flows
25   Consolidated statement of stockholders' equity
26   Notes to consolidated financial statements
32   Market price information and Consolidated quarterly results





                                          THE BISYS GROUP, INC. AND SUBSIDIARIES


SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)


STATEMENT OF OPERATIONS DATA:

FOR YEARS ENDED JUNE 30,                        1997           1996           1995           1994           1993
Revenues                                    $318,988       $247,061       $200,527       $170,799       $112,413
-------------------------------------------------------------------------------------------------------------------

Operating costs and expenses:
     Service and operating                   170,717        131,708        105,163         83,567         49,963
     General and administrative               54,638         39,980         46,953         33,843         23,062
     Selling and conversion                   12,410          9,248          8,988         13,592          9,046
     Research and development                 10,408         10,176          9,392          8,895          7,359
     Amortization of intangibles               3,613          3,811          5,095          3,097            653
     Merger expenses and other charges         1,500         22,250         28,340            -            9,138
-------------------------------------------------------------------------------------------------------------------
Operating earnings (loss)                     65,702         29,888         (3,404)        27,805         13,192
Interest (income) expense                     (2,216)          (372)           649            887           (722)
-------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income tax provision   67,918         30,260         (4,053)        26,918         13,914
Income tax provision                          27,167         12,236          2,431          8,027          6,791
-------------------------------------------------------------------------------------------------------------------
Earnings (loss) before cumulative
    effect of change in
         accounting principle                 40,751         18,024         (6,484)        18,891          7,123
Cumulative effect of change in
    accounting principle                         -              -              -              -           13,700
-------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                          $40,751        $18,024        $(6,484)       $18,891        $20,823
-------------------------------------------------------------------------------------------------------------------
Earnings (loss) before cumulative
    effect of change
         in accounting principle
         per common share                    $  1.55        $  0.72        $ (0.27)       $  0.84        $  0.34
Cumulative effect of change
    in accounting principle per
         common share                            -              -              -              -             0.65
-------------------------------------------------------------------------------------------------------------------
Net earnings (loss) per common share         $  1.55        $  0.72        $ (0.27)       $  0.84        $  0.99
-------------------------------------------------------------------------------------------------------------------
Weighted average common and common
      equivalent shares outstanding           26,357         25,068         24,181         22,472         21,030
-------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA:
JUNE 30,
Working capital                              $87,641        $40,448        $ 5,326        $30,888        $46,131
Total assets                                 265,085        214,625        165,338        181,394         98,036
Long-term debt and capital lease obligations,
  including current maturities                 1,668          1,974          8,405         36,049            456
 Stockholders' equity                        191,919        143,172        114,627        117,368         74,404
-------------------------------------------------------------------------------------------------------------------

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES


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

FOR YEARS ENDED JUNE 30,                         1997      1996      1995
Revenues                                    100.0%    100.0%    100.0%
--------------------------------------------------------------------------
Operating costs and expenses:
     Service and operating                   53.5      53.3      52.5
     General and administrative              17.1      16.2      23.4
     Selling and conversion                   3.9       3.8       4.5
     Research and development                 3.3       4.1       4.7
     Amortization of intangibles              1.1       1.5       2.5
     Merger expenses and other charges         .5       9.0      14.1
--------------------------------------------------------------------------
Operating earnings (loss)                    20.6      12.1      (1.7)
Interest (income) expense                    (0.7)     (0.2)      0.3
--------------------------------------------------------------------------
Earnings (loss) before income tax provision   21.3     12.3      (2.0)
Income tax provision                          8.5       5.0       1.2
--------------------------------------------------------------------------
Net earnings (loss)                          12.8%      7.3%     (3.2)%
--------------------------------------------------------------------------

Revenues increased $71.9 million in fiscal 1997 and $46.5 million in fiscal 1996, representing increases of 29.1% and 23.2%, respectively. Growth in fiscal 1997 and 1996 was derived from sales to new clients, existing client growth, cross-sales to existing clients and revenues from acquired businesses, partially offset by lost business and sale of the Item Processing Division in fiscal 1997.

Service and operating expenses increased $39.0 million in fiscal 1997 and $26.5 million in fiscal 1996, representing percentage increases of 29.6% and 25.2%, respectively. Service and operating expenses increased as a percentage of revenues in fiscal 1997 by 0.2% to 53.5%, and by 0.8% to 53.3% in fiscal 1996. The increases resulted from additional costs associated with greater revenues.

General and administrative expenses increased $14.7 million, or 36.7%, and increased as a percentage of revenues by 0.9% to 17.1% in fiscal 1997 and decreased $7.0 million, or 14.9%, in fiscal 1996. The dollar increase in fiscal 1997 resulted from additional costs associated with greater revenues. The decrease in fiscal 1996 resulted from synergies gained from the consolidation of acquired businesses and from further utilization of existing general and administrative support resources.

Selling and conversion expenses increased $3.2 million, or 34.2%, and increased as a percentage of revenues by 0.1% to 3.9% in fiscal 1997, and increased $0.3 million, or 2.9% and decreased as a percentage of revenues by 0.7% to 3.8% in fiscal 1996. The increases in fiscal 1997 resulted from added costs associated with higher selling and conversion activities.

Research and development expenses increased $0.2 million to $10.4 million, or 2.3%, in fiscal 1997 and decreased as a percentage of revenues by 0.8% to 3.3%. In fiscal 1996 such expenses increased $0.8 million to $10.2 million or 8.3% and decreased as percentage of revenues by 0.6% to 4.1%. The dollar increases resulted from increased personnel expenses to support greater research and development activities, and the reduction in percentage of revenues was a result of acquiring and merging with businesses which do not require substantial research and development to produce revenues.

Amortization of intangible assets was $3.6 million in fiscal 1997, decreasing from $3.8 million in fiscal 1996 and from $5.1 million in fiscal 1995. As a percentage of revenues, amortization decreased to 1.1% from 1.5% and from 2.5% over the same years. The decrease in fiscal 1996 amortization from fiscal 1995 amortization was primarily due to the accelerated amortization in fiscal 1995 of $1.3 million of the goodwill associated with the BISYS Loan Services business, which was sold in August 1995.

In fiscal 1997, $1.5 million of additional commission charges were incurred as a result of increased mutual fund assets serviced pursuant to the outsourcing alliance with the mutual fund division of Furman Selz, LLC. In fiscal 1996, merger expenses and other charges aggregated $22.2 million. This included transaction related expenses arising from Strategic Solutions Group, Inc.
(BISYS Creative Solutions) and T.U.G., Inc. (BISYS Insurance Services) mergers and commissions and other expenses associated with the outsourcing alliance with the mutual fund division of Furman Selz, LLC which, in total, aggregated $15.7 million. The Company also recorded a charge of $6.0 million to integrate these new operations and to combine certain TOTALPLUS data center operations and certain offices of BISYS Document Solutions. Additionally, the Company wrote off the remaining deferred financing costs of $0.5 million in conjunction with the expiration of its term loan facility.

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

Operating earnings increased by $35.8 million and $33.3 million to $65.7 million and to $29.9 million in fiscal 1997 and 1996, respectively, and increased as a percentage of revenues from 12.1% to 20.6% in fiscal 1997. The increases were primarily due to revenue gains, the synergies realized from consolidation of the acquired businesses, and the reduction in merger expenses and other charges.

Interest income increased $1.8 million to $2.2 million in fiscal 1997 due to higher average balances of cash and cash equivalents. In fiscal 1996, interest income increased from an expense of $0.6 million in fiscal 1995 to income of $0.4 million, primarily as a result of the Company paying off all of its outstanding term loan indebtedness in August 1995.

The provision for income taxes increased to $27.2 million in fiscal 1997 from $12.2 million in fiscal 1996 and from $2.4 million in fiscal 1995. The fiscal 1997 provision reflects an effective tax rate of 40.0% and was impacted by $1.2 million of non-deductible amortization and $2.2 million of state taxes and other expenses. The fiscal 1996 provision reflects an effective tax rate of 40.4% and includes the impact of the decrease in the valuation allowance of $2.0 million, the effect of non-deductible amortization, merger related expenses, and other expenses totaling $2.3 million, and state taxes of $1.3 million.

    LIQUIDITY AND CAPITAL RESOURCES
    At June 30, 1997, the Company had cash and cash equivalents of $80.0 million and working capital of $87.6 million. The Company has been able to satisfy its cash requirements through its cash flows from operations. In addition, the Company has a $100.0 million senior unsecured revolving credit facility including a $10.0 million letter of credit sub-facility available to finance working capital requirements. At June 30, 1997, the Company had $0.1 million outstanding in the form of letters of credit. The interest rate on outstanding long-term borrowings of $1.7 million at June 30, 1997 was 7.75%.

For the year ended June 30, 1997, operating activities provided cash of $46.3 million, primarily as a result of net income of $40.8 million plus several non-cash items including depreciation and amortization of $11.8 million, deferred income taxes of $8.5 million offset by changes in net operating assets and liabilities of $13.9 million. Investing activities used cash of $11.8 million, primarily due to capital expenditures of $16.0 million offset by $3.8 million in net cash acquired in dispositions of subsidiaries. Financing activities provided cash of $6.2 million, primarily from $6.5 million in proceeds from shares of common stock issued of which $5.4 million was in connection with the exercise of stock options.

For the years ended June 30, 1996 and 1995, operating activities provided cash of $39.7 million and $15.5 million, respectively. investing activities used cash of $3.2 million and provided $6.2 million in fiscal years 1996 and 1995, respectively, and financing activities used cash of $4.5 million and $25.9 million, respectively.

The Company's strategy includes the acquisition of complementary businesses financed by a combination of internally generated funds, long-term debt and common stock.

    CORPORATE AND OTHER
    The Company has and will continue to make certain investments in its software systems and applications to ensure the Company is year 2000 compliant. The financial impact to the Company has not been and is not anticipated to be material to its financial position or results of operations in any given year.

In July 1997, a client of the Company's Fund Services division terminated its distribution and administration agreements effective September 1997. The action is expected to have a negative impact on the Company's growth in earnings for fiscal 1998 and the Company expects to take a one-time charge to realign operations. For fiscal 1997, revenue related to the agreements accounted for approximately $15.0 million.

The impact of new accounting standards is discussed in note 1 to the consolidated financial statements.

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

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY


The management of the Company assumes responsibility for the integrity and objectivity of the information in the fiscal 1997 Annual Report. The information was prepared in conformity with generally accepted accounting principles and reflects the best judgement of management.

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


/s/ Lynn J. Mangum


Lynn J. Mangum
Chairman and
Chief Executive Officer

REPORT OF INDEPENDENT
ACCOUNTANTS


To the Board of Directors and Stockholders
The BISYS Group, Inc.:

We have audited the accompanying consolidated balance sheet of The BISYS Group, Inc. and subsidiaries as of June 30, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The BISYS Group, Inc. and subsidiaries as of June 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand LLP


Coopers & Lybrand L.L.P.
New York, New York
August 15, 1997

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES



CONSOLIDATED STATEMENT OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)


FOR YEARS ENDED JUNE 30,                    1997           1996           1995
Revenues                                $318,988       $247,061       $200,527
--------------------------------------------------------------------------------
Operating costs and expenses:
     Service and operating               170,717        131,708        105,163
     General and administrative           54,638         39,980         46,953
     Selling and conversion               12,410          9,248          8,988
     Research and development             10,408         10,176          9,392
     Amortization of intangibles           3,613          3,811          5,095
     Merger expenses and other charges     1,500         22,250         28,340
--------------------------------------------------------------------------------
Operating earnings (loss)                 65,702         29,888         (3,404)
Interest (income) expense                 (2,216)          (372)           649
--------------------------------------------------------------------------------
Earnings (loss) before
    income tax provision                  67,918         30,260         (4,053)
Income tax provision                      27,167         12,236          2,431
--------------------------------------------------------------------------------
Net earnings (loss)                      $40,751      $  18,024      $  (6,484)
--------------------------------------------------------------------------------
Net earnings (loss) per common share     $  1.55      $    0.72      $   (0.27)
--------------------------------------------------------------------------------
Weighted average common and common
     equivalent shares outstanding        26,357         25,068         24,181

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(IN THOUSANDS, EXCEPT SHARE DATA)


JUNE 30,                                        1997                1996

ASSETS

Current assets:
     Cash and cash equivalents                $79,951           $  39,284
     Accounts receivable, net                  59,987              47,846
     Deferred tax asset                         5,083              12,159
     Prepaid expenses and other                 6,980               5,126
-----------------------------------------------------------------------------
Total current assets                          152,001             104,415
Property and equipment, net                    32,111              25,264
Intangible assets, net                         75,719              80,850
Other assets                                    5,254               4,096
-----------------------------------------------------------------------------
Total assets                                 $265,085            $214,625
-----------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Current maturities of long-term debt    $     83            $    306
     Accounts payable                           6,673               6,056
     Accrued liabilities                       57,604              57,605
-----------------------------------------------------------------------------
Total current liabilities                      64,360              63,967
Long-term debt                                  1,585               1,668
Deferred tax liability                          6,860               5,425
Other liabilities                                 361                 393
-----------------------------------------------------------------------------
Total liabilities                              73,166              71,453
-----------------------------------------------------------------------------

Commitments and contingencies (Notes 6 and 9)

STOCKHOLDERS' EQUITY
Common stock, $0.02 par value, 80,000,000
    shares authorized, 25,235,288 and
    24,782,101 shares issued and
    outstanding at June 30, 1997
         and 1996, respectively                   505                 496
    Additional paid-in capital                153,775             145,788
Retained earnings (accumulated deficit)        37,639              (3,112)
-----------------------------------------------------------------------------
Total stockholders' equity                    191,919             143,172
-----------------------------------------------------------------------------
Total liabilities and stockholders' equity   $265,085            $214,625

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES



CONSOLIDATED STATEMENT OF CASH FLOWS
(IN THOUSANDS)


FOR YEARS ENDED JUNE 30,                            1997      1996        1995

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                              $40,751   $18,024   $  (6,484)
 Adjustments to reconcile net earnings
   (loss) to net cash
     provided by operating activities:
        Depreciation and amortization             11,759     9,965      11,009
        Deferred income tax provision (benefit)    8,511     2,324      (1,648)
        Other                                       (827)       -        3,202
Change in assets and liabilities, net of
  effects from acquisitions:
     Accounts receivable, net                    (11,801)  (15,614)     (4,538)
     Prepaid expenses and other                   (2,411)      371        (269)
     Accounts payable                                617      (508)      1,953
     Accrued liabilities and other                   900    23,309      11,308
     Other assets                                 (1,158)    1,849         962
--------------------------------------------------------------------------------
Net cash provided by operating activities         46,341    39,720      15,495
--------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash acquired in other acquisitions
  and dispositions                                 3,827     3,024        -
Capital expenditures                             (15,974)  (12,698)    (9,210)
Purchase of short-term investments                (3,000)       -      (5,523)
Proceeds from sales and maturities
  of investments                                   3,523     6,796     21,208
Purchase of intangible assets                       (208)     (367)      (322)
--------------------------------------------------------------------------------
Net cash provided (used) by investing activities (11,832)   (3,245)     6,153
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt and
  capital lease obligations                           -      6,800        -
Repayment of debt and capital lease obligations     (306)  (16,073)   (27,572)
Exercise of stock options                          5,385     4,113        808
Issuance of common stock                           1,079       673        693
Other                                                 -         -         221
--------------------------------------------------------------------------------
Net cash provided (used) by financing activities   6,158    (4,487)   (25,850)
--------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                                40,667    31,988     (4,202)
Cash and cash equivalents at beginning of year    39,284     7,296     11,498
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year         $79,951   $39,284   $  7,296
--------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for:
Interest                                         $   335   $   664   $  2,377
Income taxes                                     $14,249   $ 6,391   $  4,517
--------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES



CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(IN THOUSANDS)



                                                                                                   NOTES          RETAINED
                                                                               ADDITIONAL     RECEIVABLE          EARNINGS
FOR YEARS ENDED JUNE 30, 1995,                             COMMON STOCK           PAID-IN      FOR STOCK      (ACCUMULATED
1996 AND 1997                                         SHARES         AMOUNT       CAPITAL         ISSUED           DEFICIT)
BALANCE, JUNE 30, 1994                                22,627         $453      $132,757           $ (221)         $(15,621)

Exercise of stock options                                417            8           924               -                -
Issuance of common stock                                  44            1           692               -                -
Tax benefit of stock options exercised and other           -            -         2,127               -                -
Adjustment to conform reporting periods (Note 2)          19            -           156               -               (386)
Payment on notes receivable for stock                      -            -           -                221               -
Net loss                                                   -            -           -                 -             (6,484)

BALANCE, JUNE 30, 1995                                23,107          462       136,656               -            (22,491)

Exercise of stock options                                630           13         4,661               -                -
Issuance of common stock                                  33            1           672               -                -
Tax benefit of stock options exercised                     -            -         3,549               -                -
Common stock issued in acquisitions                    1,012           20           250               -              1,355
Net earnings                                               -            -           -                 -             18,024

BALANCE, JUNE 30, 1996                                24,782          496       145,788               -             (3,112)

Exercise of stock options                                412            8         5,377               -                -
Issuance of common stock                                  41            1         1,078               -                -
Tax benefit of stock options exercised                     -            -         1,532               -                -
Net earnings                                               -            -           -                 -             40,751

BALANCE, JUNE 30, 1997                                25,235         $505      $153,775           $   -           $ 37,639


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES



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

    CASH AND CASH EQUIVALENTS
    Cash and cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less, including $48.2 million and $12.7 million of overnight repurchase agreements at June 30, 1997 and 1996, respectively. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

    SHORT-TERM INVESTMENTS
    Management determines the appropriate classification of investments in debt and equity securities at the time of purchase. Marketable debt and equity securities available for sale are carried at market based upon quoted market prices. Unrealized gains or losses on available for sale securities are accumulated as an adjustment to stockholders' equity, net of related deferred income taxes. Realized gains or losses are computed based on specific identification of the securities sold. Realized and gross unrealized gains and losses on short-term investments were not significant for the years ended June 30, 1997, 1996 and 1995.

    PROPERTY AND EQUIPMENT
    Property and equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets as follows:

                                            ESTIMATED
                                            USEFUL LIVES
                                                 (YEARS)
BUILDINGS AND IMPROVEMENTS                       5 - 40
COMPUTER EQUIPMENT AND SYSTEMS                   2 - 5
FURNITURE AND FIXTURES                           3 - 12
LEASEHOLD IMPROVEMENTS                      LEASE TERM
SOFTWARE DEVELOPMENT COSTS                       3 - 5

Depreciation expense for the years ended June 30, 1997, 1996 and 1995 was $8,146,000, $6,154,000 and $5,914,000, respectively.

Expenditures for major renewals and improvements are capitalized, while minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to expense as incurred. Disposals are removed at cost less accumulated depreciation with the resulting gain or loss being reflected in operations. Maintenance and repairs amounted to approximately $5,600,000, $4,286,000 and $4,198,000 for the years ended June 30, 1997, 1996 and 1995, respectively.


    INTANGIBLE ASSETS
    Intangible assets are amortized on a straight line basis over the estimated useful lives as follows:

                                                    ESTIMATED
                                                 USEFUL LIVES
                                                      (YEARS)
COST IN EXCESS OF NET ASSETS ACQUIRED                 10 - 40
CUSTOMER RELATIONSHIPS                                     30
OTHER                                                   1 - 5

Accumulated amortization of intangible assets was $14,736,000 and $12,642,000 at June 30, 1997 and 1996, respectively.

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

    SOFTWARE COSTS
    The Company charges to operations routine maintenance of software, design costs and development costs incurred prior to the establishment of a product's technological feasibility. Costs incurred subsequent to the establishment of a product's technological feasibility are capitalized and amortized over the expected useful life of the related product. For the years ended June 30, 1997, 1996 and 1995, the Company did not capitalize any internal costs related to the development of new software.

    REVENUE RECOGNITION
    The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts. The Company is not subject to returns in its businesses.

    ACCOUNTS RECEIVABLE
    A majority of the Company's receivables are from financial institutions and investment companies which approximated $36.5 million and $12.2 million, respectively, at June 30, 1997. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. The Company's credit losses have been minimal. At June 30, 1997 and 1996, the Company's allowance for doubtful accounts was approximately $2,673,000 and $2,146,000, respectively.

    PER SHARE DATA
    Per share data is computed using the weighted average number of common and common equivalent shares outstanding during each year presented. Fully diluted and primary earnings per share are approximately the same for each year presented. Common equivalent shares consist of stock options and are computed using the treasury stock method.

    STOCK-BASED COMPENSATION
    The Company applies APB opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans.

    INCOME TAXES
    The liability method is used in accounting for income taxes whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws.

    RECLASSIFICATION
    Certain reclassifications have been made to the 1995 and 1996 consolidated financial statements to conform to the 1997 presentation.

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

    NEW ACCOUNTING STANDARDS
    In March 1997, the Financial Accounting Standards Board issued FAS 128, "Earnings Per Share". FAS 128 supersedes APB 15, "Earnings Per Share", and changes the computation of earnings per share (EPS) by replacing the "primary" EPS requirements of APB 15 with a basic EPS computation based upon weighted average shares outstanding. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. FAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company will adopt FAS 128 in the second quarter of fiscal 1998, as required.

Earnings per common share computed under the provisions of FAS 128 for the year ended June 30, 1997 would have been $1.63 basic earnings per share and $1.55 diluted earnings per share.

In June 1997, the Financial Accounting Standards Board issued FAS 131 "Disclosures about Segments of an Enterprise and Related Information". FAS 131 specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. FAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company is presently evaluating the impact of the new disclosure standard and anticipates adopting its provisions no later than the year ended June 30, 1999.

2. BUSINESS COMBINATIONS
On April 22, 1996, the company merged with Strategic solutions group, Inc. ("SSG" doing business as Creative Solutions) by exchanging 520,599 shares of BISYS common stock for all the outstanding shares of SSG. On June 28, 1996, the Company merged with T.U.G., Inc. ("TUG") by exchanging 491,314 shares of BISYS common stock for all the outstanding shares of TUG. The acquisitions of SSG and TUG have been accounted for as poolings of interests, although historical financial statements have not been restated due to immateriality. The Company incurred a charge of $1,750,000 in the year ended June 30, 1996 for costs associated with these mergers (See Note 10).

On March 29, 1995, BISYS merged with Concord Holding Corporation ("Concord") by exchanging 5,926,009 shares of BISYS common stock for all of the outstanding Concord shares. On May 15, 1995, BISYS merged with Document Solutions, Inc. by exchanging 1,765,287 shares of BISYS common stock for all the outstanding Document Solutions shares. The mergers were each accounted for as poolings of interests. The consolidated financial statements reflect the financial position and results of operations of the combined companies for all periods presented.
A charge of $32,329,000 was recorded in the year ended June 30, 1995 for costs associated with the mergers of Concord and Document Solutions (See Note 10).

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



3. DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS
(IN THOUSANDS):

                                                 1997           1996
PROPERTY AND EQUIPMENT, NET:
   LAND                                     $    271       $    271
   BUILDINGS AND IMPROVEMENTS                  4,432          4,271
   COMPUTER EQUIPMENT AND SYSTEMS             30,477         27,089
   FURNITURE AND FIXTURES                     18,366         14,425
   LEASEHOLD IMPROVEMENTS                      1,669          1,655
   SOFTWARE DEVELOPMENT COSTS                  4,005            307
----------------------------------------------------------------------
                                              59,220         48,018
ACCUMULATED DEPRECIATION
   AND AMORTIZATION                          (27,109)       (22,754)
----------------------------------------------------------------------
                                            $ 32,111       $ 25,264
----------------------------------------------------------------------

INTANGIBLE ASSETS, NET:
   COST IN EXCESS OF NET ASSETS ACQUIRED    $ 62,250       $ 63,698
   CUSTOMER RELATIONSHIPS                     28,000         28,000
   OTHER                                         205          1,794
----------------------------------------------------------------------
                                              90,455         93,492
LESS: ACCUMULATED AMORTIZATION               (14,736)       (12,642)
----------------------------------------------------------------------
                                            $ 75,719       $ 80,850
----------------------------------------------------------------------

ACCRUED LIABILITIES:
   MERGER COSTS AND OTHER                   $  2,525       $  9,984
   COMMISSIONS                                 1,315         13,760
   COMPENSATION                                9,209          6,660
   DEFERRED INCOME                             6,988          6,003
   INCOME TAXES                                3,418          1,299
   MARKETING                                  18,779         12,046
   OTHER                                      15,370          7,853
----------------------------------------------------------------------
                                            $ 57,604       $ 57,605
----------------------------------------------------------------------


4. LONG-TERM DEBT
Long-term debt consists of the following at June 30, 1997 and 1996 (in thousands):

                                                 1997          1996
Mortgage notes payable                      $   1,661      $  1,726
Other borrowings                                    7           248
Less current maturities                           (83)         (306)
----------------------------------------------------------------------
                                            $   1,585      $  1,668
----------------------------------------------------------------------
Interest rates at June 30                    7.75%          7.75%
----------------------------------------------------------------------

Mortgage notes payable of $1,661,000 require monthly principal and interest payments of $16,525 and are collateralized by real estate. The interest rate is fixed at 7.75% through May 1998 and fluctuates based on certain market conditions subsequent to that date. Maturities of the mortgage notes payable are $77,000 in fiscal 1998, $78,000 in fiscal 1999, $84,000 in fiscal 2000,
$91,000 in fiscal 2001 and $1,331,000 thereafter.

In March 1997, the Company entered into a new $100 million credit facility with its banks. The new agreement establishes a $100 million senior unsecured revolving credit facility (including a $10 million letter of credit subfacility) to support working capital requirements and fund the Company's future acquisitions. The facility expires in March 2002.

Outstanding borrowings under the credit facility bear interest at prime or, at the Company's option, LIBOR plus a margin not to exceed 1.25% based upon the ratio of the Company's consolidated indebtedness to common stockholders' equity (the "Pricing Formula"). The credit agreement requires the Company to pay an agent fee of $25,000 per year and a commitment fee ranging from 0.15% and 0.25%, based on the Pricing Formula, on the unused portion of the facility. The facility is guaranteed by all subsidiaries of The BISYS Group, Inc. (except for broker/dealer, insurance and non-operating companies).

The credit agreement requires, among other things, the Company to maintain certain financial covenants and limits the Company's ability to incur additional indebtedness and to pay dividends. As of June 30, 1997, no amounts were permitted for the payment of dividends.

The Company can borrow under the facility through March 2002, up to $100 million, reduced by the outstanding letters of credit ($134,000 at June 30, 1997). Interest is payable quarterly for prime rate borrowings or at maturity for LIBOR borrowings, which range from 30-180 days.

In May 1996, the Company's previous multiple draw acquisition facility expired and the remaining unamortized debt issuance costs of $513,000 were charged to expense.

5. INCOME TAXES
The significant components of the Company's net deferred tax asset (liability) as of June 30, 1997 and 1996 are as follows (in thousands):

                                                   1997      1996
Tax effects of:
   Property and equipment                       $ 1,156   $ 3,281
   Accrued liabilities                            2,584     9,909
   Accounts receivable                            1,354       655
   Tax credit carryforwards                         -       1,589
   Other                                          2,439     1,470
----------------------------------------------------------------------
   Deferred tax asset                             7,533    16,904
   Less valuation allowance                      (1,319)   (1,319)
----------------------------------------------------------------------
   Net deferred tax asset                         6,214    15,585
   Deferred tax liability - identifiable
      intangible assets                          (7,991)   (8,851)
----------------------------------------------------------------------
   Deferred income taxes, net (liability)
      asset                                     $(1,777)  $ 6,734
----------------------------------------------------------------------

The Company periodically evaluates the deferred tax asset and adjusts the related valuation allowance on the deferred tax asset to an amount which is more likely than not to be realized through future taxable income.

The components of the income tax provision for the years ended June 30, 1997, 1996, and 1995 are as follows (in thousands):

                                            1997      1996      1995
DEFERRED FEDERAL TAX                     $ 7,428   $ 2,172   $(2,397)
FEDERAL TAX CURRENTLY PAYABLE             15,731     8,052     4,135
DEFERRED STATE TAX                         1,083       152       749
STATE TAX CURRENTLY PAYABLE                2,925     1,860       (56)
----------------------------------------------------------------------
                                         $27,167   $12,236   $ 2,431
----------------------------------------------------------------------

A reconciliation of the Company's income tax provision and the amount computed by applying the statutory federal income tax rate to earnings (loss) before income tax provision for the years ended June 30, 1997, 1996 and 1995 are as follows (in thousands):

                                            1997      1996      1995
Federal income tax
   at statutory rate                     $23,772   $10,591   $(1,419)
Amortization and
  charge-off of non-deductible
  intangible assets                        1,195       664     1,165
Change in valuation allowance                -      (1,987)   (1,344)
Non-deductible merger
   related expenses                          -         490     3,219
State taxes                                2,532     1,308       450
Other, net                                  (332)    1,170       360
----------------------------------------------------------------------
                                         $27,167   $12,236   $ 2,431
----------------------------------------------------------------------


6. LEASES
The Company leases various office space under noncancellable operating leases with remaining terms of up to ten years. The Company also leases certain office and computer equipment under operating leases expiring through 2003. Rental expense associated with these operating leases for the years ended June 30, 1997, 1996 and 1995 were $15,096,000, $15,892,000 and $13,846,000, respectively.

The future minimum rental payments under noncancellable operating leases for the years ending after June 30, 1997 are as follows (in thousands):

                                                 OPERATING
FISCAL YEAR                                         LEASES
1998                                               $12,267
1999                                                10,536
2000                                                 6,878
2001                                                 4,738
2002                                                 3,707
Thereafter                                           5,839
--------------------------------------------------------------
                                                   $43,965


7. SUPPLEMENTAL CASH FLOW INFORMATION
In fiscal 1997, 1996 and 1995, the Company recorded a deferred tax asset related to tax benefits associated with stock options of approximately $1,532,000, $3,549,000 and $1,333,000, respectively, with a corresponding adjustment to additional paid-in capital. Also in fiscal 1995, Document Solutions recorded compensation expense in the amount of $794,000 in connection with common stock awarded to employees of Document Solutions by a shareholder with a corresponding adjustment to additional paid-in capital. These noncash transactions have been excluded from the consolidated statement of cash flows.

The Company also paid contingent merger consideration in cash based upon the resolution of contingencies of $186,000, $216,000 and $971,000 for the years ended June 30, 1997, 1996 and 1995, respectively. The recipients of such payments are not employees of the Company.

During the years ended June 30, 1997, 1996 and 1995, the Company received proceeds of $5,385,000, $4,113,000 and $808,000 respectively, and recorded a deduction to deferred compensation of $561,000 in 1996 and $124,000 in 1995 with offsetting increases in additional paid-in capital relating to the exercise of stock options.

8. RETIREMENT SAVINGS PLAN
The Company has a contributory retirement and savings plan which covers all employees and meets the requirements of Section 401(k) of the Internal Revenue Code. Employees may contribute up to 15% of their compensation to the plan which is matched 50% by the Company up to 6% of the employee's compensation not to exceed $4,750.

The Company may, at the discretion of the Board of Directors, make additional contributions to the plan. The Company's matching contribution vests 40% with the employee after two years and 20% per year thereafter. The Company's expense to match employee contributions for the years ended June 30, 1997, 1996 and 1995, was approximately $1,511,000, $1,069,000 and $1,087,000, respectively.

9. CONTINGENCIES
The Company is involved in litigation arising in the ordinary course of business. Management believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's financial position, results of operations, or cash flows.

10. MERGER EXPENSES AND OTHER CHARGES
As discussed in Note 2, the Company recorded a charge in fiscal 1996 of $1,750,000 in connection with the acquisitions of SSG and TUG. In June 1996, the Company also entered into an outsourcing alliance agreement with the mutual fund division of Furman Selz, LLC and incurred estimated commission and other expenses of $13,960,000. The Company also recorded a charge of $6,027,000 in fiscal 1996 to integrate new operations and to combine certain data center operations and certain offices of Document Solutions.
In fiscal 1997, the Company incurred an additional commission charge of $1,500,000 as a result of servicing additional mutual fund assets pursuant to the alliance with Furman.

As discussed in Note 2, the Company recorded a charge of $32,329,000 during fiscal 1995, for costs associated with the mergers of Concord and Document Solutions, of which $3,989,000 is included in general and administrative expense on the accompanying consolidated statement of operations.

Total merger expenses and other charges recorded for the year ended June 30,
1997, 1996 and 1995 consisted of the following   (in thousands):

                                                 1997      1996      1995
MERGER TRANSACTION EXPENSES
   (LEGAL AND FINANCIAL)                     $   -     $  1,750   $ 8,877
COSTS TO COMBINE OPERATIONS:
   COMPENSATION RELATED                          -        3,320     5,700
   FACILITIES RELATED                            -        1,862     5,500
   OTHER                                         -          845     1,314
COMMISSIONS AND OTHER EXPENSES
   INCURRED IN CONNECTION WITH
   OUTSOURCING ALLIANCE                          1,500   13,960        -
WRITE-OFF OF DEFERRED FINANCING COSTS             -         513        -
GENERAL AND ADMINISTRATIVE                        -          -       3,989
CONTRACT ADJUSTMENT                               -          -       4,000
CHARGE-OFF OF INVESTMENT IN AFFILIATE             -          -       2,949
----------------------------------------------------------------------------
                                                $1,500  $22,250    $32,329
----------------------------------------------------------------------------

During the years ended June 30, 1997 and 1996, the following costs were paid and charged against the merger related accruals (in thousands):
                                                           1997      1996
MERGER TRANSACTION EXPENSES                               $2,125     $4,243
COMMISSIONS                                               14,145      4,100
COMPENSATION RELATED COSTS                                 2,416      1,368
FACILITIES RELATED COSTS                                   2,024      1,451
OTHER                                                        694        -
-----------------------------------------------------------------------------
                                                         $21,404    $11,162
-----------------------------------------------------------------------------

At June 30, 1997, $3,840,000 of estimated costs for merger expenses, commissions and costs to combine operations are unpaid and included in accrued liabilities on the accompanying balance sheet.

11. SHAREHOLDER RIGHTS PLAN
On May 7, 1997, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution at the rate of one Right for each share of common stock held of record as of the close of business on May 16, 1997 and for each share of common stock issued thereafter up to the distribution date (defined below).

Each Right entitles holders of common stock to buy one share of common stock of the Company at an exercise price of $175.00. The Rights would be exercisable, and would detach from the common stock (the "Distribution Date") only if a person or group (i) were to acquire 15 percent or more of the outstanding shares of common stock of the Company; (ii) were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 15 percent or more of the outstanding shares of common stock of the Company; (iii) were declared by the Board to be an Adverse Person (as defined in the Plan) if such person or group beneficially owns 10% or more of the outstanding shares of common stock in the Company. In the event of any occurrence triggering the Distribution Date, each right would entitle the holder (other than such an acquiring person or group) to purchase the outstanding shares of common stock of the Company (or, in certain circumstances, common stock of the acquiring person) with a value of twice the exercise price of the Rights upon payment of the exercise price. The Company will be entitled to redeem the Rights at $0.0025 per Right at any time. The Rights will expire at the close of business on May 16, 2007.

12. STOCK BASED COMPENSATION PLANS
The Company has stock option and restricted stock purchase plans which provide for granting of options and/or restricted stock for 6,922,500 shares to certain employees and outside directors. The options vest primarily over a five year period at each anniversary date of the grant. These options expire following termination of employment or within ten years of the date of the grant, whichever comes first. Pro forma disclosures are provided for fiscal 1997 and 1996 as if the company had adopted the cost recognition requirements of FAS 123 "Accounting for Stock-based Compensation".

The fair value of each stock option grant is estimated on the date of grant using The Black-Scholes pricing model with the following assumptions for grants in 1997 and 1996: 1) expected dividend yields of 0% 2) risk-free interest rates ranging from 5.35% to 6.78%, 3) expected volatility of 30%, and 4) a weighted average expected life of 5.3 years. For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period of 5 years for employees. Using these assumptions, the weighted average fair value per option share at date of grant for options granted during 1997 and 1996 was $15.08 and $12.43, respectively.

Had compensation expense been recognized for the Company's stock-based compensation plans in accordance with FAS 123, the net earnings and net earnings per common share for the years ended June 30, 1997 and 1996 would have been as follows (in thousands, except per share data):

                          1997                         1996
              AS REPORTED    PRO FORMA      AS REPORTED       PRO FORMA
--------------------------------------------------------------------------
NET EARNINGS  $40,751        $38,072        $18,024             $17,100
NET EARNINGS
   PER COMMON
   SHARE      $  1.55        $  1.46        $  0.72             $  0.68
--------------------------------------------------------------------------

The effect of applying FAS 123 for only 1997 and 1996 option grants may not be
representative of the pro forma impact in   future years.

The following is a summary of stock option activity for the years ended June 30, 1997, 1996, and 1995:




                                                    1997                             1996                           1995
                                                         WEIGHTED                          WEIGHTED                       WEIGHTED
                                                          AVERAGE                           AVERAGE                        AVERAGE
                                                         EXERCISE                          EXERCISE                       EXERCISE
                                          SHARES            PRICE            SHARES           PRICE       SHARES             PRICE

Outstanding at beginning of year       3,175,692           $24.93         2,681,471           $17.90    2,383,745           $16.40
Options Granted                          839,300           $36.03         1,304,800           $28.94      583,470           $20.76
Options Exercised                       (411,931)          $17.54          (628,768)          $14.42     (138,300)          $ 4.01
Options Cancelled                       (161,433)          $30.20          (181,811)          $20.75     (147,444)          $19.16
Outstanding at end of year             3,441,628           $29.06         3,175,692           $24.93    2,681,471           $17.89
Exercisable at end of year             1,096,085           $22.76           869,296           $17.51    1,012,228           $13.96

The following summarizes information about the Company's stock options outstanding at June 30, 1997:



                                                        Weighted           Weighted                           Weighted
                                                         Average            Average                            Average
                                                        Exercise     Remaining Life                     Exercise Price
Range of Exercise Prices     Options Outstanding           Price          (in years)     Exercisable    of Exercisable

$00.01-$10.00                            423,609           $3.44               4.40          380,892            $3.13
$10.01-$20.00                            717,119          $18.98               6.29          401,293           $18.98
$20.01-$30.00                          1,104,100          $24.32               7.71          229,100           $24.14
$30.01-$40.00                          1,196,800          $35.90               9.22           84,800           $35.93



13. SUBSEQUENT EVENT
On August 15,1997, the Company completed its acquisition of Charter Systems, Inc. (Charter) through the issuance of 588,945 shares of BISYS common stock and exchange of 258,605 BISYS equivalent stock options for all the outstanding shares and stock options of Charter. The transaction will be accounted for as a pooling of interests, although historical financial statements will not be restated due to immateriality. The value of the transaction is approximately $33.5 million and the Company is expected to incur merger transaction expenses of approximately $3.0 million, net of tax.

Charter provides network planning, design, implementation and 24-hour monitoring and performance analysis for local and wide area network environments.

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES
MARKET PRICE INFORMATION
(UNAUDITED)


The following information relates to the Company's $0.02 par value common stock which trades in the over-the-counter market and is quoted in the NASDAQ National Market System under the symbol BSYS. Price information of the Company's common stock is presented below:

FISCAL 1997
QUARTER ENDED                                          HIGH     LOW
September 30, 1996                                   $41 1/2   $29
December 31, 1996                                     43 3/8    34 3/4
March 31, 1997                                        37 1/4    27 7/8
June 30, 1997                                         42 1/8    28 1/4
--------------------------------------------------------------------------------

FISCAL 1996
QUARTER ENDED                                           HIGH     LOW
September 30, 1995                                    $29       $21 3/4
December 31, 1995                                      31 1/8    24 3/4
March 31, 1996                                         33 1/2    27 1/4
June 30, 1996                                          38 3/4    32
--------------------------------------------------------------------------------

At June 30, 1997, the Company's common stock was held by approximately 3,700 stockholders of record or through nominee or street name accounts with brokers.


CONSOLIDATED QUARTERLY RESULTS
(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE DATA)


                                                                  FISCAL 1997
-----------------------------------------------------------------------------------------------------------
QUARTERS ENDED                         SEP 30              DEC 31              MAR 31              JUN 30
Revenues                               $72,395             $74,797             $83,961             $87,835
Operating earnings                      12,274              14,433              17,591              21,404
Earnings before income tax provision    12,778              14,926              18,256              21,958
Net earnings                             7,666               8,957              10,952              13,176
Net earnings  per common share            0.29                0.34                0.42                0.50
-----------------------------------------------------------------------------------------------------------
Weighted average common and
     common equivalent shares
         outstanding                    26,341              26,394              26,237              26,364
-----------------------------------------------------------------------------------------------------------


                                                                  FISCAL 1996
-----------------------------------------------------------------------------------------------------------
QUARTERS ENDED                          SEP 30             DEC 31              MAR 31              JUN 30
Revenues                               $52,272             $55,943             $65,923             $72,923
Operating earnings (loss)                8,856              11,039              15,004              (5,011)
Earnings (loss) before income
    tax provision                        8,742              11,051              15,214              (4,747)
Net earnings (loss)                      5,421               6,851               9,444              (3,692)
Net earnings (loss) per common share      0.22                0.28                0.38               (0.14)
-----------------------------------------------------------------------------------------------------------
Weighted average common and
     common equivalent shares
         outstanding                    24,366              24,676              24,923              26,088
-----------------------------------------------------------------------------------------------------------