Form 10-K405, Exhibit 13
period 1998-06-30
BISYS GROUP INC
filed 1998-09-28
CIK 883587

                                                                      Exhibit 13
                                                           The BISYS Group, Inc.
                                                                and Subsidiaries


    SELECTED FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE DATA)


STATEMENT OF OPERATIONS DATA:

FOR YEARS ENDED JUNE 30,                               1998            1997             1996             1995              1994
Revenues                                           $ 386,344        $ 318,988        $ 247,061        $ 200,527        $ 170,799
--------------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses:
     Service and operating                           221,767          170,717          131,708          105,163           83,567
     General and administrative                       58,061           54,638           39,980           46,953           33,843
     Selling and conversion                           17,064           12,410            9,248            8,988           13,592
     Research and development                         11,731           10,408           10,176            9,392            8,895
     Amortization of intangibles                       3,819            3,613            3,811            5,095            3,097
     Merger expenses and other charges                11,998            1,500           22,250           28,340               --
--------------------------------------------------------------------------------------------------------------------------------
Operating earnings (loss)                             61,904           65,702           29,888           (3,404)          27,805
Interest (income) expense                             (4,849)          (2,216)            (372)             649              887
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income tax provision           66,753           67,918           30,260           (4,053)          26,918
Income tax provision                                  26,729           27,167           12,236            2,431            8,027
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $  40,024        $  40,751        $  18,024        $  (6,484)       $  18,891
================================================================================================================================
Basic earnings (loss) per share                    $    1.52        $    1.63        $    0.76        $   (0.28)       $    0.93
Diluted earnings (loss) per share                  $    1.46        $    1.55        $    0.72        $   (0.28)       $    0.84
================================================================================================================================
BALANCE SHEET DATA:
JUNE 30,
Working capital                                    $  97,822        $  87,641        $  40,448        $   5,326        $  30,888
Total assets                                         334,101          265,085          214,625          165,338          181,394
Long-term debt, including current maturities           1,702            1,668            1,974            8,405           36,049
Stockholders' equity                                 238,290          191,919          143,172          114,627          117,368
================================================================================================================================


1998
FINANCIALS


       17   Selected Financial Data
       18   Management's Discussion and Analysis of Results
            of Operations and Financial Condition
       21   Management's Statement of Responsibility
       21   Report of Independent Accountants
       22   Consolidated Statement of Operations
       23   Consolidated Balance Sheet
       24   Consolidated Statement of Cash Flows
       25   Consolidated Statement of Stockholders' Equity
       26   Notes to Consolidated Financial Statements
       32   Market Price Information and Consolidated Quarterly Results

                                                           The BISYS Group, Inc.
                                                                and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



The BISYS Group, Inc. and subsidiaries (the "Company") provides outsourcing solutions to and through financial organizations and reports as a single segment. The following table presents the percentage of revenues represented by each item in the Company's consolidated statement of operations for the periods indicated:

FOR YEARS ENDED JUNE 30,                       1998          1997          1996
Revenues                                      100.0%        100.0%        100.0%
--------------------------------------------------------------------------------
Operating costs and expenses:
     Service and operating                     57.4          53.5          53.3
     General and administrative                15.0          17.1          16.2
     Selling and conversion                     4.5           3.9           3.8
     Research and development                   3.0           3.3           4.1
     Amortization of intangibles                1.0           1.1           1.5
     Merger expenses and other charges          3.1            .5           9.0
--------------------------------------------------------------------------------
Operating earnings                             16.0          20.6          12.1
Interest income                                 1.3           0.7           0.2
--------------------------------------------------------------------------------
Earnings before income tax provision           17.3          21.3          12.3
Income tax provision                            6.9           8.5           5.0
--------------------------------------------------------------------------------
Net income                                     10.4%         12.8%          7.3%
================================================================================


Revenues increased $67.4 million in fiscal 1998 and $71.9 million in fiscal 1997, representing increases of 21.1% and 29.1%, respectively. Growth in fiscal 1998 and 1997 was derived from sales to new clients, existing client growth, cross-sales to existing clients and revenues from acquired businesses, partially offset by lost business. Revenue growth from acquired businesses approximated $23.4 million in fiscal 1998 and $12.6 million in fiscal 1997.

Service and operating expenses increased $51.1 million in fiscal 1998 and $39.0 million in fiscal 1997, representing percentage increases of 29.9% and 29.6%, respectively. Service and operating expenses increased as a percentage of revenues in fiscal 1998 by 3.9% to 57.4%, and by 0.2% to 53.5% in fiscal 1997. The increases resulted from additional costs associated with greater revenues.

General and administrative expenses increased $3.4 million, or 6.3%, and decreased as a percentage of revenues by 2.1% to 15.0% in fiscal 1998 and increased $14.7 million, or 36.7%, and increased as a percentage of revenues by 0.9% to 17.1% in fiscal 1997. The dollar increase in fiscal 1998 and 1997 resulted from additional costs associated with greater revenues. The decrease as a percentage of revenues in fiscal 1998 resulted from further utilization of existing general and administrative support resources.

Selling and conversion expenses increased $4.7 million, or 37.5%, and increased as a percentage of revenues by 0.6% to 4.5% in fiscal 1998, and increased $3.2 million, or 34.2%, and increased as a percentage of revenues by 0.1% to 3.9% in fiscal 1997. The increases in fiscal 1998 and 1997 resulted from added costs associated with higher selling and conversion activities.

Research and development expenses increased $1.3 million to $11.7 million, or 12.7%, in fiscal 1998 and decreased as a percentage of revenues by 0.3% to 3.0%. In fiscal 1997 such expenses increased $0.2 million to $10.4 million, or 2.3%, and decreased as percentage of revenues by 0.8% to 3.3%. The dollar increases resulted from increased personnel expenses to support greater research and development activities, and the reduction in percentage of revenues was a result of acquiring and merging with businesses which do not require substantial research and development to produce revenues.

Amortization of intangible assets was $3.8 million in fiscal 1998, compared to $3.6 million in fiscal 1997 and $3.8 million in fiscal 1996. As a percentage of revenues, amortization decreased to 1.0% from 1.1% and from 1.5% over the same years.

In fiscal 1998, the Company recorded transaction-related charges of $5.3 million related to the acquisitions of Charter Systems, Inc. (Charter), Dascit/White & Winston and affiliated companies (DWW), and Benefit Services, Inc. (BSI). Additionally, a one-time charge of $6.7 million was incurred to realign operations primarily in connection with a client of the Company's Fund Services division terminating its distribution and administration agreements.

In fiscal 1997, $1.5 million of additional commission charges were incurred as a result of increased mutual fund assets serviced pursuant to the outsourcing alliance with the mutual fund division of Furman Selz, LLC. In fiscal 1996, merger expenses and other charges aggregated $22.2 million. This included transaction-related expenses arising from Strategic Solutions Group, Inc. (BISYS Creative Solutions) and T.U.G., Inc. (BISYS Insurance Services) mergers, and commissions and other expenses associated with the outsourcing alliance with the mutual fund division of Furman Selz, LLC which, in total, aggregated $15.7 million. The Company also recorded a charge of $6.0 million to integrate these new operations and to combine certain TOTALPLUS data center operations and certain offices of BISYS Document Solutions. Additionally, the Company wrote off the remaining deferred financing costs of $0.5 million in conjunction with the expiration of its term loan facility.

Operating earnings decreased by $3.8 million to $61.9 million in fiscal 1998, and decreased as a percentage of revenues from 20.6% to 16.0%. The decreases were due to costs related to the mergers of Charter, DWW, and BSI and the realignment of current operations of the Fund Services division. Operating earnings increased by $35.8 million to $65.7 million in fiscal 1997 and increased as a percentage of revenues from 12.1% to 20.6%. The increases were primarily due to revenue gains, the synergies realized from consolidation of acquired businesses, and the reduction in merger expenses and other charges.

Interest income increased $2.6 million to $4.8 million in fiscal 1998 and increased $1.8 million to $2.2 million in fiscal 1997 due to higher average invested balances of cash and cash equivalents.

The provision for income taxes decreased to $26.7 million in fiscal 1998 from $27.2 million in fiscal 1997 and increased from $12.2 million in fiscal 1996. The fiscal 1998 provision reflects an effective tax rate of 40.0% and was impacted by the effect of non-deductible amortization, merger-related expenses, and other expenses totaling $0.7 million, and state taxes of $3.1 million. The fiscal 1997 provision reflects an effective tax rate of 40.0% and was impacted by $0.9 million of non-deductible amortization and other expenses and $2.5 million of state taxes.

      LIQUIDITY AND CAPITAL RESOURCES

      At June 30, 1998, the Company had cash and cash equivalents of $93.4 million and working capital of $97.8 million. The Company has been able to satisfy its cash requirements through its cash flows from operations. In addition, the Company has a $100.0 million senior unsecured revolving credit facility including a $10.0 million letter of credit sub-facility available to finance working capital requirements. At June 30, 1998, the Company had $0.6 million outstanding in the form of letters of credit. The interest rate on outstanding long-term borrowings of $1.7 million at June 30, 1998 was 7.75%.

For the year ended June 30, 1998, operating activities provided cash of $62.6 million, primarily as a result of net income of $40.0 million plus several non-cash items including depreciation and amortization of $14.8 million, deferred income taxes of $4.5 million, loss on disposition or write-down of property and equipment of $2.7 million offset by changes in net operating assets and liabilities of $1.3 million. Investing activities used cash of $50.3 million, primarily due to business acquisitions of $29.3 million, capital expenditures of $16.9 million and investments of $6.6 million. Financing activities provided cash of $1.2 million, primarily from $13.6 million in proceeds from shares of common stock issued of which $12.2 million was in connection with the exercise of stock options, offset by $10.3 million for the repurchase of common stock.

For the years ended June 30, 1997 and 1996, operating activities provided cash of $46.3 million and $39.7 million, respectively. Investing activities used cash of $11.8 million and $3.2 million in fiscal years 1997 and 1996, respectively, and financing activities provided cash of $6.2 million and used cash of $4.5 million, respectively.

The Company's strategy includes the acquisition of complementary businesses financed by a combination of internally generated funds, long-term debt and common stock. In fiscal 1998, the Company initiated a stock buy-back program of up to $100 million of its outstanding common stock. Purchases will occur from time to time in the open market to offset the possible dilutive effect of shares to be issued under employee benefit plans, for possible use in future acquisitions and for general and other corporate purchases.

      YEAR 2000

      The Company is addressing the Year 2000 issues associated with its existing computer systems and software applications utilizing both internal and external resources to identify and remediate these matters throughout the organization. The Company has completed its risk assessment and continues to remediate all significant systems which are not currently Year 2000 ready. The Company anticipates that all of its internal mission critical information systems will be Year 2000 ready by December 31, 1998.

If third parties upon which the Company depends are unable to address their Year 2000 issues in a timely manner, it could result in a material adverse financial risk to the Company. In order to assure that this does not occur, the Company is devoting resources necessary to develop appropriate business continuity plans. These contingency plans will include alternative systems and vendors, disaster recovery hot sites and manual processes. These contingency plans are expected to be completed prior to June 30, 1999.

The Company's Year 2000 progress, the testing of remediated software and contingency plans have been and will continue to be the subject of independent verification and validation by the Company's Internal Audit function. Internal Audit reports on Year 2000 are reviewed by senior management and the Company's Board of Directors.

The Company believes it has developed an effective plan to address the Year 2000 issues and that, based on available information, its Year 2000 transition will not have a material effect on its business, operations or financial results. In fiscal 1998, the Company spent approximately $3.0 million on Year 2000 testing

                                                           The BISYS Group, Inc.
                                                                and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

and remediation and currently anticipates expenditures in the range of $3.0 to $5.0 million in fiscal 1999 and less than $1.0 million in the first half of fiscal 2000.

      SUBSEQUENT EVENT

      On August 21, 1998, the Company entered into a definitive agreement and plan of merger to acquire the Georgia-based Greenway Corporation, in a stock for stock transaction valued at approximately $47.5 million. The Company's Board of Directors has agreed to the terms of the agreement. The transaction will be accounted for by the purchase method of accounting.

The Company expects to allocate a substantial portion of the purchase price to in-process research and development costs which will result in a nonrecurring charge in the first fiscal quarter ending September 30, 1998.

      SAFE HARBOR STATEMENT UNDER THE
      PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

      Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, services and related products, prices, and other factors discussed in the Company's prior filings with the Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this annual report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                                           The BISYS Group, Inc.
                                                                and Subsidiaries


MANAGEMENT'S STATEMENT
OF RESPONSIBILITY


The management of the Company assumes responsibility for the integrity and objectivity of the information in the fiscal 1998 Annual Report. The information was prepared in conformity with generally accepted accounting principles and reflects the best judgement of management.

To provide reasonable assurance that transactions authorized by management are recorded and reported properly and that assets are safeguarded, the Company maintains a system of internal controls. The concept of reasonable assurance implies that the cost of such a system is weighed against the benefits to be derived therefrom.

PricewaterhouseCoopers LLP, independent accountants, audits the financial statements of the Company in accordance with generally accepted auditing standards. Such audit considers the Company's internal control structure and includes a communication of recommendations for improvements in the Company's internal control structure.

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

/s/ Lynn J. Mangum
------------------
LYNN J. MANGUM
Chairman and
Chief Executive Officer


REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF THE BISYS GROUP, INC.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of The BISYS Group, Inc. and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Pricewaterhouse Coopers LLP
-------------------------------
PRICEWATERHOUSECOOPERS  LLP
New York, New York
August 7, 1998, except as to certain information presented in
Note 12, for which the date is August 21, 1998

                                                           The BISYS Group, Inc.
                                                                and Subsidiaries


CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)


FOR YEARS ENDED JUNE 30,                        1998           1997           1996
Revenues                                     $386,344       $318,988       $247,061
-----------------------------------------------------------------------------------
Operating costs and expenses:
     Service and operating                    221,767        170,717        131,708

     General and administrative                58,061         54,638         39,980

     Selling and conversion                    17,064         12,410          9,248

     Research and development                  11,731         10,408         10,176

     Amortization of intangibles                3,819          3,613          3,811

     Merger expenses and other charges         11,998          1,500         22,250
-----------------------------------------------------------------------------------
Operating earnings                             61,904         65,702         29,888
Interest income                                 4,849          2,216            372
-----------------------------------------------------------------------------------
Earnings before income tax provision           66,753         67,918         30,260
Income tax provision                           26,729         27,167         12,236
-----------------------------------------------------------------------------------
Net income                                   $ 40,024       $ 40,751       $ 18,024
===================================================================================
Basic earnings per share                     $   1.52       $   1.63       $   0.76
Diluted earnings per share                   $   1.46       $   1.55       $   0.72
===================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                                           The BISYS Group, Inc.
                                                                and Subsidiaries


CONSOLIDATED BALANCE SHEET (IN THOUSANDS, EXCEPT SHARE DATA)

JUNE 30,                                                                             1998             1997
ASSETS
Current assets:
     Cash and cash equivalents                                                    $  93,403        $  79,951

     Accounts receivable, net                                                        73,693           59,987

     Deferred tax asset                                                               4,660            5,083
     Prepaid expenses and other                                                       8,484            6,980
------------------------------------------------------------------------------------------------------------
Total current assets                                                                180,240          152,001

Property and equipment, net                                                          37,478           32,111

Intangible assets, net                                                              102,663           75,719

Other assets                                                                         13,720            5,254
------------------------------------------------------------------------------------------------------------
Total assets                                                                      $ 334,101        $ 265,085
============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY Current liabilities:
     Current maturities of long-term debt                                         $     124        $      83

     Accounts payable                                                                11,626            6,673

     Accrued liabilities                                                             70,668           57,604
------------------------------------------------------------------------------------------------------------
Total current liabilities                                                            82,418           64,360

Long-term debt                                                                        1,578            1,585
Deferred tax liability                                                               10,451            6,860
Other liabilities                                                                     1,364              361
------------------------------------------------------------------------------------------------------------
Total liabilities                                                                    95,811           73,166
------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 6)

STOCKHOLDERS' EQUITY
Common stock, $0.02 par value, 80,000,000 shares authorized, 26,670,388 and
     25,235,288 shares issued at June 30, 1998 and 1997, respectively                   533              505

Additional paid-in capital                                                          173,683          153,775

Retained earnings                                                                    66,229           37,639
Less treasury stock at cost, 57,895 shares at June 30, 1998                          (2,155)               _
------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                          238,290          191,919
------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                        $ 334,101        $ 265,085
============================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                                           The BISYS Group, Inc.
                                                                and Subsidiaries


CONSOLIDATED STATEMENT OF CASH FLOWS (IN THOUSANDS)

FOR YEARS ENDED JUNE 30,                                                         1998            1997            1996
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                   $ 40,024        $ 40,751        $ 18,024
 Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization                                          14,836          11,759           9,965
        Loss on disposition or write-down of property and equipment             2,684                              __
        Deferred income tax provision                                           4,515           8,511           2,324
        Other                                                                    (775)           (827)              _
Change in assets and liabilities, net of effects from acquisitions:
     Accounts receivable, net                                                  (8,103)        (11,801)        (15,614)
     Prepaid expenses and other                                                (1,477)         (2,411)            371
     Other assets                                                              (1,813)         (1,158)          1,849
     Accounts payable                                                             148             617            (508)
     Accrued liabilities and other                                             12,580             900          23,309
---------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                      62,619          46,341          39,720
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses                                                     (29,250)              _               _
Net cash acquired in acquisitions and dispositions                              2,683           3,827           3,024
Capital expenditures                                                          (16,930)        (15,974)        (12,698)
Purchase of investments                                                        (6,571)         (3,000)              _
---------------------------------------------------------------------------------------------------------------------
Proceeds from sales and maturities of investments                               1,365           3,523           6,796
---------------------------------------------------------------------------------------------------------------------
Purchase of intangible assets                                                  (1,621)           (208)           (367)
Net cash used by investing activities                                         (50,324)        (11,832)         (3,245)
---------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt                                                      _               _           6,800
Repayment of debt                                                              (2,150)           (306)        (16,073)
Exercise of stock options                                                      12,229           5,385           4,113
Issuance of common stock                                                        1,369           1,079             673
Repurchases of common stock                                                   (10,291)              _               _
---------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                1,157           6,158          (4,487)
---------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                      13,452          40,667          31,988
Cash and cash equivalents at beginning of year                                 79,951          39,284           7,296
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                     $ 93,403        $ 79,951        $ 39,284
=====================================================================================================================
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for:
Interest                                                                     $    338        $    335        $    664
Income taxes                                                                 $ 19,432        $ 14,249        $  6,391
=====================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                                           The BISYS Group, Inc.
                                                                and Subsidiaries


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (IN THOUSANDS)

                                                                                          RETAINED
                                                                          ADDITIONAL      EARNINGS
FOR YEARS ENDED JUNE 30, 1996,                      COMMON STOCK           PAID-IN      (ACCUMULATED    TREASURY STOCK
1997 AND 1998                                  SHARES          AMOUNT      CAPITAL        DEFICIT)     SHARES    AMOUNT
-----------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1995                         23,107       $    462       $136,656       $(22,491)        _   $      _
=======================================================================================================================
Exercise of stock options                         630             13          4,661              _         _          _
Tax benefit of stock options exercised              _              _          3,549              _         _          _
Issuance of common stock                           33              1            672              _         _          _
Common stock issued in acquisitions             1,012             20            250          1,355         _          _
Net income                                          _              _              _         18,024         _          _
-----------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1996                         24,782            496        145,788         (3,112)        _          _
=======================================================================================================================
Exercise of stock options                         412              8          5,377              _         _          _
Tax benefit of stock options exercised              _              _          1,532              _         _          _
Issuance of common stock                           41              1          1,078                                   _
Net income                                          _              _              _         40,751         _          _
-----------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1997                         25,235            505        153,775         37,639         _          _
=======================================================================================================================
Exercise of stock options                         592             12          9,391         (4,965)     (217      8,136
Tax benefit of stock options exercised              _              _          4,607              _         _          _
Issuance of common stock                           48              1          1,368              _         _          _
Common stock issued in acquisitions               795             15          4,542         (6,469)        _          _
Repurchases of common stock                         _              _              _              _       275    (10,291)
Net income                                          _              _              _         40,024         _          _
-----------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1998                         26,670       $    533       $173,683       $ 66,229        58$    (2,155)
=======================================================================================================================

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

      CASH AND CASH EQUIVALENTS

      Cash and cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less, including $42.3 million and $48.2 million of overnight repurchase agreements at June 30, 1998 and 1997, respectively. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

      SHORT-TERM INVESTMENTS

      Management determines the appropriate classification of investments in debt and equity securities at the time of purchase. Marketable debt and equity securities available for sale are carried at market based upon quoted market prices. Unrealized gains or losses on available for sale securities are accumulated as an adjustment to stockholders' equity, net of related deferred income taxes. Realized gains or losses are computed based on specific identification of the securities sold. Realized and gross unrealized gains and losses on short-term investments were not significant for the years ended June 30, 1998, 1997 and 1996.

      PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the assets as follows:

                                                      ESTIMATED
                                                     USEFUL LIVES
                                                        (YEARS)
BUILDINGS AND LEASEHOLD IMPROVEMENTS                    5 - 40
DATA PROCESSING EQUIPMENT AND SYSTEMS                   2 - 5
FURNITURE AND FIXTURES                                  3 - 12
SOFTWARE DEVELOPMENT COSTS                              3 - 5

Depreciation expense for the years ended June 30, 1998, 1997 and 1996 was $11,092,000, $8,146,000 and $6,154,000, respectively.


Expenditures for major renewals and improvements are capitalized, while minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to expense as incurred. Disposals are removed at cost less accumulated depreciation with the resulting gain or loss being reflected in operations. Maintenance and repairs amounted to approximately $5,025,000, $4,978,000 and $3,731,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

      INTANGIBLE ASSETS

      Intangible assets are amortized on a straight line basis over the estimated useful lives as follows:

                                                   ESTIMATED
                                                 USEFUL LIVES
                                                   (YEARS)
COST IN EXCESS OF NET ASSETS ACQUIRED             10 - 40
CUSTOMER RELATIONSHIPS                            25 - 30
OTHER                                              3 - 7

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

      SOFTWARE COSTS

      The Company charges to operations routine maintenance of software, design costs and development costs incurred prior to the establishment of a product's technological feasibility. Costs incurred subsequent to the establishment of a product's technological feasibility are capitalized and amortized over the expected useful life of the related product. For the years ended June 30, 1998, 1997 and 1996, the Company did not capitalize any internal costs related to the development of new software.

      REVENUE RECOGNITION

      The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts. The Company is not subject to returns in its businesses.

      ACCOUNTS RECEIVABLE

      A majority of the Company's receivables are from financial institutions and investment companies which approximated $42.5 million and $12.6 million, respectively, at June 30, 1998. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. Bad debt expense for the years ended June 30, 1998, 1997 and 1996 approximated $1,642,000, $1,494,000 and $765,000, respectively. At June 30, 1998 and 1997, the Company's allowance for doubtful accounts was approximately $2,969,000 and $2,673,000, respectively.

      PER SHARE DATA

      Basic earnings per share is computed using the weighted average number of common shares outstanding during each year presented. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during each year presented. Common equivalent shares consist of stock options and are computed using the treasury stock method. Earnings per share for fiscal 1997 and 1996 have been restated to comply with FAS 128, "Earnings per Share."

Amounts utilized in per share computations are as follows (in thousands):

YEAR ENDED JUNE 30                     1998         1997         1996
WEIGHTED AVERAGE COMMON
   SHARES OUTSTANDING                26,313       25,038       23,742

ASSUMED CONVERSION OF COMMON
   SHARES ISSUABLE UNDER STOCK
   OPTION PLAN                        1,034        1,319        1,326
---------------------------------------------------------------------
WEIGHTED AVERAGE COMMON
   AND COMMON EQUIVALENT
   SHARES OUTSTANDING                27,347       26,357       25,068
=====================================================================

Options to purchase 1,221,294 shares of common stock at various prices ranging from $36.50 to $39.00 were outstanding at June 30, 1998, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of common shares.

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

      RECLASSIFICATION

      Certain reclassifications have been made to the 1996 and 1997 consolidated financial statements to conform to the 1998 presentation.

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

      DISCLOSURE REGARDING FINANCIAL INSTRUMENTS

      For all financial instruments, including cash and cash equivalents, receivables, accounts payable and long-term debt, the carrying value is considered to approximate fair value.

      NEW ACCOUNTING STANDARDS

      In June 1997, the Financial Accounting Standards Board issued FAS 131 "Disclosures about Segments of an Enterprise and Related Information." FAS 131 specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. FAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997 and therefore the Company will adopt the new requirements for financial statements ending June 30, 1999.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). The SOP is effective for financial statements for fiscal years beginning after December 15, 1998 with earlier application permitted. The provisions of SOP 98-1 will result in the Company capitalizing certain internal costs related to development of internal use software that have previously been expensed as incurred. The Company expects to adopt the SOP in the first quarter of fiscal 1999, the impact of which is not expected to be material to the Company's financial position or results of operations.

2. BUSINESS COMBINATIONS

On May 29, 1998, the Company acquired all of the partnership interests and outstanding shares of Underwriters Service Agency and its affiliates (USA) for total cash consideration of $29,250,000. The transaction was accounted for as a purchase and, accordingly, the operations of USA are included in the consolidated financial statements since the date of acquisition. Pro forma information has not been presented due to lack of materiality.

On September 16, 1997, the Company merged with Benefit Services, Inc. (BSI) by exchanging 71,448 shares of BISYS common stock for all the outstanding shares of BSI.

On August 29, 1997, the Company merged with Dascit/White & Winston and affiliated companies (DWW) by exchanging 134,396 shares of BISYS common stock for all the outstanding stock of DWW.

On August 15, 1997, the Company merged with Charter Systems, Inc. (Charter), now known as BISYS Networking Services, by exchanging 588,945 shares of BISYS common stock and 258,605 BISYS equivalent stock options for all the outstanding shares and stock options of Charter.

                                                           The BISYS Group, Inc.
                                                                and Subsidiaries



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The acquisitions of Charter, DWW and BSI have been accounted for as poolings of interests, although historical financial statements have not been restated due to immateriality. The acquired companies' results of operations have been included in BISYS' results of operations effective July 1, 1997. The Company incurred a pre-tax charge of $5,263,000 for the year ended June 30, 1998 for costs associated with these mergers (see Note 9).

On April 22, 1996, the Company merged with Strategic Solutions Group, Inc. ("SSG" doing business as Creative Solutions) by exchanging 520,599 shares of BISYS common stock for all the outstanding shares of SSG. On June 28, 1996, the Company merged with T.U.G., Inc. ("TUG", now known as BISYS Insurance Services) by exchanging 491,314 shares of BISYS common stock for all the outstanding shares of TUG. The acquisitions of SSG and TUG have been accounted for as poolings of interests, although historical financial statements have not been restated due to immateriality. The Company incurred a charge of $1,750,000 in the year ended June 30, 1996 for costs associated with these mergers (see Note
9).

3. DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS
(IN THOUSANDS):

                                                   1998             1997
PROPERTY AND EQUIPMENT, NET:
   LAND                                        $     271        $     271
   BUILDINGS AND LEASEHOLD IMPROVEMENTS            7,441            6,101
   DATA PROCESSING EQUIPMENT AND SYSTEMS          31,848           24,982
   FURNITURE AND FIXTURES                         14,952           10,516
   SOFTWARE DEVELOPMENT COSTS                     20,798           17,350
-------------------------------------------------------------------------
                                                  75,310           59,220
ACCUMULATED DEPRECIATION
   AND AMORTIZATION                              (37,832)         (27,109)
-------------------------------------------------------------------------
                                               $  37,478        $  32,111
=========================================================================
INTANGIBLE ASSETS, NET:
   COST IN EXCESS OF NET ASSETS ACQUIRED       $  87,991        $  62,250
   CUSTOMER RELATIONSHIPS                         31,725           28,000
   OTHER                                           1,426              205
-------------------------------------------------------------------------
                                                 121,142           90,455
LESS: ACCUMULATED AMORTIZATION                   (18,479)         (14,736)
-------------------------------------------------------------------------
                                               $ 102,663        $  75,719
=========================================================================
ACCRUED LIABILITIES:
   MERGER COSTS AND OTHER                      $   3,090        $   2,525
   COMPENSATION                                   11,266            9,209
   DEFERRED INCOME                                10,593            6,988
   INCOME TAXES                                    1,600            3,418
   MARKETING                                      27,429           18,779
   OTHER                                          16,690           16,685
-------------------------------------------------------------------------
                                               $  70,668        $  57,604
=========================================================================


4. LONG-TERM DEBT

Long-term debt consists of the following at June 30, 1998 and 1997 (in thousands):

                                   1998            1997
MORTGAGE NOTES PAYABLE          $ 1,591         $ 1,661
OTHER BORROWINGS                    111               7
LESS CURRENT MATURITIES            (124)            (83)
-------------------------------------------------------
                                $ 1,578         $ 1,585
=======================================================
INTEREST RATES AT JUNE 30          7.75%           7.75%
=======================================================

Mortgage notes payable of $1,591,000 require monthly principal and interest payments of $16,525 and are collateralized by real estate. The interest rate is fixed at 7.75% through May 2003 and fluctuates based on certain market conditions subsequent to that date. Maturities of the mortgage notes payable are $76,000 in fiscal 1999, $84,000 in fiscal 2000, $91,000 in fiscal 2001, $99,000 in fiscal 2002, $106,000 in 2003 and $1,135,000 thereafter.

The Company has a $100 million senior unsecured revolving credit facility (including a $10 million letter of credit subfacility) with its banks to support working capital requirements and fund the Company's future acquisitions. The facility expires in March 2002.

Outstanding borrowings under the credit facility bear interest at prime or, at the Company's option, LIBOR plus a margin not to exceed 1.25% based upon the ratio of the Company's consolidated indebtedness to common stockholders' equity (the "Pricing Formula"). The credit agreement requires the Company to pay an agent fee of $25,000 per year and a commitment fee ranging from 0.15% to 0.25%, based on the Pricing Formula, on the unused portion of the facility. The facility is guaranteed by all subsidiaries of The BISYS Group, Inc. (except for broker/dealer, insurance and non-operating companies).

The credit agreement requires, among other things, the Company to maintain certain financial covenants and limits the Company's ability to incur additional indebtedness and to pay dividends. As of June 30, 1998, no amounts were permitted for the payment of dividends.

The Company can borrow under the facility through March 2002, up to $100 million, reduced by the outstanding letters of credit ($628,000 at June 30, 1998). Interest is payable quarterly for prime rate borrowings or at maturity for LIBOR borrowings, which range from 30-180 days.

In May 1996, the Company's previous multiple draw acquisition facility expired and the remaining unamortized debt issuance costs of $513,000 were charged to expense.

5. INCOME TAXES

The significant components of the Company's net deferred tax asset (liability) as of June 30, 1998 and 1997 are as follows (in thousands):

                                                   1998            1997
TAX EFFECTS OF:
   PROPERTY AND EQUIPMENT                       $   (724)       $  1,156
   ACCRUED LIABILITIES                             2,248           2,584
   ACCOUNTS RECEIVABLE                               118           1,354
   TAX CARRYFORWARDS                                 962               -
   OTHER                                           2,620           2,439
------------------------------------------------------------------------
   DEFERRED TAX ASSET                              5,224           7,533
   LESS VALUATION ALLOWANCE                         (857)         (1,319)
------------------------------------------------------------------------
   NET DEFERRED TAX ASSET                          4,367           6,214
   DEFERRED TAX LIABILITY - IDENTIFIABLE
      INTANGIBLE ASSETS                          (10,158)         (7,991)
========================================================================
   DEFERRED INCOME TAXES, NET (LIABILITY)
      ASSET                                     $ (5,791)       $ (1,777)
========================================================================

The Company periodically evaluates the deferred tax asset and adjusts the related valuation allowance on the deferred tax asset to an amount which is more likely than not to be realized through future taxable income.

The components of the income tax provision for the years ended June 30, 1998, 1997, and 1996 are as follows (in thousands):

                                     1998          1997          1996
DEFERRED FEDERAL TAX              $ 3,867       $ 7,428       $ 2,172
CURRENT FEDERAL TAX EXPENSE        17,988        15,731         8,052
DEFERRED STATE TAX                    648         1,083           152
CURRENT STATE TAX EXPENSE           4,226         2,925         1,860
---------------------------------------------------------------------
                                  $26,729       $27,167       $12,236
=====================================================================

A reconciliation of the Company's income tax provision and the amount computed by applying the statutory federal income tax rate to earnings before income tax provision for the years ended June 30, 1998, 1997 and 1996 are as follows (in thousands):

                                         1998            1997            1996
FEDERAL INCOME TAX
   AT STATUTORY RATE                 $ 23,364        $ 23,772        $ 10,591
AMORTIZATION AND
  CHARGE-OFF OF NON-DEDUCTIBLE
  INTANGIBLE ASSETS                       781           1,195             664
CHANGE IN VALUATION ALLOWANCE            (462)           --            (1,987)
NON-DEDUCTIBLE MERGER-
   RELATED EXPENSES                       522            --               490
STATE TAXES                             3,091           2,532           1,308
OTHER, NET                               (567)           (332)          1,170
-----------------------------------------------------------------------------
                                     $ 26,729        $ 27,167        $ 12,236
=============================================================================

6. COMMITMENTS AND CONTINGENCIES

The Company leases various office space under noncancellable operating leases with remaining terms of up to ten years. The Company also leases certain office and computer equipment and software under operating leases expiring through 2003. Rental expense associated with these operating leases for the years ended June 30, 1998, 1997 and 1996 were $16,434,000, $15,096,000 and $15,892,000, respectively.

The future minimum rental payments under noncancellable operating leases for the years ending after June 30, 1998 are as follows (in thousands):

                                              OPERATING
FISCAL YEAR                                     LEASES
      1999                                     $17,108
      2000                                      12,594
      2001                                       9,484
      2002                                       6,799
      2003                                       4,170
THEREAFTER                                      11,951
------------------------------------------------------
                                               $62,106
======================================================

In fiscal 1998, the Company entered into an agreement that requires the Company to make future payments of $1,000,000, $3,000,000, and $11,500,000 in fiscal years 1999, 2000, and 2001, respectively, in exchange for the right to resell computer software user licenses. As part of the agreement, the Company also committed to pay an annual support fee based on the actual number of user licenses resold.

The Company's broker/dealer subsidiaries are subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. At June 30, 1998, the aggregate net capital of such subsidiaries was $8,168,000, exceeding the net capital requirement by $6,264,000.

The Company is involved in litigation arising in the ordinary course of business. Management believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's financial position, results of operations, or cash flows.

7. SUPPLEMENTAL CASH FLOW INFORMATION

In fiscal 1998, 1997 and 1996, the Company recorded a reduction to taxes currently payable related to tax benefits associated with stock options of approximately $4,607,000, $1,532,000 and $3,549,000, respectively, with a corresponding adjustment to additional paid-in capital. These noncash transactions have been excluded from the consolidated statement of cash flows.

During the years ended June 30, 1998, 1997 and 1996, the Company received proceeds of $12,229,000, $5,385,000 and $4,113,000, respectively, and recorded a deduction to deferred

                                                           The BISYS Group, Inc.
                                                                and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


compensation of $345,000 in 1998 and $561,000 in 1996 with offsetting increases in additional paid-in capital relating to the exercise of stock options.

8. RETIREMENT SAVINGS PLAN

The Company has a contributory retirement and savings plan which covers all employees and meets the requirements of Section 401(k) of the Internal Revenue Code. Employees may contribute up to 15% of their compensation to the plan which is matched 50% by the Company up to 6% of the employee's compensation not to exceed $5,000.

The Company may, at the discretion of the Board of Directors, make additional contributions to the plan. The Company's matching contribution vests 40% with the employee after two years and 20% per year thereafter. The Company's expense to match employee contributions for the years ended June 30, 1998, 1997 and 1996, was approximately $2,253,000, $1,511,000 and $1,069,000, respectively.

9. MERGER EXPENSES AND OTHER CHARGES

During fiscal 1998, the Company incurred a charge of $6,735,000 to realign operations in conjunction with the termination of distribution and administrative agreements with a client of the Company's Fund Services division. As discussed in Note 2, the Company recorded a charge of $5,263,000 during fiscal 1998 for costs associated with the mergers of Charter, DWW and BSI.

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

Total merger expenses and other charges recorded for the year ended June 30, 1998, 1997 and 1996 consisted of the following (in thousands):

                                          1998          1997          1996
MERGER TRANSACTION EXPENSES
   (LEGAL AND FINANCIAL)               $ 1,805       $  --         $ 1,750
COSTS TO COMBINE OR
   REALIGN OPERATIONS:
   COMPENSATION RELATED                  3,722          --           3,320
   FACILITIES OR SYSTEMS RELATED         4,868          --           1,862
   OTHER                                 1,603          --             845
COMMISSIONS AND OTHER EXPENSES
   INCURRED IN CONNECTION WITH
   OUTSOURCING ALLIANCE                   --           1,500        13,960
WRITE-OFF OF DEFERRED
   FINANCING COSTS                        --            --             513
--------------------------------------------------------------------------
                                       $11,998       $ 1,500       $22,250


During the years ended June 30, 1998 and 1997, the following costs were paid or charged against the merger related accruals (in thousands):

                                             1998          1997
MERGER TRANSACTION EXPENSES               $ 2,030       $ 2,125
COMMISSIONS                                 1,315        14,145
COMPENSATION RELATED COSTS                  3,801         2,416
FACILITIES OR SYSTEMS RELATED COSTS         5,114         2,024
OTHER                                         484           694
---------------------------------------------------------------
                                          $12,744       $21,404
===============================================================

At June 30, 1998, $3,090,000 of estimated costs for merger expenses, and costs to combine or realign operations are unpaid and included in accrued liabilities on the accompanying balance sheet.

10. SHAREHOLDER RIGHTS PLAN

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

11. STOCK BASED COMPENSATION PLANS

The Company has stock option and restricted stock purchase plans which provide for granting of options and/or restricted stock for 6,922,500 shares to certain employees and outside directors. The options vest primarily over a five-year period at each anniversary date of the grant. These options expire following termination of employment or within ten years of the date of the grant, whichever comes first. Pro forma disclosures are provided for fiscal 1998, 1997 and 1996 as if the Company had adopted the cost recognition requirements of FAS 123 "Accounting for Stock-based Compensation."

The fair value of each stock option grant is estimated on the date of grant using The Black-Scholes pricing model with the following assumptions for grants in 1998,1997 and 1996:

1) expected dividend yields of 0%, 2) risk-free interest rates ranging from 5.35% to 6.78%, 3) expected volatility of 30%, and 4) an expected option life of
3.5 years in fiscal 1998 and 5.3 years in fiscal 1997 and fiscal 1996. For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period of 5 years for employees. Using these assumptions, the weighted average fair value per option share at date of grant for options granted during 1998, 1997 and 1996 was $10.25, $14.31 and $11.49, respectively.

Had compensation expense been recognized for the Company's stock-based compensation plans in accordance with FAS 123, the pro forma net income and earnings per share for the years ended June 30, 1998, 1997 and 1996 would have been as follows (in thousands, except per share data):

                                     1998             1997             1996
==============================================================================
                                  PRO FORMA        PRO FORMA         PRO FORMA
NET EARNINGS                     $   36,129       $   38,072       $   17,100
BASIC EARNINGS PER SHARE         $     1.40       $     1.54       $     0.73
DILUTED EARNINGS PER SHARE       $     1.34       $     1.46       $     0.69
-----------------------------------------------------------------------------

The effect of applying FAS 123 for only fiscal 1998, 1997 and 1996 option grants may not be representative of the pro forma impact in future years.

The following is a summary of stock option activity for the years ended June 30, 1998, 1997, and 1996:

                                                  1998                            1997                          1996
                                                        WEIGHTED                        WEIGHTED                      WEIGHTED
                                                        AVERAGE                         AVERAGE                       AVERAGE
                                                        EXERCISE                        EXERCISE                     EXERCISE
                                         SHARES          PRICE          SHARES           PRICE          SHARES         PRICE
------------------------------------------------------------------------------------------------------------------------------
OUTSTANDING AT BEGINNING OF YEAR        3,441,628        $24.40        3,175,692        $20.10        2,681,471        $12.52
OPTIONS ASSUMED IN ACQUISITIONS           258,605        $ 3.24                _             _                _             _
OPTIONS GRANTED                         1,542,994        $34.09          839,300        $35.82        1,304,800        $28.80
OPTIONS EXERCISED                        (808,985)       $15.09         (411,931)       $13.05         (628,768)       $ 6.71
OPTIONS CANCELLED                        (698,525)       $29.45         (161,433)       $28.20         (181,811)       $16.98
------------------------------------------------------------------------------------------------------------------------------
OUTSTANDING AT END OF YEAR              3,735,717        $28.00        3,441,628        $24.40        3,175,692        $20.10
=============================================================================================================================
EXERCISABLE AT END OF YEAR              1,196,740        $19.22        1,112,182        $15.70          876,376        $10.68
=============================================================================================================================

The following summarizes information about the Company's stock options outstanding at June 30, 1998:

                                                 WEIGHTED          WEIGHTED                       WEIGHTED
                                                 AVERAGE           AVERAGE                        AVERAGE
                                                 EXERCISE       REMAINING LIFE                   EXERCISE PRICE
RANGE OF EXERCISE PRICES   OPTIONS OUTSTANDING    PRICE           (IN YEARS)    EXERCISABLE     OF EXERCISABLE
===============================================================================================================
$00.01-$10.00                     379,333           $ 2.76          3.6          346,582           $ 2.47
$10.01-$20.00                     395,790           $18.96          5.1          292,158           $18.97
$20.01-$30.00                     692,300           $24.33          6.8          281,300           $24.02
$30.01-$40.00                   2,268,294           $34.92          8.9          276,700           $35.58

12. SUBSEQUENT EVENTS

On July 16, 1998, the Company completed its acquisition of CoreLink Resources, Inc. (CoreLink), which the Company has held a minority interest in since fiscal 1995. CoreLink, headquartered in Concord, California, is an outsourcing company providing investment and insurance products and services to deposit-based institutions.

On August 10, 1998, the Company acquired Potomac Insurance Marketing Group, Inc. (Potomac). Potomac, based in Bethesda, Maryland, is a leading distributor of life insurance products and services aimed at high net worth individuals.


Both transactions have been accounted for by the purchase method of accounting and involved total cash consideration of approximately $20.3 million.

On August 21, 1998, the Company entered into a definitive agreement and plan of merger to acquire the Georgia-based Greenway Corporation, in a stock for stock transaction valued at approximately $47.5 million. The Company's Board of Directors has agreed to the terms of the agreement. The transaction will be accounted for by the purchase method of accounting.

                                                           The BISYS Group, Inc.
                                                                and Subsidiaries


MARKET PRICE INFORMATION (UNAUDITED)


The following information relates to the Company's $0.02 par value common stock which trades in the over-the-counter market and is quoted in the NASDAQ National Market System under the symbol BSYS. Price information on the Company's common stock is presented below:

FISCAL 1998
QUARTER ENDED                                   HIGH           LOW
September 30, 1997                           $    42       $30 3/8
December 31, 1997                             34 3/8        29 1/4
March 31, 1998                                    38        32 1/2
June 30, 1998                                     42       34 1/16
--------------------------------------------------------------------------------

FISCAL 1997
QUARTER ENDED                                   HIGH           LOW
September 30, 1996                           $41 1/2       $    29
December 31, 1996                             43 3/8        34 3/4
March 31, 1997                                37 1/4        27 7/8
June 30, 1997                                 42 1/8        28 1/4
===============================================================================

At June 30, 1998, the Company's common stock was held by 645 stockholders of record. It is estimated that an additional 3,200 stockholders own the Company's common stock through nominee or street name accounts with brokers.



 CONSOLIDATED QUARTERLY RESULTS (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                FISCAL 1998
-------------------------------------------------------------------------------------------------
QUARTERS ENDED                                SEP 30         DEC 31         MAR 31         JUN 30
Revenues                                    $ 91,462       $ 91,431       $ 98,951       $104,500
Operating earnings                             1,725         15,665         20,792         23,722
Earnings before income tax provision           2,750         16,690         22,220         25,093
Net income                                     1,623         10,014         13,332         15,055
=================================================================================================
Basic earnings per share                    $   0.06       $   0.38       $   0.51       $   0.57
Diluted earnings per share                  $   0.06       $   0.37       $   0.49       $   0.55
=================================================================================================

                                                               FISCAL 1997
-------------------------------------------------------------------------------------------------
QUARTERS ENDED                                SEP 30         DEC 31         MAR 31         JUN 30
Revenues                                    $ 72,395       $ 74,797       $ 83,961       $ 87,835
Operating earnings                            12,274         14,433         17,591         21,404
Earnings before income tax provision          12,778         14,926         18,256         21,958
Net income                                     7,666          8,957         10,952         13,176
=================================================================================================
Basic earnings per share                    $   0.31       $   0.36       $   0.44           0.52
Diluted earnings per share                  $   0.29       $   0.34       $   0.42           0.50
=================================================================================================