Form 10-K, Exhibit 13
period 1999-06-30
BISYS GROUP INC
filed 1999-09-28
CIK 883587

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES

                             Selected Financial Data
                      (in thousands, except per shore data)

The following data should be read in conjunction with the consolidated financial statements and related notes thereto and management's discussion and analysis of results of operations and financial condition included elsewhere in this annual report.

STATEMENT OF OPERATIONS DATA:

                                               --------
FOR YEARS ENDED JUNE 30,                           1999        1998        1997        1996        1995
Revenues                                       $472,676    $386,344    $318,988    $247,061    $200,527
-------------------------------------------------------------------------------------------------------
Operating costs and expenses:
   Service and operating                        266,800     221,767     170,717     131,708     105,163
   General and administrative                    69,696      58,061      54,638      39,980      46,953
   Selling and conversion                        22,509      17,064      12,410       9,248       8,988
   Research and development                      11,523      11,731      10,408      10,176       9,392
   Amortization of intangibles                    7,756       3,819       3,613       3,811       5,095
   Merger expenses and other charges                400      11,998       1,500      22,250      28,340
   Acquired in-process research
      and development                            19,000          --          --          --          --
-------------------------------------------------------------------------------------------------------
Operating earnings (loss)                        74,992      61,904      65,702      29,888      (3,404)
Interest (income) expense                        (1,200)     (4,849)     (2,216)       (372)        649
-------------------------------------------------------------------------------------------------------
Income (loss) before income tax provision        76,192      66,753      67,918      30,260      (4,053)
Income tax provision                             38,076      26,729      27,167      12,236       2,431
-------------------------------------------------------------------------------------------------------
Net income (loss)                              $ 38,116    $ 40,024    $ 40,751    $ 18,024    $ (6,484)
=======================================================================================================
Basic earnings (loss) per share                $   1.43    $   1.52    $   1.63    $   0.76    $  (0.28)
Diluted earnings (loss) per shore              $   1.36    $   1.46    $   1.55    $   0.72    $  (0.28)
=======================================================================================================

BALANCE SHEET DATA:
JUNE 30,
Working capital                                $ 22,084    $ 97,822    $ 87,641    $ 40,448    $  5,326
Total assets                                    459,661     334,101     265,085     214,625     165,338
Long-term debt, including current maturities         --       1,702       1,668       1,974       8,405
Stockholders' equity                            288,506     238,290     191,919     143,172     114,627
=======================================================================================================
                                               --------

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES

                     Management's Discussion and Analysis of
                 Results of Operations and Financial Condition

The BISYS Group, Inc. and subsidiaries (the "Company") provides outsourcing solutions to and through financial organizations. The following table presents the percentage of revenues represented by each item in the Company's consolidated statement of operations for the periods indicated:

                                                      ------
FOR YEARS ENDED JUNE 30,                               1999      1998      1997
Revenues                                              100.0%    100.0%    100.0%
--------------------------------------------------------------------------------
Operating costs and expenses:
   Service and operating                               56.4      57.4      53.5
   General and administrative                          14.8      15.0      17.1
   Selling and conversion                               4.8       4.5       3.9
   Research and development                             2.4       3.0       3.3
   Amortization of intangibles                          1.6       1.0       1.1
   Merger expenses and other charges                    0.1       3.1       0.5
   Acquired in-process research and development         4.0        --        --
--------------------------------------------------------------------------------
Operating earnings                                     15.9      16.0      20.6
Interest income                                         0.3       1.3       0.7
--------------------------------------------------------------------------------
Income before income tax provision                     16.2      17.3      21.3
Income tax provision                                    8.1       6.9       8.5
--------------------------------------------------------------------------------
Net income                                              8.1%     10.4%     12.8%
================================================================================
                                                      ------

Revenues increased $86.3 million in fiscal 1999 and $67.4 million in fiscal 1998, representing increases of 22.4% and 21.1%, respectively. Growth in fiscal 1999 and 1998 was derived from sales to new clients, existing client growth, cross-sales to existing clients and revenues from acquired businesses, partially offset by lost business. Revenue growth from acquired businesses approximated $34.7 million in fiscal 1999 and $23.4 million in fiscal 1998.

Service and operating expenses increased $45.0 million in fiscal 1999 and $51.1 million in fiscal 1998, representing increases of 20.3% and 29.9%, respectively. Service and operating expenses decreased as a percentage of revenues in fiscal 1999 by 1.0% to 56.4%, and increased by 3.9% to 57.4% in fiscal 1998. The dollar increases resulted from additional costs associated with greater revenues.

General and administrative expenses increased $11.6 million, or 20.0%, and decreased as a percentage of revenues by 0.2% to 14.8% in fiscal 1999 and increased $3.4 million, or 6.3%, and decreased as a percentage of revenues by 2.1% to 15.0% in fiscal 1998. The dollar increase in fiscal 1999 and 1998 resulted from additional casts associated with greater revenues. The decrease as a percentage of revenues resulted from further utilization of existing general and administrative support resources.

Selling and conversion expenses increased $5.4 million, or 31.9%, and increased as a percentage of revenues by 0.3% to 4.8% in fiscal 1999, and increased $4.7 million, or 37.5%, and increased as a percentage of revenues by 0.6% to 4.5% in fiscal 1998. The increases in fiscal 1999 and 1998 resulted from added costs associated with higher selling and conversion activities.

Research and development expenses decreased $0.2 million to $11.5 million, or 1.8%, in fiscal 1999 and decreased as a percentage of revenues by 0.6% to 2.4%. In fiscal 1998 such expenses increased $1.3 million to $11.7 million, or 12.7%, and decreased as percentage of revenues by 0.3% to 3.0%. The reduction in percentage of revenues in both fiscal years was a result of acquiring and merging with businesses which do not require substantial research and development.

Amortization of intangible assets was $7.8 million in fiscal 1999, compared to $3.8 million in fiscal 1998 and $3.6 million in fiscal 1997. The increase in fiscal 1999 amortization was due to the higher level of intangible assets associated with acquired businesses.

In fiscal 1999, the Company wrote off $19.0 million of acquired in-process research and development associated with the acquisition of Greenway and incurred $0.4 million of merger-related expenses.

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

Operating earnings increased by $13.1 million to $75.0 million in fiscal 1999 and decreased as a percentage of revenues from 16.0% to 15.9%. The dollar increase was primarily due to revenue gains and the synergies realized from consolidation of acquired businesses. Operating earnings decreased by $3.8 million to $61.9 million in fiscal 1998, and decreased as a percentage of revenues from 20.6% to 16.0%. The decreases were due to merger expenses and other charges.

Interest income decreased $3.6 million to $1.2 million in fiscal 1999 and increased $2.6 million to $4.8 million in fiscal 1998. The fiscal 1999 decrease was due to lower levels of invested cash and higher interest expense associated with short-term borrowings. The fiscal 1998 increase was due to higher average invested balances of cash and cash equivalents.

The provision for income taxes increased to $38.1 million in fiscal 1999 from $26.7 million in fiscal 1998 and decreased from $27.2 million in fiscal 1997. Exclusive of the nonrecurring, nondeductible charge in fiscal 1999 of $19.0 million related to acquired in-process research and development, the fiscal 1999 provision for income taxes reflects an effective tax rate of 40%. The effective tax rate was also 40% for both fiscal 1998 and 1997.

      -------------------
      Segment Information

      The following table sets forth operating revenue and operating income by business segment and for corporate operations for the years ended June 30, 1999, 1998, and 1997. Merger expenses and other charges and acquired in-process research and development are separated from the operating results of the segment for a better understanding of the underlying performance of each segment.

                                                    (in thousands)
                                           1999            1998            1997
Operating revenue:
  Information Services                 $178,296        $151,372        $126,154
  Investment Services                   237,909         211,714         181,665
  Insurance and
    Education Services                   56,471          23,258          11,169
--------------------------------------------------------------------------------
  Total operating
    revenue                            $472,676        $386,344        $318,988
================================================================================

Operating income (loss):
  Information Services                  $44,389         $34,320         $33,958
  Investment Services                    42,499          42,764          36,299
  Insurance and
    Education Services                   19,353           7,502           4,197
Corporate                               (11,849)        (10,684)         (7,252)
--------------------------------------------------------------------------------
Total operating
    income                              $94,392         $73,902         $67,202
================================================================================

Revenue in the Information Services business segment increased $26.9 million in fiscal 1999 and $25.2 million in fiscal 1998, representing increases of 17.8% and 20.0%, respectively. The revenue increase in fiscal 1999 was due to internal growth and the acquisition of Greenway Corporation, while the increase in fiscal 1998 was due to internal growth and the acquisition of Charter Systems, Inc. (Charter). Operating income in the Information Services business segment increased $10.1 million in fiscal 1999 and $0.4 million in fiscal 1998, resulting in operating margins of 24.9%, 22.7%, and 26.9% for fiscal 1999, 1998, and 1997, respectively. Margins improved in fiscal 1999 primarily due to accelerated growth within the Information Solutions division, while margins decreased in fiscal 1998 due to lower margins in the Marketing Solutions division and lower margins associated with the acquisition of Charter. The Marketing Solutions division was sold in June 1999.

Revenue in the Investment Services business segment increased $26.2 million in fiscal 1999 and $30.0 million in fiscal 1998, representing increases of 12.4% and 16.5%, respectively. The revenue increase in fiscal 1999 was due to internal growth and the acquisition of Brokerage Services, while the increase in fiscal 1998 was due to continued internal growth and a strong increase in the number of plans administered by the Plan Services division. Operating income in the Investment Services business segment decreased $0.3 million in fiscal 1999 and increased $6.5 million in fiscal 1998, resulting in margins of 17.9%, 20.2%, and 20.0% in fiscal 1999, 1998, and 1997, respectively. Margins declined in fiscal 1999 primarily due to the acquisition of Brokerage Services and lower margins in the Fund Services division as a result of costs incurred for the international expansion of outsourcing services, expansion of the business development sales force and the full-year impact of the loss of a major client in September 1997. Margins remained relatively constant in fiscal 1998 compared to fiscal 1997 as a result of lower margins in the Fund Services division due to the loss of a significant client, offset by higher margins within the Plan Services division.

Revenue in the Insurance and Education Services business segment increased $33.2 million in fiscal 1999 and $12.1 million in fiscal 1998, representing increases of 142.8% and 108.2%, respectively. Revenue growth in fiscal 1999 and fiscal 1998 was attributable to internal growth and revenue from acquired businesses. Operating income in the Insurance and Education Services business segment increased $11.9 million in fiscal 1999 and $3.3 million in fiscal 1998, resulting in margins of 34.3%, 32.3%, and 37.6% in fiscal 1999, 1998, and 1997, respectively. Margins increased slightly in fiscal 1999 due to strong internal growth combined with efficient integration of acquired businesses. Margins declined in fiscal 1998 as the Company invested in the marketing and sales areas to position the Insurance Services division for sustained growth.

Corporate operations represent charges for the Company's human resources, legal, accounting and finance functions, and various other unallocated overhead charges. Increased expenses of $1.2 million in fiscal 1999 were in line with the Company's overall growth. Increased expenses of $3.4 million in fiscal 1998 were due to additional staffing, office space, and computer equipment and software required to expand the infrastructure in response to overall growth in the business.

      -------------------------------
      Liquidity and Capital Resources

      At June 30, 1999, the Company had cash and cash equivalents of $49.6 million and working capital of approximately $22.1 million. At June 30, 1999, the Company had outstanding borrowings of $52.0 million against its revolving credit facility to support working capital requirements. The credit facility bears interest at LIBOR plus a margin of 0.625%, or 5.625% at June 30, 1999. At June 30, 1999, the Company had $0.7 million outstanding in the form of letters of credit.

Other current assets included in the accompanying balance sheet consist primarily of prepaid expenses, inventory, and customer funds required to be segregated that are held by the Company's Brokerage Services division that was acquired in July 1998. Customer funds required to be segregated may vary significantly from period to period and approximated $3.4 million at June 30, 1999.

For the year ended June 30, 1999, operating activities provided cash of $52.3 million, primarily as a result of net income of $38.1 million plus several non-cash items including depreciation and amortization of $23.6 million, deferred income taxes of $3.7 million and the write-off of acquired in-process research and development of $19.0 million, offset by changes in net operating assets and liabilities, net of effects from acquisitions, of $32.0 million. These changes are a result of increases in accounts receivable due to revenue growth and reduction in accrued liabilities due largely to payments associated with client marketing programs that are administered by the Company's Fund Services division. Investing activities used cash of $91.1 million, primarily for the acquisition of businesses of $64.8 million, and capital expenditures of $27.7 million, offset by cash acquired in acquisitions of $9.5 million. Financing activities used cash of $5.0 million primarily for the repurchase of common stock of $70.4 million offset by net borrowings of $52.0 million and $11.3 million of proceeds from the exercise of stock options.

For the years ended June 30, 1998 and 1997, operating activities provided cash of $62.6 million and $46.3 million, respectively. Investing activities used cash of $50.3 million and $11.8 million in fiscal years 1998 and 1997, respectively, and financing activities provided cash of $1.2 million and $6.2 million, respectively.

The Company's strategy includes the acquisition of complementary businesses financed by a combination of internally generated funds, borrowings from the revolving credit facility and common stock. The Company's policy is to retain earnings to support future business opportunities, rather than to pay dividends. In January 1999, the Company's Board of Directors authorized a new stock buy-back program of up to $100 million of its outstanding common stock. Purchases will occur from time to time in the open market to offset the possible dilutive effect of shares to be issued under employee benefit plans, for possible use in future acquisitions, and for general and other corporate purposes. This new program supercedes and replaces the share repurchase program previously authorized by the Board of Directors.

Under the Company's stock buy-back programs, the Company has purchased approximately 1.6 million shares of its common stock during fiscal year 1999 for approximately $70.4 million in order to effect the acquisitions of Greenway Corporation (Greenway), EXAMCO, Inc. (EXAMCO), and Dover International (Dover), and for issuance of stock in connection with the exercise of stock options. Since January 1999, the Company has purchased 358,000 shares of its common stock under the new stock buy-back program for approximately $19.4 million.

      -------------------
      Acquired In-Process
      Research and Development

      In September 1998, the Company acquired Greenway through the issuance of common stock

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES

                     Management's Discussion and Analysis of
                 Results of Operations and Financial Condition

valued at approximately $43.8 million. Of the total purchase price, $19.0 million was allocated to acquired in-process research and development, which was charged to operations at the time of acquisition.

The amount allocated to acquired in-process research and development was based on an independent appraisal, employing a discounted cash flow approach, and relates to the development of enhanced check imaging software. At the acquisition date, the products were estimated to be between 50% and 75% complete, and were determined to have no future alternative uses.

Significant assumptions used in the valuation of the acquired in-process research and development were as follows:

      Estimated costs to complete                 $2.1 million
      Anticipated completion date                 January 2000
      Projected annual revenues                   $30 million
      Discount rate                               20%
      Discount period                             9 years

Currently, the development efforts are proceeding ahead of schedule. Technological feasibility was attained in the third quarter of fiscal 1999, and it is anticipated that development efforts will be completed by the end of the first quarter of fiscal 2000.

Research and development expenditures related to this product development effort, prior to attaining technological feasibility, approximated $500,000 for the year ended June 30, 1999, and are included in the consolidated statement of operations.

      ---------
      Year 2000

      The Company is addressing the Year 2000 issues associated with its existing computer systems and software applications utilizing both internal and external resources to identify and remediate these matters throughout the organization. The Company has completed its risk assessment and testing plans for internal mission critical information systems and continues to remediate other systems that are not currently Year 2000 ready. The Company has tested substantially all of its internal mission critical information systems and believes such systems are Year 2000 ready. In the event such systems are not Year 2000 ready by December 31, 1999, it could have a material adverse impact on the Company's business and results of operation.

The Company uses third-party provided software and systems in certain of its businesses for such tasks as account and information statement processing, fund accounting, and 401(k) plan record-keeping. If third parties upon which the Company depends, including telecommunications and electrical power providers, ore unable to address their Year 2000 issues in a timely manner, it could result in a material adverse financial risk to the Company. In order to minimize this risk, the Company has devoted resources necessary to develop appropriate business continuity plans. These contingency plans include alternative systems and vendors, disaster recovery hot sites, alternative power sources, and manual processes. Such contingency plans have been substantially completed.

The Company's Year 2000 progress, the testing of remediated software, and contingency plans have been and will continue to be the subject of independent verification and validation by the Company's Internal Audit function. Internal Audit reports on Year 2000 are reviewed by senior management and the Company's Board of Directors.

The Company believes it has developed an effective plan to address the Year 2000 issues and that, based on available information, its Year 2000 transition will not have a material effect on its businesses, operations, or financial results. The Company has incurred expenditures for Year 2000 testing and remediation of approximately $3.0 million in fiscal 1999 and $3.0 million in fiscal 1998. The Company anticipates expenditures for Year 2000 of approximately $1.2 million in the first half of fiscal 2000.

      ---------------------------------------
      Safe Harbor Statement under the Private
      Securities Litigation Reform Act of 1995

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

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES

                    Management's Statement of Responsibility

The management of the Company assumes responsibility for the integrity and objectivity of the information in the fiscal 1999 Annual Report. The information was prepared in conformity with generally accepted accounting principles and reflects the best judgment of management.

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

LYNN J. MANGUM

Chairman and
Chief Executive Officer

Report of Independent Accountants

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE BISYS GROUP, INC.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of The BISYS Group, Inc. and its subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

August 6, 1999

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES

                      Consolidated Statement of Operations
                      (in thousands, except per share data)

                                                  --------
FOR YEARS ENDED JUNE 30,                              1999       1998       1997
Revenues                                          $472,676   $386,344   $318,988
--------------------------------------------------------------------------------
Operating costs and expenses:
   Service and operating                           266,800    221,767    170,717
   General and administrative                       69,696     58,061     54,638
   Selling and conversion                           22,509     17,064     12,410
   Research and development                         11,523     11,731     10,408
   Amortization of intangibles                       7,756      3,819      3,613
   Merger expenses and other charges                   400     11,998      1,500
   Acquired in-process research and development     19,000         --         --
--------------------------------------------------------------------------------
Operating earnings                                  74,992     61,904     65,702
Interest income                                      1,200      4,849      2,216
--------------------------------------------------------------------------------
Income before income tax provision                  76,192     66,753     67,918
Income tax provision                                38,076     26,729     27,167
--------------------------------------------------------------------------------
Net income                                          38,116   $ 40,024   $ 40,751
================================================================================
Basic earnings per share                          $   1.43   $   1.52   $   1.63
Diluted earnings per share                        $   1.36   $   1.46   $   1.55
================================================================================
                                                  --------

The accompanying notes are an integral part of the consolidated financial statements.

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheet
                        (in thousands, except share data)

                                                               --------
JUNE 30,                                                           1999        1998
ASSETS

Current assets:
   Cash and cash equivalents                                   $ 49,589    $ 93,403
   Accounts receivable, net                                     104,608      73,693
   Deferred tax asset                                             9,241       4,660
   Other current assets                                          14,243       8,484
-----------------------------------------------------------------------------------
Total current assets                                            177,681     180,240
Property and equipment, net                                      54,855      37,478
Intangible assets, net                                          194,852     102,663
Other assets                                                     32,273      13,720
-----------------------------------------------------------------------------------
Total assets                                                   $459,661    $334,101
===================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Current maturities of long-term debt                        $     --    $    124
   Short-term borrowings                                         52,000          --
   Accounts payable                                              21,303      11,626
   Accrued liabilities                                           82,294      70,668
-----------------------------------------------------------------------------------
Total current liabilities                                       155,597      82,418
Long-term debt                                                       --       1,578
Deferred tax liability                                            9,774      10,451
Other liabilities                                                 5,784       1,364
-----------------------------------------------------------------------------------
Total liabilities                                               171,155      95,811
-----------------------------------------------------------------------------------

Commitments and contingencies (Note 6)

STOCKHOLDERS' EQUITY

Common stock, $0.02 par value, 80,000,000 shares authorized,
   27,091,270 and 26,670,388 shares issued at June 30, 1999
   and 1998, respectively                                           542         533
Additional paid-in capital                                      193,500     173,683
Retained earnings                                                94,550      66,229
Less treasury stock at cost, 1,575 shares and 57,895 shares
   at June 30, 1999 and 1998, respectively                          (86)     (2,155)
-----------------------------------------------------------------------------------
Total stockholders' equity                                      288,506     238,290
-----------------------------------------------------------------------------------
Total liabilities and stockholders' equity                     $459,661    $334,101
===================================================================================
                                                               --------

The accompanying notes are an integral part of the consolidated financial statements.

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES

                      Consolidated Statement of Cash Flows
                                 (in thousands)

                                                                      --------
FOR YEARS ENDED JUNE 30,                                                  1999        1998        1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                            $ 38,116    $ 40,024    $ 40,751
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                                      23,558      14,836      11,759
     Loss on disposition or write-down of property and equipment            --       2,684          --
     Write-off of acquired in-process research and development          19,000          --          --
     Deferred income tax provision                                       3,673       4,515       8,511
Change in assets and liabilities, net of effects from acquisitions:
   Accounts receivable, net                                            (26,457)     (8,103)    (11,801)
   Other current assets                                                 (2,799)     (1,477)     (2,411)
   Other assets                                                         (6,800)     (1,813)     (1,158)
   Accounts payable                                                      5,140         148         617
   Accrued liabilities and other                                        (1,131)     11,805          73
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                               52,300      62,619      46,341
------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses                                              (64,803)    (29,250)         --
Net cash acquired in acquisitions and dispositions                       9,455       2,683       3,827
Capital expenditures                                                   (27,740)    (16,930)    (15,974)
Change in other investments                                             (6,871)     (6,571)     (3,000)
Proceeds from sales and maturities of investments                           --       1,365       3,523
Purchase of intangible assets                                           (1,183)     (1,621)       (208)
------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                  (91,142)    (50,324)    (11,832)
------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings                                     77,000          --          --
Repayment of short-term borrowings                                     (25,000)         --          --
Repayment of debt                                                       (1,093)     (2,150)       (306)
Exercise of stock options                                               11,316      12,229       5,385
Issuance of common stock                                                 3,218       1,369       1,079
Repurchases of common stock                                            (70,413)    (10,291)         --
------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                        (4,972)      1,157       6,158
------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                   (43,814)     13,452      40,667
Cash and cash equivalents at beginning of year                          93,403      79,951      39,284
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $ 49,589    $ 93,403    $ 79,951
======================================================================================================

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for:
Interest                                                              $  1,158    $    338    $    335
Income taxes                                                          $ 27,172    $ 19,432    $ 14,249
======================================================================================================
                                                                      --------

The accompanying notes are an integral part of the consolidated financial statements.

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES

                            Consolidated Statement of
                              Stockholders' Equity
                                 (in thousands)

                                                                             RETAINED
                                                             ADDITIONAL      EARNINGS
FOR YEARS ENDED JUNE 30, 1997,               COMMON STOCK       PAID-IN  (ACCUMULATED        TREASURY STOCK
1998 AND 1999                              SHARES     AMOUNT    CAPITAL      DEFICIT)      SHARES      AMOUNT
BALANCE, JUNE 30, 1996                     24,782   $    496   $145,788      $ (3,112)         --    $     --
=============================================================================================================
Exercise of stock options                     412          8      5,377            --          --          --
Tax benefit of stock options exercised         --         --      1,532            --          --          --
Issuance of common stock                       41          1      1,078            --          --          --
Net income                                     --         --         --        40,751          --          --
-------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1997                     25,235        505    153,775        37,639          --          --
=============================================================================================================
Exercise of stock options                     592         12      9,391        (4,965)       (217)      8,136
Tax benefit of stock options exercised         --         --      4,607            --          --          --
Issuance of common stock                       48          1      1,368            --          --          --
Common stock issued in acquisitions           795         15      4,542        (6,469)         --          --
Repurchases of common stock                    --         --         --            --         275     (10,291)
Net income                                     --         --         --        40,024          --          --
-------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1998                     26,670        533    173,683        66,229          58      (2,155)
=============================================================================================================
Exercise of stock options                     361          7      5,729        (7,135)       (297)     12,787
Tax benefit of stock options exercised         --         --      5,458            --          --          --
Issuance of common stock                       60          2      3,216            --          --          --
Common stock issued in acquisitions            --         --      5,414        (2,660)     (1,314)     59,695
Repurchases of common stock                    --         --         --            --       1,555     (70,413)
Net income                                     --         --         --        38,116          --          --
-------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1999                     27,091   $    542   $193,500      $ 94,550           2    $    (86)
=============================================================================================================

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

      Basis of Presentation

      The consolidated financial statements include the accounts of The BISYS Group, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

      Cash and Cash Equivalents

      Cash and cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less, including $9.9 million and $42.3 million of overnight repurchase agreements at June 30, 1999 and 1998, respectively. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

      Short-term Investments

      Management determines the appropriate classification of investments in debt and equity securities at the time of purchase. Marketable debt and equity securities available for sale are carried at market based upon quoted market prices. Unrealized gains or losses on available for sale securities are accumulated as an adjustment to stockholders' equity, net of related deferred income taxes. Realized gains or losses are computed based on specific identification of the securities sold. Realized and gross unrealized gains and losses on short-term investments were not significant for the years ended June 30, 1999, 1998 and 1997.

      Property and Equipment

      Property and equipment are stated at cost. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the assets as follows:

                                                                       ESTIMATED
                                                                    USEFUL LIVES
                                                                         (YEARS)
Buildings and leasehold improvements                                      5 - 40
Data processing equipment and systems                                      2 - 5
Furniture and fixtures                                                    3 - 12
Software development costs                                                 3 - 5
================================================================================

Depreciation expense for the years ended June 30, 1999, 1998 and 1997 was $15,804,000, $11,092,000 and $8,146,000, respectively.

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

      Intangible Assets

      Intangible assets are amortized on a straight line basis over the estimated useful lives as follows:

                                                                       ESTIMATED
                                                                    USEFUL LIVES
                                                                         (YEARS)
Cast in excess of net assets acquired                                    10 - 40
Customer relationships                                                   25 - 30
Other                                                                     3 - 10
================================================================================

The Company evaluates, for impairment, the carrying value of intangible assets by comparing the carrying value of intangible assets including goodwill, to the anticipated future undiscounted cash flows from the businesses whose acquisition gave rise to the asset. If an intangible asset is impaired, the asset is written down to fair value. Intangible assets resulting from acquired customer relationships are evaluated in light of actual customer attrition rates to ensure that the carrying value of these intangible assets is recoverable.

      Impairment of Long-Lived Assets

      The Company periodically assesses the likelihood of recovering the cost of long-lived assets based on its expectations of future profitability and undiscounted cash flows of the related business operations. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property, equipment, and purchased intangibles.

      Software Costs

      The Company charges to operations routine maintenance of software, design costs and development costs incurred prior to the establishment of a product's technological feasibility. Costs incurred subsequent to the establishment of a product's technological feasibility are capitalized and amortized over the expected useful life of the related product. For the years ended June 30, 1998 and 1997, the Company did not capitalize any internal costs related to the development of new software. For the year ended June 30, 1999, the Company adopted the provisions of SOP 98-1 and capitalized certain internal costs related to the development of internal use software. Year 2000 costs are expensed as incurred and approximated $3.0 million in both fiscal 1999 and 1998.

      Revenue Recognition

      The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts. The Company is generally not subject to returns in its businesses. Revenues from the sales of software are recognized in accordance with the AICPA's Statement of Position 97-2, "Software Revenue Recognition." Maintenance fee revenue is recognized ratably over the term of the related support period, generally twelve months. Consulting revenue is recognized principally on a percentage of completion basis and training revenue is recognized upon delivery of the related service.

      Accounts Receivable

      A majority of the Company's receivables are from financial institutions and investment companies which approximated $51.3 million and $22.6 million, respectively, at June 30, 1999. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. Bad debt expense for the years ended June 30, 1999, 1998 and 1997 approximated $2,331,000, $1,642,000, and $1,494,000, respectively. At June 30,
1999 and 1998, the Company's allowance for doubtful accounts was approximately $5,477,000 and $2,969,000, respectively.

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

Amounts utilized in per share computations are as follows (in thousands):

YEAR ENDED JUNE 30                              1999          1998          1997
Weighted average common
  shares outstanding                          26,696        26,313        25,038
Assumed conversion of
  common shares issuable
  under stock option plan                      1,240         1,034         1,319
--------------------------------------------------------------------------------
Weighted average common
  and common equivalent
  shares outstanding                          27,936        27,347        26,357
================================================================================

Options to purchase 394,279 shares of common stock at various prices ranging from $52.17 to $58.94 were outstanding at June 30, 1999, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of common shares.

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

      Reclassification

      Certain reclassifications have been made to the 1997 and 1998 consolidated financial statements to conform to the 1999 presentation.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the allowance for doubtful accounts, intangible assets, merger expenses and other charges, acquired in-process research and development, income taxes and contingencies. It is reasonably possible that actual results could differ from these estimates in the near term.

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

      Disclosure Regarding Financial Instruments

      For all financial instruments, including cash and cash equivalents, receivables and accounts payable, the carrying value is considered to approximate fair value.

      New Accounting Standards

      In fiscal 1999, the Company adopted the provisions of FAS 131 "Disclosures about Segments of an Enterprise and Related Information." FAS 131 specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed.

The American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). The SOP is effective for financial statements for fiscal years beginning after December 15, 1998 with earlier application permitted. The provisions of SOP 98-1 require the Company to capitalize certain internal costs related to development of internal use software that have previously been expensed as incurred. The Company adopted the SOP in the first quarter of fiscal 1999, the impact of which was not material to the Company's financial position or results of operations.

2. Business Combinations

On September 16, 1998, the Company completed its acquisition of Greenway Corporation (Greenway) through the issuance of 968,202 shares of BISYS common stock held in treasury and issuance of 148,795 equivalent stock options for all of the outstanding shares and stock options of Greenway. The acquisition, valued at approximately $43.8 million, was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the total purchase price, $15.6 million was allocated to goodwill, $7.4 million to other identifiable intangible assets, and $1.8 million to net tangible assets. In addition, $19.0 million was allocated to acquired in-process research and development, which was charged to operations at the time of the acquisition.

In addition to Greenway, the Company also completed the following purchase acquisitions of businesses and assets in fiscal years 1999 and 1998. The acquisitions set forth below have been accounted for as purchases and, accordingly, the operations of the acquired companies are included in the consolidated financial statements since the dates of acquisition. Pro forma information has not been presented due to lack of materiality.

BUSINESS                            DATE ACQUIRED   NATURE OF BUSINESS              CONSIDERATION
===================================================================================================
Underwriters Service Agency         May 1998        Life insurance distribution     Cash for stock
and affiliates (USA)

CoreLink Resources, Inc.            July 1998       Brokerage services              Cash for stock
(CoreLink)

Potomac Insurance Marketing         August 1998     Life insurance distribution     Cash for stock
Group, Inc. (Potomac)

EXAMCO, Inc. (EXAMCO)               April 1999      Education services              Cash and stock
                                                                                    for stock

Poage Insurance Services            April 1999      Life insurance distribution     Cash for stock
(Poage)

Dover International (Dover)         May 1999        Education and                   Cash and stock
                                                    support service                 for stock

Retained Asset Account Services     June 1999       Financial processing            Cash for assets
(RAA)                                               services
---------------------------------------------------------------------------------------------------

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

3. Detail of Certain Financial Statement Accounts
(in thousands):

                                                              1999         1998
Property and equipment, net:
  Land                                                    $    120     $    271
  Buildings and leasehold improvements                       8,201        7,441
  Data processing equipment
    and systems                                             43,390       31,848
  Furniture and fixtures                                    20,520       14,952
  Software development costs                                33,450       20,798
--------------------------------------------------------------------------------
                                                           105,681       75,310
Less: accumulated depreciation
  and amortization                                         (50,826)     (37,832)
--------------------------------------------------------------------------------
                                                          $ 54,855     $ 37,478
================================================================================

Intangible assets, net:
  Cost in excess of net
    assets acquired                                       $171,833     $ 87,991
  Customer relationships                                    31,675       31,725
  Other                                                     17,384        1,426
--------------------------------------------------------------------------------
                                                           220,892      121,142
Less: accumulated amortization                             (26,040)     (18,479)
--------------------------------------------------------------------------------
                                                          $194,852     $102,663
================================================================================

Accrued liabilities:
  Compensation                                            $ 15,556     $ 11,266
  Deferred income                                           12,523       10,593
  Income taxes                                               3,809        1,600
  Marketing                                                 17,868       27,429
  Other                                                     32,538       19,780
--------------------------------------------------------------------------------
                                                          $ 82,294     $ 70,668
================================================================================

4. Borrowings

The Company has a $200 million senior unsecured revolving credit facility (including a $20 million letter of credit subfacility) with its banks to support working capital requirements and fund the Company's future acquisitions. The facility expires June 30, 2004.

Outstanding borrowings under the credit facility bear interest at prime or, at the company's option, LIBOR plus a margin not to exceed 1.325% based upon the ratio of the Company's consolidated indebtedness to consolidated earnings before interest, taxes, depreciation, and amortization (the "Pricing Formula"). The credit agreement requires the Company to pay an agent fee of $25,000 per year and an annual facility fee of 0.20%, or $400,000. The facility is guaranteed by all subsidiaries of The BISYS Group, Inc. (except for broker/dealer, insurance, foreign, and non-operating affiliates).

The credit agreement requires, among other things, the Company to maintain certain financial covenants and limits the Company's ability to incur additional indebtedness and to pay dividends. As of June 30, 1999, no amounts were permitted for the payment of cash dividends.

The Company can borrow under the facility through June 2004 up to $200 million, reduced by any outstanding letters of credit ($678,000 at June 30, 1999). Interest is payable quarterly for prime rate borrowings or at maturity for LIBOR borrowings, which range from 30-180 days. At June 30, 1999, the Company had outstanding borrowings of $52 million bearing interest at LIBOR plus a margin of 0.625% (5.625% at June 30, 1999).

At June 30, 1998, long-term debt consisted primarily of mortgage notes payable collateralized by real estate. During fiscal year 1999, the real estate was sold, and the mortgage notes were assumed by the buyer.

5. Income Taxes

The significant components of the Company's net deferred tax asset (liability) as of June 30, 1999 and 1998 are as follows (in thousands):

                                                            1999           1998
Tax effects of:
  Property and equipment                                $ (4,106)      $   (724)
  Accrued liabilities                                      7,687          4,541
  Accounts receivable                                      1,324            118
  Tax carryforwards                                        4,061            962
  Other                                                      450            327
--------------------------------------------------------------------------------
  Deferred tax asset                                       9,416          5,224
  Less valuation allowance                                  (648)          (857)
--------------------------------------------------------------------------------
  Net deferred tax asset                                   8,768          4,367
  Deferred tax liability - identifiable
    intangible assets                                     (9,301)       (10,158)
--------------------------------------------------------------------------------
  Deferred income taxes,
    net (liability) asset                               $   (533)      $ (5,791)
================================================================================

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

At June 30, 1999 the Company had $4,061,000 of federal and state net operating loss carryforwards available, expiring in fiscal 2003 to fiscal 2018.

The Company periodically evaluates the deferred tax asset and adjusts the related valuation allowance on the deferred tax asset to an amount which is more likely than not to be realized through future taxable income.

The components of the income tax provision for the years ended June 30, 1999, 1998, and 1997 are as follows (in thousands):

                                                  1999         1998         1997
Deferred federal
  tax expense                                  $ 3,156      $ 3,867      $ 7,428
Current federal tax expense                     29,044       17,988       15,731
Deferred state tax expense                         517          648        1,083
Current state tax expense                        4,926        4,226        2,925
Foreign tax expense                                433           --           --
--------------------------------------------------------------------------------
                                               $38,076      $26,729      $27,167
================================================================================

A reconciliation of the Company's income tax provision and the amount computed by applying the statutory federal income tax rate to income before income tax provision for the years ended June 30, 1999, 1998 and 1997 is as follows (in thousands):

                                                     1999       1998       1997
Federal income tax
  at statutory rate                               $26,667    $23,364    $23,772
Amortization and charge-off of non-deductible
  intangible assets                                 8,620        781      1,195
Change in valuation allowance                        (209)      (462)        --
State taxes                                         2,985      3,091      2,532
Other, net                                             13        (45)      (332)
-------------------------------------------------------------------------------
                                                  $38,076    $26,729    $27,167
===============================================================================

6. Commitments and Contingencies

The Company leases various office space under noncancellable operating leases with remaining terms of up to nine years. The Company also leases certain office and computer equipment and software under operating leases expiring through 2004. Rental expense associated with these operating leases for the years ended June 30, 1999, 1998 and 1997 were $20,164,000, $16,434,000, and $15,096,000, respectively.

The future minimum rental payments under non-cancellable operating leases for the years ending after June 30, 1999 are as follows (in thousands):

                                                                       OPERATING
FISCAL YEAR                                                               LEASES
2000                                                                     $18,239
2001                                                                      13,460
2002                                                                       9,961
2003                                                                       5,748
2004                                                                       4,392
Thereafter                                                                 9,488
--------------------------------------------------------------------------------
                                                                         $61,288
================================================================================

The Company's broker/dealer subsidiaries are subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. At June 30, 1999, the aggregate net capital of such subsidiaries was $9,533,000, exceeding the net capital requirement by $6,974,000.

The Company is involved in litigation arising in the ordinary course of business. Management believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's financial position, results of operations, or cash flows.

7. Supplemental Cash Flow Information

In fiscal 1999, 1998 and 1997, the Company recorded a reduction to taxes currently payable related to tax benefits associated with stock options of approximately $5,458,000, $4,607,000, and $1,532,000 respectively, with a corresponding increase to additional paid-in capital. These noncash transactions have been excluded from the consolidated statement of cash flows.

During the years ended June 30, 1999, 1998 and 1997, the Company received proceeds of $11,316,000, $12,229,000, and $5,385,000, respectively, and recorded a deduction to deferred compensation of $72,000 in 1999 and $345,000 in 1998, with offsetting increases in additional paid-in capital relating to the exercise of stock options.

Net cash paid for acquisiton of businesses was comprised of the following for the years ended June 30, 1999 and 1998 (in thousands):

                                                             1999          1998
Fair value of
  assets acquired                                        $151,980      $ 30,454
Less: issuance of common
  stock and stock options
  pursuant to acquisitions                                (62,449)           --
Liabilities assumed                                       (24,728)       (1,204)
--------------------------------------------------------------------------------
Net cash paid                                            $ 64,803      $ 29,250
================================================================================

8. Retirement Savings Plan

The Company has a contributory retirement and savings plan which covers all employees and meets the requirements of Section 401(k) of the Internal Revenue Code. Employees may contribute up to 15% of their compensation to the plan which is matched 50% by the Company up to 6% of the employee's compensation not to exceed $5,000.

The Company may, at the discretion of the Board of Directors, make additional contributions to the plan. The Company's matching contribution vests 40% with the employee after two years and 20% per year thereafter. The Company's expense to match employee contributions for the years ended June 30, 1999, 1998 and 1997, was approximately $2,788,000, $2,253,000, and $1,511,000, respectively.

9. Merger Expenses and Other Charges

As discussed in Note 2, the Company wrote off $19.0 million of acquired in-process research and development associated with the acquisition of Greenway and incurred $0.4 million of merger-related expenses during fiscal 1999.

During fiscal 1998, the Company incurred a charge of $6,735,000 to realign operations in conjunction with the termination of distribution and administrative agreements with a client of the Company's Fund Services division. As discussed in Note 2, the Company recorded a charge of $5,263,000 during fiscal 1998 for costs associated with the mergers of Charter, DWW, and BSI.

In fiscal 1997, the Company incurred a commission charge of $1,500,000 as a result of servicing additional mutual fund assets pursuant to an outsourcing agreement with the mutual fund division of Furman Selz, LLC.

Total merger expenses and other charges recorded for the years ended June 30, 1999, 1998 and 1997 consisted of the following (in thousands):

                                                      1999       1998       1997
Merger transaction expenses
  (legal and financial)                            $    --    $ 1,805    $    --
Costs to combine or realign operations:
  Compensation related                                 400      3,722         --
  Facilities or systems related                         --      4,868         --
  Other                                                 --      1,603         --
Commissions incurred in
  connection with
  outsourcing alliance                                  --         --      1,500
--------------------------------------------------------------------------------
                                                   $   400    $11,998    $ 1,500
================================================================================

During the years ended June 30, 1999 and 1998, the following costs were paid or charged against the merger related accruals (in thousands):

                                                             1999           1998
Merger transaction expenses                               $    --        $ 2,030
Commissions                                                    --          1,315
Compensation related costs                                    741          3,801
Facilities or systems related costs                         1,273          5,114
Other                                                       1,393            484
--------------------------------------------------------------------------------
                                                          $ 3,407        $12,744
================================================================================

At June 30, 1999, $83,000 of estimated costs for merger expenses, and costs to combine or realign operations are unpaid and included in accrued liabilities on the accompanying balance sheet.

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

11. Stock Based Compensation Plans

The Company has stock option and restricted stock purchase plans which provide for granting of options and/or restricted stock to certain employees and outside directors. The options vest primarily over a five-year period at each anniversary date of the grant. These options expire following termination of employment or within ten years of the date of the grant, whichever comes first. Pro forma disclosures are provided for fiscal 1999, 1998 and 1997 as if the Company had adopted the cost recognition requirements of FAS 123

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

"Accounting for Stock-based Compensation." At June 30, 1999, options to purchase 1,810,535 shares are available for grant under the plans.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions for grants in fiscal 1999, 1998 and 1997:

1) expected dividend yields of 0%, 2) risk-free interest rates ranging from 4.72% to 6.78%, 3) expected volatility of 35% in fiscal 1999 and 30% in fiscal years 1998 and 1997, and 4) an expected option life of 5 years, 4 years and 5 years in fiscal 1999, 1998 and 1997, respectively. For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period of 5 years for employees. Using these assumptions, the weighted average fair value per option at date of grant for options granted during fiscal 1999, 1998 and 1997 was $17.02, $10.25, and $14.31, respectively.

Had compensation expense been recognized for the Company's stock-based compensation plans in accordance with FAS 123, the pro forma net income and earnings per share for the years ended June 30, 1999, 1998 and 1997 would have been as follows (in thousands, except per share data):

                                                  1999         1998         1997
                                             Pro Forma    Pro Forma    Pro Forma
Net income                                     $31,023      $36,129      $38,072
Basic earnings
  per share                                    $  1.18      $  1.40      $  1.54
Diluted earnings
  per share                                    $  1.13      $  1.34      $  1.46
================================================================================

The effect of applying FAS 123 for only option grants since fiscal 1996 may not be representative of the pro forma impact in future years.

The following is a summary of stock option activity for the years ended June 30, 1999, 1998, and 1997:

                                             1999                   1998                   1997
                                               Weighted               Weighted               Weighted
                                                Average                Average                Average
                                               Exercise               Exercise               Exercise
                                       Shares     Price       Shares     Price       Shares     Price
Outstanding at beginning of year    3,735,717    $28.00    3,441,628    $24.40    3,175,692    $20.10
Options assumed in acquisitions       164,570    $ 4.57      258,605    $ 3.24           --        --
Options granted                     1,311,614    $47.39    1,542,994    $34.09      839,300    $35.82
Options exercised                    (658,499)   $19.19     (808,985)   $15.09     (411,931)   $13.05
Options cancelled                    (348,881)   $34.75     (698,525)   $29.45     (161,433)   $28.20
-----------------------------------------------------------------------------------------------------
Outstanding at end of year          4,204,521    $33.96    3,735,717    $28.00    3,441,628    $24.40
=====================================================================================================
Exercisable at end of year          1,467,711    $23.27    1,196,740    $19.22    1,112,182    $15.70
=====================================================================================================

The following summarizes information about the Company's stock options outstanding at June 30, 1999:

                                                  Weighted          Weighted                       Weighted
                                                   Average           Average                        Average
                                                  Exercise    Remaining Life                 Exercise Price
Range of Exercise Prices    Options Outstanding      Price        (in years)   Exercisable   of Exercisable
$ 0.01-$10.00                           294,507     $ 2.71               3.7       283,096           $ 2.61
$10.01-$20.00                           319,184     $19.08               4.2       319,184           $19.09
$20.01-$30.00                           509,200     $24.33               6.0       296,700           $24.12
$30.01-$40.00                         1,874,016     $35.01               7.9       556,016           $35.19
$40.01-$50.00                           813,335     $43.76               9.0         8,000           $44.50
$50.01-$60.00                           394,279     $56.61               9.8         4,715           $52.17
===========================================================================================================

12. Business Segment Information

The Company is a leading provider of growth-enabling outsourcing solutions to financial institutions and other financial organizations. In accordance with FAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," the Company's operations have been classified into three business segments:
Information Services, Investment Services, and Insurance and Education Services. Summarized financial information by business segment and for corporate operations for the years ended June 30, 1999, 1998 and 1997 is as follows (in thousands):

                                               --------
                                                   1999        1998        1997
Revenues:
   Information Services                        $178,296    $151,372    $126,154
   Investment Services                          237,909     211,714     181,665
   Insurance and Education Services              56,471      23,258      11,169
-------------------------------------------------------------------------------
      Total                                    $472,676    $386,344    $318,988
===============================================================================

Operating earnings (loss):
   Information Services                        $ 44,389    $ 34,320    $ 33,958
   Investment Services                           42,499      42,764      36,299
   Insurance and Education Services              19,353       7,502       4,197
   Corporate                                    (11,849)    (10,684)     (7,252)
-------------------------------------------------------------------------------
      Total                                    $ 94,392    $ 73,902    $ 67,202
===============================================================================

Assets:
   Information Services                        $132,271    $151,213    $120,507
   Investment Services                          179,084     125,227     126,244
   Insurance and Education Services             110,092      43,598       8,001
   Corporate                                     38,214      15,467      10,782
   Elimination of intercompany receivables           --      (1,404)       (449)
-------------------------------------------------------------------------------
      Total                                    $459,661    $334,101    $265,085
===============================================================================

Depreciation and amortization expense:
   Information Services                        $ 11,404    $  8,273    $  6,471
   Investment Services                            7,930       5,542       4,940
   Insurance and Education Services               3,702         665         268
   Corporate                                        522         356          80
-------------------------------------------------------------------------------
      Total                                    $ 23,558    $ 14,836    $ 11,759
===============================================================================

Capital expenditures:
   Information Services                        $ 10,063    $  8,789    $ 11,554
   Investment Services                           14,006       5,415       3,097
   Insurance and Education Services               3,444       2,631         263
   Corporate                                      1,784         757       1,209
-------------------------------------------------------------------------------
      Total                                    $ 29,297    $ 17,592    $ 16,123
===============================================================================
                                               --------

The following is a reconciliation of operating earnings to the Company's consolidated total (in thousands):

                                                   --------
                                                       1999        1998        1997
Total operating earnings for reportable segments   $ 94,392    $ 73,902    $ 67,202
Merger expenses and other charges                      (400)    (11,998)     (1,500)
Acquired in-process research and development        (19,000)         --          --
-----------------------------------------------------------------------------------
   Total operating earnings                        $ 74,992    $ 61,904    $ 65,702
===================================================================================
                                                   --------

The net revenues of each segment are principally domestic, and no single customer accounted for 10% or more of the consolidated revenues for the years ended June 30, 1999, 1998, and 1997.

                                          THE BISYS GROUP, INC. AND SUBSIDIARIES

                            Market Price Information
                                   (unaudited)

The following information relates to the Company's $0.02 par value common stock which trades in the over-the-counter market and is quoted in the NASDAQ National Market System under the symbol BSYS. Price information on the Company's common stock is presented below:

FISCAL 1999                                                  -------------------
QUARTER ENDED                                                  HIGH       LOW
September 30, 1998                                           $45 1/4    $36 3/4
December 31, 1998                                             51 5/8     38 3/8
March 31, 1999                                                58 1/2     47 1/8
June 30, 1999                                                 59 19/32   50
================================================================================
                                                             -------------------

FISCAL 1998
QUARTER ENDED                                                  HIGH       LOW
September 30, 1997                                           $42        $30 3/8
December 31, 1997                                             34 3/8     29 1/4
March 31, 1998                                                38         32 1/2
June 30, 1998                                                 42         34 1/16
================================================================================

At June 30, 1999, the Company's common stock was held by 817 stockholders of record. It is estimated that an additional 4,500 stockholders own the Company's common stock through nominee or street name accounts with brokers.

                         Consolidated Quarterly Results
                (unaudited, in thousands, except per share data)

                                              ------------------------------------------
                                                              FISCAL 1999
----------------------------------------------------------------------------------------
QUARTER ENDED                                   SEP 30      DEC 31     MAR 31     JUN 30
Revenues                                      $101,924    $111,958   $121,302   $137,492
Operating earnings (loss)                       (3,461)     20,108     27,014     31,331
Income (loss) before income tax provision       (2,664)     20,351     27,331     31,174
Net income (loss)                               (9,199)     12,209     16,400     18,706
========================================================================================
Basic earnings (loss) per share               $  (0.35)   $   0.46   $   0.61   $   0.69
Diluted earnings (loss) per share             $  (0.35)   $   0.44   $   0.58   $   0.66
========================================================================================
                                              ------------------------------------------

                                                              FISCAL 1998
----------------------------------------------------------------------------------------
QUARTER ENDED                                   SEP 30      DEC 31     MAR 31     JUN 30
Revenues                                      $ 91,462    $ 91,431   $ 98,951   $104,500
Operating earnings                               1,725      15,665     20,792     23,722
Income before income tax provision               2,750      16,690     22,220     25,093
Net income                                       1,623      10,014     13,332     15,055
========================================================================================
Basic earnings per share                      $   0.06    $   0.38   $   0.51   $   0.57
Diluted earnings per share                    $   0.06    $   0.37   $   0.49   $   0.55
========================================================================================