Form 10-K, Exhibit 13
period 2000-06-30
BISYS GROUP INC
filed 2000-09-15
CIK 883587

                                                                      Exhibit 13


SELECTED FINANCIAL DATA
(in thousands, except per share data)


The following data should be read in conjunction with the consolidated financial statements and related notes thereto and management's discussion and analysis of results of operations and financial condition included elsewhere in this annual report.



STATEMENT OF OPERATIONS DATA:

FOR YEARS ENDED JUNE 30,                                  2000            1999           1998           1997           1996
Revenues                                               $ 571,401       $ 472,676      $ 386,344      $ 318,988      $ 247,061
---------------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses:
     Service and operating                               326,315         266,800        221,767        170,717        131,708
     General and administrative                           78,719          69,696         58,061         54,638         39,980
     Selling and conversion                               26,949          22,509         17,064         12,410          9,248
     Research and development                             12,504          11,523         11,731         10,408         10,176
     Amortization of intangibles                          11,444           7,756          3,819          3,613          3,811
     Business divestitures, merger expenses
          and other charges, net                            (520)            400         11,998          1,500         22,250
     Acquired in-process research and development             --          19,000             --             --             --
---------------------------------------------------------------------------------------------------------------------------------
Operating earnings                                       115,990          74,992         61,904         65,702         29,888
Interest income, net                                          49           1,200          4,849          2,216            372
---------------------------------------------------------------------------------------------------------------------------------
Income before income tax provision                       116,039          76,192         66,753         67,918         30,260
---------------------------------------------------------------------------------------------------------------------------------
Income tax provision                                      45,835          38,076         26,729         27,167         12,236
---------------------------------------------------------------------------------------------------------------------------------
Net income                                             $  70,204       $  38,116      $  40,024      $  40,751      $  18,024
=================================================================================================================================
Basic earnings per share                               $    2.56       $    1.43      $    1.52      $    1.63      $    0.76
Diluted earnings per share                             $    2.46       $    1.36      $    1.46      $    1.55      $    0.72
=================================================================================================================================

BALANCE SHEET DATA:

JUNE 30,

Working capital                                        $  99,598       $  22,084      $  97,822      $  87,641      $  40,448

Total assets                                             601,051         459,661        334,101        265,085        214,625

Long-term debt, including current maturities                  --              --          1,702          1,668          1,974

Stockholders' equity                                     361,641         288,506        238,290        191,919        143,172
=================================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION


The BISYS Group, Inc. and subsidiaries (the "Company") provides outsourcing solutions to and through financial organizations. The following table presents the percentage of revenues represented by each item in the Company's consolidated statement of operations for the periods indicated:

FOR YEARS ENDED JUNE 30,                                                                 2000              1999             1998
Revenues                                                                                100.0%            100.0%           100.0%
---------------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses:
     Service and operating                                                               57.1              56.4             57.4
     General and administrative                                                          13.8              14.8             15.0
     Selling and conversion                                                               4.7               4.8              4.5
     Research and development                                                             2.2               2.4              3.0
     Amortization of intangibles                                                          2.0               1.6              1.0
     Business divestitures, merger expenses and other charges, net                       (0.1)              0.1              3.1
     Acquired in-process research and development                                          --               4.0               --
---------------------------------------------------------------------------------------------------------------------------------
Operating earnings                                                                       20.3              15.9             16.0
Interest income, net                                                                       --               0.3              1.3
---------------------------------------------------------------------------------------------------------------------------------
Income before income tax provision                                                       20.3              16.2             17.3
Income tax provision                                                                      8.0               8.1              6.9
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                                               12.3%              8.1%            10.4%
=================================================================================================================================


Revenues increased $98.7 million in fiscal 2000 and $86.3 million in fiscal 1999, representing increases of 20.9% and 22.4%, respectively. Growth in fiscal 2000 and 1999 was derived from sales to new clients, existing client growth, cross-sales to existing clients and revenues from acquired businesses, partially offset by lost business and divestitures. Revenue growth from acquired businesses approximated $20.0 million in fiscal 2000 and $34.7 million in fiscal 1999.

Service and operating expenses increased $59.5 million in fiscal 2000 and $45.0 million in fiscal 1999, representing increases of 22.3% and 20.3%, respectively. Service and operating expenses increased as a percentage of revenues in fiscal 2000 by 0.7% to 57.1%, and decreased by 1.0% to 56.4% in fiscal 1999. The dollar increases resulted from additional costs associated with greater revenues.

General and administrative expenses increased $9.0 million, or 13.0%, and decreased as a percentage of revenues by 1.0% to 13.8% in fiscal 2000 and increased $11.6 million, or 20.0%, and decreased as a percentage of revenues by 0.2% to 14.8% in fiscal 1999. The dollar increase in fiscal 2000 and 1999 resulted from additional costs associated with greater revenues. The decrease as a percentage of revenues resulted from further utilization of existing general and administrative support resources.

Selling and conversion expenses increased $4.4 million, or 19.7%, and decreased as a percentage of revenues by 0.1% to 4.7% in fiscal 2000, and increased $5.4 million, or 31.9%, and increased as a percentage of revenues by 0.3% to 4.8% in fiscal 1999. The dollar increases in fiscal 2000 and 1999 resulted from added costs associated with higher selling and conversion activities.

Research and development expenses increased $1.0 million to $12.5 million, or 8.5%, in fiscal 2000 and decreased as a percentage of revenues by 0.2% to 2.2%. In fiscal 1999 such expenses decreased $0.2 million to $11.5 million, or 1.8%, and decreased as percentage of revenues by 0.6% to 2.4%. The reduction in percentage of revenues in both fiscal years was a result of acquiring and merging with businesses which do not require substantial research and development.

Amortization of intangible assets was $11.4 million in fiscal 2000, compared to $7.8 million in fiscal 1999 and $3.8 million in fiscal 1998. The increase in fiscal 2000 amortization was due to the higher level of intangible assets associated with recently acquired businesses.

During the fourth quarter of fiscal 2000, the Company recorded a pre-tax gain of $0.5 million for business divestitures, merger expenses and other charges, net. Included in this amount is (1) a $4.3 million pre-tax gain for the divestiture of two of its divisions, Research Services and Networking Services, and from the sale of the retail third party marketing component of its Brokerage Services division and (2) a one-time charge of $3.8 million for losses in connection with an overseas client of the Fund Services division whose fund accounting contract was terminated.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION


Operating earnings increased by $41.0 million to $116.0 million in fiscal 2000 and increased as a percentage of revenues from 15.9% to 20.3%. The increase was primarily due to revenue gains, and reduction in acquired in-process research and development. Operating earnings increased by $13.1 million to $75.0 million in fiscal 1999, and decreased as a percentage of revenues from 16.0% to 15.9%. The dollar increases were primarily due to revenue gains and the synergies realized from consolidation of acquired businesses.

Operating results, before amortization of intangibles, business divestitures, merger expenses and other charges, and acquired in-process research and development, resulted in margins of 22.2%, 21.6%, and 20.1% for fiscal 2000, 1999, and 1998, respectively. The margin increases in each of the last two fiscal years are attributable to strong internal growth combined with efficient integration of acquired businesses.

Interest income decreased $1.2 million in fiscal 2000 and decreased $3.6 million to $1.2 million in fiscal 1999. The decreases were due to lower levels of invested cash and higher interest expense associated with short-term borrowings for acquisitions.

The provision for income taxes increased to $45.8 million in fiscal 2000 from $38.1 million in fiscal 1999 and increased from $26.7 million in fiscal 1998. The provision for fiscal 2000 reflects a lower effective tax rate of 39.5% due to recently completed tax planning initiatives. Exclusive of the nonrecurring, nondeductible charge in fiscal 1999 of $19.0 million related to acquired in-process research and development, the fiscal 1999 provision for income taxes reflects an effective tax rate of 40%. The effective tax rate was also 40% for fiscal 1998.

      SEGMENT INFORMATION

      The following table sets forth operating revenue and operating income by business segment and for corporate operations for the years ended June 30, 2000, 1999, and 1998. Business divestitures, merger expenses and other charges and acquired in-process research and development are excluded from the operating results of the segment for a better understanding of the underlying performance of each segment.

                                                                                        (in thousands)
                                                                     2000                     1999                     1998
Operating revenue:
   Information Services                                           $ 178,454                $ 178,296                $ 151,372
   Investment Services                                              303,106                  237,909                  211,714
   Insurance and
      Education Services                                             89,841                   56,471                   23,258
-----------------------------------------------------------------------------------------------------------------------------
   Total operating
      revenue                                                     $ 571,401                $ 472,676                $ 386,344
=============================================================================================================================
Operating income (loss):
   Information Services                                           $  44,816                $  44,389                $  34,320
   Investment Services                                               53,212                   42,499                   42,764
   Insurance and
      Education Services                                             31,436                   19,353                    7,502
Corporate                                                           (13,994)                 (11,849)                 (10,684)
-----------------------------------------------------------------------------------------------------------------------------
Total operating
      income                                                      $ 115,470                $  94,392                $  73,902
=============================================================================================================================

Revenue in the Information Services business segment increased $0.2 million in fiscal 2000 and $26.9 million in fiscal 1999, representing increases of 0.1% and 17.8%, respectively. The below normal revenue increase in fiscal 2000 was primarily due to the sale of Research Services and Networking Services in the fiscal 2000 fourth quarter, the June 1999 sale of the Marketing Solutions business and weakness in the Document Solutions software sales due to the year 2000-related impact. The revenue increase in fiscal 1999 was due to internal growth and the acquisition of Greenway Corporation. Operating income in the Information Services business segment increased $0.4 million in fiscal 2000 and $10.1 million in fiscal 1999, resulting in operating margins of 25.1%, 24.9%, and 22.7% for fiscal 2000, 1999, and 1998, respectively. Margins were relatively flat in fiscal 2000 and improved in fiscal 1999 primarily due to accelerated growth within the Banking Solutions division and the sale of the Marketing Solutions division.

Revenue in the Investment Services business segment increased $65.2 million in fiscal 2000 and $26.2 million in fiscal 1999, representing increases of 27.4% and 12.4%, respectively. The revenue increase in fiscal 2000 was due to strong internal growth, including the acquisition of several new clients. The revenue increase in fiscal 1999 was due to internal growth and the acquisition of Brokerage Services. Operating income in the Investment Services business segment increased $10.7 million in fiscal 2000 and decreased $0.3 million in fiscal 1999, resulting in margins of 17.6%, 17.9%, and 20.2% in fiscal 2000, 1999, and 1998, respectively.

Margins declined slightly in fiscal 2000 primarily due to conversion activities associated with a significant new client in the Brokerage Services division and costs incurred in the Fund Services division for the international expansion of outsourcing services. Margins declined in fiscal 1999 primarily due to the acquisition of Brokerage Services and lower margins in the Fund Services division as a result of costs incurred for the international expansion of outsourcing services and expansion of the business development sales force.

Revenue in the Insurance and Education Services business segment increased $33.4 million in fiscal 2000 and $33.2 million in fiscal 1999, representing increases of 59.1% and 142.8%, respectively. Revenue growth in fiscal 2000 and fiscal 1999 was attributable to internal growth and revenue from acquired businesses. Operating income in the Insurance and Education Services business segment increased $12.1 million in fiscal 2000 and $11.9 million in fiscal 1999, resulting in margins of 35.0%, 34.3%, and 32.3% in fiscal 2000, 1999, and 1998, respectively. Margins increased in fiscal 2000 and 1999 due to strong internal growth combined with efficient integration of acquired businesses.

Corporate operations represent charges for the Company's human resources, legal, accounting and finance functions, and various other unallocated overhead charges. Increased expenses of $2.1 million and $1.2 million in fiscal 2000 and 1999, respectively, were in line with the Company's overall growth.

      LIQUIDITY AND CAPITAL RESOURCES

      At June 30, 2000, the Company had cash and cash equivalents of $70.2 million and working capital of approximately $99.6 million. At June 30, 2000, the Company had outstanding borrowings of $115.0 million against its revolving credit facility to support working capital requirements and fund acquisitions. The credit facility bears interest at LIBOR plus a margin of 0.55%, or 7.3% at June 30, 2000. At June 30, 2000, the Company had $0.7 million outstanding in the form of letters of credit.

Other current assets included in the accompanying balance sheet consist primarily of prepaid expenses and inventory. At June 30, 2000, other current assets also included a $115 million deposit toward the purchase of Pictorial, Inc. that closed on July 1, 2000 (see Note 14).

For the year ended June 30, 2000, operating activities provided cash of $90.0 million, primarily as a result of net income of $70.2 million plus several non-cash items including depreciation and amortization of $30.7 million, and deferred income taxes of $2.7 million, offset, by the net gain from divestitures of $4.3 million and changes in net operating assets and liabilities, net of effects from acquisitions, of $9.3 million. These changes are primarily a result of increases in accounts receivable due to revenue growth. Investing activities used cash of $130.8 million, primarily for the acquisition of businesses of $117.8 million, and capital expenditures of $28.0 million, offset by net proceeds from dispositions of $17.6 million. Financing activities provided cash of $61.4 million primarily from net borrowings of $63.0 million and $15.8 million of proceeds from the exercise of stock options, offset by the repurchase of common stock of $19.7 million.

For the years ended June 30, 1999 and 1998, operating activities provided cash of $52.3 million and $62.6 million, respectively. Investing activities used cash of $91.1 million and $50.3 million in fiscal years 1999 and 1998, respectively, and financing activities used cash of $5.0 million and provided cash of $1.2 million, respectively.

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

In fiscal 2000, the Company purchased 388,500 shares of its common stock for approximately $19.7 million to effect the acquisition of Credit Lyonnais International Fund Services (CLIFS) and for issuance of stock in connection with the exercise of stock options. Under the Company's stock buy-back programs, the Company has purchased approximately 1.6 million shares of its common stock during fiscal year 1999 for approximately $70.4 million in order to effect the acquisitions of Greenway Corporation (Greenway), EXAMCO, Inc. (EXAMCO), and Dover International (Dover), and for issuance of stock in connection with the exercise of stock options. Since January 1999, the Company has purchased 746,500 shares of its common stock under the new stock buy-back program for approximately $39.1 million.

      ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT

      In September 1998, the Company acquired Greenway through the issuance of common stock valued at approximately $43.8 million. Of the total purchase price, $19.0 million was allocated to acquired in-process research and development, which was charged to operations at the time of acquisition.

The amount allocated to acquired in-process research and development was based on an independent appraisal,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION


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
    Discount period                   9 years

Technological feasibility was attained in the third quarter of fiscal 1999. Development efforts were substantially completed in the first quarter of fiscal 2000, and sales of the enhanced check imaging software began in the second quarter of fiscal 2000.

Research and development expenditures related to this product development effort, prior to attaining technological feasibility, approximated $500,000 for the year ended June 30, 1999, and are included in the consolidated statement of operations.

      YEAR 2000

      The Company has addressed any Year 2000 issues associated with its existing computer systems and software applications in a timely manner.

The Company believes it developed an effective plan to address the Year 2000 issues and that, based on available information, its Year 2000 transition had no material effect on its business, operations, or financial results. The Company incurred expenditures for Year 2000 testing and remediation of approximately $0.8 million in fiscal 2000 and $3.0 million in both fiscal 1999 and 1998.

      RECENT LEGISLATION

      The recent adoption of the Financial Services Modernization Act of 1999 lifts many restrictions limiting banks from underwriting and distribution of securities. The Company expects that some of its bank customers with proprietary mutual funds may, over time, internalize certain distribution functions currently provided by the Company. At the same time, the Company believes this change may result in additional demand for its outsourcing services as financial institutions provide new services to their customers. The near-term and long-term impact of this legislative change on the Company's business and results of operations are uncertain. Although there can be no assurance, at this time, the Company does not expect a material adverse impact on its business or results of operations.

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

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY


The management of the Company assumes responsibility for the integrity and objectivity of the information in the fiscal 2000 Annual Report. The information was prepared in conformity with generally accepted accounting principles and reflects the best judgment of management.

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



/S/ Lynn J. Mangum


LYNN J. MANGUM
Chairman and
Chief Executive Officer


REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE BISYS GROUP, INC.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of The BISYS Group, Inc. and its subsidiaries at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers  LLP


PRICEWATERHOUSECOOPERS  LLP

August 4, 2000

CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share data)

FOR YEARS ENDED JUNE 30,                                                               2000               1999              1998
Revenues                                                                            $ 571,401          $ 472,676         $ 386,344
-----------------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses:
     Service and operating                                                            326,315            266,800           221,767

     General and administrative                                                        78,719             69,696            58,061

     Selling and conversion                                                            26,949             22,509            17,064

     Research and development                                                          12,504             11,523            11,731

     Amortization of intangibles                                                       11,444              7,756             3,819

     Business divestitures, merger expenses and other charges, net                       (520)               400            11,998

     Acquired in-process research and development                                          --             19,000                --
-----------------------------------------------------------------------------------------------------------------------------------
Operating earnings                                                                    115,990             74,992            61,904
Interest income, net                                                                       49              1,200             4,849
-----------------------------------------------------------------------------------------------------------------------------------
Income before income tax provision                                                    116,039             76,192            66,753
Income tax provision                                                                   45,835             38,076            26,729
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                          $  70,204          $  38,116         $  40,024
===================================================================================================================================
Basic earnings per share                                                            $    2.56          $    1.43         $    1.52
Diluted earnings per share                                                          $    2.46          $    1.36         $    1.46
===================================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in thousands, except share data)


JUNE 30,                                                                                          2000                 1999
ASSETS
Current assets:
     Cash and cash equivalents                                                                  $  70,177            $  49,589
     Accounts receivable, net                                                                     108,579              104,608
     Deferred tax asset                                                                             8,808                9,241
     Other current assets                                                                         131,734               14,243
---------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                              319,298              177,681

Property and equipment, net                                                                        61,211               54,855

Intangible assets, net                                                                            188,349              194,852

Other assets                                                                                       32,193               32,273
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                    $ 601,051            $ 459,661
=================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Short-term borrowings                                                                      $ 115,000            $  52,000
     Accounts payable                                                                              15,110               21,303
     Accrued liabilities                                                                           89,590               82,294
---------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                         219,700              155,597
Deferred tax liability                                                                             13,452                9,774
Other liabilities                                                                                   6,258                5,784
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                 239,410              171,155
---------------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Note 6)

STOCKHOLDERS' EQUITY
Common stock, $0.02 par value, 80,000,000 shares authorized,
     27,807,047 and 27,091,270 shares issued at June 30, 2000
     and 1999, respectively                                                                           556                  542
Additional paid-in capital                                                                        220,558              193,500
Retained earnings                                                                                 151,874               94,550
Less notes receivable from stockholders                                                           (11,347)                  --
Less treasury stock at cost, 1,575 shares at June 30, 1999                                             --                  (86)
---------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                        361,641              288,506
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                      $ 601,051            $ 459,661
=================================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)


FOR YEARS ENDED JUNE 30,                                                                 2000            1999            1998
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                                            $  70,204       $  38,116       $  40,024
 Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization                                                    30,695          23,558          14,836
        Loss on disposition or write-down of property and equipment                          --              --           2,684
        Write-off of acquired in-process research and development                            --          19,000              --
        Net gain from divestitures                                                       (4,320)             --              --
        Deferred income tax provision                                                     2,695           3,673           4,515
Change in assets and liabilities, net of effects from acquisitions:
     Accounts receivable, net                                                            (6,487)        (26,457)         (8,103)
     Other current assets                                                                (2,894)         (2,799)         (1,477)
     Other assets                                                                          (583)         (6,800)         (1,813)
     Accounts payable                                                                    (5,318)          5,140             148
     Accrued liabilities and other                                                        6,026          (1,131)         11,805
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                90,018          52,300          62,619
---------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of businesses, net of cash acquired                                        (117,812)        (59,273)        (26,567)
Proceeds from dispositions, net of expenses paid                                         17,578           3,925              --
Capital expenditures, net                                                               (27,963)        (27,740)        (16,930)
Change in other investments                                                               2,834          (6,871)         (6,571)
Proceeds from sales and maturities of investments                                            --              --           1,365
Purchase of intangible assets                                                            (5,465)         (1,183)         (1,621)
---------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                  (130,828)        (91,142)        (50,324)
---------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Short-term borrowings, net                                                               63,000          52,000              --
Repayment of debt                                                                            --          (1,093)         (2,150)
Exercise of stock options                                                                15,838          12,843          12,229
Issuance of common stock                                                                  2,235           1,691           1,369
Repurchases of common stock                                                             (19,675)        (70,413)        (10,291)
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                         61,398          (4,972)          1,157
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                     20,588         (43,814)         13,452
Cash and cash equivalents at beginning of year                                           49,589          93,403          79,951
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                              $  70,177       $  49,589       $  93,403
=================================================================================================================================

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Cash paid for:
Interest                                                                              $   2,137       $   1,158       $     338
Income taxes                                                                          $  38,843       $  27,172       $  19,432
=================================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(in thousands)

                                            COMMON STOCK      ADDITIONAL                  NOTES            TREASURY STOCK
FOR YEARS ENDED JUNE 30, 1998,             ----------------    PAID-IN      RETAINED   RECEIVABLE FROM   ------------------
1999 AND 2000                              SHARES    AMOUNT    CAPITAL      EARNINGS    STOCKHOLDERS     SHARES      AMOUNT
                                           ------    ------    -------      --------    ------------     ------      ------
BALANCE, JUNE 30, 1997                     25,235     $505     $153,775     $  37,639      $     --          --      $     --
=================================================================================================================================
Exercise of stock options                     592       12        9,391        (4,965)           --        (217)        8,136
Tax benefit of stock options exercised         --       --        4,607            --            --          --            --
Issuance of common stock                       48        1        1,368            --            --          --            --
Common stock issued in acquisitions           795       15        4,542        (6,469)           --          --            --
Repurchases of common stock                    --       --           --            --            --         275       (10,291)
Net income                                     --       --           --        40,024            --          --            --
---------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1998                     26,670      533      173,683        66,229            --          58        (2,155)
=================================================================================================================================
Exercise of stock options                     361        8        7,255        (7,135)           --        (297)       12,787
Tax benefit of stock options exercised         --       --        5,458            --            --          --            --
Issuance of common stock                       60        1        1,690            --            --          --            --
Common stock issued in acquisitions            --       --        5,414        (2,660)           --      (1,314)       59,695
Repurchases of common stock                    --       --           --            --            --       1,555       (70,413)
Net income                                     --       --           --        38,116            --          --            --
---------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1999                     27,091      542      193,500        94,550            --           2           (86)
=================================================================================================================================
Exercise of stock options                     665       13       16,252       (12,890)      (11,347)       (375)       18,864
Tax benefit of stock options exercised         --       --        8,572            --            --          --            --
Issuance of common stock                       51        1        2,234            --            --          --            --
Common stock issued in acquisitions            --       --           --            10            --         (15)          897
Repurchases of common stock                    --       --           --            --            --         388       (19,675)
Net income                                     --       --           --        70,204            --          --            --
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2000                     27,807     $556     $220,558     $ 151,874      $(11,347)         --      $     --
=================================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

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

      CASH AND CASH EQUIVALENTS
      Cash and cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less, including $16.3 million and $9.9 million of overnight repurchase agreements at June 30, 2000 and 1999, respectively. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

      SHORT-TERM INVESTMENTS
      Management determines the appropriate classification of investments in debt and equity securities at the time of purchase. Marketable debt and equity securities available for sale are carried at market based upon quoted market prices. Unrealized gains or losses on available for sale securities are accumulated as an adjustment to stockholders' equity, net of related deferred income taxes. Realized gains or losses are computed based on specific identification of the securities sold. Realized and gross unrealized gains and losses on short-term investments were not significant for the years ended June 30, 2000, 1999 and 1998.

      PROPERTY AND EQUIPMENT
      Property and equipment are stated at cost. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the assets as follows:

                                            ESTIMATED
                                           USEFUL LIVES
                                             (YEARS)
Buildings and leasehold improvements          4 - 10
Data processing equipment and systems         3 -  7
furniture and fixtures                        3 - 12
Software development costs                    3 -  5
-------------------------------------------------------

Depreciation expense for the years ended June 30, 2000, 1999 and 1998 was $19,198,000, $15,804,000 and $11,092,000, respectively.

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

      INTANGIBLE ASSETS
      Intangible assets are amortized on a straight line basis over the estimated useful lives as follows:

                                            ESTIMATED
                                           USEFUL LIVES
                                             (YEARS)
Cost in excess of net assets acquired        10 - 40
Customer relationships                       25 - 30
Other                                         3 - 10
-------------------------------------------------------

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

      SOFTWARE COSTS
      The Company charges to operations routine maintenance of software, design costs and development costs incurred prior to the establishment of a product's technological feasibility. Costs incurred subsequent to the establishment of a product's technological feasibility are capitalized and amortized over the expected useful life of the related product. For the year ended June 30, 1998, the Company did not capitalize any internal costs related to the development of new software. For the years ended June 30, 2000 and 1999, the Company applied the provisions of SOP 98-1 and capitalized certain internal costs related to the development of internal use software.

      REVENUE RECOGNITION
      The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts. The Company is generally not subject to returns in its businesses. Revenues from the sales of software are recognized in accordance with the AICPA's Statement of Position 97-2, "Software Revenue Recognition." Maintenance fee revenue is recognized ratably over the term of the related support period, generally twelve months. Consulting revenue and training revenue are recognized upon delivery of the related service.

      ACCOUNTS RECEIVABLE
      A majority of the Company's receivables are from financial institutions and investment companies which approximated $43.2 million and $23.8 million, respectively, at June 30, 2000. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. Bad debt expense for the years ended June 30, 2000, 1999 and 1998 approximated $1,705,000, $2,331,000 and $1,642,000, respectively. At June 30,
2000 and 1999, the Company's allowance for doubtful accounts was approximately $2,468,000 and $5,477,000, respectively.

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

Amounts utilized in per share computations are as follows (in thousands):

YEAR ENDED JUNE 30                 2000          1999          1998

Weighted average common
   shares outstanding             27,458        26,696        26,313
Assumed conversion of
   common shares issuable
   under stock option plan         1,035         1,240         1,034
--------------------------------------------------------------------
Weighted average common
   and common equivalent
   shares outstanding             28,493        27,936        27,347
====================================================================

Options to purchase 205,883 shares of common stock at various prices ranging from $57.94 to $68.63 were outstanding at June 30, 2000, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of common shares.

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

      RECLASSIFICATION
      Certain reclassifications have been made to the 1998 and 1999 consolidated financial statements to conform to the 2000 presentation.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the allowance for doubtful accounts, intangible assets, business divestitures, merger expenses and other charges, acquired in-process research and development, income taxes and contingencies. It is reasonably possible that actual results could differ from these estimates in the near term.

      DISCLOSURE REGARDING FINANCIAL INSTRUMENTS
      For all financial instruments, including cash and cash equivalents, receivables, accounts payable and short-term borrowings, the carrying value is considered to approximate fair value.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



based on their fair values at the date of the acquisition. Of the total purchase price, $15.6 million was allocated to goodwill, $7.4 million to other identifiable intangible assets, and $1.8 million to net tangible assets. In addition, $19.0 million was allocated to acquired in-process research and development, which was charged to operations at the time of the acquisition.

In addition to Greenway, the Company also completed the following purchase acquisitions of businesses and assets in fiscal years 2000, 1999 and 1998. The acquisitions set forth below have been accounted for as purchases and, accordingly, the operations of the acquired companies are included in the consolidated financial statements since the dates of acquisition. Pro forma information has not been presented due to lack of materiality.

During fiscal 1998, the Company merged with Benefit Systems, Inc. (BSI), Dascit/White & Winston and affiliated companies (DWW), and Charter Systems, Inc. (Charter), now known as BISYS Networking Services, by exchanging shares of BISYS common stock and equivalent stock options for all the outstanding shares and stock options of the acquired businesses.

The acquisitions of Charter, DWW and BSI have been accounted for as poolings of interests. The acquired companies' results of operations have been included in BISYS' results of operations effective July 1, 1997. The Company incurred a pre-tax charge of $5,263,000 for the year ended June 30, 1998 for costs associated with these mergers (see Note 9).

BUSINESS                            DATE ACQUIRED     NATURE OF BUSINESS              CONSIDERATION
----------------------------------------------------------------------------------------------------
Underwriters Service Agency         May 1998          Life insurance distribution     Cash for stock
and affiliates (USA)

CoreLink Resources, Inc.            July 1998         Brokerage services              Cash for stock
(CoreLink)

Potomac Insurance Marketing         August 1998       Life insurance distribution     Cash for stock
Group, Inc. (Potomac)

EXAMCO, Inc. (EXAMCO)               April 1999        Education services              Cash and stock
                                                                                      for stock

Poage Insurance Services            April 1999        Life insurance distribution     Cash for stock
(Poage)

Dover International (Dover)         May 1999          Education and                   Cash and stock
                                                      support services                for stock

Retained Asset Account Services     June 1999         Financial processing            Cash for assets
(RAA)                                                 services

Credit Lyonnais International       May 2000          Fund administration             Cash and stock
Fund Services (CLIFS)                                                                 for assets
-----------------------------------------------------------------------------------------------------

3. DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS (IN THOUSANDS):

                                                     2000                1999
Other current assets:
   Deposit on business acquisition                $ 115,000           $      --
   Other                                             16,734              14,243
--------------------------------------------------------------------------------
                                                  $ 131,734           $  14,243
================================================================================

Property and equipment, net:
   Land                                           $      --           $     120
   Buildings and leasehold
       improvements                                   8,257               8,201
   Data processing equipment
       and systems                                   41,953              43,390
   Furniture and fixtures                            20,088              20,520
   Software development costs                        45,063              33,450
--------------------------------------------------------------------------------
                                                    115,361             105,681

Less: accumulated depreciation
   and amortization                                 (54,150)            (50,826)
--------------------------------------------------------------------------------
                                                  $  61,211           $  54,855
================================================================================

Intangible assets, net:
   Cost in excess of net
      assets acquired                             $ 168,057           $ 171,833
   Customer relationships                            29,500              31,675
   Other                                             25,757              17,384
--------------------------------------------------------------------------------
                                                    223,314             220,892

Less: accumulated amortization                      (34,965)            (26,040)
--------------------------------------------------------------------------------
                                                  $ 188,349           $ 194,852
================================================================================

Accrued liabilities:
   Compensation                                   $  19,511           $  15,556
   Deferred income                                    9,510              12,523
   Income taxes                                           2               3,809
   Marketing                                         22,752              17,868
   Other                                             37,815              32,538
--------------------------------------------------------------------------------
                                                  $  89,590           $  82,294
================================================================================


4. BORROWINGS
The Company has a $200 million senior unsecured revolving credit facility (including a $20 million letter of credit subfacility) with its banks to support working capital requirements and fund the Company's future acquisitions.
The facility expires June 30, 2004.

Outstanding borrowings under the credit facility bear interest at prime or, at the Company's option, LIBOR plus a margin not to exceed 1.325% based upon the ratio of the Company's consolidated indebtedness to consolidated earnings before interest, taxes, depreciation and amortization (the "Pricing Formula"). The credit agreement requires the Company to pay an agent fee of $25,000 per year and an annual facility fee not to exceed 0.30%, or $600,000. The facility is guaranteed by significant subsidiaries of The BISYS Group, Inc.

The credit agreement requires, among other things, the Company to maintain certain financial covenants and limits the Company's ability to incur additional indebtedness and to pay dividends. As of June 30, 2000, no amounts were permitted for the payment of cash dividends.

The Company can borrow under the facility through June 2004 up to $200 million, reduced by any outstanding letters of credit ($718,000 at June 30, 2000). Interest is payable quarterly for prime rate borrowings or at maturity for LIBOR borrowings, which range from 30-180 days. At June 30, 2000, the Company had outstanding borrowings of $115 million bearing interest at LIBOR plus a margin of 0.55% (7.30% at June 30, 2000).

5. INCOME TAXES
The significant components of the Company's net deferred tax asset (liability) as of June 30, 2000 and 1999 are as follows (in thousands):

                                                       2000              1999
Deferred tax assets related to:
   Accrued liabilities                               $  9,058          $  7,687
   Accounts receivable                                  2,179             1,324
   Tax carryforwards                                    1,246             4,061
   Other                                                  175               450
--------------------------------------------------------------------------------
   Deferred tax assets                                 12,658            13,522
   Less valuation allowance                              (608)             (648)
--------------------------------------------------------------------------------
   Net deferred tax assets                             12,050            12,874
--------------------------------------------------------------------------------
   Deferred tax liabilities related to:
      Property and equipment                           (6,853)           (4,106)
      Intangible assets                                (9,841)           (9,301)
--------------------------------------------------------------------------------
   Deferred tax liabilities                           (16,694)          (13,407)
--------------------------------------------------------------------------------
   Net deferred tax liability                        $ (4,644)         $   (533)
================================================================================

At June 30, 2000 the Company had $4,913,000 of federal and state net operating loss carryforwards available, expiring in fiscal 2007 to fiscal 2019.

The Company periodically evaluates the deferred tax asset and adjusts the related valuation allowance on the deferred tax asset to an amount which is more likely than not to be realized through future taxable income.

The components of the income tax provision for the years ended June 30, 2000, 1999 and 1998 are as follows (in thousands):

                                         2000             1999            1998
Deferred federal
   tax expense                         $  1,849         $  3,156        $  3,867
Current federal tax expense              38,208           29,044          17,988
Deferred state tax expense                  831              517             648
Current state tax expense                 6,320            4,926           4,226
Current foreign tax expense                  15              433              --
Deferred foreign tax
   (benefit) expense                     (1,388)              --              --
--------------------------------------------------------------------------------
                                       $ 45,835         $ 38,076        $ 26,729
================================================================================

A reconciliation of the Company's income tax provision and the amount computed by applying the statutory federal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


income tax rate to income before income tax provision for the years ended June 30, 2000, 1999 and 1998 is as follows (in thousands):

                                       2000             1999             1998
Federal income tax
   at statutory rate                 $ 40,614         $ 26,667         $ 23,364
Amortization and
   charge-off of
   non-deductible
   intangible assets                    2,327            8,620              781
Change in valuation allowance             396             (209)            (462)
State taxes                             4,189            2,985            3,091
Other, net                             (1,691)              13              (45)
--------------------------------------------------------------------------------
                                     $ 45,835         $ 38,076         $ 26,729
================================================================================

6. COMMITMENTS AND CONTINGENCIES
The Company leases office space under noncancellable operating leases with remaining terms of up to fifteen years. The Company also leases certain office and computer equipment and software under operating leases expiring through 2006. Rental expense associated with these operating leases for the years ended June 30, 2000, 1999 and 1998 were $20,466,000, $20,164,000, and $16,434,000, respectively.

The future minimum rental payments under noncancellable operating leases for the years ending after June 30, 2000 are as follows (in thousands):

                                                                       OPERATING
FISCAL YEAR                                                               LEASES

2001                                                                    $ 23,175
2002                                                                      18,696
2003                                                                      14,607
2004                                                                      12,378
2005                                                                      10,775
Thereafter                                                                48,986
--------------------------------------------------------------------------------
                                                                        $128,617
================================================================================

The Company's broker/dealer subsidiaries are subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. At June 30, 2000, the aggregate net capital of such subsidiaries was $13,834,000, exceeding the net capital requirement by $11,248,000.

The Company is involved in litigation arising in the ordinary course of business. Management believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's financial position, results of operations, or cash flows.

7. SUPPLEMENTAL CASH FLOW INFORMATION
In fiscal 2000, 1999 and 1998, the Company recorded a reduction to taxes currently payable related to tax benefits associated with stock options of approximately $8,572,000, $5,458,000, and $4,607,000 respectively, with a corresponding increase to additional paid-in capital.

During the years ended June 30, 2000, 1999 and 1998, the Company received proceeds relating to the exercise of stock options of $15,838,000, $12,843,000, and $12,229,000, respectively, and recorded a deduction to deferred compensation of $233,000 in 2000 and $72,000 in 1999, with offsetting increases in additional paid-in capital.

Net cash paid for acquisition of businesses was comprised of the following for the years ended June 30, 2000, 1999 and 1998 (in thousands):

                                        2000             1999            1998
Fair value of assets acquired,
   net of cash                       $   4,419        $ 146,450       $  27,771
Deposit on business
   acquisition                         115,000               --              --
Less: issuance of common
   stock and stock options
   pursuant to acquisitions               (907)         (62,449)             --
Liabilities assumed                       (700)         (24,728)         (1,204)
--------------------------------------------------------------------------------
Net cash paid                        $ 117,812        $  59,273       $  26,567
================================================================================

8. RETIREMENT SAVINGS PLAN
The Company has a contributory retirement and savings plan which covers all employees and meets the requirements of Section 401(k) of the Internal Revenue Code. Employees may contribute up to 15% of their compensation to the plan which is matched 50% by the Company up to 6% of the employee's compensation not to exceed $5,250.

The Company may, at the discretion of the Board of Directors, make additional contributions to the plan. The Company's matching contribution vests 40% with the employee after two years and 20% per year thereafter. The Company's expense to match employee contributions for the years ended June 30, 2000, 1999 and 1998, was approximately $2,613,000, $2,496,000 and $2,253,000, respectively.

9. BUSINESS DIVESTITURES, MERGER EXPENSES AND OTHER CHARGES
During fiscal 2000, the Company sold two of its divisions, Research Services and Networking Services, and sold the retail third-party bank marketing component of its Brokerage Services division for combined net cash proceeds of approximately $17.4 million. As a result of these divestitures, a pre-tax gain of $4.3 million was recognized in fiscal 2000.

In fiscal 2000, the Company recorded a pre-tax charge of $3.8 million for losses in connection with an overseas client of the Fund Services division whose fund accounting contract was terminated in the fourth quarter of fiscal 2000.

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

Total business divestitures, merger expenses and other charges recorded for the years ended June 30, 2000, 1999 and 1998 consisted of the following (in thousands):

                                            2000            1999           1998
Net gain from divestitures                $(4,320)        $    --        $    --
Merger transaction expenses
   (legal and financial)                                       --          1,805
Costs to combine or
   realign operations:
   Compensation related                                       400          3,722
   Facilities or systems related               --              --          4,868
   Other                                       --              --          1,603
Loss on contract                            3,800              --             --
--------------------------------------------------------------------------------
                                          $  (520)        $   400        $11,998
================================================================================

During the years ended June 30, 2000 and 1999, the following costs were paid or charged against the merger related accruals and the liability for loss on the administrative services contract (in thousands):

                                                          2000             1999
Compensation related costs                               $   --           $  741
Facilities or systems related costs                          83            1,273
Other                                                        --            1,393
Loss on contract                                          1,500
--------------------------------------------------------------------------------
                                                         $1,583           $3,407
================================================================================

At June 30, 2000, $2.3 million of estimated costs are unpaid and included in accrued liabilities on the accompanying balance sheet.

10. SHAREHOLDER RIGHTS PLAN
On May 7, 1997, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution at the rate of one Right for each share of common stock held of record as of the close of business on May 16, 1997 and for each share of common stock issued thereafter up to the distribution date (defined below).

Each Right entitles holders of common stock to buy one share of common stock of the Company at an exercise price of $175.00. The Rights would be exercisable, and would detach from the common stock (the "Distribution Date") only if a person or group (i) were to acquire 15 percent or more of the outstanding shares of common stock of the Company; (ii) were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 15 percent or more of the outstanding shares of common stock of the Company; (iii) were declared by the Board to be an Adverse Person (as defined in the Plan) if such person or group beneficially owns 10 percent or more of the outstanding shares of common stock in the Company. In the event of any occurrence triggering the Distribution Date, each right would entitle the holder (other than such an acquiring person or group) to purchase the outstanding shares of common stock of the Company (or, in certain circumstances, common stock of the acquiring person) with a value of twice the exercise price of the Rights upon payment of the exercise price. The Company will be entitled to redeem the Rights at $0.0025 per Right at any time. The Rights will expire at the close of business on May 16, 2007.

11. STOCK BASED COMPENSATION PLANS
The Company has stock option and restricted stock purchase plans which provide for granting of options and/or restricted stock to certain employees and outside directors. The options vest primarily over a five-year period at each anniversary date of the grant. These options expire following termination of employment or within ten years of the date of the grant, whichever comes first. Pro forma disclosures are provided for fiscal 2000, 1999 and 1998 as if the company had adopted the cost recognition requirements of FAS 123 "Accounting for Stock-based Compensation." At June 30, 2000, options to purchase 3,029,903 shares are available for grant under the plans.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions for grants in fiscal 2000, 1999 and 1998: 1) expected dividend yields of 0%, 2) risk-free interest rates ranging from 4.72% to 6.78%, 3) expected volatility of 35% in fiscal years 2000 and 1999 and 30% in fiscal year 1998, and 4) an expected option life of 5 years, 5 years and 4 years in fiscal 2000, 1999 and 1998, respectively. For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period of 5 years for employees. Using these assumptions, the weighted average fair value per option at date of grant for options granted during fiscal 2000, 1999 and 1998 was $20.76, $17.02 and $10.25, respectively.

Had compensation expense been recognized for the Company's stock-based compensation plans in accordance with FAS 123, the pro forma net income and earnings per share for the years ended June 30, 2000, 1999 and 1998 would have been as follows (in thousands, except per share data):

                                        2000              1999              1998
                                   Pro Forma         Pro Forma         Pro Forma

Net income                          $ 57,169          $ 31,023          $ 36,129
Basic earnings per share            $   2.12          $   1.18          $   1.40
Diluted earnings per share          $   2.04          $   1.13          $   1.34
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The following is a summary of stock option activity for the years ended June 30, 2000, 1999 and 1998:

                                               2000                      1999                      1998
                                                   Weighted                  Weighted                  Weighted
                                                    Average                   Average                   Average
                                                   Exercise                  Exercise                  Exercise
                                         Shares       Price        Shares       Price        Shares       Price

Outstanding at beginning of year      4,204,521      $33.96     3,735,717      $28.00     3,441,628      $24.40
Options assumed in acquisitions           _             _         164,570      $ 4.57       258,605      $ 3.24
Options granted                       1,225,033      $51.39     1,311,614      $47.39     1,542,994      $34.09
Options exercised                    (1,248,906)     $75.57      (658,499)     $19.19      (808,985)     $15.09
Options cancelled                      (422,461)     $43.36      (348,881)     $34.75      (698,525)     $29.45
---------------------------------------------------------------------------------------------------------------
Outstanding at end of year            3,758,187      $41.35     4,204,521      $33.96     3,735,717      $28.00
===============================================================================================================
Exercisable at end of year            1,207,618      $33.55     1,467,711      $23.27     1,196,740      $19.22
===============================================================================================================

The following summarizes information about the Company's stock options outstanding at June 30, 2000:

                                                     Weighted           Weighted                           Weighted
                                                      Average            Average                            Average
                                                     Exercise     Remaining Life                     Exercise Price
Range of Exercise Prices     Options Outstanding        Price         (in years)     Exercisable     of Exercisable

$ 0.01-$10.00                             83,123       $ 2.20               5.0          79,428             $ 2.10
$10.01-$20.00                            139,090       $19.24               3.3         139,090             $19.24
$20.01-$30.00                            221,117       $24.27               4.9         137,917             $23.62
$30.01-$40.00                          1,231,608       $34.97               7.0         470,209             $35.05
$40.01-$50.00                            812,685       $44.37               7.6         299,727             $44.70
$50.01-$60.00                          1,129,681       $52.29               8.9          81,247             $55.47
$60.01-$70.00                            140,883       $64.22               9.2             _               $   _
==================================================================================================================

12. NOTES RECEIVABLE FROM STOCKHOLDERS
The Board of Directors has approved and the Company has made loans to certain executive officers to assist them in exercising non-qualified stock options, retaining the underlying shares and paying the applicable taxes resulting from such exercises. These loans bear interest at rates ranging from 5.98% to 6.25%, are full recourse, and are secured by shares of the Company's Common Stock acquired pursuant to the exercise of the options representing up to 120% of the principal amount of the loan. The principal is repayable the later of five years from the date of the loan or the expiration date of the options exercised using such loan proceeds. The principal is also repayable within one year of the employee's death or termination of employment due to disability and within 30 days of voluntary resignation. Interest is payable annually on the anniversary date of each loan.

The notes receivable of $11.3 million are reflected on the accompanying consolidated balance sheet as a reduction in stockholders' equity.

13. BUSINESS SEGMENT INFORMATION
The Company is a leading provider of growth-enabling outsourcing solutions to financial institutions and other financial organizations. The Company's operations have been classified into three business segments: Information Services, Investment Services, and Insurance and Education Services. Summarized financial information by business segment and for corporate operations for the years ended June 30, 2000, 1999 and 1998 is as follows (in thousands):

                                                         2000            1999            1998

Revenues:
     Information Services                             $ 178,454       $ 178,296       $ 151,372
     Investment Services                                303,106         237,909         211,714
     Insurance and Education Services                    89,841          56,471          23,258
-----------------------------------------------------------------------------------------------
          Total                                       $ 571,401       $ 472,676       $ 386,344
===============================================================================================

Operating earnings (loss):
     Information Services                             $  44,816       $  44,389       $  34,320
     Investment Services                                 53,212          42,499          42,764
     Insurance and Education Services                    31,436          19,353           7,502
     Corporate                                          (13,994)        (11,849)        (10,684)
-----------------------------------------------------------------------------------------------
          Total                                       $ 115,470       $  94,392       $  73,902
===============================================================================================

Assets:
     Information Services                             $ 111,868       $ 132,271       $ 151,213
     Investment Services                                200,111         179,084         125,227
     Insurance and Education Services                   235,585         110,092          43,598
     Corporate                                           53,487          38,214          15,467
     Elimination of intercompany receivables                 --              --          (1,404)
-----------------------------------------------------------------------------------------------
          Total                                       $ 601,051       $ 459,661       $ 334,101
===============================================================================================

Depreciation and amortization expense:
     Information Services                             $  12,004       $  11,404       $   8,273
     Investment Services                                 11,335           7,930           5,542
     Insurance and Education Services                     6,649           3,702             665
     Corporate                                              707             522             356
-----------------------------------------------------------------------------------------------
          Total                                       $  30,695       $  23,558       $  14,836
===============================================================================================

Capital expenditures:
     Information Services                             $  10,190       $  10,063       $   8,789
     Investment Services                                 12,696          14,006           5,415
     Insurance and Education Services                     5,600           3,444           2,631
     Corporate                                            1,151           1,784             757
-----------------------------------------------------------------------------------------------
          Total                                       $  29,637       $  29,297       $  17,592
===============================================================================================

The following is a reconciliation of operating earnings to the Company's consolidated total (in thousands):

                                                         2000            1999            1998

Total operating earnings for reportable segments      $ 115,470       $  94,392       $  73,902
Business divestitures, merger expenses
     and other charges, net                                 520            (400)        (11,998)
Acquired in-process research and development                  -         (19,000)              -
-----------------------------------------------------------------------------------------------
     Total operating earnings                         $ 115,990       $  74,992       $  61,904
===============================================================================================

The net revenues of each segment are principally domestic, and no single customer accounted for 10% or more of the consolidated revenues for the years ended June 30, 2000, 1999 and 1998.

14. SUBSEQUENT EVENTS
On July 1, 2000, the Company completed its acquisition of Pictorial, Inc. (Pictorial) in a cash for stock transaction valued at $129 million. Pictorial, headquartered in Indianapolis, is a provider of pre-licensing and continuing education training materials and licensing solutions for insurance carriers, agencies, and agents. The Company provided a cash deposit of $115 million to the seller on June 30, 2000 toward the purchase of Pictorial in accordance with the terms of the merger agreement. The deposit has been included in other current assets on the accompanying balance sheet.

On July 31, 2000, the Company completed its acquisition of Ascensus Insurance Services, Inc. (Ascensus) by the exchange of cash consideration and stock options totaling approximately $43 million for all the outstanding shares and stock options of Ascensus. Ascensus, headquartered in Salt Lake City, is a leading distributor of life insurance products.

Both transactions will be accounted for by the purchase method of accounting.

MARKET PRICE INFORMATION
(unaudited)


The following information relates to the Company's $0.02 par value common stock which trades in the over-the-counter market and is quoted in the NASDAQ National Market System under the symbol BSYS. Price information on the Company's common stock is presented below:

FISCAL 2000
QUARTER ENDED                                       HIGH                  LOW
September 30, 1999                                $ 60                $ 45 1/16
December 31, 1999                                   65 1/4              41 31/32
March 31, 2000                                      68 5/8              48 1/4
June 30, 2000                                       67 3/8              58 1/8
================================================================================

FISCAL 1999
QUARTER ENDED                                      HIGH                 LOW
September 30, 1998                               $ 45 1/4             $ 36 3/4
December 31, 1998                                  51 5/8               38 3/8
March 31, 1999                                     58 1/2               47 1/8
June 30, 1999                                      59 19/32             50
================================================================================

At June 30, 2000, the Company's common stock was held by 1,305 stockholders of record. It is estimated that an additional 5,000 stockholders own the Company's common stock through nominee or street name accounts with brokers.


CONSOLIDATED QUARTERLY RESULTS
(unaudited, in thousands, except per share data)

                                                           FISCAL 2000
------------------------------------------------------------------------------------------
QUARTER ENDED                             SEP 30        DEC 31        MAR 31        JUN 30

Revenues                                $132,313      $138,044      $145,657      $155,387

Operating earnings                        20,721        25,002        32,848        37,419

Income before income tax provision        20,471        24,505        33,033        38,030

Net income                                12,283        14,926        19,987        23,008
==========================================================================================
Basic earnings per share                $   0.45      $   0.55      $   0.72      $   0.83

Diluted earnings per share              $   0.44      $   0.53      $   0.70      $   0.80
==========================================================================================

                                                                      FISCAL 1999
------------------------------------------------------------------------------------------------------
QUARTER ENDED                                     SEP 30          DEC 31         MAR 31         JUN 30

Revenues                                       $ 101,924       $ 111,958      $ 121,302      $ 137,492

Operating earnings (loss)                         (3,461)         20,108         27,014         31,331

Income (loss) before income tax provision         (2,664)         20,351         27,331         31,174

Net income (loss)                                 (9,199)         12,209         16,400         18,706
======================================================================================================
Basic earnings (loss) per share                $   (0.35)      $    0.46      $    0.61      $    0.69

Diluted earnings (loss) per share              $   (0.35)      $    0.44      $    0.58      $    0.66
======================================================================================================