Form 10-K405, Exhibit 13
period 2001-06-30
BISYS GROUP INC
filed 2001-09-28
CIK 883587

                                                                      Exhibit 13


Selected Financial Data
(in thousands, except per share data)


The following data should be read in conjunction with the consolidated financial statements and related notes thereto and management's discussion and analysis of results of operations and financial condition included elsewhere in this annual report.


STATEMENT OF OPERATIONS DATA:


FOR YEARS ENDED JUNE 30,                                   2001            2000            1999           1998           1997
Revenues                                               $   701,757     $   571,401     $   472,676    $   386,344    $   318,988
                                                       -----------     -----------     -----------    -----------    -----------
Operating costs and expenses:
     Service and operating                                 398,411         326,315         266,800        221,767        170,717
     Selling, general and administrative                   132,001         118,172         103,728         86,856         77,456
     Amortization of goodwill                               11,486           7,540           5,398          2,654          2,603
     Amortization of intangibles                             9,018           3,904           2,358          1,165          1,010
     Business divestitures, merger expenses
          and other charges, net                             4,245            (520)            400         11,998          1,500
     Acquired in-process research and development               --              --          19,000             --             --
                                                       -----------     -----------     -----------    -----------    -----------
Operating earnings                                         146,596         115,990          74,992         61,904         65,702
Interest income (expense), net                              (5,902)             49           1,200          4,849          2,216
                                                       -----------     -----------     -----------    -----------    -----------
Income before income tax provision                         140,694         116,039          76,192         66,753         67,918
Income tax provision                                        55,574          45,835          38,076         26,729         27,167
                                                       -----------     -----------     -----------    -----------    -----------
Net income                                             $    85,120     $    70,204     $    38,116    $    40,024    $    40,751
                                                       ===========     ===========     ===========    ===========    ===========
Basic earnings per share (1)                           $      1.48     $      1.28     $      0.71    $      0.76    $      0.81
Diluted earnings per share (1)                         $      1.41     $      1.23     $      0.68    $      0.73    $      0.77
                                                       ===========     ===========     ===========    ===========    ===========

BALANCE SHEET DATA:
JUNE 30,
Working capital                                        $   194,103     $   (15,402)    $    22,084    $    97,822    $    87,641
Total assets                                             1,003,201         601,051         459,661        334,101        265,085
Short-term borrowings                                           --         115,000          52,000             --             --
Long-term debt, including current maturities               300,578              --              --          1,702          1,668
Stockholders' equity                                       527,950         361,537         288,506        238,290        191,919
                                                       ===========     ===========     ===========    ===========    ===========


(1) Restated for September 2000 two-for-one stock split

                                          THE BISYS GROUP, INC. and Subsidiaries


Management's Discussion and Analysis of Results of
Operations and Financial Condition


The BISYS Group, Inc. and subsidiaries (the "Company") provides outsourcing solutions to and through financial organizations. The following table presents the percentage of revenues represented by each item in the Company's consolidated statement of operations for the periods indicated:

FOR YEARS ENDED JUNE 30,                                                   2001           2000           1999
Revenues                                                                  100.0%         100.0%         100.0%
                                                                          -----          -----          -----
Operating costs and expenses:
     Service and operating                                                 56.8           57.1           56.4
     Selling, general and administrative                                   18.8           20.7           22.0
     Amortization of goodwill                                               1.6            1.3            1.1
     Amortization of intangibles                                            1.3            0.7            0.5
     Business divestitures, merger expenses and other charges, net          0.6           (0.1)           0.1
     Acquired in-process research and development                            --             --            4.0
                                                                          -----          -----          -----
Operating earnings                                                         20.9           20.3           15.9
Interest income (expense), net                                             (0.9)            --            0.3
                                                                          -----          -----          -----
Income before income tax provision                                         20.0           20.3           16.2
Income tax provision                                                        7.9            8.0            8.1
                                                                          -----          -----          -----
Net income                                                                 12.1%          12.3%           8.1%
                                                                          =====          =====          =====

Revenues increased $130.4 million in fiscal 2001 and $98.7 million in fiscal 2000, representing increases of 22.8% and 20.9%, respectively. Growth in fiscal 2001 and 2000 was derived from sales to new clients, existing client growth, cross-sales to existing clients and revenues from acquired businesses, partially offset by lost business and divestitures. Revenue growth from acquired businesses, net of divestitures, approximated $38.4 million in fiscal 2001 and $20.0 million in fiscal 2000.

Service and operating expenses increased $72.1 million in fiscal 2001 and $59.5 million in fiscal 2000, representing increases of 22.1% and 22.3%, respectively. Service and operating expenses decreased as a percentage of revenues in fiscal 2001 by 0.3% to 56.8%, and increased by 0.7% to 57.1% in fiscal 2000. The dollar increases resulted from additional costs associated with greater revenues.

Selling, general and administrative expenses increased $13.8 million, or 11.7%, and decreased as a percentage of revenues by 1.9% to 18.8% in fiscal 2001 and increased $14.4 million, or 13.9%, and decreased as a percentage of revenues by 1.3% to 20.7% in fiscal 2000. The dollar increase in fiscal 2001 and 2000 resulted from additional costs associated with greater revenues. The decrease as a percentage of revenues resulted from further utilization of existing general and administrative support resources.

Amortization of goodwill was $11.5 million in fiscal 2001, compared to $7.5 million in fiscal 2000 and $5.4 million in fiscal 1999. The increases in fiscal 2001 and fiscal 2000 were due to the higher level of goodwill associated with recently acquired businesses. The Company will adopt the provisions of FAS 142 as of July 1, 2001 (see Note 1, New Accounting Standards). The Company anticipates that the effect of adopting FAS 142 will reduce amortization expense associated with goodwill on the balance sheet as of June 30, 2001 by approximately $16 million in fiscal year 2002.

Amortization of intangible assets was $9.0 million in fiscal 2001, compared to $3.9 million in fiscal 2000 and $2.4 million in fiscal 1999. The increases in fiscal 2001 and fiscal 2000 were due to the higher level of intangible assets associated with recently acquired businesses.

As a result of the acquisitions of Pictorial and Ascensus in the fiscal first quarter of 2001, the Company recorded a pretax restructuring charge of $4.2 million. The charge relates to restructuring activities in the existing businesses within the Insurance and Education Services segment and includes a provision of $2.1 million for severance-related costs for approximately 150 employees, $1.0 million for facility closure and related costs, and $1.1 million for impairments relating to the abandonment of certain software and product development efforts. As of June 30, 2001, all restructuring activities have been completed and amounts expended.

During the fourth quarter of fiscal 2000, the Company recorded a pretax gain of $0.5 million for business divestitures, merger expenses and other charges, net. Included in this amount is (1) a $4.3 million pretax gain for the divestiture of two of its divisions, Research Services and Networking Services, and from the sale of the retail third party marketing component of its Brokerage Services division and (2) a one-time charge of $3.8 million for losses in connection with an overseas client of the Fund Services division whose fund accounting contract was terminated.

In fiscal 1999, the Company wrote off $19.0 million of acquired in-process research and development associated with the acquisition of Greenway and incurred $0.4 million of merger-related expenses.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Operating earnings increased by $30.6 million to $146.6 million in fiscal 2001 and increased as a percentage of revenues from 20.3% to 20.9%. The increase was primarily due to revenue gains, and the synergies realized from consolidation of acquired businesses. Operating earnings increased by $41.0 million to $116.0 million in fiscal 2000, and increased as a percentage of revenues from 15.9% to 20.3%. The dollar increases were primarily due to revenue gains, and reduction in acquired in-process research and development.

Operating results, before amortization of goodwill and intangibles, business divestitures, merger expenses and other charges, and acquired in-process research and development, resulted in margins of 24.4%, 22.2%, and 21.6% for fiscal 2001, 2000, and 1999, respectively. The margin increases in each of the last two fiscal years are attributable to strong internal growth combined with efficient integration of acquired businesses.

Interest income decreased $6.0 million to an expense of $5.9 million in fiscal 2001 and decreased $1.2 million in fiscal 2000. In fiscal 2001, the decrease was primarily due to the interest cost associated with additional borrowings for acquisitions, including the convertible debt offering in March 2001. In fiscal 2000, the decrease was due to lower levels of invested cash and higher interest expense associated with short-term borrowings for acquisitions.

The provision for income taxes increased to $55.6 million in fiscal 2001 from $45.8 million in fiscal 2000 and increased from $38.1 million in fiscal 1999. The provision for fiscal 2001 and 2000 reflects an effective tax rate of 39.5% due to recently completed tax planning initiatives. Exclusive of the nonrecurring, nondeductible charge in fiscal 1999 of $19.0 million related to acquired in-process research and development, the fiscal 1999 provision for income taxes reflects an effective tax rate of 40%. It is anticipated that the Company's effective tax rate in fiscal 2002 will decrease to 38.75%, primarily as a result of the adoption of FAS 142.


      SEGMENT INFORMATION

      The following table sets forth operating revenue and operating income by business segment and for corporate operations for the years ended June 30, 2001, 2000, and 1999. Business divestitures, merger expenses and other charges and acquired in-process research and development are excluded from the operating results of the segment for a better understanding of the underlying performance of each segment.

                                                            (in thousands)
                                         2001                    2000            1999
                                         ----                    ----            ----
Operating revenue:
   Investment Services                $ 359,300               $ 303,106       $ 237,909
   Insurance and
      Education Services                164,737                  89,841          56,471
   Information Services                 177,720                 178,454         178,296
                                      ---------               ---------       ---------
Total operating revenue               $ 701,757               $ 571,401       $ 472,676
                                      =========               =========       =========

Operating income (loss):
   Investment Services                $  59,421               $  53,212       $  42,499
   Insurance and
      Education Services                 62,289                  31,436          19,353
   Information Services                  45,844                  44,816          44,389
   Corporate                            (16,713)                (13,994)        (11,849)
                                      ---------               ---------       ---------
Total operating income                $ 150,841               $ 115,470       $  94,392
                                      =========               =========       =========

Revenue in the Investment Services business segment increased $56.2 million in fiscal 2001 and $65.2 million in fiscal 2000, representing increases of 18.5% and 27.4%, respectively. The revenue increase in fiscal 2001 was due to strong internal growth, including the acquisition of several new clients in the 401(k) plan recordkeeping business, and the recent acquisitions of Boston Institutional Group and Universal Pensions, Inc. The revenue increase in fiscal 2000 was due to strong internal growth, including the acquisition of several new clients. Operating income in the Investment Services business segment increased $6.2 million in fiscal 2001 and increased $10.7 million in fiscal 2000, resulting in margins of 16.5%, 17.6%, and 17.9% in fiscal 2001, 2000, and 1999, respectively. Margins declined in fiscal 2001 primarily as a result of continued investments in the international mutual fund businesses.

Revenue in the Insurance and Education Services business segment increased $74.9 million in fiscal 2001 and $33.4 million in fiscal 2000, representing increases of 83.4% and 59.1%, respectively. Revenue growth in fiscal 2001 and fiscal 2000 was attributable to strong internal growth and several acquisitions. Operating income in the Insurance and Education Services business segment increased $30.9 million in fiscal 2001 and $12.1 million in fiscal 2000, resulting in margins of 37.8%, 35.0%, and 34.3% in fiscal 2001, 2000, and 1999, respectively. Margins increased in fiscal 2001 and 2000 due to strong internal growth combined with efficient integration of acquired businesses.

                                          THE BISYS GROUP, INC. and Subsidiaries


Revenue in the Information Services business segment decreased $0.7 million in fiscal 2001 and increased $0.2 million in fiscal 2000, representing a decrease of 0.4% and an increase of 0.1%, respectively. The decrease in fiscal year 2001 revenue and the below normal revenue increase in fiscal 2000 were primarily due to the sale of Research Services and Networking Services in the fiscal 2000 fourth quarter, the June 1999 sale of the Marketing Solutions business and weakness in Document Solutions software sales. Operating income in the Information Services business segment increased $1.0 million in fiscal 2001 and $0.4 million in fiscal 2000, resulting in operating margins of 25.8%, 25.1%, and 24.9% for fiscal 2001, 2000, and 1999, respectively.

Corporate operations represent charges for the Company's executive, human resources, legal, accounting and finance functions, and various other unallocated overhead charges. Increased expenses of $2.7 million and $2.1 million in fiscal 2001 and 2000, respectively, were in line with the Company's overall growth.


      LIQUIDITY AND CAPITAL RESOURCES

      At June 30, 2001, the Company had cash and cash equivalents of $159.4 million and working capital of approximately $194.1 million. At June 30, 2000, other assets included a $115 million deposit toward the purchase of Pictorial, Inc. that closed on July 1, 2000 (see Note 2).

At June 30, 2001, the Company had no outstanding borrowings against its revolving credit facility. The credit facility bears interest at LIBOR plus a margin not to exceed 1.325%. At June 30, 2001, the Company had $0.8 million outstanding in the form of letters of credit and $300 million of outstanding 4% convertible subordinated notes due March 2006.

For the year ended June 30, 2001, operating activities provided cash of $113.8 million, primarily as a result of net income of $85.1 million plus several non-cash items including depreciation and amortization of $42.8 million, deferred income taxes of $11.3 million, and restructuring charges of $4.2 million, offset by changes in net operating assets and liabilities, net of effects from acquisitions, of $29.6 million. These changes are primarily a result of increases in accounts receivable due to revenue growth. Investing activities used cash of $231.5 million, primarily for the acquisition of businesses of $192.9 million, and capital expenditures of $28.5 million. Financing activities provided cash of $206.9 million primarily from net proceeds from the convertible debt offering of $292.0 million and $26.5 million of proceeds from the exercise of stock options, and $3.1 million from the issuance of common stock in connection with the Company's annual employee stock purchase plan, offset by a net repayment of $115.0 million on short-term borrowings.

For the years ended June 30, 2000 and 1999, operating activities provided cash of $90.0 million and $52.3 million, respectively. Investing activities used cash of $130.8 million and $91.1 million in fiscal 2000 and 1999, respectively. Financing activities provided cash of $61.4 million in fiscal 2000 and used cash of $5.0 million in fiscal 1999.

The Company's strategy includes the acquisition of complementary businesses financed by a combination of internally generated funds, borrowings from the revolving credit facility, long-term debt and common stock. The Company's policy is to retain earnings to support future business opportunities, rather than to pay dividends. In January 1999, the Company's Board of Directors authorized a stock buy-back program of up to $100 million of its outstanding common stock. Purchases will occur from time to time in the open market to offset the possible dilutive effect of shares to be issued under employee benefit plans, for possible use in future acquisitions, and for general and other corporate purposes.

In fiscal 2000, the Company purchased 388,500 shares of its common stock for approximately $19.7 million to effect the acquisition of Credit Lyonnais International Fund Services (CLIFS) and for issuance of stock in connection with the exercise of stock options. Since January 1999, the Company has purchased 746,500 shares of its common stock under the stock buy-back program for approximately $39.1 million, leaving $60.9 million available for future purchases.

On September 21, 2000, the Board of Directors of the Company approved a two-for-one stock split effected in the form of a dividend, payable to shareholders of record on October 6, 2000.


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

Management's Discussion and Analysis of Results of Operations and Financial Condition

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


      LEGISLATION

      The adoption of the Financial Services Modernization Act of 1999 lifts many restrictions limiting banks from underwriting and distributing securities. The Company expects that some of its bank customers with proprietary mutual funds may, over time, internalize certain distribution functions currently provided by the Company. At the same time, the Company believes this change may result in additional demand for its outsourcing services as financial institutions provide new services to their customers. The near-term and long-term impact of this legislative change on the Company's business and results of operations are uncertain. Although there can be no assurance, at this time, the Company does not expect a material adverse impact on its business or results of operations.


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

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY


The management of the Company assumes responsibility for the integrity and objectivity of the information in the fiscal 2001 Annual Report. The information was prepared in conformity with generally accepted accounting principles and reflects the best judgment of management.

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



/s/ Lynn J. Mangum

LYNN J. MANGUM
Chairman and Chief Executive Officer



REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF THE BISYS GROUP, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of The BISYS Group, Inc. and its subsidiaries at June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers  LLP

PRICEWATERHOUSECOOPERS  LLP

July 30, 2001

Consolidated Statement of Operations
(in thousands, except per share data)


FOR YEARS ENDED JUNE 30,                                                     2001            2000            1999
Revenues                                                                $ 701,757       $ 571,401       $ 472,676
                                                                        ---------       ---------       ---------
Operating costs and expenses:
     Service and operating                                                398,411         326,315         266,800
     Selling, general and administrative                                  132,001         118,172         103,728
     Amortization of goodwill                                              11,486           7,540           5,398
     Amortization of intangibles                                            9,018           3,904           2,358
     Business divestitures, merger expenses and other charges, net          4,245            (520)            400
     Acquired in-process research and development                              --              --          19,000
                                                                        ---------       ---------       ---------
Operating earnings                                                        146,596         115,990          74,992
Interest income (expense), net                                             (5,902)             49           1,200
                                                                        ---------       ---------       ---------
Income before income tax provision                                        140,694         116,039          76,192
Income tax provision                                                       55,574          45,835          38,076
                                                                        ---------       ---------       ---------
Net income                                                              $  85,120       $  70,204       $  38,116
                                                                        =========       =========       =========
Basic earnings per share                                                $    1.48       $    1.28       $    0.71
Diluted earnings per share                                              $    1.41       $    1.23       $    0.68
                                                                        =========       =========       =========

The accompanying notes are an integral part of the consolidated financial statements.

                                          THE BISYS GROUP, INC. and Subsidiaries

Consolidated Balance Sheet
(in thousands, except share data)

JUNE 30,                                                                               2001              2000
ASSETS
Current assets:
     Cash and cash equivalents                                                     $   159,399       $    70,177
     Accounts receivable, net                                                          148,068           108,579
     Deferred tax asset                                                                 13,530             8,808
     Other current assets                                                               26,794            16,734
                                                                                   -----------       -----------
Total current assets                                                                   347,791           204,298
Property and equipment, net                                                             76,831            61,211
Goodwill, net                                                                          404,223           147,258
Intangible assets, net                                                                 123,002            41,091
Other assets                                                                            51,354           147,193
                                                                                   -----------       -----------
Total assets                                                                       $ 1,003,201       $   601,051
                                                                                   ===========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Current maturities of long-term debt                                          $       145       $        --
     Short-term borrowings                                                                  --           115,000
     Accounts payable                                                                   13,354            15,110
     Accrued liabilities                                                               140,189            89,590
                                                                                   -----------       -----------
Total current liabilities                                                              153,688           219,700
Long-term debt                                                                         300,433                --
Deferred tax liability                                                                  12,205            13,452
Other liabilities                                                                        8,925             6,362
                                                                                   -----------       -----------
Total liabilities                                                                      475,251           239,514
                                                                                   -----------       -----------

Commitments and contingencies (Note 6)

STOCKHOLDERS' EQUITY
Common stock, $0.02 par value, 160,000,000 and 80,000,000 shares authorized,
     58,422,269 and 27,807,047 shares issued and outstanding at June 30, 2001
     and 2000, respectively                                                              1,168               556
Additional paid-in capital                                                             318,958           220,558
Retained earnings                                                                      219,406           151,874
Less notes receivable from stockholders                                                (10,776)          (11,347)
Accumulated other comprehensive income (loss)                                             (806)             (104)
                                                                                   -----------       -----------
Total stockholders' equity                                                             527,950           361,537
                                                                                   -----------       -----------
Total liabilities and stockholders' equity                                         $ 1,003,201       $   601,051
                                                                                   ===========       ===========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows
(in thousands)

FOR YEARS ENDED JUNE 30,                                                       2001            2000            1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                  $  85,120       $  70,204       $  38,116
 Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                             42,803          30,695          23,558
     Restructuring charge                                                       4,245              --              --
     Write-off of acquired in-process research and development                     --              --          19,000
     Net gain from divestitures                                                    --          (4,320)             --
     Deferred income tax provision                                             11,284           2,695           3,673
Change in assets and liabilities, net of effects from acquisitions:
     Accounts receivable, net                                                 (24,906)         (6,487)        (26,457)
     Other current assets                                                      (5,738)         (2,894)         (2,799)
     Other assets                                                                (963)           (583)         (6,800)
     Accounts payable                                                          (3,676)         (5,318)          5,140
     Accrued liabilities and other                                              5,635           6,026          (1,131)
                                                                            ---------       ---------       ---------
Net cash provided by operating activities                                     113,804          90,018          52,300
                                                                            ---------       ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired                              (192,886)       (117,812)        (59,273)
Proceeds from dispositions, net of expenses paid                               (1,560)         17,578           3,925
Capital expenditures, net                                                     (28,509)        (27,963)        (27,740)
Change in other investments                                                    (4,259)          2,834          (6,871)
Purchase of intangible assets                                                  (4,255)         (5,465)         (1,183)
                                                                            ---------       ---------       ---------
Net cash used by investing activities                                        (231,469)       (130,828)        (91,142)
                                                                            ---------       ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term borrowings, net                                                   (115,000)         63,000          52,000
Proceeds from convertible debt offering, net of expenses paid                 292,050              --              --
Repayment of debt                                                                  --              --          (1,093)
Exercise of stock options, net of taxes paid                                   26,480          15,838          12,843
Issuance of common stock                                                        3,065           2,235           1,691
Repurchases of common stock                                                        --         (19,675)        (70,413)
Other                                                                             292              --              --
                                                                            ---------       ---------       ---------
Net cash provided (used) by financing activities                              206,887          61,398          (4,972)
                                                                            ---------       ---------       ---------
Net increase (decrease) in cash and cash equivalents                           89,222          20,588         (43,814)
Cash and cash equivalents at beginning of year                                 70,177          49,589          93,403
                                                                            ---------       ---------       ---------
Cash and cash equivalents at end of year                                    $ 159,399       $  70,177       $  49,589
                                                                            =========       =========       =========

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for:
Interest                                                                    $   7,209       $   2,137       $   1,158
Income taxes                                                                $  16,758       $  38,843       $  27,172
                                                                            =========       =========       =========

The accompanying notes are an integral part of the consolidated financial statements.

                                          THE BISYS GROUP, INC. and Subsidiaries


Consolidated Statement of Stockholders' Equity
(in thousands)

                                                                                            NOTES    ACCUMULATED
                                                             ADDITIONAL                RECEIVABLE          OTHER
FOR YEARS ENDED JUNE 30, 1999,                COMMON STOCK      PAID-IN    RETAINED          FROM  COMPREHENSIVE   TREASURY STOCK
                                              ------------                                                         --------------
2000 AND 2001                                SHARES  AMOUNT     CAPITAL    EARNINGS  STOCKHOLDERS  INCOME (LOSS)  SHARES     AMOUNT
BALANCE, JUNE 30, 1998                       26,670  $  533   $ 173,683   $ 66,229     $      --     $      --        58   $ (2,155)
                                             ======  ======   =========   ========     =========     =========    ======   ========
Exercise of stock options                       361       8       7,255     (7,135)           --            --      (297)    12,787
Tax benefit of stock options exercised           --      --       5,458         --            --            --        --         --
Issuance of common stock                         60       1       1,690         --            --            --        --         --
Common stock issued in acquisitions              --      --       5,414     (2,660)           --            --    (1,314)    59,695
Repurchases of common stock                      --      --          --         --            --            --     1,555    (70,413)
Net income                                       --      --          --     38,116            --            --        --         --
                                             ------  ------   ---------   --------     ---------     ---------    ------   --------
BALANCE, JUNE 30, 1999                       27,091     542     193,500     94,550            --            --         2        (86)
                                             ======  ======   =========   ========     =========     =========    ======   ========

Exercise of stock options                       665      13      16,252    (12,890)      (11,347)           --      (375)    18,864
Tax benefit of stock options exercised           --      --       8,572         --            --            --        --         --
Issuance of common stock                         51       1       2,234         --            --            --        --         --
Common stock issued in acquisitions              --      --          --         10            --            --       (15)       897
Repurchases of common stock                      --      --          --         --            --            --       388    (19,675)
Foreign currency translation adjustment          --      --          --         --            --          (104)       --         --
Net income                                       --      --          --     70,204            --            --        --         --
                                             ------  ------   ---------   --------     ---------     ---------    ------   --------
BALANCE, JUNE 30, 2000                       27,807     556     220,558    151,874       (11,347)         (104)       --         --
                                             ======  ======   =========   ========     =========     =========    ======   ========

Exercise of stock options                     1,748      35      39,304    (17,588)          571            --        --         --
Tax benefit of stock options exercised           --      --      20,460         --            --            --        --         --
Issuance of common stock                        111       2       3,063         --            --            --        --         --
Common stock and options issued
     in acquisitions                            472      10      36,138         --            --            --        --         --
Foreign currency translation adjustment          --      --          --         --            --          (702)       --         --
Two-for-one stock split                      28,284     565        (565)        --            --            --        --         --
Net income                                       --      --          --     85,120            --            --        --         --
                                             ------  ------   ---------   --------     ---------     ---------    ------   --------
BALANCE JUNE 30, 2001                        58,422  $1,168   $ 318,958   $219,406     $ (10,776)    $    (806)       --   $     --
                                             ======  ======   =========   ========     =========     =========    ======   ========

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION AND SUMMARY
OF SIGNIFICANT ACCOUNTING POLICIES


      THE COMPANY

      The BISYS Group, Inc. and subsidiaries ("BISYS" or the "Company") is a leading national provider of outsourcing solutions to and through financial organizations.


      BASIS OF PRESENTATION

      The consolidated financial statements include the accounts of The BISYS Group, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts reported in fiscal 1999 and 2000 have been reclassified to conform to the fiscal 2001 presentation.


      CASH AND CASH EQUIVALENTS

      Cash and cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less, including $22.5 million and $16.3 million of overnight repurchase agreements at June 30, 2001 and 2000, respectively. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.


      SHORT-TERM INVESTMENTS

      Management determines the appropriate classification of investments in debt and equity securities at the time of purchase. Marketable debt and equity securities available for sale are carried at market based upon quoted market prices. Unrealized gains or losses on available for sale securities are accumulated as an adjustment to stockholders' equity, net of related deferred income taxes. Realized gains or losses are computed based on specific identification of the securities sold. Realized and gross unrealized gains and losses on short-term investments were not significant for the years ended June 30, 2001, 2000 and 1999.


      PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the assets as follows:

                                                               ESTIMATED
                                                              USEFUL LIVES
                                                                (YEARS)
Buildings and leasehold improvements                            4  - 25
Data processing equipment and systems                           3  - 10
Furniture and fixtures                                          3  - 12
Software development costs                                      2  -  5

Depreciation expense for the years ended June 30, 2001, 2000 and 1999 was $22,299,000, $19,198,000 and $15,804,000, respectively.

Expenditures for major renewals and improvements are capitalized, while minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to expense as incurred. Disposals are removed at cost less accumulated depreciation with the resulting gain or loss being reflected in operations.


      GOODWILL AND INTANGIBLE ASSETS

      Goodwill and intangible assets are amortized on a straight line basis over the estimated useful lives as follows:

                                             ESTIMATED
                                            USEFUL LIVES
                                              (YEARS)
Goodwill                                      10 - 40
Intangible Assets:
     Customer related                          5 - 30
     Noncompete agreements                     4 - 10
     Other                                     5 - 23

The Company evaluates, for impairment, the carrying value of goodwill and intangible assets by comparing the carrying value to the anticipated future undiscounted cash flows from the businesses whose acquisition gave rise to the asset. If goodwill or an intangible asset is impaired, the asset is written down to fair value. Intangible assets resulting from acquired customer relationships are evaluated in light of actual customer attrition rates to ensure that the carrying value of these intangible assets is recoverable.


      IMPAIRMENT OF LONG-LIVED ASSETS

      The Company periodically assesses the likelihood of recovering the cost of long-lived assets based on its expectations of future profitability and undiscounted cash flows of the related business operations. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property, equipment and purchased intangibles.


      SOFTWARE COSTS

      The Company capitalizes certain costs incurred to develop new software or enhance existing software which is marketed externally or utilized by the Company to process customer transactions. The Company charges to operations routine maintenance of software, design costs and development costs incurred prior to the establishment of a product's technological feasibility. Costs incurred subsequent to the establishment of a product's technological feasibility are capitalized and amortized over the expected useful life of the related product.


      REVENUE RECOGNITION

      The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts. The Company's principal sources of service

                                          THE BISYS GROUP, INC. and Subsidiaries


revenues include information processing and software services, administration and distribution of mutual funds, brokerage and consulting services, administration and recordkeeping of retirement plans, and training. Revenues from these services are recognized in the periods in which the services are performed. Cash received by the Company in advance of the performance of services is deferred and recognized as revenue when earned.

Commission revenue from insurance distribution operations is recognized when substantially all placement services have been provided, protection is afforded under the insurance policy, and the premium is known or can be reasonably estimated and is billable.

Revenue from software sales is recognized in accordance with the AICPA's Statement of Position (SOP) 97-2, "Software Revenue Recognition." Under the SOP, revenue is recognized at the time of sale, or licensing if the Company has no continuing obligation. When the Company has a continuing obligation, revenue is generally recognized over the period of continuing obligation. Maintenance fee revenue is recognized ratably over the term of the related support period, generally twelve months.

The Company adopted the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101) in the fourth quarter of fiscal 2001. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The adoption of SAB 101 had no material impact on the Company's financial statements.


      ACCOUNTS RECEIVABLE

      A majority of the Company's receivables are from banks, investment firms and insurance companies which approximated $45.6 million, $24.5 million, and $52.6 million, respectively, at June 30, 2001. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. Bad debt expense for the years ended June 30, 2001, 2000 and 1999 approximated $4,838,000, $1,705,000 and $2,331,000, respectively.
At June 30, 2001 and 2000, the Company's allowance for doubtful accounts was approximately $6,660,000 and $2,468,000, respectively.


      PER SHARE DATA

      Basic earnings per share is computed using the weighted average number of common shares outstanding during each year presented. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during each year presented. Common equivalent shares consist of stock options and are computed using the treasury stock method. The effect of the assumed conversion of the convertible notes into common stock would be anti-dilutive and therefore is excluded from the computation of diluted earnings per share.

Amounts utilized in per share computations are as follows (in thousands):

YEAR ENDED JUNE 30                2001        2000        1999
Weighted average common
   shares outstanding           57,347      54,916      53,392
Assumed conversion of
   common shares issuable
   under stock option plan       2,978       2,070       2,480
                                ------      ------      ------
Weighted average common
   and common equivalent
   shares outstanding           60,325      56,986      55,872
                                ======      ======      ======

On September 21, 2000, the Board of Directors of the Company approved a two-for-one stock split effected in the form of a dividend, payable to shareholders of record on October 6, 2000. Accordingly, all historical weighted average shares and per share amounts have been restated to reflect the stock split.

Options to purchase 854,462 shares of common stock at various prices ranging from $46.58 to $56.97 were outstanding at June 30, 2001, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of common shares.


      FOREIGN CURRENCY TRANSLATION

      The U.S. dollar is the functional currency for all company businesses except operations in the United Kingdom, Guernsey, Ireland and Luxembourg. Foreign currency denominated assets and liabilities for these units are translated into U.S. dollars based on exchange rates prevailing at the end of each year, and revenues, expenses and cash flows are translated at average exchange rates during the year. Translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders' equity.


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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the allowance for doubtful accounts, goodwill and intangible assets, business divestitures, merger expenses and other charges, acquired in-process research and development, income taxes and contingencies. It is reasonably possible that actual results could differ from these estimates in the near term.


      DISCLOSURE REGARDING FINANCIAL INSTRUMENTS

      For all financial instruments, including cash and cash equivalents, receivables, accounts payable, short-term borrowings and long-term debt, the carrying value is considered to approximate fair value.


      NEW ACCOUNTING STANDARDS

      In June 2001, the Financial Accounting Standards Board issued FAS 141, "Business Combinations" and FAS 142, "Goodwill and Other Intangible Assets." FAS 141 addresses the financial accounting and reporting for business combinations. This new standard requires that all business combinations be accounted for by the purchase method and intangible assets be recognized as assets apart from goodwill. The provisions of FAS 141 are effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later.

FAS 142 addresses financial accounting for goodwill and other intangible assets subsequent to their acquisition. FAS 142 requires that a recognized intangible asset be amortized over its useful life unless that life is determined to be indefinite. FAS 142 also requires that good will not be amortized but tested for impairment on an annual basis and between annual tests in certain circumstances. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001. Earlier application is permitted for entities with fiscal years beginning after March 15, 2001.

The Company will adopt both FAS 141 and 142 as of July 1, 2001, the beginning of its new fiscal year. The Company anticipates that the effect of adopting FAS 142 will increase net income by approximately $10 million in fiscal year 2002, due to reduced annual amortization expense and related tax effects associated with existing goodwill and intangibles that are reflected on the accompanying balance sheet at June 30, 2001.


2. BUSINESS COMBINATIONS

On June 1, 2001, the Company completed its acquisition of Universal Pensions, Inc. (UPI) in a cash for stock transaction valued at approximately $81.5 million. UPI, headquartered in Minnesota, is a leading provider of retirement plan services.

On July 31, 2000, the Company completed its acquisition of Ascensus Insurance Services, Inc. (Ascensus) by the exchange of cash consideration and stock options totaling approximately $43 million for all the outstanding shares and stock options of Ascensus. Ascensus, headquartered in Salt Lake City, is a leading distributor of life insurance products.

On July 1, 2000, the Company completed its acquisition of Pictorial, Inc. (Pictorial) in a cash for stock transaction valued at approximately $129 million. Pictorial, headquartered in Indianapolis, is a provider of pre-licensing and continuing education training materials and licensing solutions for insurance carriers, agencies and agents. The Company provided a cash deposit of $115 million to the seller on June 30, 2000 toward the purchase of Pictorial in accordance with the terms of the merger agreement.

The above transactions have been accounted for by the purchase method of accounting, and, accordingly, the operations of the acquired companies are included in the consolidated financial statements since the dates of acquisition.

                                          THE BISYS GROUP, INC. and Subsidiaries


The excess purchase price over fair value of the net tangible assets acquired for the above transactions approximated $252.1 million and was allocated to goodwill and other intangible assets based upon estimates of fair values and is being amortized on a straight line basis.

The following unaudited pro forma consolidated results of operations has been prepared as if the acquisitions of Pictorial, Ascensus, and UPI had occurred at the beginning of fiscal 2001 and 2000 (in thousands):

                                        Year ended
                                          June 30,
                                      2001        2000
Revenues                            $733,154    $644,787
Net income                          $ 81,718    $ 60,215
Diluted earnings per share          $   1.35    $   1.05
                                    ========    ========

In addition to the above transactions, the Company also completed the following purchase acquisitions of businesses and assets in fiscal 2001, 2000, and 1999. The acquisitions set forth below have been accounted for as purchases, and, accordingly, the operations of the acquired companies are included in the consolidated financial statements since the dates of acquisition. Pro forma information has not been presented due to lack of materiality.


Business                                             Date Acquired   Nature of Business              Consideration
--------                                             -------------   ------------------              -------------
Fiscal 2001
The TONER Organization (TONER)                       June 2001       Life insurance distribution     Cash for stock
The Insurance Exchange of America, Inc. (IXA)        May 2001        Life insurance distribution     Cash for stock
Boston Institutional Group, Inc. (BIG)               April 2001      Fund administration             Cash and stock for stock
The Advanced Markets, LLC (TAM)                      February 2001   Life insurance distribution     Cash and stock for stock
---------------------------------------------        -------------   ---------------------------     ------------------------

Fiscal 2000
Credit Lyonnais International Fund Services (CLIFS)  May 2000        Fund administration             Cash and stock for assets
---------------------------------------------        -------------   ---------------------------     ------------------------

Fiscal 1999
Retained Asset Account Services (RAA)                June 1999       Financial processing services   Cash for assets
Dover International (Dover)                          May 1999        Education and support services  Cash and stock for stock
Poage Insurance Services (Poage)                     April 1999      Life insurance distribution     Cash for stock
EXAMCO, Inc. (EXAMCO)                                April 1999      Education services              Cash and stock for stock
Greenway Corporation (Greenway)                      September 1998  Document imaging                Stock for stock
Potomac Insurance Marketing Group, Inc. (Potomac)    August 1998     Life insurance distribution     Cash for stock
CoreLink Resources, Inc. (CoreLink)                  July 1998       Brokerage services              Cash for stock
=============================================        =============   ===========================     ========================

The cash and stock portions of the purchase price for fiscal 2001 acquisitions, including fees and expenses, were as follows (in thousands):

                                            Pictorial       Ascensus          UPI         All Others          Total
                                            ---------       --------          ---         ----------          -----
Estimated fair value of assets acquired      $141,700        $50,769       $ 103,846        $118,524       $414,839
Liabilities assumed                           (11,648)       (11,500)        (18,304)        (29,353)       (70,805)
Common stock options issued                        --         (4,684)             --         (31,464)       (36,148)
                                             --------        -------       ---------        --------       --------
Net cash paid                                $130,052        $34,585       $  85,542        $ 57,707       $307,886
                                             ========        =======       =========        ========       ========

Notes to Consolidated Financial Statements


3. DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS
(IN THOUSANDS):

                                           2001                    2000
Other current assets:
   Prepaids                             $  19,383               $  12,006
   Other                                    7,411                   4,728
                                        ---------               ---------
                                        $  26,794               $  16,734
                                        =========               =========

Property and equipment, net:
   Land                                 $     186               $      --
    Buildings and leasehold
       improvements                        12,716                   8,257
   Data processing equipment
       and systems                         56,617                  41,953
   Furniture and fixtures                  27,321                  20,088
   Software development costs              59,535                  45,063
                                        ---------               ---------
                                          156,375                 115,361

   Less accumulated depreciation
      and amortization                    (79,544)                (54,150)
                                        ---------               ---------
                                        $  76,831               $  61,211
                                        =========               =========

Goodwill, net:
   Goodwill                             $ 440,883               $ 172,477
   Less accumulated amortization          (36,660)                (25,219)
                                        ---------               ---------
                                        $ 404,223               $ 147,258
                                        =========               =========

Intangible assets, net:
   Customer related                     $  84,965               $  35,418
   Noncompete agreements                   34,720                   7,020
   Other                                   22,070                   8,400
                                        ---------               ---------
                                          141,755                  50,838
   Less accumulated amortization          (18,753)                 (9,747)
                                        ---------               ---------
                                        $ 123,002               $  41,091
                                        =========               =========

Other assets:
   Deposit on business acquisition      $      --               $ 115,000
   Other                                   51,354                  32,193
                                        ---------               ---------
                                        $  51,354               $ 147,193
                                        =========               =========

Accrued liabilities:
   Compensation                         $  32,794               $  19,511
   Deferred income                         29,240                   9,510
   Income taxes                             6,806                       2
   Marketing                               19,498                  22,752
   Other                                   51,851                  37,815
                                        ---------               ---------
                                        $ 140,189               $  89,590
                                        =========               =========

4. BORROWINGS

The Company has a $300 million senior unsecured revolving credit facility (including a $20 million letter of credit subfacility) with its banks to support working capital requirements and fund the Company's future acquisitions. The facility expires June 30, 2004.

In September 2000, the Company amended its senior unsecured revolving credit facility to increase the facility from $200 million to $300 million. All other significant terms under the credit facility remain substantially unchanged. At June 30, 2001, the Company had no outstanding borrowings under the facility.

Outstanding borrowings under the credit facility bear interest at prime or, at the company's option, LIBOR plus a margin not to exceed 1.325% based upon the ratio of the Company's consolidated indebtedness to consolidated earnings before interest, taxes, depreciation and amortization (the "Pricing Formula"). The credit agreement requires the Company to pay an agent fee of $25,000 per year and an annual facility fee not to exceed 0.30%, or $600,000. The facility is guaranteed by certain significant subsidiaries of The BISYS Group, Inc.

The credit agreement requires, among other things, the Company to maintain certain financial covenants and limits the Company's ability to incur additional indebtedness and to pay dividends. As of June 30, 2001, no amounts were permitted for the payment of cash dividends.

The Company can borrow under the facility through June 2004 up to $300 million, reduced by any outstanding letters of credit ($759,000 at June 30, 2001). Interest is payable quarterly for prime rate borrowings or at maturity for LIBOR borrowings, which range from 30 to 180 days.

Long-term debt consists of the following at June 30, 2001 (in thousands):

Convertible subordinated notes                $300,000
Subordinated note payable                          578
Less current maturities                           (145)
                                              --------
                                              $300,433
                                              ========

In March 2001, the Company issued $300 million of convertible subordinated notes (the "Notes") due March 2006. The Notes bear interest at 4% and require semiannual interest payments. The Notes are convertible at any time at the option of the holder into shares of the Company's common stock at a conversion price of $66.79 per share, subject to adjustment under certain conditions. At the Company's option, subject to the terms of its existing revolving credit facility agreement, the Notes are redeemable on or after March 2004 at a premium price of 101% declining to par in March 2005 and thereafter.

In connection with the acquisition of the Boston Institutional Group, Inc., the Company assumed a subordinated note payable to an employee. Interest on the note is calculated at the prime rate and is paid semiannually. The note calls for five equal annual principal payments begin-

                                          THE BISYS GROUP, INC. and Subsidiaries


ning on December 31, 2000 and ending on December 31, 2004. Maturities of the subordinated note payable are $144,600 in each of the fiscal years 2002, 2003, 2004 and 2005.

Interest expense on long-term debt amounted to $3.6 million in fiscal 2001.


5. INCOME TAXES

The significant components of the Company's net deferred tax asset (liability) as of June 30, 2001 and 2000 are as follows (in thousands):

                                              2001           2000
Deferred tax assets related to:
   Accrued liabilities                    $ 15,080       $  9,058
   Accounts receivable                       1,836          2,179
   Tax carryforwards                        12,192          1,246
   Other                                       146            175
                                          --------       --------
   Deferred tax assets                      29,254         12,658
   Less valuation allowance                   (603)          (608)
                                          --------       --------
   Net deferred tax assets                  28,651         12,050
                                          --------       --------
Deferred tax liabilities related to:
   Property and equipment                   (9,369)        (6,853)
   Intangible assets                       (17,957)        (9,841)
                                          --------       --------
   Deferred tax liabilities                (27,326)       (16,694)
                                          --------       --------
Net deferred tax asset (liability)        $  1,325       $ (4,644)
                                          ========       ========

At June 30, 2001 the Company had $24,849,000 of federal net operating loss carryforwards and $33,236,000 of state and foreign net operating loss carryforwards available, expiring in fiscal years after 2005.

The Company periodically evaluates the deferred tax asset and adjusts the related valuation allowance on the deferred tax asset to an amount which is more likely than not to be realized through future taxable income.

The components of the income tax provision for the years ended June 30, 2001, 2000 and 1999 are as follows (in thousands):

                                      2001           2000           1999
Deferred federal tax expense      $ 10,666       $  1,849       $  3,156

Current federal tax expense         37,551         38,208         29,044
Deferred state tax expense             815            831            517
Current state tax expense            5,575          6,320          4,926
Current foreign tax expense          1,164             15            433
Deferred foreign tax
   (benefit) expense                  (197)        (1,388)            --
                                  --------       --------       --------
                                  $ 55,574       $ 45,835       $ 38,076
                                  ========       ========       ========

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries as such earnings will continue to be reinvested in the forseeable future.

A reconciliation of the Company's income tax provision and the amount computed by applying the statutory federal income tax rate to income before income tax provision for the years ended June 30, 2001, 2000 and 1999 is as follows (in thousands):

                                       2001           2000           1999
Federal income tax
   at statutory rate               $ 49,243       $ 40,614       $ 26,667
Amortization and
   charge-off of
   non-deductible goodwill            2,660          2,327          8,620
Change in valuation allowance            (5)           396           (209)
State taxes                           4,052          4,189          2,985
Other, net                             (376)        (1,691)            13
                                   --------       --------       --------
                                   $ 55,574       $ 45,835       $ 38,076
                                   ========       ========       ========

6. COMMITMENTS AND CONTINGENCIES

The Company leases office space under noncancellable operating leases with remaining terms of up to sixteen years. The Company also leases certain office and computer equipment and software under operating leases expiring through 2006. Rental expense associated with these operating leases for the years ended June 30, 2001, 2000 and 1999 were $24,641,000, $20,466,000 and $20,164,000, respectively.

The future minimum rental payments under noncancellable operating leases for the years ending after June 30, 2001 are as follows (in thousands):

                                             OPERATING
FISCAL YEAR                                     LEASES
2002                                          $ 25,831
2003                                            24,518
2004                                            20,393
2005                                            16,527
2006                                            14,788
Thereafter                                     103,702
                                              --------
                                              $205,759
                                              ========

The Company's broker/dealer subsidiaries are subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. At June 30, 2001, the aggregate net capital of such subsidiaries was $16,224,000, exceeding the net capital requirement by $13,564,000.

The Company is involved in litigation arising in the ordinary course of business. Management believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's financial position, results of operations, or cash flows.

Notes to Consolidated Financial Statements

7. SUPPLEMENTAL CASH FLOW INFORMATION

In fiscal 2001, 2000 and 1999, the Company recorded a reduction to taxes currently payable related to tax benefits associated with stock options of approximately $20,460,000, $8,572,000 and $5,458,000, respectively, with a corresponding increase to additional paid-in capital.

During the years ended June 30, 2001, 2000 and 1999, the Company received proceeds relating to the exercise of stock options of $26,480,000, $15,838,000 and $12,843,000, respectively, and recorded a deduction to deferred compensation of $44,000, $233,000 and $72,000, respectively, with offsetting increases in additional paid-in capital.

Net cash paid for acquisition of businesses was comprised of the following for the years ended June 30, 2001, 2000 and 1999 (in thousands):

                                              2001            2000           1999
Fair value of assets acquired,
   net of cash                           $ 414,839        $  4,419       $146,450
Deposit on business
   acquisition                            (115,000)        115,000             --
Less: issuance of common
   stock and stock options
   pursuant to acquisitions                (36,148)           (907)       (62,449)
Liabilities assumed                        (70,805)           (700)       (24,728)
                                         ---------        --------       --------
Net cash paid                            $ 192,886        $117,812       $ 59,273
                                         =========        ========       ========

8. RETIREMENT SAVINGS PLAN

The Company has a contributory retirement and savings plan which covers all employees and meets the requirements of Section 401(k) of the Internal Revenue Code. Employees may contribute up to 15% of their compensation to the plan which is matched 50% by the Company up to 6% of the employee's compensation not to exceed $5,250.

The Company may, at the discretion of the Board of Directors, make additional contributions to the plan. The Company's matching contribution vests 40% with the employee after two years and 20% per year thereafter. The Company's expense to match employee contributions for the years ended June 30, 2001, 2000 and 1999, was approximately $3,233,000, $2,613,000 and $2,496,000, respectively.

9. BUSINESS DIVESTITURES, MERGER EXPENSES
   AND OTHER CHARGES

As a result of the acquisitions of Pictorial and Ascensus in fiscal 2001, the Company recorded a pre-tax restructuring charge of $4.2 million. The charge relates to restructuring activities in the existing businesses within the Insurance and Education Services segment and includes a provision of $2.1 million for severance-related costs for approximately 150 employees, $1.0 million for facility closure and related costs, and $1.1 million for impairments relating to the abandonment of certain software and product development efforts.

At June 30, 2001, all restructuring activities had been completed and amounts expended.

During fiscal 2000, the Company sold two of its divisions, Research Services and Networking Services, and sold the retail third-party bank marketing component of its Brokerage Services division for combined net cash proceeds of approximately $17.4 million. As a result of these divestitures, a pre-tax gain of $4.3 million was recognized in fiscal 2000. In fiscal 2000, the Company also recorded a pre-tax charge of $3.8 million for losses in connection with an overseas client of the Fund Services division whose fund accounting contract was terminated in the fourth quarter of fiscal 2000.

During fiscal 1999, the Company wrote off $19.0 million of acquired in-process research and development associated with the acquisition of Greenway and incurred $0.4 million of merger-related expenses.

Total business divestitures, merger expenses and other charges recorded for the years ended June 30, 2001, 2000 and 1999 consisted of the following (in thousands):

                                         2001          2000          1999
Net gain from divestitures            $    --       $(4,320)      $    --
Costs to combine or
   realign operations:
   Compensation related                 2,104            --           400
   Facilities or systems related        2,141            --            --
Loss on contract                           --         3,800            --
                                      -------       -------       -------
                                      $ 4,245       $  (520)      $   400
                                      =======       =======       =======

                                          THE BISYS GROUP, INC. and Subsidiaries


During the years ended June 30, 2001 and 2000, the following costs were paid or charged against the merger related accruals and the liability for loss on the administrative services contract (in thousands):

                                         2001      2000
Compensation related costs            $ 2,104    $   --
Facilities or systems related costs     2,141        83
Loss on contract                        2,300     1,500
                                      -------    ------
                                      $ 6,545    $1,583
                                      =======    ======


10. SHAREHOLDER RIGHTS PLAN

On May 7, 1997, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution at the rate of one Right for each share of common stock held of record as of the close of business on May 16, 1997 and for each share of common stock issued thereafter up to the Distribution Date (defined below).

Each Right entitles holders of common stock to buy one share of common stock of the Company at an exercise price of $87.50. The Rights would be exercisable, and would detach from the common stock (the "Distribution Date") only if a person or group (i) were to acquire 15 percent or more of the outstanding shares of common stock of the Company; (ii) were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 15 percent or more of the outstanding shares of common stock of the Company; or (iii) were declared by the Board to be an Adverse Person (as defined in the Plan) if such person or group beneficially owns 10 percent or more of the outstanding shares of common stock in the Company. In the event of any occurrence triggering the Distribution Date, each Right would entitle the holder (other than such an acquiring person or group) to purchase the outstanding shares of common stock of the Company (or, in certain circumstances, common stock of the acquiring person) with a value of twice the exercise price of the Rights upon payment of the exercise price. The Company will be entitled to redeem the Rights at $0.00125 per Right at any time. The Rights will expire at the close of business on May 16, 2007.


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

The notes receivable of $10.8 million and $11.3 million at June 30, 2001 and 2000, respectively are reflected on the accompanying consolidated balance sheet as a reduction in stockholders' equity.


12. STOCK BASED COMPENSATION PLANS

The Company has stock option and restricted stock purchase plans which provide for granting of options and/or restricted stock to certain employees and outside directors. The options vest primarily over a five-year period at each anniversary date of the grant. These options expire following termination of employment or within ten years of the date of the grant, whichever comes first. Pro forma disclosures are provided for fiscal 2001, 2000 and 1999 as if the Company had adopted the cost recognition requirements of FAS 123 "Accounting for Stock-based Compensation." At June 30, 2001, options to purchase 4,367,808 shares are available for grant under the plans.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions for grants in fiscal 2001, 2000 and 1999: 1) expected dividend yields of 0%, 2) risk-free interest rates ranging from 4.72% to 6.78%, 3) expected volatility of 35% in fiscal years 2001, 2000 and 1999, and 4) an expected option life of 4.5 years, 5 years and 5 years in fiscal 2001, 2000 and 1999, respectively. For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period of 5 years for employees. Using these assumptions, the weighted average fair value per option at date of grant for options granted during fiscal 2001, 2000 and 1999 was $15.61, $10.38 and $8.51, respectively.

Had compensation expense been recognized for the Company's stock-based compensation plans in accordance with FAS 123, the pro forma net income and earnings per share for the years ended June 30, 2001, 2000 and 1999 would have been as follows (in thousands, except per share data):

                                    2001            2000        1999
                                 Pro Forma       Pro Forma   Pro Forma
Net income                      $   62,295      $   57,169   $30,364
Basic earnings per share        $     1.10      $    1.06    $  0.58
Diluted earnings per share      $     1.05      $    1.02    $  0.55

Notes to Consolidated Financial Statements

The following is a summary of stock option activity for the years ended June 30, 2001, 2000 and 1999:

                                                     2001                           2000                              1999
                                                         Weighted                         Weighted                         Weighted
                                                          Average                          Average                          Average
                                                         Exercise                         Exercise                         Exercise
                                          Shares            Price          Shares            Price          Shares            Price
Outstanding at beginning of year       7,516,374       $    20.68       8,409,042       $    16.98       7,471,434       $    14.00
Options assumed in acquisitions          204,645       $    12.93              --               --         329,140       $     2.29
Options granted-original               2,473,220       $    33.67       2,032,344       $    26.10       2,623,228       $    23.70
Options granted-reload                   984,050       $    44.97         417,722       $    23.76              --                _
Options exercised                     (3,209,825)      $    20.40      (2,497,812)      $    12.78      (1,316,998)      $     9.60
Options cancelled                       (829,295)      $    24.35        (844,922)      $    21.68        (697,762)      $    17.38
                                       ---------       ----------       ---------       ----------       ---------       ----------
Outstanding at end of year             7,139,169       $    27.88       7,516,374       $    20.68       8,409,042       $    16.98
                                       =========       ==========       =========       ==========       =========       ==========
Exercisable at end of year             1,683,161       $    18.22       2,415,236       $    16.77       2,935,422       $    11.64
                                       =========       ==========       =========       ==========       =========       ==========

The following summarizes information about the Company's stock options outstanding at June 30, 2001:

                                                    Weighted         Weighted                       Weighted
                                                     Average          Average                        Average
                                                    Exercise   Remaining Life                 Exercise Price
Range of Exercise Prices     Options Outstanding       Price       (in years)   Exercisable   of Exercisable
$ 0.01-$10.00                            232,005      $ 6.65              2.4       229,720           $ 6.70
$10.01-$20.00                          1,766,688      $16.90              6.0       972,201           $16.46
$20.01-$30.00                          2,266,619      $24.75              7.7       372,590           $25.16
$30.01-$40.00                          1,917,782      $32.26              8.9       108,650           $34.50
$40.01-$60.00                            956,075      $52.40              8.0            --               --
=============                          =========      ======              ===       =======           ======

13. BUSINESS SEGMENT INFORMATION

The Company is a leading provider of growth-enabling outsourcing solutions to financial institutions and other financial organizations. The Company's operations have been classified into three business segments: Investment Services, Insurance and Education Services, and Information Services.

The Company's reportable segments are separately managed strategic business units that offer different products and services, and are based on the Company's method of internal reporting. The Investment Services segment provides business process outsourcing services, including administration, distribution, and investment consulting services, to domestic and offshore mutual fund complexes, and retirement plan services to small to mid-size 401(k) plans. The Insurance and Education Services segment provides distribution solutions for annuities and life, long-term care, disability and special risk insurance products; offers certification and continuing education training for insurance and investment professionals; and provides licensing-related software products and services. The Information Services segment provides information processing and check imaging solutions to financial services companies.

                                          THE BISYS GROUP, INC. and Subsidiaries


Summarized financial information by business segment and for corporate operations for the years ended June 30, 2001, 2000 and 1999 is as follows (in thousands):

                                                   2001              2000              1999
Revenues:
     Investment Services                    $   359,300       $   303,106       $   237,909
     Insurance and Education Services           164,737            89,841            56,471
     Information Services                       177,720           178,454           178,296
                                            -----------       -----------       -----------
          Total                             $   701,757       $   571,401       $   472,676
                                            ===========       ===========       ===========

Operating earnings (loss):
     Investment Services                    $    59,421       $    53,212       $    42,499
     Insurance and Education Services            62,289            31,436            19,353
     Information Services                        45,844            44,816            44,389
     Corporate                                  (16,713)          (13,994)          (11,849)
                                            -----------       -----------       -----------
          Total                             $   150,841       $   115,470       $    94,392
                                            ===========       ===========       ===========

Assets:
     Investment Services                    $   369,042       $   200,111       $   179,084
     Insurance and Education Services           368,800           235,585           110,092
     Information Services                       122,685           111,868           132,271
     Corporate                                  142,674            53,487            38,214
                                            -----------       -----------       -----------
          Total                             $ 1,003,201       $   601,051       $   459,661
                                            ===========       ===========       ===========

Depreciation and amortization expense:
     Investment Services                    $    14,844       $    11,335       $     7,930
     Insurance and Education Services            15,896             6,649             3,702
     Information Services                        11,253            12,004            11,404
     Corporate                                      810               707               522
                                            -----------       -----------       -----------
          Total                             $    42,803       $    30,695       $    23,558
                                            ===========       ===========       ===========

Capital expenditures:
     Investment Services                    $    11,591       $    12,196       $    14,006
     Insurance and Education Services             4,979             5,600             3,444
     Information Services                        12,088            10,190            10,063
     Corporate                                      946             1,151             1,784
                                            -----------       -----------       -----------
          Total                             $    29,604       $    29,137       $    29,297
                                            ===========       ===========       ===========


The following is a reconciliation of operating earnings to the Company's consolidated total (in thousands):

                                                           2001            2000           1999
Total operating earnings for reportable segments      $ 150,841       $ 115,470      $  94,392
Business divestitures, merger expenses
     and other charges, net                              (4,245)            520           (400)
Acquired in-process research and development                  --              --       (19,000)
                                                      ---------       ---------      ---------
     Total operating earnings                         $ 146,596       $ 115,990      $  74,992
                                                      =========       =========      =========

The net revenues of each segment are principally domestic, and no single customer accounted for 10% or more of the consolidated revenues for the years ended June 30, 2001, 2000 and 1999.

Market Price Information
(unaudited)

The following information relates to the Company's $0.02 par value common stock which trades in the over-the-counter market and is quoted in the NASDAQ National Market System under the symbol BSYS. Price information on the Company's common stock is presented below and has been adjusted to reflect the two-for-one stock split in October 2000.

FISCAL 2001
QUARTER ENDED                 HIGH           LOW
September 30, 2000           $41.00        $28.44
December 31, 2000             53.69         37.69
March 31, 2001                56.63         44.13
June 30, 2001                 59.91         44.61
                             ======        ======

FISCAL 2000
QUARTER ENDED                 HIGH           LOW
September 30, 1999           $30.00        $22.53
December 31, 1999             32.63         20.98
March 31, 2000                34.31         24.13
June 30, 2000                 33.69         29.06
                             ======        ======

At June 30, 2001, the Company's common stock was held by 1,486 stockholders of record. It is estimated that an additional 13,500 stockholders own the Company's common stock through nominee or street name accounts with brokers.


Consolidated Quarterly Results
(unaudited, in thousands, except per share data)



                                                            FISCAL 2001
QUARTER ENDED                             SEP 30        DEC 31        MAR 31        JUN 30
Revenues                                $161,441      $168,303      $177,359      $194,654
Operating earnings                        23,106        33,109        41,886        48,495
Income before income tax provision        21,344        31,241        40,753        47,356
Net income                                12,912        18,902        24,655        28,651
                                        ========      ========      ========      ========
Basic earnings per share                $   0.23      $   0.33      $   0.43      $   0.49
Diluted earnings per share              $   0.22      $   0.32      $   0.41      $   0.47
                                        ========      ========      ========      ========

                                                             FISCAL 2000
QUARTER ENDED                             SEP 30        DEC 31        MAR 31        JUN 30
Revenues                                $132,313      $138,044      $145,657      $155,387
Operating earnings                        20,721        25,002        32,848        37,419
Income before income tax provision        20,471        24,505        33,033        38,030
Net income                                12,283        14,926        19,987        23,008
                                        ========      ========      ========      ========
Basic earnings per share                $   0.23      $   0.27      $   0.36      $   0.41
Diluted earnings per share              $   0.22      $   0.26      $   0.35      $   0.40
                                        ========      ========      ========      ========