Form 10-K, Exhibit 13
period 2002-06-30
BISYS GROUP INC
filed 2002-09-27
CIK 883587

                                          THE BISYS GROUP, INC. and Subsidiaries



SELECTED FINANCIAL DATA
(in thousands, except per share data)

The following data should be read in conjunction with the consolidated financial statements and related notes thereto and management's discussion and analysis of results of operations and financial condition included elsewhere in this annual report.

STATEMENT OF OPERATIONS DATA:

FOR YEARS ENDED JUNE 30,                                2002               2001            2000          1999           1998
Revenues                                            $   865,705       $   701,757       $ 571,401       $472,676      $386,344
------------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses:
  Service and operating                                 488,411           398,411         326,315        266,800       221,767
  Selling, general and administrative                   157,743           132,001         118,172        103,728        86,856
  Amortization of goodwill                                   --            11,486           7,540          5,398         2,654
  Amortization of intangibles                            13,125             9,018           3,904          2,358         1,165
  Restructuring, business divestitures
    and other charges, net                                6,475             4,245            (520)           400        11,998
  Acquired in-process research and development               --                --              --         19,000            --
------------------------------------------------------------------------------------------------------------------------------
Operating earnings                                      199,951           146,596         115,990         74,992        61,904
Interest income (expense), net                          (12,102)           (5,902)             49          1,200         4,849
------------------------------------------------------------------------------------------------------------------------------
Income before income tax provision                      187,849           140,694         116,039         76,192        66,753
Income tax provision                                     71,988            55,574          45,835         38,076        26,729
------------------------------------------------------------------------------------------------------------------------------
Net income                                          $   115,861       $    85,120       $  70,204       $ 38,116      $ 40,024
==============================================================================================================================
Basic earnings per share(1)                         $      0.98       $      0.74       $    0.64       $   0.36      $   0.38
Diluted earnings per share(1)                       $      0.94       $      0.71       $    0.62       $   0.34      $   0.37
==============================================================================================================================

Adjusted amounts (2)
Adjusted operating earnings                         $   199,951       $   158,082       $ 123,530       $ 80,390      $ 64,558
Adjusted net income                                 $   115,861       $    93,210       $  75,692       $ 42,108      $ 42,164
Adjusted basic earnings per share(1)                $      0.98       $      0.81       $    0.69       $   0.39      $   0.40
Adjusted diluted earnings per share(1)              $      0.94       $      0.77       $    0.66       $   0.38      $   0.39
==============================================================================================================================

BALANCE SHEET DATA:
JUNE 30,
Working capital                                     $    85,731       $   194,103       $ (15,402)      $ 22,084      $ 97,822
Total assets                                          1,246,151         1,003,201         601,051        459,661       334,101
Short-term borrowings                                    93,000                --         115,000         52,000            --
Long-term debt, including current maturities            300,000           300,578              --             --         1,702
Stockholders' equity                                    682,618           527,950         361,537        288,506       238,290
==============================================================================================================================

(1)   Restated for stock splits

(2) Adjusted amounts exclude goodwill amortization and related tax effects, where applicable.

      The Company adopted FAS 142, "Goodwill and Other Intangible Assets," effective July 1, 2001, where applicable.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION


The BISYS Group, Inc. and subsidiaries (the "Company") provides outsourcing solutions to and through financial organizations. The following table presents the percentage of revenues represented by each item in the Company's consolidated statement of operations for the periods indicated. Information for fiscal 2001 and fiscal 2000 has been adjusted to exclude goodwill amortization and related tax effects.

                                                                                AS ADJUSTED   AS ADJUSTED

FOR YEARS ENDED JUNE 30,                                              2002          2001          2000
---------------------------------------------------------------------------------------------------------
Revenues                                                             100.0%        100.0%        100.0%
Operating costs and expenses:
  Service and operating                                               56.4          56.8          57.1
  Selling, general and administrative                                 18.2          18.8          20.7
  Amortization of intangibles                                          1.5           1.3           0.7
  Restructuring, business divestitures and other charges, net          0.8           0.6          (0.1)
---------------------------------------------------------------------------------------------------------
Operating earnings                                                    23.1          22.5          21.6
Interest expense, net                                                  1.4           0.9            --
---------------------------------------------------------------------------------------------------------
Income before income tax provision                                    21.7          21.6          21.6
Income tax provision                                                   8.3           8.4           8.4
---------------------------------------------------------------------------------------------------------
Net income                                                            13.4%         13.2%         13.2%
=========================================================================================================


Revenues increased $163.9 million in fiscal 2002 and $130.4 million in fiscal 2001, representing increases of 23.4% and 22.8%, respectively. Growth in fiscal 2002 and 2001 was derived from sales to new clients, existing client growth, cross-sales to existing clients and revenues from acquired businesses, partially offset by lost business and divestitures. Revenue growth from acquired businesses, net of divestitures, approximated $80.1 million in fiscal 2002 and $38.4 million in fiscal 2001.

         Service and operating expenses increased $90.0 million in fiscal 2002 and $72.1 million in fiscal 2001, representing increases of 22.6% and 22.1%, respectively. Service and operating expenses decreased as a percentage of revenues in fiscal 2002 by 0.4% to 56.4%, and decreased by 0.3% to 56.8% in fiscal 2001. The dollar increases resulted from additional costs associated with greater revenues.

        Selling, general and administrative expenses increased $25.7 million, or 19.5%, and decreased as a percentage of revenues by 0.6% to 18.2% in fiscal 2002 and increased $13.8 million, or 11.7%, and decreased as a percentage of revenues by 1.9% to 18.8% in fiscal 2001. The dollar increase in fiscal 2002 and 2001 resulted from additional costs associated with greater revenues. The decrease as a percentage of revenues resulted from further utilization of existing general and administrative support resources.

        Amortization of intangible assets was $13.1 million in fiscal 2002, compared to $9.0 million in fiscal 2001 and $3.9 million in fiscal 2000. The increases in fiscal 2002 and fiscal 2001 were due to the higher level of intangible assets associated with recently acquired businesses.

         The Company recorded a pre-tax restructuring charge of $6.5 million in fiscal 2002 relating to the integration, consolidation, and relocation of certain business operations, primarily as a result of acquisition activity. The restructuring charge includes a provision of $4.2 million for severance-related costs for approximately 200 employees and $2.3 million for facility consolidation and related costs. At June 30, 2002, the remaining accrual amounts to $0.2 million, and it is anticipated that the remaining amount will be expended during the first quarter of fiscal 2003.

         As a result of the acquisitions of Pictorial and Ascensus, the Company recorded a pretax restructuring charge of $4.2 million in fiscal 2001. The charge relates to restructuring activities in the existing businesses within the Insurance and Education Services segment and includes a provision of $2.1 million for severance-related costs for approximately 150 employees, $1.0 million for facility consolidation and related costs, and $1.1 million for impairments relating to the abandonment of certain software and product development efforts. All restructuring activities were completed and amounts expended during fiscal 2001.

        During the fourth quarter of fiscal 2000, the Company recorded a pretax gain of $0.5 million for business divestitures, merger expenses and other charges, net. Included in this amount is (1) a $4.3 million pretax gain for the divestiture of two of its divisions, Research Services and Networking Services, and from the sale of the retail third-party marketing component of its Brokerage Services division and (2) a one-time charge of $3.8 million for losses in connection with an overseas client of the Fund Services division whose fund accounting contract was terminated.

         Adjusted operating earnings increased by $41.9 million to $200.0 million in fiscal 2002 and increased as a percentage of revenues from 22.5% to 23.1%. The increase was primarily due to revenue gains, and the synergies realized from consolidation of acquired businesses. Adjusted operating earnings increased by $34.6 million to $158.1 million in fiscal 2001, and increased as a percentage of revenues from 21.6% to 22.5%. The increase was primarily due to revenue gains and synergies realized from consolidation of acquired businesses.

         Operating results, before amortization of intangibles and restructuring, business divestitures and other charges, resulted in margins of 25.4%, 24.4%, and

                                          THE BISYS GROUP, INC. and Subsidiaries


22.2% for fiscal 2002, 2001, and 2000, respectively. The margin increases in each of the last two fiscal years are attributable to internal growth, improved operating leverage through cost efficiencies and increased volumes, and faster growth from the higher-margin Insurance and Education Services Group.

        Interest expense increased $6.2 million in fiscal 2002 and $6.0 million in fiscal 2001 primarily due to the interest cost associated with additional borrowings for acquisitions, including the convertible debt offering in March 2001.

         The provision for income taxes reflects an effective tax rate of 38.3%, 39.5%, and 39.5% for fiscal 2002, 2001, and 2000, respectively. The decrease in the effective tax rate in fiscal 2002 is primarily due to the cessation of goodwill amortization and the impact of lower tax rates in foreign tax jurisdictions for recently acquired businesses. The Company's effective tax rate in fiscal 2003 is expected to decrease to 37.5%, primarily as a result of the impact of lower tax rates in foreign tax jurisdictions. The Company anticipates that the undistributed earnings of foreign subsidiaries will continue to be reinvested in the foreseeable future.

         SEGMENT INFORMATION

         The following table sets forth operating revenue and operating income by business segment and for corporate operations for the years ended June 30, 2002, 2001, and 2000. Restructuring, business divestitures and other charges are excluded from the operating results of the segment for a better understanding of the underlying performance of each segment.

         Additionally, adjusted information has been presented for the years ended June 30, 2001 and 2000 to exclude goodwill amortization for comparative purposes. The ensuing discussion of operating income and margins compares fiscal 2002 actual results with fiscal 2001 and 2000 results, adjusted to exclude goodwill amortization.

                                                (IN THOUSANDS)
                                                  AS ADJUSTED       AS ADJUSTED
                                   2002              2001              2000
Operating revenue:
  Investment Services           $ 449,930         $ 359,300         $ 303,106
  Insurance and
    Education Services            218,185           164,737            89,841
  Information Services            197,590           177,720           178,454
-------------------------------------------------------------------------------
Total operating revenue         $ 865,705         $ 701,757         $ 571,401
===============================================================================

Operating income (loss):
  Investment Services           $  77,449         $  62,077         $  55,208
  Insurance and
    Education Services             94,847            68,548            34,284
  Information Services             54,895            48,415            47,512
  Corporate                       (20,765)          (16,713)          (13,994)
-------------------------------------------------------------------------------
Total operating income          $ 206,426         $ 162,327         $ 123,010
===============================================================================

         Internal revenue growth in fiscal 2002 for Investment Services, Insurance and Education Services, and Information Services approximated 10%, 18% and 11%, respectively. The Company seeks to achieve an overall internal revenue growth rate of 10% to 15% annually. A substantial portion of the Company's revenues are recurring in nature and are derived from long-term customer contracts with terms that generally average from three to five years. The Company believes the contractual nature of its businesses and its historical contract renewal experience provide a high level of stability and predictability to the amount and timing of its recurring revenue stream.

         Revenue in the Investment Services business segment increased $90.6 million in fiscal 2002 and $56.2 million in fiscal 2001, representing increases of 25.2% and 18.5%, respectively. The revenue increase in fiscal 2002 was due to internal growth and several acquisitions. The revenue increase in fiscal 2001 was due to internal growth, including the acquisition of several new clients in the 401(k) plan record keeping business, and the acquisitions of Boston Institutional Group, Inc. and Universal Pensions, Inc. Operating income in the Investment Services business segment increased $15.4 million in fiscal 2002 and increased $6.9 million in fiscal 2001, resulting in margins of 17.2%, 17.3%, and 18.2% in fiscal 2002, 2001, and 2000, respectively. Margins declined in fiscal 2002 and 2001 primarily as a result of lower margins in the international mutual fund businesses.

         Revenue in the Insurance and Education Services business segment increased $53.4 million in fiscal 2002 and $74.9 million in fiscal 2001, representing increases of 32.4% and 83.4%, respectively. Revenue growth in fiscal 2002 and fiscal 2001 was attributable to internal growth and several acquisitions. Operating income in the Insurance and Education Services business segment increased $26.3 million in fiscal 2002 and $34.3 million in fiscal 2001, resulting in margins of 43.5%, 41.6%, and 38.2% in fiscal 2002, 2001, and 2000, respectively. Margins increased in fiscal 2002 and 2001 due to continued growth in renewal revenue and leverage gained from higher volumes.

        Revenue in the Information Services business segment increased $19.9 million in fiscal 2002 and decreased $0.7 million in fiscal 2001, representing an increase of 11.2% and a decrease of 0.4%, respectively. The fiscal 2002 revenue growth was due to sales to new clients, existing client growth, and cross sales to new clients. The decrease in fiscal year 2001 revenue was primarily due to the sale of Research Services and Networking Services in the fiscal 2000 fourth quarter and weakness in Document Solutions' software sales. Operating income in the Information Services business segment increased $6.5 million in fiscal 2002 and $0.9 million in fiscal 2001, resulting in operating margins of 27.8%, 27.2%, and 26.6% for fiscal 2002, 2001, and 2000, respectively. Margins increased in fiscal 2002 and 2001 due to internal growth and improved operating leverage through cost efficiencies and increased volumes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

         Corporate operations represent charges for the Company's executive, human resources, legal, accounting and finance functions, and various other unallocated overhead charges. Increased expenses of $4.1 million and $2.7 million in fiscal 2002 and 2001, respectively, were in line with the Company's overall growth.

        LIQUIDITY AND CAPITAL RESOURCES

        At June 30, 2002, the Company had cash and cash equivalents of $78.4 million and working capital of approximately $85.7 million.

         At June 30, 2002, the Company had outstanding borrowings against its $300.0 million revolving credit facility of $93.0 million bearing interest at LIBOR plus a margin of 0.65% (2.525% at June 30, 2002). At June 30, 2002, the Company had $1.7 million outstanding in the form of letters of credit and $300.0 million of outstanding 4% convertible subordinated notes due March 2006.

        Accounts receivable represented 75 and 69 days sales outstanding (DSO) at June 30, 2002 and 2001, respectively, based on quarterly revenues. The increase in DSO is primarily due to a higher DSO associated with commission receivables in the Insurance Services division due to the timing of certain commission-related payments from insurance carriers. Due to this segment's faster growth, its receivables represent a greater percentage of outstanding receivables at June 30, 2002 compared to June 30, 2001.

         For the year ended June 30, 2002, operating activities provided cash of $128.9 million, primarily as a result of net income of $115.9 million plus several non-cash items including depreciation and amortization of $40.6 million, deferred income taxes of $17.3 million, and restructuring charges of $6.5 million. Changes in net operating assets and liabilities, net of effects from acquisitions, reduced cash from operating activities by $51.3 million, primarily as a result of increases in accounts receivable due to revenue growth. Investing activities used cash of $315.5 million, primarily for the acquisition of businesses of $269.9 million and capital expenditures of $39.3 million. Financing activities provided cash of $105.6 million, primarily from $93.0 million of net proceeds from short-term borrowings, $11.6 million of proceeds from the exercise of stock options, and $4.2 million from the issuance of common stock in connection with the Company's annual employee stock purchase plan.

        For the years ended June 30, 2001 and 2000, operating activities provided cash of $113.8 million and $90.0 million, respectively. Investing activities used cash of $231.5 million and $130.8 million in fiscal 2001 and 2000, respectively. Financing activities provided cash of $206.9 million in fiscal 2001 and $61.4 million in fiscal 2000.

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

         From January 1999 through June 30, 2002, the Company purchased approximately 3.1 million shares of its common stock under the stock buy-back program for $41.8 million, leaving $58.2 million available for future purchases. At its August 15, 2002 meeting, the Board of Directors authorized a new stock buy-back program of up to $100 million to supersede and replace the current pro-gram effective upon completion of an amendment to the Company's revolving credit facility modifying certain buy- back provisions. The amendment to the credit facility became effective on September 24, 2002. Through that date, the Company had purchased a total of approximately 4.25 million shares of its common stock under the prior stock buy-back program for $70.4 million.

        On January 24, 2002, the Board of Directors approved a two-for-one stock split effected in the form of a dividend, payable to shareholders of record on February 8, 2002. On September 21, 2000, the Board of Directors approved a two-for-one stock split effected in the form of a dividend, payable to shareholders of record on October 6, 2000.


                              CRITICAL ACCOUNTING
                             POLICIES AND ESTIMATES


         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the allowance for doubtful accounts, goodwill and intangible assets, restructuring charges, income taxes, and contingencies.

        The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the near term.

        The following is a discussion of the critical accounting policies that, in the Company's view, require significant use of judgment.

ALLOWANCE FOR DOUBTFUL ACCOUNTS - The Company maintains an allowance for doubtful accounts for estimated losses

                                          THE BISYS GROUP, INC. and Subsidiaries



resulting from the inability of its customers to make required payments. If the financial condition of BISYS' customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

GOODWILL AND INTANGIBLE ASSETS - The Company carries goodwill and intangible assets that were initially recognized as a result of business acquisitions. In accordance with FAS 142, the Company must reevaluate the valuation of the goodwill and intangible assets at least annually by comparing the fair value and carrying value of the reporting unit to which the goodwill and intangible assets relate. If the carrying value of the reporting unit exceeds its fair value, the Company must recognize an impairment loss for the excess of carrying value over fair value. The estimate of a reporting unit's fair value requires the use of assumptions and estimates regarding the reporting unit's future cash flows and discount rates Changes in the business supporting the goodwill and intangible assets may affect management's assessment of the recoverability of goodwill and intangible assets.

RESTRUCTURING CHARGES - As discussed in Note 11 to the Consolidated Financial Statements, the Company has established reserves in fiscal 2002 and 2001 related to restructuring activities to integrate, consolidate and relocate certain business operations primarily as a result of recent acquisitions. The reserves are based on the estimated costs of employee terminations and benefits, facility consolidations, and other costs directly related to the Company's reorganization plans and incremental to the Company's normal operating costs. The actual costs related to these plans may differ from management's estimates.

INCOME TAXES - The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

CONTINGENCIES - Accounting for contingencies, such as litigation and acquisition-related liabilities, requires the Company to estimate the expected costs of events which have already occurred but which the Company has not completely resolved. Judgements exceeding established reserves or changes in circumstances requiring management to update its estimates may materially affect the Company's financial position and operating results.

         FORWARD-LOOKING STATEMENTS

         This Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this report contain forward-looking statements that are based on management's current expectations, estimates, forecasts and assumptions concerning future events. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of management. These statements are subject to numerous known and unknown risks, uncertainties and assumptions that could cause actual events or results to differ materially from those projected. Words such as "believes," "anticipates," "intends," "estimates," "projects," "plans," "targets," and variations of such words and similar expressions are intended to identify such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission (SEC), the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise. Although the Company believes that its plans, intentions and expectations reflected in or suggested by the forward-looking statements made in this report are reasonable, there can be no assurance that such plans, intentions or expectations will be achieved.

         The risks, uncertainties and assumptions include: achieving planned revenue growth in each of the Company's business units; renewal of material contracts in the Company's business units consistent with past experience; successful and timely integration of significant businesses acquired by the Company and realization of anticipated synergies; increasing price, products and services competition by U.S. and non-U.S. competitors, including new entrants; changes in U.S. and non-U.S. governmental regulations; the timely implementation of the Company's restructuring program and financial plans; general U.S. and non-U.S. economic and political conditions, including the global economic slowdown and interest rate and currency exchange rate fluctuation; continuing development and maintenance of appropriate business continuity plans for the Company's processing systems; absence of consolidation among client financial institutions or other client groups; attracting and retaining qualified key employees; no material breech of security of any of the Company's systems; control of costs and expenses; continued availability of financing and financial resources on the terms required to support the Company's future business endeavors; the mix of products and services; compliance with the covenants and restrictions of the Company's bank credit facilities; and the outcome of pending and future litigation and governmental or regulatory proceedings.

        These are representative of the risks, uncertainties and assumptions that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates and other future events.

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

The management of the Company assumes responsibility for the integrity and objectivity of the information in the fiscal 2002 Annual Report. The information was prepared in conformity with accounting principles generally accepted in the United States of America and reflects the best judgment of management.

        To provide reasonable assurance that transactions authorized by management are recorded and reported properly and that assets are safeguarded, the Company maintains a system of internal controls. The concept of reasonable assurance implies that the cost of such a system is weighed against the benefits to be derived therefrom.

        PricewaterhouseCoopers LLP, independent accountants, audits the financial statements of the Company in accordance with auditing standards generally accepted in the United States of America. Such audit considers the Company's internal control structure and includes a communication of recommendations for improvements in the Company's internal control structure.

         The Audit Committee of the Board is comprised of independent directors with the financial knowledge and experience to provide appropriate oversight. The Audit Committee of the Board of Directors ensures that management is properly discharging its financial reporting responsibilities. In performing this function, the Committee meets with management and the independent accountants throughout the year. Additional access to the Committee is provided to the independent accountants on an unrestricted basis, allowing discussion of audit results, internal accounting controls, and financial reporting.

        The Company has policies and procedures to ensure compliance with recently adopted rules and regulations regarding corporate governance. The Board of Directors and the Audit Committee of the Board met and continue to meet the new standards of independence.



/s/ Lynn J. Mangum

LYNN J. MANGUM
Chairman and Chief Executive Officer




/s/ A.C. Corbin

ANDREW C. CORBIN
Executive Vice President and Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF THE BISYS GROUP, INC.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of The BISYS Group, Inc. and its subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

July 26, 2002

                                          THE BISYS GROUP, INC. and Subsidiaries



CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share data)


FOR YEARS ENDED JUNE 30,                                                     2002              2001              2000
Revenues                                                                $ 865,705         $ 701,757         $ 571,401
---------------------------------------------------------------------------------------------------------------------
Operating costs and expenses:

     Service and operating                                                488,411           398,411           326,315

     Selling, general and administrative                                  157,743           132,001           118,172

     Amortization of goodwill                                                  --            11,486             7,540

     Amortization of intangibles                                           13,125             9,018             3,904

     Restructuring, business divestitures and other charges, net            6,475             4,245              (520)
---------------------------------------------------------------------------------------------------------------------

Operating earnings                                                        199,951           146,596           115,990

Interest income (expense), net                                            (12,102)           (5,902)               49
---------------------------------------------------------------------------------------------------------------------

Income before income tax provision                                        187,849           140,694           116,039

Income tax provision                                                       71,988            55,574            45,835
---------------------------------------------------------------------------------------------------------------------

Net income                                                              $ 115,861         $  85,120         $  70,204
=====================================================================================================================

Basic earnings per share                                                $    0.98         $    0.74         $    0.64

Diluted earnings per share                                              $    0.94         $    0.71         $    0.62
=====================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in thousands, except share data)

JUNE 30,                                                                                 2002                2001
ASSETS
Current assets:
            Cash and cash equivalents                                                $    78,371         $   159,399
            Accounts receivable, net                                                     196,997             148,068
            Deferred tax asset                                                             9,466              13,530
            Other current assets                                                          35,401              26,794
--------------------------------------------------------------------------------------------------------------------
Total current assets                                                                     320,235             347,791
Property and equipment, net                                                               94,711              76,831
Goodwill, net                                                                            623,250             404,223
Intangible assets, net                                                                   159,391             123,002
Other assets                                                                              48,564              51,354
--------------------------------------------------------------------------------------------------------------------
Total assets                                                                         $ 1,246,151         $ 1,003,201
====================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
            Current maturities of long-term debt                                     $        --         $       145
            Short-term borrowings                                                         93,000                  --
            Accounts payable                                                              16,492              13,354
            Accrued liabilities                                                          125,012             140,189
--------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                234,504             153,688
Long-term debt                                                                           300,000             300,433
Deferred tax liability                                                                    16,670              12,205
Other liabilities                                                                         12,359               8,925
--------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                        563,533             475,251
--------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Note 7)


STOCKHOLDERS' EQUITY
Common stock, $0.02 par value, 320,000,000 and 160,000,000 shares authorized,
 119,880,003 and 58,422,269 shares issued and outstanding at June 30, 2002
 and 2001, respectively                                                                    2,398               1,168
Additional paid-in capital                                                               370,854             318,958
Retained earnings                                                                        320,790             219,406
Less notes receivable from stockholders                                                  (10,776)            (10,776)
Accumulated other comprehensive income (loss)                                               (648)               (806)
--------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                               682,618             527,950
--------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                           $ 1,246,151         $ 1,003,201
====================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                          THE BISYS GROUP, INC. and Subsidiaries



CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

                                                                                           2002              2001              2000
FOR YEARS ENDED JUNE 30,
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                            $ 115,861         $  85,120         $  70,204
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                       40,600            42,803            30,695
     Restructuring charge                                                                 6,475             4,245
     Net gain from divestitures                                                              --                --            (4,320)
     Deferred income tax provision                                                       17,326            11,284             2,695
Change in assets and liabilities, net of effects from acquisitions:
     Accounts receivable, net                                                           (40,164)          (24,906)           (6,487)
     Other current assets                                                                (4,765)           (5,738)           (2,894)
     Other assets                                                                         3,274              (963)             (583)
     Accounts payable                                                                     1,720            (3,676)           (5,318)
     Accrued liabilities and other                                                      (11,381)            5,635             6,026
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                               128,946           113,804            90,018
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired                                        (269,948)         (192,886)         (117,812)
Proceeds from dispositions, net of expenses paid                                           (521)           (1,560)           17,578
Capital expenditures, net                                                               (39,310)          (28,509)          (27,963)
Change in other investments                                                               2,110            (4,259)            2,834
Purchase of intangible assets                                                            (7,862)           (4,255)           (5,465)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                  (315,531)         (231,469)         (130,828)
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term borrowings, net                                                               93,000          (115,000)           63,000
Proceeds from convertible debt offering, net of expenses paid                                --           292,050                --
Repayment of debt                                                                          (578)
Exercise of stock options, net of taxes paid                                             11,593            26,480            15,838
Issuance of common stock                                                                  4,226             3,065             2,235
Repurchases of common stock                                                              (2,684)          (19,675)
Other                                                                                        --               292                --
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                               105,557           206,887            61,398
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                    (81,028)           89,222            20,588
Cash and cash equivalents at beginning of year                                          159,399            70,177            49,589
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                              $  78,371         $ 159,399         $  70,177
====================================================================================================================================

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for:
Interest                                                                              $  13,137         $   7,209         $   2,137
Income taxes                                                                          $  32,218         $  16,758         $  38,843
====================================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(in thousands)

                                                                                                   NOTES       ACCUMULATED
                                                 COMMON STOCK      ADDITIONAL                 RECEIVABLE             OTHER
FOR YEARS ENDED JUNE 30, 2000,                   ------------         PAID-IN     RETAINED          FROM     COMPREHENSIVE
2001 AND 2002                                  SHARES    AMOUNT       CAPITAL     EARNINGS   STOCKHOLDERS    INCOME (LOSS)
BALANCE, JUNE 30, 1999                         27,091    $  542    $ 193,500     $  94,550     $     --             $  --
===========================================================================================================================
Exercise of stock options                         665        13       16,252       (12,890)     (11,347)               --
Tax benefit of stock options exercised             --        --        8,572            --           --                --
Issuance of common stock                           51         1        2,234            --           --                --
Common stock issued in acquisitions                --        --           --            10           --                --
Repurchases of common stock                        --        --           --            --           --                --
Foreign currency translation adjustment            --        --           --            --           --              (104)
Net income                                         --        --           --        70,204           --                --
---------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2000                         27,807       556      220,558       151,874      (11,347)             (104)
===========================================================================================================================

Exercise of stock options                       1,748        35       39,304       (17,588)         571                --
Tax benefit of stock options exercised             --        --       20,460            --           --                --
Issuance of common stock                          111         2        3,063            --           --                --
Common stock and options issued
  in acquisitions                                 472        10       36,138            --           --                --
Foreign currency translation
  adjustment                                       --        --           --            --           --              (702)
Two-for-one stock split                        28,284       565         (565)           --           --                --
Net income                                         --        --           --        85,120           --                --
---------------------------------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 2001                          58,422     1,168      318,958       219,406      (10,776)             (806)
===========================================================================================================================

Exercise of stock options                       1,868        38       28,074       (14,477)          --                --
Tax benefit of stock options exercised             --        --       19,688            --           --                --
Issuance of common stock                           94         2        4,224            --           --                --
Common stock and options issued
  in acquisitions                                  32         1        1,099            --           --                --
Repurchases of common stock                        --        --           --            --           --                --
Foreign currency translation
  adjustment                                       --        --           --            --           --               158
Two-for-one stock split                        59,464     1,189       (1,189)           --           --                --
Net income                                         --        --           --       115,861           --                --
---------------------------------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 2002                         119,880    $2,398    $ 370,854     $ 320,790     $(10,776)            $(648)
===========================================================================================================================

                                                 TREASURY STOCK
FOR YEARS ENDED JUNE 30, 2000,                   --------------
2001 AND 2002                                 SHARES          AMOUNT
BALANCE, JUNE 30, 1999                           2         $    (86)
====================================================================
Exercise of stock options                     (375)          18,864
Tax benefit of stock options exercised          --               --
Issuance of common stock                        --               --
Common stock issued in acquisitions            (15)             897
Repurchases of common stock                    388          (19,675)
Foreign currency translation adjustment         --               --
Net income                                      --               --
--------------------------------------------------------------------
BALANCE, JUNE 30, 2000                          --               --
====================================================================

Exercise of stock options                       --               --
Tax benefit of stock options exercised          --               --
Issuance of common stock                        --               --
Common stock and options issued
  in acquisitions                               --               --
Foreign currency translation
  adjustment                                    --               --
Two-for-one stock split                         --               --
Net income                                      --               --
--------------------------------------------------------------------
BALANCE JUNE 30, 2001                           --               --
====================================================================

Exercise of stock options                      (72)           2,684
Tax benefit of stock options exercised          --               --
Issuance of common stock                        --               --
Common stock and options issued
  in acquisitions                               --               --
Repurchases of common stock                     59           (2,684)
Foreign currency translation
  adjustment                                    --               --
Two-for-one stock split                         13               --
Net income                                      --               --
--------------------------------------------------------------------
BALANCE JUNE 30, 2002                           --         $     --
====================================================================


The accompanying notes are an integral part of the consolidated financial statements.

                                          THE BISYS GROUP, INC. and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      THE COMPANY

      The BISYS Group, Inc. and subsidiaries ("BISYS" or the "Company") is a leading national provider of business process outsourcing solutions for the financial services sector.

      BASIS OF PRESENTATION

      The consolidated financial statements include the accounts of The BISYS Group, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts reported in fiscal 2000 and 2001 have been reclassified to conform to the fiscal 2002 presentation.

      CASH AND CASH EQUIVALENTS

      Cash and cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less, including $6.4 million and $16.7 million of overnight repurchase agreements at June 30, 2002 and 2001, respectively. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

      ACCOUNTS RECEIVABLE

      A majority of the Company's receivables are from banks, investment firms and insurance companies which approximated $45.5 million, $37.7 million, and $100.0 million, respectively, at June 30, 2002. The Company performs appropriate credit evaluations of its customers and generally does not require collateral for accounts receivable.

      The Company maintains an allowance for doubtful accounts for estimated losses inherent in its receivable portfolio. Bad debt expense for the years ended June 30, 2002, 2001 and 2000 approximated $3.2 million, $4.8 million, and $1.7 million, respectively. At June 30, 2002 and 2001, the Company's allowance for doubtful accounts was approximately $7.3 million and $6.7 million, respectively.

      PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the assets as follows:

                                                                       ESTIMATED
                                                                    USEFUL LIVES
                                                                         (YEARS)
Buildings and leasehold improvements                                      2 - 25
Data processing equipment and systems                                     3 - 10
Furniture and fixtures                                                    3 - 12
Software development costs                                                2 -  7
================================================================================

Depreciation expense for the years ended June 30, 2002, 2001 and 2000 was $27.5 million, $22.3 million and $19.2 million, respectively.

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

      FAS 142 addresses financial accounting for goodwill and other intangible assets subsequent to their acquisitions. FAS 142 requires that a recognized intangible asset be amortized over its useful life unless that life is determined to be indefinite. FAS 142 also requires that goodwill not be amortized but tested for impairment on an annual basis and between annual tests in certain circumstances. The Company adopted both FAS 141 and 142 as of July 1, 2001.

      In connection with the adoption of FAS 142, the Company completed testing of goodwill impairment for each of its reporting units and determined there were no goodwill impairment losses that should be recognized. The Company also determined that no reclassifications between goodwill and intangible assets were required based upon the guidance in FAS 142.

      For acquisitions accounted for by the purchase method, the excess purchase price over the fair value of net tangible assets is allocated to intangible assets and goodwill based upon estimates of fair value.

      Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. The Company periodically evaluates goodwill for impairment by comparing the carrying value to implied fair value for each of its reporting units using a two-step impairment test set forth in FAS 142. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

      The Company evaluates, for impairment, the carrying value of acquired intangible assets by comparing the carrying value to the anticipated future undiscounted cash flows from the businesses whose acquisition gave rise to the asset. If an intangible asset is impaired, the asset is written down to fair value. Intangible assets resulting from acquired customer

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


relationships are evaluated in light of actual customer attrition rates to ensure that the carrying value of these intangible assets is recoverable.

      Information pertaining to intangible assets and goodwill and the effects of adopting FAS 142 are presented in Note 4.

      IMPAIRMENT OF LONG-LIVED ASSETS

      The Company periodically assesses the likelihood of recovering the cost of long-lived assets based on its expectations of future profitability and undiscounted cash flows of the related business operations. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property, equipment and other long-lived assets.

      SOFTWARE COSTS

      The Company capitalizes certain costs incurred to develop new software or enhance existing software which is utilized by the Company to process customer transactions or marketed externally. The Company charges to operations routine maintenance of software, design costs and development costs incurred prior to the establishment of a product's technological feasibility. Costs incurred subsequent to the establishment of a product's technological feasibility are capitalized and amortized over the expected useful life of the related product.

      REVENUE RECOGNITION

      The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts. The Company's principal sources of service revenues include information processing and software services, administration and distribution of mutual funds, hedge funds, and private equity funds, brokerage and consulting services, administration and record keeping of retirement plans, and training. Revenues from these services are recognized in the periods in which the services are performed. Cash received by the Company in advance of the performance of services is deferred and recognized as revenue when earned. Reimbursements received for out-of-pocket expenses incurred are recorded as revenue.

      Commission revenue from insurance distribution operations is recognized when all placement services have been provided, protection is afforded under the insurance policy, and the premium is known or can be reasonably estimated and is billable.

      Revenue from software sales is recognized in accordance with the AICPA's Statement of Position (SOP) 97-2, "Software Revenue Recognition." Under the SOP, revenue is recognized at the time of sale, or licensing if the Company has no continuing obligation. When the Company has a continuing obligation, revenue is recognized over the period of continuing obligation. Maintenance fee revenue is recognized ratably over the term of the related support period, generally twelve months.

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

Amounts utilized in per share computations are as follows (in thousands):

YEAR ENDED JUNE 30,                                    2002       2001      2000
Weighted average common shares outstanding          118,623    114,694   109,831
Assumed conversion of common shares issuable
  under stock option plan                             5,236      5,956     4,140
--------------------------------------------------------------------------------
Weighted average common and common equivalent
  shares outstanding                                123,859    120,650   113,971
================================================================================

On January 24, 2002, the Board of Directors of the Company approved a two-for-one stock split effected in the form of a dividend, payable to shareholders of record as of February 8, 2002. On September 21, 2000, the Board of Directors of the Company approved a two-for-one stock split effected in the form of a dividend, payable to shareholders of record on October 6, 2000. All historical weighted average shares and per share amounts have been restated to reflect these stock splits.

      Options to purchase 1,027,860 shares of common stock at various prices ranging from $30.56 to $35.30 were outstanding at June 30, 2002, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of common shares.

                                          THE BISYS GROUP, INC. and Subsidiaries


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

      STOCK-BASED COMPENSATION

      The Company has adopted FAS 123, "Accounting for Stock-Based Compensation." As permitted under this standard, the Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock-based compensation plans. Pro forma information regarding net income and earnings per share, as calculated under the fair value provisions of FAS 123, are disclosed in Note 14.

      INCOME TAXES

      The liability method is used in accounting for income taxes whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the allowance for doubtful accounts, goodwill and intangible assets, restructuring charges, income taxes and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the near term.

      DISCLOSURE REGARDING FINANCIAL INSTRUMENTS

      For all financial instruments, including cash and cash equivalents, receivables, accounts payable, short-term borrowings and long-term debt, the carrying value is considered to approximate fair value.

      NEW ACCOUNTING PRONOUNCEMENTS

      In June 2001, the Financial Accounting Standards Board issued FAS 143, "Accounting for Asset Retirement Obligations." FAS 143 establishes accounting standards for recognition and measurement of liability for the costs of asset retirement obligations.

      In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations.

      The Company is required to adopt each of these standards in the first quarter of fiscal 2003. However, it is expected that these new pronouncements will not have a material effect on the Company's consolidated financial position and results of operations.

      In June 2002, the FASB issued FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS 146 provides new guidance that primarily affects which period charges relating to restructuring activities will be recorded. The Company is currently evaluating the impact that this statement will have on its financial statements and will adopt the provisions of FAS 146 in the third quarter of fiscal 2003.

2. DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS (IN THOUSANDS)

                                                           2002             2001
Other current assets:
  Prepaids                                             $ 24,975         $ 19,383
  Other                                                  10,426            7,411
--------------------------------------------------------------------------------
                                                       $ 35,401         $ 26,794
================================================================================

Property and equipment, net:
  Land                                                 $     74         $    186
  Buildings and leasehold improvements                   20,425           12,716
  Data processing equipment and systems                  70,628           56,617
  Furniture and fixtures                                 33,760           27,321
  Software development costs                             74,720           59,535
--------------------------------------------------------------------------------
                                                        199,607          156,375
  Less accumulated depreciation and amortization       (104,896)         (79,544)
--------------------------------------------------------------------------------
                                                       $ 94,711         $ 76,831
================================================================================

Accrued liabilities:
  Compensation                                         $ 31,231         $ 32,794
  Deferred income                                        25,125           29,240
  Income taxes                                           11,205            6,806
  Marketing                                               5,561           19,498
  Other                                                  51,890           51,851
--------------------------------------------------------------------------------
                                                       $125,012         $140,189
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3. BUSINESS COMBINATIONS

FISCAL 2002 ACQUISITIONS

BUSINESS                                  DATE ACQUIRED                      NATURE OF BUSINESS                 CONSIDERATION
------------------------------------------------------------------------------------------------------------------------------
Harrison James, Inc.                           May 2002             Life insurance distribution                Cash for stock
DML                                            May 2002      Private equity fund administration     Cash for equity interests
Dalton Publications                            May 2002          Education and support services                Cash for stock
The Hemisphere Group of Companies            March 2002               Hedge fund administration                Cash for stock
The Hanleigh Companies                    February 2002    Insurance brokerage and distribution                Cash for stock
Life Brokerage Corporation                 October 2001             Life insurance distribution                Cash for stock
==============================================================================================================================

      In March 2002, the Company acquired a majority interest in the Hemisphere Group of Companies (Hemisphere) and subsequently acquired the remaining nominal interest in June 2002. Hemisphere is a Bermuda-based hedge fund administrator and primarily conducts operations in Bermuda, Europe, and the United States. The acquisition of Hemisphere positions the Company as the largest hedge fund administrator in Europe and the third largest globally.

      The fair value of assets acquired and liabilities assumed, including transaction fees and expenses, for fiscal 2002 acquisitions were as follows (in thousands):

                                                 HEMISPHERE     ALL OTHERS        TOTAL
----------------------------------------------------------------------------------------
Estimated fair value of assets acquired:
   Goodwill                                        $108,709       $106,605     $215,314
   Intangible assets                                 23,000         19,083       42,083
   Other tangible assets                             14,974          9,539       24,513
Liabilities assumed                                 (14,028)       (14,227)     (28,255)
----------------------------------------------------------------------------------------
Net cash paid                                      $132,655       $121,000     $253,655
========================================================================================

The acquired intangible assets of $42.1 million have a weighted average useful life of approximately 9 years. The intangible assets that make up that amount include customer-related intangibles of $37.3 million (10-year weighted average useful life) and noncompete agreements of $4.8 million (5-year weighted average useful life). Of the total amount of goodwill assigned of $215.3 million, approximately $98.4 million is expected to be deductible for tax purposes.

      In April 2002, the Company issued 32,000 shares of its common stock as contingent merger consideration in connection with the fiscal 2001 acquisition of The Advanced Markets, LLC.

      The following unaudited pro forma consolidated results of operations has been prepared as if the acquisitions of all the companies set forth above had occurred at the beginning of fiscal 2002 and 2001 (in thousands, except per share data):

                                                           YEAR ENDED JUNE 30,
                                                             2002           2001
Revenues                                                 $918,999       $760,540
Net income                                               $117,695       $ 87,640
Diluted earnings per share                               $   0.95       $   0.73
================================================================================

FISCAL 2001 ACQUISITIONS

BUSINESS                                    DATE ACQUIRED                   NATURE OF BUSINESS               CONSIDERATION
---------------------------------------------------------------------------------------------------------------------------
The TONER Organization                          June 2001          Life insurance distribution              Cash for stock
Universal Pensions, Inc. (UPI)                  June 2001             Retirement plan services              Cash for stock
The Insurance Exchange of America, Inc.          May 2001          Life insurance distribution              Cash for stock
Boston Institutional Group, Inc.               April 2001                  Fund administration    Cash and stock for stock
The Advanced Markets, LLC                   February 2001          Life insurance distribution    Cash and stock for stock
Ascensus Insurance Services, Inc.               July 2000          Life insurance distribution    Cash and stock for stock
Pictorial, Inc.                                 July 2000     Education and licensing services              Cash for stock
===========================================================================================================================

                                          THE BISYS GROUP, INC. and Subsidiaries


On June 1, 2001, the Company completed its acquisition of Universal Pensions, Inc. (UPI). UPI, headquartered in Minnesota, is a leading provider of retirement plan services. On July 1, 2000, the Company completed its acquisition of Pictorial, Inc. (Pictorial). Pictorial, headquartered in Indiana, is a provider of pre-licensing and continuing education training materials and licensing solutions for insurance carriers, agencies and agents. The Company provided a cash deposit of $115 million to the seller on June 30, 2000 toward the purchase of Pictorial in accordance with the terms of the merger agreement.

      The fair value of assets acquired and liabilities assumed, including transaction fees and expenses, for fiscal 2001 acquisitions were as follows (in thousands):

                                                  PICTORIAL            UPI     ALL  OTHERS          TOTAL
----------------------------------------------------------------------------------------------------------
Estimated fair value of assets acquired
   Goodwill                                       $  71,423      $  76,541       $ 118,829      $ 266,793
   Intangible assets                                 51,400          9,325          24,548         85,273
   Other tangible assets                             18,877         17,980          23,916         60,773
Liabilities assumed                                 (11,648)       (18,304)        (40,853)       (70,805)
Common stock and options issued                          --             --         (36,148)       (36,148)
----------------------------------------------------------------------------------------------------------
Net cash paid                                     $ 130,052      $  85,542       $  90,292      $ 305,886
==========================================================================================================

The acquired intangible assets of $85.3 million have a weighted average useful life of approximately 13 years. The intangible assets that make up that amount include customer-related intangibles of $43.9 million (12-year weighted average useful life), noncompete agreements of $27.7 million (14-year weighted average useful life), and other intangibles of $13.7 million (17-year weighted average useful life). Of the total amount of goodwill assigned of $266.8 million, approximately $155.1 million is expected to be deductible for tax purposes.

      The above transactions in fiscal 2002 and 2001 have been accounted for by the purchase method of accounting, and, accordingly, the operations of the acquired companies are included in the consolidated financial statements since the dates of acquisition.

4. INTANGIBLE ASSETS AND GOODWILL

INTANGIBLE ASSETS

At June 30, 2002 and 2001, acquired intangible assets were comprised of the following (in thousands):

2002                             Estimated
                              Useful Lives     Gross Carrying      Accumulated
                                   (Years)             Amount     Amortization      Net Book Value
---------------------------------------------------------------------------------------------------
Customer related                    5 - 30          $ 129,740        $ (19,846)          $ 109,894
Noncompete agreements               5 - 15             39,132           (7,423)             31,709
Other                               5 - 23             22,070           (4,282)             17,788
---------------------------------------------------------------------------------------------------
                                                    $ 190,942        $ (31,551)          $ 159,391
---------------------------------------------------------------------------------------------------

2001

Customer related                    5 - 30          $  84,965        $ (11,959)          $  73,006
Noncompete agreements               4 - 15             34,720           (4,384)             30,336
Other                               5 - 23             22,070           (2,410)             19,660
---------------------------------------------------------------------------------------------------
                                                    $ 141,755        $ (18,753)          $ 123,002
===================================================================================================

All of the Company's intangible assets are subject to amortization. Amortization expense for acquired intangible assets was $13.1 million, $9.0 million and $3.9 million for the years ended June 30, 2002, 2001, and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Estimated amortization expense for the succeeding five years is as follows (in thousands):

Year Ending
June 30,                                        Amount
--------------------------------------------------------------------------------
2003                                          $ 17,200
2004                                            17,200
2005                                            16,400
2006                                            15,300
2007                                            14,700
================================================================================

GOODWILL

The changes in the carrying amount of goodwill by business segment for the years ended June 30, 2001 and 2002 are as follows (in thousands):

                                          INVESTMENT           INSURANCE &      INFORMATION
                                            SERVICES    EDUCATION SERVICES         SERVICES         TOTAL
------------------------------------------------------------------------------------------------------------
Balance, July 1, 2000                     $   48,610           $    62,687      $    35,961     $   147,258
Additions                                    104,368               162,083            2,000         268,451
Amortization                                  (2,656)               (6,259)          (2,571)        (11,486)
------------------------------------------------------------------------------------------------------------
Balance, June 30, 2001                       150,322               218,511           35,390         404,223
Additions                                    161,846                57,547               --         219,393
Reductions attributable to tax
  benefits from stock option exercises          (366)                   --               --            (366)
------------------------------------------------------------------------------------------------------------
Balance, June 30, 2002                    $  311,802           $   276,058      $    35,390     $   623,250
============================================================================================================

The following information reflects adjustments to exclude goodwill amortization expense and related tax effects for the years ended June 30, 2002, 2001, and 2000 (in thousands, except per share data):

                                                               2002          2001          2000
------------------------------------------------------------------------------------------------
Net income:
  Reported net income                                     $ 115,861     $  85,120     $  70,204
  Add back: Goodwill amortization, net of taxes           $      --     $   8,090     $   5,488
  Adjusted net income                                     $ 115,861     $  93,210     $  75,692


Basic earnings per share:
  Reported net income                                     $    0.98     $    0.74     $    0.64
  Add back: Goodwill amortization, net of taxes           $      --     $    0.07     $    0.05
  Adjusted net income                                     $    0.98     $    0.81     $    0.69


Diluted earnings per share:
  Reported net income                                     $    0.94     $    0.71     $    0.62
  Add back: Goodwill amortization, net of taxes           $      --     $    0.07     $    0.05
  Adjusted net income                                     $    0.94     $    0.77     $    0.66
================================================================================================

                                          THE BISYS GROUP, INC. and Subsidiaries


5. BORROWINGS

The Company has a $300 million senior unsecured revolving credit facility (including a $20 million letter of credit subfacility) with its banks to support working capital requirements and fund the Company's future acquisitions. The facility expires June 30, 2004.

      Outstanding borrowings under the credit facility bear interest at prime or, at the Company's option, LIBOR plus a margin not to exceed 1.325% based upon the ratio of the Company's consolidated indebtedness to consolidated earnings before interest, taxes, depreciation and amortization (the "Pricing Formula"). The credit agreement requires the Company to pay an agent fee of $25,000 per year and an annual facility fee not to exceed 0.30%,or $900,000. The facility is guaranteed by certain significant subsidiaries of The BISYS Group, Inc.

      The credit agreement requires, among other things, the Company to maintain certain financial covenants and limits the Company's ability to incur additional indebtedness and to pay dividends. As of June 30, 2002, no amounts were permitted for the payment of cash dividends.

      The Company can borrow under the facility through June 2004 up to $300 million, reduced by any outstanding letters of credit ($1.7 million at June 30, 2002). Interest is payable quarterly for prime rate borrowings or at maturity for LIBOR borrowings, which range from 30 to 180 days. At June 30, 2002, the Company had outstanding borrowings of $93 million bearing interest at LIBOR plus a margin of 0.65% (2.525% at June 30, 2002).

Long-term debt consists of the following at June 30 (in thousands):

                                                         2002               2001
Convertible subordinated notes                       $300,000           $300,000
Subordinated note payable                                  --                578
Less current maturities                                    --               (145)
--------------------------------------------------------------------------------
                                                     $300,000           $300,433
================================================================================

In March 2001, the Company issued $300 million of convertible subordinated notes (the "Notes") due March 2006. The Notes bear interest at 4% and require semi-annual interest payments. The Notes are convertible at any time at the option of the holder into shares of the Company's common stock at a conversion price of $33.39 per share, subject to adjustment under certain conditions. At the Company's option, subject to the terms of its existing revolving credit facility agreement, the Notes are redeemable on or after March 2004 at a premium price of 101% declining to par in March 2005 and thereafter.

      In connection with an acquisition, the Company assumed a subordinated note payable to an employee. Interest on the note is calculated at the prime rate and is payable semiannually. The subordinated note payable was paid in its entirety in August 2001.

      Interest expense on long-term debt amounted to $12.0 million and $3.6 million in fiscal 2002 and 2001.

6. INCOME TAXES

The significant components of the Company's net deferred tax asset (liability) as of June 30, 2002 and 2001 are as follows (in thousands):

                                                                2002        2001
Deferred tax assets related to:
  Accrued liabilities                                        $12,167     $15,080
  Accounts receivable                                          2,398       1,836
  Tax carryforwards                                           16,476      12,192
  Other                                                           86         146
--------------------------------------------------------------------------------
  Deferred tax assets                                         31,127      29,254
  Less valuation allowance                                      (603)       (603)
--------------------------------------------------------------------------------
  Net deferred tax assets                                     30,524      28,651
--------------------------------------------------------------------------------
Deferred tax liabilities related to:
  Property and equipment                                     (13,643)     (9,369)
  Intangible assets                                          (23,591)    (17,957)
  Other                                                         (494)         --
--------------------------------------------------------------------------------
  Deferred tax liabilities                                   (37,728)    (27,326)
--------------------------------------------------------------------------------
Net deferred tax asset (liability)                           $(7,204)    $ 1,325
================================================================================

At June 30, 2002 the Company had $33.8 million of federal net operating loss carryforwards and $35.6 million of state and foreign net operating loss carryforwards available, expiring in fiscal years after 2005.

      The Company periodically evaluates the deferred tax asset and adjusts the related valuation allowance on the deferred tax asset to an amount which is more likely than not to be realized through future taxable income.

      The components of the income tax provision for the years ended June 30, 2002, 2001 and 2000 are as follows (in thousands):

                                                      2002       2001       2000
Deferred federal tax expense                       $16,850    $10,666    $ 1,849
Current federal tax expense                         45,354     37,551     38,208
Deferred state tax expense                           2,349        815        831
Current state tax expense                            9,064      5,575      6,320
Current foreign tax expense                            244      1,164         15
Deferred foreign tax benefit                        (1,873)      (197)    (1,388)
--------------------------------------------------------------------------------
                                                   $71,988    $55,574    $45,835
================================================================================

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries as such earnings will continue to be reinvested in the forseeable future.

      A reconciliation of the Company's income tax provision and the amount computed by applying the statutory federal income tax rate to income before

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


income tax provision for the years ended June 30, 2002, 2001 and 2000 is as follows (in thousands):

                                                      2002       2001       2000
Federal income tax at statutory rate               $65,747    $49,243    $40,614
Amortization of non-deductible goodwill                 --      2,660      2,327
Change in valuation allowance                           --         (5)       396
State taxes                                          7,850      4,052      4,189
Foreign taxes                                       (1,046)        83        582
Tax credits                                           (732)      (693)      (478)
Other, net                                             169        234     (1,795)
--------------------------------------------------------------------------------
                                                   $71,988    $55,574    $45,835
================================================================================

7. COMMITMENTS AND CONTINGENCIES

The Company leases office space under noncancellable operating leases with remaining terms of up to sixteen years. The Company also leases certain office and computer equipment and software under operating leases expiring through 2006. Rental expense associated with these operating leases for the years ended June 30, 2002, 2001 and 2000 were $32.3 million, $24.6 million and $20.5 million, respectively.

      The future minimum rental payments under noncancellable operating leases for the years ending after June 30, 2002 are as follows (in thousands):

                                                                       OPERATING
FISCAL YEAR                                                               LEASES
2003                                                                    $ 33,587
2004                                                                      29,772
2005                                                                      26,248
2006                                                                      23,220
2007                                                                      21,841
Thereafter                                                               134,396
--------------------------------------------------------------------------------
                                                                        $269,064
================================================================================

The Company's broker-dealer subsidiaries are subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. At June 30, 2002, the aggregate net capital of such subsidiaries was $14.7 million, exceeding the net capital requirement by $12.9 million.

      The Company is involved in litigation arising in the ordinary course of business. Management believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's financial position, results of operations, or cash flows.

8. SUPPLEMENTAL CASH FLOW INFORMATION

In fiscal 2002, 2001 and 2000, the Company recorded a reduction to taxes currently payable related to tax benefits associated with stock options of approximately $19.7 million, $20.5 million and $8.6 million, respectively, with a corresponding increase to additional paid-in capital.

      During the years ended June 30, 2002, 2001 and 2000, the Company received proceeds relating to the exercise of stock options of $11.6 million, $26.5 million and $15.8 million, respectively, and recorded a deduction to deferred compensation of $0.01 million, $0.04 million and $0.2 million, respectively, with offsetting increases in additional paid-in capital.

      Net cash paid for acquisition of businesses was comprised of the following for the years ended June 30, 2002, 2001 and 2000 (in thousands):

                                                    2002        2001        2000
Fair value of assets acquired, net of cash      $299,303    $414,839    $  4,419
Deposit on business acquisition                       --    (115,000)    115,000
Less: issuance of common stock and stock
  options pursuant to acquisitions                (1,100)    (36,148)       (907)
Liabilities assumed                              (28,255)    (70,805)       (700)
--------------------------------------------------------------------------------
Net cash paid                                   $269,948    $192,886    $117,812
================================================================================

9. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of comprehensive income for the years ended June 30, 2002, 2001 and 2000 are as follows (in thousands):

                                                  2002         2001         2000
Net income                                   $ 115,861    $  85,120    $  70,204
Foreign currency translation adjustment            158         (702)        (104)
--------------------------------------------------------------------------------
Total comprehensive income                   $ 116,019    $  84,418    $  70,100
================================================================================

10. RETIREMENT SAVINGS PLAN

The Company has a contributory retirement and savings plan which covers all employees and meets the requirements of Section 401(k) of the Internal Revenue Code. Employees may contribute up to 15% of their compensation annually to the plan, not to exceed $11,000 in calendar year 2002. The Company matches 50% of each participant's contribution, not in excess of 6% of their compensation.

      The Company may, at the discretion of the Board of Directors, make additional contributions to the plan. The Company's matching contribution vests 40% with the employee after two years and 20% per year thereafter. The Company's expense to match employee contributions for the years ended June 30, 2002, 2001 and 2000, was approximately $3.6 million, $3.2 million and $2.6 million, respectively.

11. RESTRUCTURING, BUSINESS DIVESTITURES AND OTHER CHARGES

The Company recorded a pre-tax restructuring charge of $6.5 million in fiscal 2002 relating to the integration, consolidation, and relocation of certain business operations, primarily as a result of acquisition activity. The

                                          THE BISYS GROUP, INC. and Subsidiaries


restructuring charge includes a provision of $4.2 million for severance-related costs for approximately 200 employees and $2.3 million for facility consolidation and related costs. At June 30, 2002, the remaining accrual amounts to $0.2 million and should be expended during the first quarter of fiscal 2003.

      As a result of the acquisitions of Pictorial and Ascensus in fiscal 2001, the Company recorded a pre-tax restructuring charge of $4.2 million. The charge relates to restructuring activities in the existing businesses within the Insurance and Education Services segment and includes a provision of $2.1 million for severance-related costs for approximately 150 employees, $1.0 million for facility consolidation and related costs, and $1.1 million for impairments relating to the abandonment of certain software and product development efforts. All restructuring activities were completed and amounts expended during fiscal 2001.

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

      Total restructuring, business divestitures and other charges recorded for the years ended June 30, 2002, 2001 and 2000 consisted of the following (in thousands):

                                                        2002      2001      2000
Net gain from divestitures                           $    --   $    --   $(4,320)
Costs to combine or realign operations:
  Compensation related                                 4,185     2,104        --
  Facilities or systems related                        2,290     2,141        --
Loss on contract                                          --        --     3,800
--------------------------------------------------------------------------------
                                                     $ 6,475   $ 4,245   $  (520)
================================================================================

During the years ended June 30, 2002, 2001 and 2000, the following costs were paid or charged against the restructuring related accruals and the liability for loss on the administrative services contract (in thousands):

                                                        2002      2001      2000
Compensation related costs                            $4,014    $2,104    $   --
Facilities or systems related costs                    2,264     2,141        83
Loss on contact                                           --     2,300     1,500
--------------------------------------------------------------------------------
                                                      $6,278    $6,545    $1,583
================================================================================

12. SHAREHOLDER RIGHTS PLAN

The Company has adopted a Shareholder Rights Plan and declared a dividend distribution at the rate of one Right for each share of common stock held of record as of the close of business on May 16, 1997 and for each share of common stock issued thereafter up to the Distribution Date (defined below).

      Each Right entitles holders of common stock to buy one share of common stock of the Company at an exercise price of $175. The Rights would be exercisable, and would detach from the common stock (the "Distribution Date") only if a person or group (i) were to acquire 15 percent or more of the outstanding shares of common stock of the Company; (ii) were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 15 percent or more of the outstanding shares of common stock of the Company; or (iii) were declared by the Board to be an Adverse Person (as defined in the Plan) if such person or group beneficially owns 10 percent or more of the outstanding shares of common stock in the Company. In the event of any occurrence triggering the Distribution Date, each Right would entitle the holder (other than such an acquiring person or group) to purchase the outstanding shares of common stock of the Company (or, in certain circumstances, common stock of the acquiring person) with a value of twice the exercise price of the Rights upon payment of the exercise price. The Company will be entitled to redeem the Rights at $.000625 per Right at any time. The Rights will expire at the close of business on May 16, 2012.

13. NOTES RECEIVABLE FROM STOCKHOLDERS

The Board of Directors has approved and the Company has made loans to certain executive officers to assist them in exercising non-qualified stock options, retaining the underlying shares and paying the applicable taxes resulting from such exercises. These loans bear interest at 2.48% as of June 30, 2002, are full recourse, and are secured by shares of the Company's Common Stock acquired pursuant to the exercise of the options representing up to 120% of the principal amount of the loan. The principal is repayable the later of five years from the date of the loan or the expiration date of the options exercised using such loan proceeds. The principal is also repayable within one year of the employee's death or termination of employment due to disability and within 30 days of voluntary resignation. Interest is payable annually on the anniversary date of each loan.

      The notes receivable of $10.8 million at June 30, 2002 and 2001 are reflected on the accompanying consolidated balance sheet as a reduction in stockholders' equity.

14. STOCK-BASED COMPENSATION PLANS

The Company has stock option and restricted stock purchase plans which provide for granting of options and/or restricted stock to certain employees and outside directors. The options vest primarily over a five-year period at each anniversary date of the grant. These options expire following termination of employment or within ten years of the date of the grant, whichever comes first. Pro

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


forma disclosures are provided for fiscal 2002, 2001 and 2000 as if the Company had adopted the cost recognition requirements of FAS 123 "Accounting for Stock-Based Compensation." At June 30, 2002, options to purchase approximately
7.4 million shares are available for grant under the plans.

      The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions for grants in fiscal 2002, 2001 and 2000: 1) expected dividend yields of 0%, 2) risk-free interest rates ranging from 3.62% to 6.75%, 3) expected volatility of 35% and 4) an expected option life of 4.6 years, 4.5 years and 5 years in fiscal 2002, 2001 and 2000, respectively. For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period of five years for employees. Using these assumptions, the weighted average fair value per option at date of grant for options granted during fiscal 2002, 2001 and 2000 was $10.83, $7.80 and $5.19 respectively.

      Had compensation expense been recognized for the Company's stock-based compensation plans in accordance with FAS 123, the pro forma net income and earnings per share for the years ended June 30, 2002, 2001 and 2000 would have been as follows (in thousands, except per share data):

                                                   2002        2001        2000
                                              Pro Forma   Pro Forma   Pro Forma
Net income                                      $90,964     $62,295     $57,169
Basic earnings per share                        $  0.78     $  0.55     $  0.53
Diluted earnings per share                      $  0.74     $  0.52     $  0.51
================================================================================

The following is a summary of stock option activity for the years ended June 30, 2002, 2001 and 2000. All share and price information has been adjusted to reflect the two-for-one stock splits declared in September 2000 and January 2002 (options in thousands).

                                              2002                      2001                      2000
                                                   Weighted                  Weighted                  Weighted
                                                    Average                   Average                   Average
                                                   Exercise                  Exercise                  Exercise
                                      Options         Price     Options         Price     Options         Price
----------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       14,278        $13.93      15,033        $10.34      16,818        $ 8.49
Options assumed in acquisitions            --            --         409        $ 6.46          --            --
Options granted-original                2,770        $29.71       4,946        $16.83       4.065        $13.05
Options granted-reload                    907        $28.88       1,968        $22.48         835        $11.88
Options exercised                      (3,862)       $11.17      (6,420)       $10.20      (4,995)       $ 6.39
Options cancelled                        (690)       $15.98      (1,658)       $12.17      (1,690)       $10.84
----------------------------------------------------------------------------------------------------------------
Outstanding at end of year             13,403        $18.87      14,278        $13.93      15,033        $10.34
================================================================================================================
Exercisable at end of year              4,206        $16.68       3,366        $ 9.11       4,830        $ 8.38
================================================================================================================

The following summarizes information about the Company's stock options outstanding at June 30, 2002 (options in thousands):

                                                          Weighted           Weighted                           Weighted
                                                           Average            Average                            Average
                                                          Exercise     Remaining Life                     Exercise Price
Range of Exercise Prices          Options Outstanding        Price         (in years)     Exercisable     of Exercisable
-------------------------------------------------------------------------------------------------------------------------
$ 0.01-$10.00                                   1,887       $ 7.95                4.8           1,404             $ 7.67
$10.01-$20.00                                   6,377       $14.18                7.4           1,257             $13.81
$20.01-$30.00                                   4,080       $27.39                8.0           1,475             $27.06
$30.01-$40.00                                   1,059       $33.44                8.6              70             $30.60
=========================================================================================================================

15. BUSINESS SEGMENT INFORMATION

The Company is a leading provider of business process outsourcing solutions to financial institutions and other financial organizations. The Company's operations have been classified into three business segments: Investment Services, Insurance and Education Services, and Information Services.

      The Company's reportable segments are separately managed strategic business units that offer different products and services, and are based on the Company's method of internal reporting. The Investment Services segment provides business process outsourcing services, including administration and distribution, to domestic and offshore mutual fund complexes, hedge funds and

                                          THE BISYS GROUP, INC. and Subsidiaries


private equity funds and retirement plan services to small to mid-size 401(k) plans. The Insurance and Education Services segment provides distribution solutions for annuities and life, long-term care, disability and special risk insurance products; offers certification and continuing education training for insurance and investment professionals; and provides licensing-related software products and services. The Information Services segment provides information processing and check imaging solutions to financial services companies, and asset retention solutions to insurance companies.

      Summarized financial information by business segment and for corporate operations for the years ended June 30, 2002, 2001 and 2000 is presented below (in thousands). Results for fiscal 2002 exclude goodwill amortization due to the adoption of FAS 142.

                                                   2002              2001              2000
Revenues:
   Investment Services                      $   449,930       $   359,300       $   303,106
   Insurance and Education Services             218,185           164,737            89,841
   Information Services                         197,590           177,720           178,454
--------------------------------------------------------------------------------------------
      Total                                 $   865,705       $   701,757       $   571,401
============================================================================================

Operating earnings (loss):
   Investment Services                      $    77,449       $    59,421       $    53,212
   Insurance and Education Services              94,847            62,289            31,436
   Information Services                          54,895            45,844            44,816
   Corporate                                    (20,765)          (16,713)          (13,994)
--------------------------------------------------------------------------------------------
      Total                                 $   206,426       $   150,841       $   115,470
============================================================================================

Assets:
   Investment Services                      $   567,604       $   369,042       $   200,111
   Insurance and Education Services             488,244           368,800           235,585
   Information Services                         133,444           122,685           111,868
   Corporate                                     56,859           142,674            53,487
--------------------------------------------------------------------------------------------
      Total                                 $ 1,246,151       $ 1,003,201       $   601,051
============================================================================================

Depreciation and amortization expense:
   Investment Services                      $    17,983       $    14,844       $    11,335
   Insurance and Education Services              11,269            15,896             6,649
   Information Services                          10,334            11,253            12,004
   Corporate                                      1,014               810               707
--------------------------------------------------------------------------------------------
      Total                                 $    40,600       $    42,803       $    30,695
============================================================================================

Capital expenditures:
   Investment Services                      $    18,863       $    11,591       $    12,196
   Insurance and Education Services               7,107             4,979             5,600
   Information Services                          14,072            12,088            10,190
   Corporate                                        989               946             1,151
--------------------------------------------------------------------------------------------
      Total                                 $    41,031       $    29,604       $    29,137
============================================================================================

The following is a reconciliation of operating earnings to the Company's consolidated total (in thousands):

                                                                     2002          2001          2000
Total operating earnings for reportable segments                 $206,426      $150,841      $115,470
Restructuring, business divestitures and other charges, net        (6,475)       (4,245)          520
------------------------------------------------------------------------------------------------------
Total operating earnings                                         $199,951      $146,596      $115,990
======================================================================================================

The net revenues of each segment are principally domestic, and no single customer accounted for 10% or more of the consolidated revenues for the years ended June 30, 2002, 2001 and 2000.

MARKET PRICE INFORMATION
(unaudited)


The following information relates to the Company's $0.02 par value common stock which is traded on the New York Stock Exchange under the symbol BSG. Price information on the Company's common stock is presented below and has been adjusted to reflect the two-for-one stock splits declared in September 2000 and January 2002.

                                         FISCAL 2002              FISCAL 2001
--------------------------------------------------------------------------------
QUARTER ENDED                           HIGH        LOW          HIGH        LOW
September 30                          $31.70     $24.60        $20.50     $14.22

December 31                            32.00      22.12         26.84      18.84

March 31                               35.60      29.62         28.31      22.06

June 30                                35.90      31.15         29.96      22.31
================================================================================

At June 30, 2002, the Company's common stock was held by 1,141 stockholders of record. It is estimated that an additional 22,500 stockholders own the Company's common stock through nominee or street name accounts with brokers.

CONSOLIDATED QUARTERLY RESULTS
(unaudited, in thousands, except per share data)

                                                          FISCAL 2002
---------------------------------------------------------------------------------------
QUARTER ENDED                               SEP 30      DEC 31      MAR 31      JUN 30
Revenues                                  $196,531    $209,908    $220,539    $238,727

Operating earnings                          33,244      46,045      56,763      63,899

Income before income tax provision          30,929      43,158      53,621      60,141

Net income                                  18,943      26,435      33,194      37,289
=======================================================================================
Basic earnings per share(1)               $   0.16    $   0.22    $   0.28    $   0.31

Diluted earnings per share(1)             $   0.15    $   0.22    $   0.27    $   0.30
=======================================================================================

                                                          FISCAL 2001
---------------------------------------------------------------------------------------
QUARTER ENDED                               SEP 30      DEC 31      MAR 31      JUN 30
Revenues                                  $161,441    $168,303    $177,359    $194,654

Operating earnings                          23,106      33,109      41,886      48,495

Income before income tax provision          21,344      31,241      40,753      47,356

Net income                                  12,912      18,902      24,655      28,651
=======================================================================================
Basic earnings per share(1)               $   0.12    $   0.17    $   0.21    $   0.25

Diluted earnings per share(1)             $   0.11    $   0.16    $   0.20    $   0.23
=======================================================================================

(1)   Restated for stock splits


40