Form 10-K, Exhibit 13
period 2003-06-30
BISYS GROUP INC
filed 2003-09-19
CIK 883587

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA
(in thousands, except per share data)

The following data should be read in conjunction with the consolidated financial statements and related notes thereto and management's discussion and analysis of results of operations and financial condition included elsewhere in this annual report.

INCOME STATEMENT DATA: (1)(2)

FOR YEARS ENDED JUNE 30,                             2003           2002           2001           2000          1999
Revenues                                         $   958,419    $   865,705    $   701,757    $   571,401    $   472,676
------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses:
  Service and operating                              558,824        488,411        398,411        326,315        266,800
  Selling, general and administrative                176,728        157,743        132,001        118,172        103,728
  Amortization of goodwill                                 -              -         11,486          7,540          5,398
  Amortization of intangible assets                   18,822         13,125          9,018          3,904          2,358
  Restructuring, business divestitures
    and other charges, net                            12,079          6,475          4,245           (520)           400
  Acquired in-process research and development             -              -              -              -         19,000
------------------------------------------------------------------------------------------------------------------------
Total operating costs and expenses                   766,453        665,754        555,161        455,411        397,684
------------------------------------------------------------------------------------------------------------------------
Operating earnings                                   191,966        199,951        146,596        115,990         74,992
Interest income                                        1,475          3,599          5,646          3,183          2,690
Interest expense                                     (18,146)       (15,701)       (11,548)        (3,134)        (1,490)
------------------------------------------------------------------------------------------------------------------------
Income before income taxes                           175,295        187,849        140,694        116,039         76,192
Income taxes                                          63,472         71,988         55,574         45,835         38,076
------------------------------------------------------------------------------------------------------------------------
Net income                                       $   111,823    $   115,861    $    85,120    $    70,204    $    38,116
========================================================================================================================
Basic earnings per share                         $      0.93    $      0.98    $      0.74    $      0.64    $      0.36
Diluted earnings per share                       $      0.92    $      0.94    $      0.71    $      0.62    $      0.34
========================================================================================================================

BALANCE SHEET DATA:
JUNE 30,
Total assets                                     $ 1,526,893    $ 1,246,151    $ 1,003,201    $   601,051    $   459,661
Short-term borrowings                                172,000         93,000              -        115,000         52,000
Long-term debt, including current maturities         300,000        300,000        300,578              -              -
Stockholders' equity                                 785,061        682,618        527,950        361,537        288,506
========================================================================================================================

(1) Per share amounts restated for stock splits

(2) Includes amortization of goodwill, net of tax, of $8.1 million, $5.5 million, and $4.0 million in fiscal 2001, 2000, and 1999, respectively ($0.07, $0.04, and $0.04 per diluted share, respectively). See Note 1 to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The BISYS Group, Inc. and subsidiaries (the "Company") provides outsourcing solutions to and through financial organizations. The following table presents the percentage of revenues represented by each item in the Company's consolidated income statements for the periods indicated. Information for fiscal 2001 has been adjusted to exclude goodwill amortization of $11.5 million and related tax effects of $3.4 million for comparability purposes.

                                                                  AS ADJUSTED
FOR YEARS ENDED JUNE 30,                     2003        2002        2001
=============================================================================
Revenues                                    100.0%      100.0%      100.0%
-----------------------------------------------------------------------------
Operating costs and expenses:
  Service and operating                      58.3        56.4        56.8
  Selling, general and administrative        18.4        18.2        18.8
  Amortization of intangible assets           2.0         1.5         1.3
  Restructuring charges                       1.3         0.8         0.6
-----------------------------------------------------------------------------
Total operating costs and expenses           80.0        76.9        77.5
-----------------------------------------------------------------------------
Operating earnings                           20.0        23.1        22.5
Interest income                               0.2         0.4         0.8
Interest expense                             (1.9)       (1.8)       (1.7)
-----------------------------------------------------------------------------
Income before income taxes                   18.3        21.7        21.6
Income taxes                                  6.6         8.3         8.4
-----------------------------------------------------------------------------
Net income                                   11.7%       13.4%       13.2%
=============================================================================

Revenues increased $92.7 million in fiscal 2003 and $163.9 million in fiscal 2002, representing increases of 10.7% and 23.4%, respectively. Growth in fiscal 2003 and 2002 was derived from existing client growth, cross-sales to existing clients, sales to new clients and revenues from acquired businesses. Revenue growth from acquired businesses approximated $70.8 million in fiscal 2003 and $80.1 million in fiscal 2002.

         Service and operating expenses increased $70.4 million in fiscal 2003 and $90.0 million in fiscal 2002, representing increases of 14.4% and 22.6%, respectively. Service and operating expenses increased as a percentage of revenues in fiscal 2003 by 1.9% to 58.3%, and decreased by 0.4% to 56.4% in fiscal 2002. The dollar increases resulted from additional costs associated with greater revenues. The fiscal 2003 increase as a percentage of revenues resulted from business acquisitions and changes in the mix of the Company's business.

         Selling, general and administrative expenses increased $19.0 million, or 12.0%, and increased as a percentage of revenues by 0.2% to 18.4% in fiscal 2003 and increased $25.7 million, or 19.5%, and decreased as a percentage of revenues by 0.6% to 18.2% in fiscal 2002. The dollar increase in fiscal 2003 and 2002 resulted from additional costs associated with greater revenues. The decrease as a percentage of revenues in fiscal 2002 resulted from further utilization of existing general and administrative support resources.

         Amortization of intangible assets was $18.8 million in fiscal 2003, compared to $13.1 million in fiscal 2002 and $9.0 million in fiscal 2001. The increases in fiscal 2003 and fiscal 2002 were due to the higher level of intangible assets associated with recently acquired businesses and customer contracts.

         The Company recorded a pre-tax restructuring charge of $12.1 million in fiscal 2003, relating to the integration, consolidation and relocation of certain business operations, primarily as a result of acquisition activity and the downsizing of certain areas in the investment, insurance, education and check imaging businesses. The restructuring charge includes a provision of $7.2 million for severance-related costs for approximately 300 employees and $4.9 million for facility closure and related costs. At June 30, 2003, the remaining accrual amounts to $2.0 million and primarily relates to lease costs for facility closures. The Company is presently evaluating opportunities to further integrate and consolidate certain business operations during fiscal 2004.

         The Company recorded a pre-tax restructuring charge of $6.5 million in fiscal 2002 relating to the integration, consolidation, and relocation of certain business operations, primarily as a result of acquisition activity. The restructuring charge included a provision of $4.2 million for severance-related costs for approximately 200 employees and $2.3 million for facility consolidation and related costs. All restructuring activities in connection with this charge were completed by the end of the first quarter of fiscal 2003.

         As a result of the acquisitions of Pictorial and Ascensus, the Company recorded a pretax restructuring charge of $4.2 million in fiscal 2001. The charge related to restructuring activities in the existing businesses within the Insurance and Education Services segment and included a provision of $2.1 million for severance-related costs for approximately 150 employees, $1.0 million for facility consolidation and related costs, and $1.1 million for impairments relating to the abandonment of certain software and product development efforts. All restructuring activities were completed and amounts expended during fiscal 2001.

         Operating earnings decreased by $8.0 million to $192.0 million in fiscal 2003 and decreased as a percentage of revenues from 23.1% to 20.0%. The decrease was primarily due to a larger restructuring charge in fiscal 2003, the overall economic downturn that adversely impacted the Company's Investment Services segment, and decline in sales of high-end insurance products and securities-related educational materials in the Insurance and Education Services segment. Adjusted operating earnings increased by $41.9 million to $200.0 million in fiscal 2002, and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

increased as a percentage of revenues from 22.5% to 23.1%. The increase was primarily due to revenue gains and synergies realized from consolidation of acquired businesses.

         Operating results, before amortization of intangibles and restructuring charges, resulted in margins of 23.3%, 25.4%, and 24.4% for fiscal 2003, 2002, and 2001, respectively. The margin decrease in fiscal 2003 was generally due to changes in the mix of business, the overall economic downturn that adversely impacted the Company's Investment Services segment, and decline in sales of high-end insurance products and securities-related educational materials in the Insurance and Education Services segment. The margin increase in fiscal year 2002 was attributable to internal growth, improved operating leverage through cost efficiencies and increased volumes, and faster growth from the higher-margin Insurance and Education Services Group.

         Interest income was $1.5 million in fiscal 2003 compared to $3.6 million in fiscal 2002 and $5.6 million in fiscal 2001. The decreases in fiscal 2003 and 2002 were due to lower interest rates and reduced levels of interest-bearing assets.

         Interest expense was $18.1 million in fiscal 2003 compared to $15.7 million in fiscal 2002 and $11.5 million in fiscal 2001. The increase in fiscal 2003 was due to the interest costs associated with additional borrowings for acquisitions under the Company's revolving credit facility. The increase in fiscal 2002 was due to interest costs associated with additional borrowings for acquisitions, including the convertible debt offering in March 2001.

         The provision for income taxes reflects an effective tax rate of 36.2%, 38.3%, and 39.5% for fiscal 2003, 2002, and 2001, respectively. The decrease in the effective tax rate in fiscal 2003 is primarily due to the impact of lower tax rates in foreign tax jurisdictions for recently acquired businesses and to recently enacted tax law changes. The decrease in the effective tax rate in fiscal 2002 is primarily due to the cessation of goodwill amortization and the impact of lower tax rates in foreign tax jurisdictions for recently acquired businesses. The Company's effective tax rate in fiscal 2004 is expected to be between 37.0% and 37.5%. The Company anticipates that the undistributed earnings of foreign subsidiaries will continue to be reinvested in the foreseeable future.

SEGMENT INFORMATION

The following table sets forth operating revenue and operating income by business segment and for corporate operations for the years ended June 30, 2003, 2002, and 2001. Restructuring charges are excluded from the operating results of the segment for a better understanding of the underlying performance of each segment.

         Additionally, adjusted information has been presented for the year ended June 30, 2001 to exclude goodwill amortization for comparative purposes. The ensuing discussion of operating income and margins compares fiscal 2003 and 2002 actual results with fiscal 2001 results, adjusted to exclude goodwill amortization.

                                 (IN THOUSANDS)

                                             AS ADJUSTED
                              2003         2002         2001
Operating revenue:
 Investment Services       $ 498,531    $ 449,930    $ 359,300
 Insurance and
     Education Services      244,835      218,185      164,737
 Information Services        215,053      197,590      177,720
--------------------------------------------------------------
Total operating revenue    $ 958,419    $ 865,705    $ 701,757
==============================================================

Operating income (loss):
 Investment Services       $  77,556    $  77,449    $  62,077
 Insurance and
     Education Services       88,532       94,847       68,548
 Information Services         59,387       54,895       48,415
 Corporate                   (21,430)     (20,765)     (16,713)
--------------------------------------------------------------
Total operating income     $ 204,045    $ 206,426    $ 162,327
==============================================================

Internal revenue growth in fiscal 2003 for Investment Services, Insurance and Education Services, and Information Services approximated 3%, (4)% and 9%, respectively. A substantial portion of the Company's revenues are recurring in nature and are derived from long-term customer contracts with terms that generally average from three to five years. The Company's internal revenue growth approximated 3% for fiscal year 2003.

         Revenue in the Investment Services business segment increased $48.6 million in fiscal 2003 and $90.6 million in fiscal 2002, representing increases of 10.8% and 25.2%, respectively. The revenue increase in fiscal 2003 was due to recent acquisitions and internal growth of 3% including the acquisition of several new clients, primarily in the 401(k) plan record keeping business. The revenue increase in fiscal 2002 was due to internal growth and several acquisitions. Operating income in the Investment Services business segment increased $0.1 million in fiscal 2003 and increased $15.4 million in fiscal 2002, resulting in margins of 15.6%, 17.2%, and 17.3% in fiscal 2003, 2002, and 2001, respectively. Margins declined in fiscal 2003 primarily as a result of lower revenue growth and changes in business mix. The Company is evaluating its transfer agency services market position and alternatives in Europe following the acquisition of two of the Company's significant customers by acquirers with existing transfer agency capabilities.

         Revenue in the Insurance and Education Services business segment increased $26.7 million in fiscal 2003 and $53.4 million in fiscal 2002, representing increases of 12.2% and 32.4%, respectively. Revenue growth in fiscal 2003 was attributable to acquisitions offset by a decline in internal revenue of 4%. The decrease in internal revenue was due to the decline in sales of high-end products in the Insurance Services division and the adverse impact of the overall economic downturn on sales of educational materials in the Education Services division. Revenue growth in fiscal 2002 was attributable to internal growth and several acquisitions. Operating income in the Insurance and Education Services business segment decreased $6.3 million in fiscal 2003 and increased $26.3 million in fiscal 2002, resulting in margins of 36.2%, 43.5%, and 41.6% in fiscal 2003, 2002, and 2001, respectively. Margins declined in fiscal

2003 primarily due to the same factors that resulted in the decline in internal revenue. Margins increased in fiscal 2002 due to high-end sales and leverage gained from higher volumes.

         Revenue in the Information Services business segment increased $17.5 million in fiscal 2003 and $19.9 million in fiscal 2002, representing increases of 8.8% and 11.2%, respectively. The increases in revenue growth were due to existing client growth, cross sales of ancillary products and services to existing clients, and sales to new clients. Operating income in the Information Services business segment increased $4.5 million in fiscal 2003 and $6.5 million in fiscal 2002, resulting in operating margins of 27.6%, 27.8%, and 27.2% for fiscal 2003, 2002, and 2001, respectively.

         Corporate operations represent charges for the Company's executive, human resources, legal, accounting and finance functions, and various other unallocated overhead charges.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003, the Company had cash and cash equivalents of $79.6 million and working capital of approximately $20.1 million.

         At June 30, 2003, the Company had outstanding borrowings against its $300.0 million revolving credit facility of $172.0 million, bearing interest at LIBOR plus a margin of 0.875% (2.00% at June 30, 2003). The weighted average interest rate is 2.04% on all outstanding borrowings under the facility at June 30, 2003.

         The facility is used to support the Company's working capital requirements and fund the Company's future acquisitions. The facility expires June 30, 2004 and the Company expects to renew the facility prior to its expiration. At June 30, 2003, the Company had $2.7 million outstanding in the form of letters of credit and $300.0 million of outstanding 4% convertible subordinated notes due March 2006. The Company's debt ratio (total debt/total debt plus equity) is 0.38 at June 30, 2003, and the Company's maximum debt ratio may not exceed 0.50 under the terms of the revolving credit facility, as amended. At June 30, 2003, the Company is in compliance with all financial covenants required by the credit facility.

         Accounts receivable represented 44 and 50 days sales outstanding (DSO) at June 30, 2003 and 2002, respectively, based on quarterly revenues. The improvement in DSO is attributable to the Company's ongoing efforts to actively pursue collection of aged receivables and to establish billing and payment terms that are more favorable to the Company. The calculation of DSO for accounts receivable excludes insurance premiums and commissions receivable arising from the Company's insurance-related business. DSO is less relevant for this type of receivable because it includes premiums that are ultimately remitted to the insurer and not recognized as revenue. Additionally, certain life insurance commissions due from insurance carriers have customary collection terms of up to twelve months.

         For the year ended June 30, 2003, operating activities provided cash of $171.2 million, primarily as a result of net income of $111.8 million, depreciation and amortization of $49.7 million, deferred income taxes of $16.8 million and improved DSO's for accounts receivable. Investing activities used cash of $229.6 million, primarily for the acquisition of businesses of $155.9 million, capital expenditures of $43.1 million, and purchases of intangibles of $27.8 million. Financing activities provided cash of $59.6 million, primarily from $79.0 million of net proceeds from short-term borrowings, $9.6 million of proceeds from the exercise of stock options, and $4.6 million from the issuance of common stock in connection with the Company's annual employee stock purchase plan, offset by repurchases of common stock of $33.4 million.

         For the years ended June 30, 2002 and 2001, operating activities provided cash of $128.9 million and $113.8 million, respectively. Investing activities used cash of $315.5 million and $231.5 million in fiscal 2002 and 2001, respectively. Financing activities provided cash of $105.6 million in fiscal 2002 and $206.9 million in fiscal 2001.

         The Company's strategy includes the acquisition of complementary businesses financed by a combination of internally generated funds, borrowings from the revolving credit facility, long-term debt and common stock. The Company's policy is to retain earnings to support future business opportunities, rather than to pay dividends. In January 1999, the Company's Board of Directors authorized a stock buy-back program of up to $100 million of its outstanding common stock. From January 1999 through September 2002, the Company purchased approximately 4.25 million shares of its common stock under the stock buy-back program for $70.4 million.

         At its August 15, 2002 meeting, the Board of Directors authorized a new stock buy-back program of up to $100 million to supersede and replace the former program effective upon completion of an amendment to the Company's revolving credit facility modifying certain buy-back provisions. The amendment to the credit facility became effective on September 24, 2002. Between September 24, 2002 and June 30, 2003, the Company purchased 0.3 million shares for $4.8 million under the new stock buy-back program, leaving $95.2 million available for future purchases. Purchases have occurred and are expected to continue to occur from time to time in the open market to offset the possible dilutive effect of shares issued under employee benefit plans, for possible use in future acquisitions, and for general and other corporate purposes.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

from other sources. Actual results may differ from these estimates in the near term.

         The following is a discussion of the critical accounting policies that, in the Company's view, require significant use of judgment.

Allowance for doubtful accounts - The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of BISYS' customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Goodwill and intangible assets. The Company carries goodwill and intangible assets that were initially recognized as a result of business acquisitions. In accordance with FAS 142, the Company must reevaluate the valuation of the goodwill and intangible assets at least annually by comparing the fair value and carrying value of the reporting unit to which the goodwill and intangible assets relate. If the carrying value of the reporting unit exceeds its fair value, the Company must recognize an impairment loss for the excess of carrying value over fair value. The estimate of a reporting unit's fair value requires the use of assumptions and estimates regarding the reporting unit's future cash flows and discount rates. Changes in the business supporting the goodwill and intangible assets may affect management's assessment of the recoverability of goodwill and intangible assets.

Restructuring charges - As discussed in Note 11 to the Consolidated Financial Statements, the Company has established reserves in fiscal 2003 and 2002 related to restructuring activities to integrate, consolidate and relocate certain business operations primarily as a result of recent acquisitions. The reserves are based on the estimated costs of employee terminations and benefits, facility consolidations, and other costs directly related to the Company's reorganization plans and incremental to the Company's normal operating costs. The actual costs related to these plans may differ from management's estimates.


Income taxes - The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Contingencies - Accounting for contingencies, such as litigation, tax assessments, self-insurance and acquisition-related liabilities, requires the Company to estimate the expected costs of events which have already occurred but which the Company has not completely resolved. Judgements exceeding established reserves or changes in circumstances requiring management to update its estimates may materially affect the Company's financial position and operating results.

Revenue recognition - The Company records revenue as earned from services provided in the periods in which the services are performed. Future interpretations of existing accounting standards or changes in the Company's business practices could result in changes in the Company's revenue recognition accounting policies that could have a material effect on the Company's results of operations and business.

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

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

The management of the Company assumes responsibility for the integrity and objectivity of the information in the fiscal 2003 Annual Report. The information was prepared in conformity with accounting principles generally accepted in the United States of America and reflects the best judgment of management.

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

/s/ Dennis R. Sheehan

DENNIS R. SHEEHAN
President and Chief Executive Officer

/s/ Andrew C. Corbin

ANDREW C. CORBIN
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE BISYS GROUP, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of The BISYS Group, Inc. and its subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 4 to the consolidated financial statements, effective July 1, 2001, the Company changed its method of accounting for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

/s/ PrircewaterhouseCoopers LLP

New York, New York
July 29, 2003

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

FOR YEARS ENDED JUNE 30,                       2003         2002         2001
Revenues                                    $ 958,419    $ 865,705    $ 701,757
-------------------------------------------------------------------------------
Operating costs and expenses:

  Service and operating                       558,824      488,411      398,411

  Selling, general and administrative         176,728      157,743      132,001

  Amortization of goodwill                         --           --       11,486

  Amortization of intangible assets            18,822       13,125        9,018

  Restructuring charges                        12,079        6,475        4,245
-------------------------------------------------------------------------------

Total operating costs and expenses            766,453      665,754      555,161
-------------------------------------------------------------------------------

Operating earnings                            191,966      199,951      146,596

Interest income                                 1,475        3,599        5,646

Interest expense                              (18,146)     (15,701)     (11,548)
-------------------------------------------------------------------------------

Income before income taxes                    175,295      187,849      140,694

Income taxes                                   63,472       71,988       55,574
-------------------------------------------------------------------------------

Net income                                  $ 111,823    $ 115,861    $  85,120
===============================================================================

Basic earnings per share                    $    0.93    $    0.98    $    0.74

Diluted earnings per share                  $    0.92    $    0.94    $    0.71
===============================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

JUNE 30,                                                                  2003                  2002
ASSETS
Current assets:
  Cash and cash equivalents                                          $    79,558            $    78,371
  Accounts receivable, net                                                96,237                101,851
  Insurance premiums and commissions receivable                          169,780                 95,146
  Deferred tax asset                                                      13,655                  9,466
  Other current assets                                                    61,409                 35,401
-------------------------------------------------------------------------------------------------------
Total current assets                                                     420,639                320,235
Property and equipment, net                                              107,152                 94,711
Goodwill                                                                 749,227                623,250
Intangible assets, net                                                   206,036                159,391
Other assets                                                              43,839                 48,564
-------------------------------------------------------------------------------------------------------
Total assets                                                         $ 1,526,893            $ 1,246,151
=======================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings                                              $   172,000            $    93,000
  Accounts payable                                                        21,518                 16,492
  Insurance premiums and commissions payable                              79,398                      -
  Other current liabilities                                              127,643                125,012
-------------------------------------------------------------------------------------------------------
Total current liabilities                                                400,559                234,504
Long-term debt                                                           300,000                300,000
Deferred tax liability                                                    37,247                 16,670
Other liabilities                                                          4,026                 12,359
-------------------------------------------------------------------------------------------------------
Total liabilities                                                        741,832                563,533
-------------------------------------------------------------------------------------------------------

Commitments and contingencies (see Note 7)

STOCKHOLDERS' EQUITY
Common stock, $0.02 par value, 320,000,000 shares authorized;
  120,274,571 and 119,880,003 shares issued                                2,405                  2,398
Additional paid-in capital                                               378,986                370,854
Retained earnings                                                        417,533                320,790
Notes receivable from stockholders                                       (10,776)               (10,776)
Employee benefit trust, 344,207 shares                                    (5,676)                     -
Deferred compensation                                                      5,752                      -
Accumulated other comprehensive loss                                        (340)                  (648)
Treasury stock at cost, 141,118 shares                                    (2,823)                     -
-------------------------------------------------------------------------------------------------------
Total stockholders' equity                                               785,061                682,618
-------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                           $ 1,526,893            $ 1,246,151
=======================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(in thousands)


                                                         COMMON STOCK       ADDITIONAL
FOR YEARS ENDED JUNE 30, 2001,                       --------------------     PAID-IN      RETAINED
2002 AND 2003                                        SHARES      AMOUNT       CAPITAL      EARNINGS
BALANCE, JUNE 30, 2000                               27,807     $    556    $ 220,558     $ 151,874
===================================================================================================
Exercise of stock options                             1,748           35       39,304       (17,588)
Tax benefit of stock options exercised                    -            -       20,460             -
Issuance of common stock                                111            2        3,063             -
Common stock issued in acquisitions                     472           10       36,138             -
Foreign currency translation adjustment                   -            -            -             -
Two-for-one stock split                              28,284          565         (565)            -
Net income                                                -            -            -        85,120
---------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2001                               58,422        1,168      318,958       219,406
===================================================================================================
Exercise of stock options                             1,868           38       28,074       (14,477)
Tax benefit of stock options exercised                    -            -       19,688             -
Issuance of common stock                                 94            2        4,224             -
Common stock options issued in acquisitions              32            1        1,099             -
Repurchases of common stock                               -            -            -             -
Foreign currency translation adjustment                   -            -            -             -
Two-for-one stock split                              59,464        1,189       (1,189)            -
Net income                                                -            -            -       115,861
---------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2002                              119,880        2,398      370,854       320,790
===================================================================================================
Exercise of stock options                               395            7        4,443       (10,532)
Tax benefit of stock options exercised                    -            -        3,689             -
Issuance of common stock                                  -            -            -        (4,548)
Repurchases of common stock                               -            -            -             -
Employee benefit trust                                    -            -            -             -
Deferred compensation                                     -            -            -             -
Foreign currency translation adjustment                   -            -            -             -
Net income                                                -            -            -       111,823
---------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2003                              120,275    $   2,405    $ 378,986     $ 417,533
===================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

   NOTES                                                  ACCUMULATED
RECEIVABLE      EMPLOYEE BENEFIT TRUST                       OTHER             TREASURY STOCK
   FROM         ----------------------       DEFERRED    COMPREHENSIVE      --------------------
STOCKHOLDERS     SHARES      AMOUNT        COMPENSATION   INCOME (LOSS)      SHARES      AMOUNT       TOTAL
$ (11,347)           -     $      -        $        -      $ (104)               -     $       -    $ 361,537
=============================================================================================================
      571            -            -                 -           -                -             -       22,322
        -            -            -                 -           -                -             -       20,460
        -            -            -                 -           -                -             -        3,065
        -            -            -                 -           -                -             -       36,148
        -            -            -                 -        (702)               -             -         (702)
        -            -            -                 -           -                -             -            -
        -            -            -                 -           -                -             -       85,120
-------------------------------------------------------------------------------------------------------------
  (10,776)           -            -                 -        (806)               -             -      527,950
=============================================================================================================
        -            -            -                 -           -              (72)        2,684       16,319
        -            -            -                 -           -                -             -       19,688
        -            -            -                 -           -                -             -        4,226
        -            -            -                 -           -                -             -        1,100
        -            -            -                 -           -               59        (2,684)      (2,684)
        -            -            -                 -         158                -             -          158
        -            -            -                 -           -               13             -            -
        -            -            -                 -           -                -             -      115,861
-------------------------------------------------------------------------------------------------------------
  (10,776)           -            -                 -        (648)               -             -      682,618
=============================================================================================================
        -            -            -                 -           -             (625)       15,762        9,680
        -            -            -                 -           -                -             -        3,689
        -           (2)          29               (29)          -             (339)        9,129        4,581
        -            -            -                 -           -             1,451      (33,419)     (33,419)
        -          346       (5,705)                -           -             (346)        5,705            -
        -            -            -             5,781           -                -             -        5,781
        -            -            -                 -         308                -             -          308
        -            -            -                 -           -                -             -      111,823
-------------------------------------------------------------------------------------------------------------
$ (10,776)         344     $ (5,676)       $    5,752      $ (340)             141     $  (2,823)   $ 785,061
=============================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

FOR YEARS ENDED JUNE 30,                                                                     2003        2002          2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                               $  111,823  $  115,861    $   85,120
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                             49,704      40,600        42,803
   Restructuring charges                                                                     12,079       6,475         4,245
   Deferred income tax provision                                                             16,813      17,326        11,284
 Change in assets and liabilities, net of effects from acquisitions:
   Accounts receivable, net                                                                   5,540       3,655          (313)
   Insurance premiums and commissions receivable                                            (33,688)    (43,819)      (24,593)
   Other current assets                                                                      (6,220)     (4,765)       (5,738)
   Other assets                                                                                 283       3,274          (963)
   Accounts payable                                                                           4,223       1,720        (3,676)
   Insurance premiums and commissions payable                                                21,193           -             -
   Other current liabilities                                                                (10,510)    (11,381)        5,635
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                   171,240     128,946       113,804
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired                                            (155,872)   (269,948)     (192,886)
Proceeds from dispositions, net of expenses paid                                                235        (521)       (1,560)
Capital expenditures                                                                        (43,106)    (39,310)      (28,509)
Change in other investments                                                                  (3,102)      2,110        (4,259)
Purchase of intangible assets                                                               (27,763)     (7,862)       (4,255)
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                      (229,608)   (315,531)     (231,469)
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term borrowings, net                                                                   79,000      93,000      (115,000)
Proceeds from convertible debt offering, net of expenses paid                                     -           -       292,050
Exercise of stock options                                                                     9,646      11,593        26,480
Issuance of common stock                                                                      4,581       4,226         3,065
Repurchases of common stock                                                                 (33,419)     (2,684)            -
Other                                                                                          (253)       (578)          292
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                    59,555     105,557       206,887
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                          1,187     (81,028)       89,222
Cash and cash equivalents at beginning of year                                               78,371     159,399        70,177
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                  $  79,558   $  78,371    $  159,399
=============================================================================================================================

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for:
Interest                                                                                  $  15,876   $  13,137    $    7,209
Income taxes                                                                              $  42,277   $  32,218    $   16,758
=============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         THE COMPANY

         The BISYS Group, Inc. and subsidiaries ("BISYS" or the "Company") is a leading provider of business process outsourcing solutions for the financial services sector.

         BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of The BISYS Group, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts reported in fiscal 2001 and 2002 have been reclassified to conform to the fiscal 2003 presentation.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less, including $2.3 million and $6.4 million of overnight repurchase agreements at June 30, 2003 and 2002, respectively. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

         RESTRICTED CASH

         Unremitted insurance premiums, included in other current assets, are held in a fiduciary capacity and approximated $26.6 million at June 30, 2003. The period for which the Company holds such funds is dependent upon the date the agent or broker remits the payment of the premium to the Company and the date the Company is required to forward such payment to the insurer.

         RECEIVABLES

         A majority of the Company's receivables are from banks, investment firms, insurance companies and retail insurance brokers which approximated $42.5 million, $39.3 million, $128.6 million, and $47.4 million, respectively, at June 30, 2003. The Company performs appropriate credit evaluations of its customers and generally does not require collateral for accounts receivable.

         The Company has separately reflected receivables and payables arising from its insurance-related businesses on the accompanying consolidated balance sheets. The captions "insurance premiums and commissions receivable" and "insurance premiums and commissions payable" include insurance premiums and commissions arising from the Company's property and casualty brokerage division and commissions arising from the Company's life insurance brokerage division. In its capacity as a property and casualty wholesale broker, the Company collects premiums from other agents and brokers and, after deducting its commissions, remits the premiums to the respective insurers.

         The Company maintains an allowance for doubtful accounts for estimated losses inherent in its receivable portfolio. Bad debt expense for the years ended June 30, 2003, 2002 and 2001 approximated $9.9 million, $3.2 million, and $4.8 million, respectively. Write-offs for the years ended June 2003, 2002 and 2001 approximated $9.1 million, $5.2 million, and $4.4 million, respectively. At June 30, 2003 and 2002, the Company's allowance for doubtful accounts was approximately $9.8 million and $7.3 million, respectively.

         PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the assets as follows:

                                            ESTIMATED
                                           USEFUL LIVES
                                             (YEARS)
Buildings and leasehold improvements         8 - 40
Data processing equipment and systems        3 - 10
Furniture and fixtures                       3 - 12
Software development costs                   2 -  7
                                             ======

Depreciation expense for the years ended June 30, 2003, 2002 and 2001 was $30.9 million, $27.5 million and $22.3 million, respectively.

         Expenditures for major renewals and improvements are capitalized, while minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to expense as incurred. Disposals are removed at cost less accumulated depreciation with the resulting gain or loss being reflected in operations.

         GOODWILL AND INTANGIBLE ASSETS

         In June 2001, the Financial Accounting Standards Board issued FAS 141, "Business Combinations" and FAS 142, "Goodwill and Other Intangible Assets." FAS 141 addresses the financial accounting and reporting for business combinations. This standard requires that all business combinations be accounted for by the purchase method and intangible assets be recognized as assets apart from goodwill.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. The Company periodically evaluates goodwill for impairment no less than annually by comparing the carrying value to implied fair value for each of its reporting units using a two-step impairment test set forth in FAS 142. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

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

         SOFTWARE COSTS

         The Company capitalizes certain costs incurred to develop new software or enhance existing software which is utilized by the Company to process customer transactions or marketed externally. The Company charges to operations routine maintenance of software, design costs and development costs incurred prior to the establishment of a product's technological feasibility. Costs incurred subsequent to the establishment of a product's technological feasibility are capitalized and amortized over the expected useful life of the related product. Capitalized software costs for fiscal years 2003, 2002 and 2001 approximated $23.2 million, $19.6 million, and $15.0 million, respectively. Software amortization for the years ended June 2003, 2002 and 2001 aproximated $16.7 million, $15.5 million, and $11.7 million, respectively.

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

         The Company recognizes revenue in accordance with the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements.

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

Amounts utilized in per share computations are as follows (in thousands):

YEAR ENDED JUNE 30,         2003       2002       2001
--------------------------------------------------------
Weighted average common
  shares outstanding       119,597    118,623    114,694
Assumed conversion of
  common shares issuable
  under stock plans          2,124      5,236      5,956
--------------------------------------------------------
Weighted average common
  and common equivalent
  shares outstanding       121,721    123,859    120,650
========================================================

On January 24, 2002, the Board of Directors of the Company approved a two-for-one stock split effected in the form of a dividend, payable to shareholders of record as of February 8, 2002. On September 21, 2000, the Board of Directors of the Company approved a two-for-one stock split effected in the form of a dividend, payable to shareholders of record on October 6, 2000. All historical weight-ed average shares and per share amounts have been restated to reflect these stock splits.

         Options to purchase 5,961,031 shares of common stock at various prices ranging from $19.94 to $35.30 were outstanding at June 30, 2003, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of common shares.

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

         STOCK-BASED COMPENSATION

         The Company accounts for its stock option and restricted stock purchase plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees." No stockbased employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table presents the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation
" (in thousands, except per share data). See Note 15.

YEAR ENDED JUNE 30,                      2003           2002          2001
----------------------------------------------------------------------------
Net income, as reported                $111,823       $115,861      $ 85,120

Deduct: Total stock-based
employee compensation
expense determined under
fair value based method for
all awards, net of related tax
effects                                 (17,944)       (24,897)      (22,825)
----------------------------------------------------------------------------

Pro forma net income                   $ 93,879       $ 90,964      $ 62,295
============================================================================

Earnings per share:
Basic, as reported                     $   0.93       $   0.98      $   0.74
Basic, pro forma                       $   0.79       $   0.78      $   0.55
============================================================================

Diluted, as reported                   $   0.92       $   0.94      $   0.71
Diluted, pro forma                     $   0.79       $   0.74      $   0.52
============================================================================

The Company presently intends to continue to account for stock options under the provisions of APB 25.

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

         RECENT ACCOUNTING PRONOUNCEMENTS

         In December 2002, the Financial Accounting Standards Board (FASB) issued FAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." FAS 148 amends FAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional information required by FAS 148 has been included in the notes to the consolidated financial statements.

         In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on determining whether a multideliverable revenue arrangement contains more than one unit of accounting and, if so, how to measure and allocate the arrangement consideration to the separate units of accounting. The guidance in this issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the impact that this guidance may have on its financial statements and plans to adopt EITF Issue No. 00-21 in fis-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cal 2004. The adoption of this EITF consensus is not expected to have a material impact on the Company's financial position, results of operations or liquidity.

2. DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS (in thousands)

                                       2003         2002
----------------------------------------------------------
Other current assets:
  Prepaids                          $  26,565    $  24,975
  Restricted cash                      26,603            -
  Other                                 8,241       10,426
----------------------------------------------------------
                                    $  61,409    $  35,401
==========================================================

Property and equipment, net:
  Land                              $      74    $      74
  Buildings and leasehold
    improvements                       22,891       20,425
  Data processing equipment
    and systems                        73,935       70,628
  Furniture and fixtures               35,189       33,760
  Software development costs           89,659       74,720
----------------------------------------------------------
                                      221,748      199,607
  Less accumulated depreciation
    and amortization                 (114,596)    (104,896)
----------------------------------------------------------
                                    $ 107,152    $  94,711
==========================================================

Other current liabilities:
  Compensation                      $  30,355    $  31,231
  Deferred revenues                    24,634       25,125
  Income taxes                         12,638       11,205
  Marketing                             4,299        5,561
  Other                                55,717       51,890
----------------------------------------------------------
                                    $ 127,643    $ 125,012
==========================================================

3. BUSINESS COMBINATIONS

        FISCAL 2003 ACQUISITIONS
                BUSINESS                   DATE ACQUIRED          NATURE OF BUSINESS           CONSIDERATION
-------------------------------------------------------------------------------------------------------------
                                                                Life insurance brokerage
Landau Financial Services, Inc.               May 2003              and distribution          Cash for stock
-------------------------------------------------------------------------------------------------------------
                                                                Commercial property and
Tri-City Brokerage                           March 2003     casualty insurance distribution   Cash for stock
-------------------------------------------------------------------------------------------------------------
                                                                Life insurance brokerage
Capital Synergies, Inc.                      March 2003             and distribution          Cash for assets
-------------------------------------------------------------------------------------------------------------
Feingold & Scott Ltd.                                           Life insurance brokerage
(dba Career Brokerage, Inc.)               December 2002            and distribution          Cash for stock
-------------------------------------------------------------------------------------------------------------
                                                                Long-term care and life
Select Insurance Marketing Corporation     December 2002         insurance distribution       Cash for stock
-------------------------------------------------------------------------------------------------------------
First Northern Financial Resources, Inc.   September 2002     Life insurance distribution     Cash for stock
-------------------------------------------------------------------------------------------------------------

         In March 2003, the Company acquired all the equity interests of Tri-City Brokerage (Tri-City), a San Francisco based insurance brokerage firm specializing in the wholesale distribution of commercial property and casualty insurance products. The acquisition of Tri-City represents the Company's strategic entrance into the commercial property and casualty insurance market.

         The fair value of assets acquired and liabilities assumed, including transaction fees and expenses, for fiscal 2003 acquisitions were as follows (in thousands):

                                            TRI-CITY      ALL OTHERS       TOTAL
----------------------------------------------------------------------------------
Estimated fair value of assets acquired:
   Goodwill                                 $66,281        $58,699       $124,980
   Intangible assets                         27,100          8,734         35,834
   Other assets                              55,224          5,853         61,077
Liabilities assumed                         (68,410)        (6,224)       (74,634)
----------------------------------------------------------------------------------
Net cash paid                               $80,195        $67,062       $147,257
==================================================================================

         The acquired intangible assets of $35.8 million have a weighted average useful life of approximately 9 years. The intangible assets that make up that amount include customer-related intangibles of $32.2 million (9-year weighted average useful life) and non-compete agreements of $3.6 million (5-year weighted average useful life). Of the total amount of goodwill assigned of $125.0 million, approximately $44.9 million is expected to be deductible for tax purposes.

         The following unaudited proforma consolidated results of operations has been prepared as if the acquisitions of all the companies set forth above had occurred at the beginning of fiscal 2003 and 2002 (in thousands, except per share data):

                                  2003            2002
--------------------------------------------------------
Revenues                       $1,002,270       $922,032
Net income                     $  113,870       $117,316
Diluted earnings per share     $     0.94       $   0.95

    FISCAL 2002 ACQUISITIONS
            BUSINESS                     DATE ACQUIRED             NATURE OF BUSINESS                    CONSIDERATION
----------------------------------------------------------------------------------------------------------------------------
Harrison James, Inc.                        May 2002           Life insurance distribution               Cash for stock
DML                                         May 2002       Private equity fund administration      Cash for equity interests
Dalton Publications                         May 2002         Education and support services              Cash for stock
The Hemisphere Group of Companies          March 2002           Hedge fund administration                Cash for stock
The Hanleigh Companies                   February 2002    Insurance brokerage and distribution           Cash for stock
Life Brokerage Corporation                October 2001         Life insurance distribution               Cash for stock
============================================================================================================================

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

         The fair value of assets acquired and liabilities assumed, including transaction fees and expenses, for fiscal 2002 acquisitions were as follows (in thousands):

                                           HEMISPHERE       ALL OTHERS          TOTAL
--------------------------------------------------------------------------------------
Estimated fair value of assets acquired:
   Goodwill                                 $108,709         $106,605         $215,314
   Intangible assets                          23,000           19,083           42,083
   Other tangible assets                      14,974            9,539           24,513
Liabilities assumed                          (14,028)         (14,227)         (28,255)
--------------------------------------------------------------------------------------
Net cash paid                               $132,655         $121,000         $253,655
======================================================================================

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

         The above transactions in fiscal 2003 and 2002 have been accounted for by the purchase method of accounting, and, accordingly, the operations of the acquired companies are included in the consolidated financial statements since the dates of acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INTANGIBLE ASSETS AND GOODWILL

INTANGIBLE ASSETS

At June 30, 2003 and 2002, acquired intangible assets were comprised of the following (in thousands):

                              ESTIMATED
                             USEFUL LIVES     GROSS CARRYING     ACCUMULATED
                               (YEARS)            AMOUNT         AMORTIZATION     NET BOOK VALUE
------------------------------------------------------------------------------------------------
2003
Customer related                5 - 30          $ 190,917         $ (32,618)        $ 158,299
Noncompete agreements           5 - 15             42,451           (11,629)           30,822
Other                           5 - 23             23,070            (6,155)           16,915
------------------------------------------------------------------------------------------------
                                                $ 256,438         $ (50,402)        $ 206,036
------------------------------------------------------------------------------------------------

2002
Customer related                5 - 30          $ 129,740         $ (19,846)        $ 109,894
Noncompete agreements           5 - 15             39,132            (7,423)           31,709
Other                           5 - 23             22,070            (4,282)           17,788
------------------------------------------------------------------------------------------------
                                                $ 190,942         $ (31,551)        $ 159,391
================================================================================================

All of the Company's intangible assets are subject to amortization. Amortization expense for acquired intangible assets was approximately $18.8 million, $13.1 million and $9.0 million for the years ended June 30, 2003, 2002, and 2001, respectively. Estimated amortization expense for the succeeding five years is $25.0 million in fiscal 2004, $24.4 million in fiscal 2005, $23.3 million in fiscal 2006, $22.0 million in fiscal 2007, and $21.3 million in fiscal 2008.

GOODWILL

The changes in the carrying amount of goodwill by business segment for the years ended June 30, 2002 and 2003 are as follows (in thousands):

                                 INVESTMENT        INSURANCE &          INFORMATION
                                  SERVICES      EDUCATION SERVICES        SERVICES         TOTAL
--------------------------------------------------------------------------------------------------
Balance, June 30, 2001           $ 150,322          $ 218,511             $ 35,390       $ 404,223
2002 Acquisitions                  161,846             57,547                    -         219,393
Adjustments to
  previous acquisitions               (366)                 -                    -            (366)
--------------------------------------------------------------------------------------------------
Balance, June 30, 2002             311,802            276,058               35,390         623,250
--------------------------------------------------------------------------------------------------

2003 Acquisitions                      541            126,413                    -         126,954
2003 Dispositions                      (70)                 -                    -             (70)
Adjustments to
  previous acquisitions               (907)                                                   (907)
--------------------------------------------------------------------------------------------------
Balance, June 30, 2003           $ 311,366          $ 402,471             $ 35,390       $ 749,227
==================================================================================================

The following information reflects adjustments to exclude goodwill amortization expense and related tax effects for the year ended June 30, 2001 (in thousands, except per share data):

                                                    Basic         Diluted
                                                  Earnings       Earnings
                                  Net Income      per Share      per Share
--------------------------------------------------------------------------
Reported net income                $ 85,120         $ 0.74         $ 0.71
Add back: Goodwill
  amortization, net of taxes       $  8,090         $ 0.07         $ 0.07
Adjusted net income                $ 93,210         $ 0.81         $ 0.77
--------------------------------------------------------------------------

5. BORROWINGS

The Company has a $300 million senior unsecured revolving credit facility (including a $20 million letter of credit subfacility) with certain banks to support working capital requirements and fund the Company's future acquisitions. The facility expires June 30, 2004.

         Outstanding borrowings under the credit facility bear interest at prime or, at the Company's option, LIBOR plus a margin not to exceed 1.325% based upon the ratio of the Company's consolidated indebtedness to consolidated earnings before interest, taxes, depreciation and amortization (the "Pricing Formula"). The credit agreement requires the Company to pay an agent fee of $25,000 per year and an annual facility fee not to exceed 0.30%, or $900,000. The facility is guaranteed by certain significant subsidiaries of The BISYS Group, Inc.

         The credit agreement requires, among other things, the Company to maintain certain financial covenants and limits the Company's ability to incur additional indebtedness and to pay dividends. As of June 30, 2003, no amounts were permitted for the payment of cash dividends.

         The Company may borrow under the facility through June 2004 up to $300 million, reduced by any outstanding letters of credit ($2.7 million at June 30, 2003). Interest is payable quarterly for prime rate borrowings or at maturity for LIBOR borrowings, which range from 30 to 180 days. At June 30, 2003, the Company had outstanding borrowings of $172 million bearing interest at LIBOR plus a margin of 0.875% (2.00% at June 30, 2003).

         Long-term debt at June 30, 2003 and 2002 consists of $300 million of convertible subordinated notes. In March 2001, the Company issued $300 million of convertible subordinated notes (the "Notes") due March 2006. The Notes bear interest at 4% and require semi-annual interest payments. The Notes are convertible at any time at the option of the holder into shares of the Company's common stock at a conversion price of $33.39 per share, subject to adjustment under certain conditions. At the Company's option, subject to the terms of its existing revolving credit facility agreement, the Notes are redeemable on or after March 2004 at a premium price of 101% declining to par in March 2005 and thereafter.

         Annual interest expense on long-term debt amounted to $12.0 million in fiscal 2003 and 2002.

6. INCOME TAXES

The significant components of the Company's net deferred tax liability as of June 30, 2003 and 2002 are as follows (in thousands):

                                         2003        2002
                                       --------    --------
Deferred tax assets related to:
    Accrued liabilities                $ 15,076    $ 12,167
    Receivables                           3,623       2,398
    Tax carryforwards                    19,635      16,476
    Other                                   139          86
                                       --------    --------
    Deferred tax assets                  38,473      31,127
    Less valuation allowance             (1,100)       (603)
                                       --------    --------
    Net deferred tax assets              37,373      30,524
                                       --------    --------
Deferred tax liabilities related to:
    Property and equipment              (18,036)    (13,643)
    Intangible assets                   (42,397)    (23,591)
    Other                                  (532)       (494)
                                       --------    --------
    Deferred tax liabilities            (60,965)    (37,728)
                                       --------    --------
Net deferred tax liability             $(23,592)   $ (7,204)
                                       ========    ========

The Company periodically evaluates deferred tax assets and adjusts the related valuation allowance on deferred tax assets to an amount which is more likely than not to be realized through future taxable income.

         A valuation allowance for deferred tax assets associated with certain loss carry-forwards has been established as the Company currently believes that a portion of the deferred tax assets will not be realized. At June 30, 2003, the Company had $31.0 million of federal net operating loss carry-forwards expiring in years after 2015 and $87.4 million of state and foreign net operating losses of which $85.4 million expire in years after 2009.

         The components of the income tax provision for the years ended June 30, 2003, 2002 and 2001 are as follows (in thousands):

                                 2003        2002        2001
                               --------    --------    --------
Deferred federal tax expense   $ 16,100    $ 16,850    $ 10,666
Current federal tax expense      35,173      45,354      37,551
Deferred state tax expense        1,658       2,349         815
Current state tax expense        11,083       9,064       5,575
Current foreign tax expense         403         244       1,164
Deferred foreign tax benefit       (945)     (1,873)       (197)
                               --------    --------    --------
                               $ 63,472    $ 71,988    $ 55,574
                               ========    ========    ========

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries as such earnings will continue to be reinvested in the foreseeable future.

         A reconciliation of the Company's income tax provision and the amount computed by applying the statutory federal income tax rate to income before income tax provision for the years ended June 30, 2003, 2002 and 2001 is as follows (in thousands):

                                  2003        2002        2001
                                --------    --------    --------
Federal income tax
    at statutory rate           $ 61,353    $ 65,747    $ 49,243
Amortization of
    non-deductible goodwill            -           -       2,660
Change in valuation allowance        497           -          (5)
State taxes                        7,656       7,850       4,052
Foreign taxes                     (3,381)     (1,046)         83
Tax credits                         (559)       (732)       (693)
Other, net                        (2,094)        169         234
                                --------    --------    --------
                                $ 63,472    $ 71,988    $ 55,574
                                ========    ========    ========

7. COMMITMENTS AND CONTINGENCIES

The Company leases office space under noncancellable operating leases with remaining terms of up to fifteen years. The Company also leases certain office and computer equipment and software under operating leases expiring through 2008. Rental expense associated with these operating leases for the years ended June 30, 2003, 2002 and 2001 were $36.7 million, $32.3 million and $24.6 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The future minimum rental payments under noncancellable operating leases for the years ending after June 30, 2003 are as follows (in thousands):

                                          OPERATING
FISCAL YEAR                                LEASES
2004                                      $  37,267
2005                                         33,369
2006                                         30,221
2007                                         25,737
2008                                         22,913
Thereafter                                  135,585
                                          ---------
                                          $ 285,092
                                          =========

The Company's broker-dealer subsidiaries are subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. At June 30, 2003, the aggregate net capital of such subsidiaries was $9.4 million, exceeding the net capital requirement by $8.1 million.

         The Company is involved in litigation arising in the ordinary course of business. The Insurance Services division is involved in litigation with a West Coast-based distributor of life insurance products, with which the Company had a former business relationship. The Company intends to continue to vigorously defend the claims asserted and has asserted a number of counter claims. Management believes that the Company has adequate defenses against claims arising in such litigation and that the outcome of this and other matters will not have a material adverse effect upon the Company's financial position, results of operations, or cash flows.

8. SUPPLEMENTAL CASH FLOW INFORMATION

In fiscal 2003, 2002 and 2001, the Company recorded a reduction to taxes currently payable related to tax benefits associated with stock options of approximately $3.7 million, $19.7 million and $20.5 million, respectively, with a corresponding increase to additional paid-in capital.

         Net cash paid for acquisition of businesses was comprised of the following for the years ended June 30, 2003, 2002 and 2001 (in thousands):

                                 2003          2002        2001
                               ---------    ---------    ---------
Fair value of assets
    acquired, net of cash      $ 230,506    $ 299,303    $ 414,839
Deposit on business
    acquisition                        -            -     (115,000)
Less: issuance of common
    stock and stock options
    pursuant to acquisitions           -       (1,100)     (36,148)
Liabilities assumed              (74,634)     (28,255)     (70,805)
                               ---------    ---------    ---------
Net cash paid                  $ 155,872    $ 269,948    $ 192,886
                               =========    =========    =========

9. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of comprehensive income for the years ended June 30, 2003, 2002 and 2001 are as follows (in thousands):

                                 2003       2002       2001
                               --------   --------   --------
Net income                     $111,823   $115,861   $ 85,120
Foreign currency translation
    adjustment                      308        158       (702)
                               --------   --------   --------
Total comprehensive income     $112,131   $116,019   $ 84,418
                               ========   ========   ========

10. RETIREMENT SAVINGS PLAN

The Company and certain of its subsidiaries maintain retirement savings plans that cover substantially all employees. These plans generally provide for tax-deferred amounts for each participant and matching Company contributions, subject to certain limitations. The aggregate amounts charged to expense in connection with these plans were $5.7 million, $4.7 million and $4.1 million for the years ended June 30, 2003, 2002 and 2001, respectively.

11.  RESTRUCTURING, BUSINESS DIVESTITURES AND OTHER CHARGES

The Company recorded a pre-tax restructuring charge of $12.1 million in fiscal 2003, relating to the integration, consolidation and relocation of certain business operations, primarily as a result of acquisition activity and the downsizing of certain areas in the investment, insurance, education and check imaging businesses. The restructuring charge includes a provision of $7.2 million for severance-related costs for approximately 300 employees and $4.9 million for facility closure and related costs. At June 30, 2003, the remaining accrual amounts to $2.0 million and primarily relates to lease costs for facility closures.

         The Company recorded a pre-tax restructuring charge of $6.5 million in fiscal 2002 relating to the integration, consolidation, and relocation of certain business operations, primarily as a result of acquisition activity. The restructuring charge included a provision of $4.2 million for severance-related costs for approximately 200 employees and $2.3 million for facility consolidation and related costs. All restructuring activities in connection with this charge were completed by the end of the first quarter of fiscal 2003.

         As a result of the acquisitions of Pictorial and Ascensus in fiscal 2001, the Company recorded a pre-tax restructuring charge of $4.2 million. The charge related to restructuring activities in the existing businesses within the Insurance and Education Services segment and included a provision of $2.1 million for severance-related costs for approximately 150 employees, $1.0 million for facility consolidation and related costs, and $1.1 million for impairments relating to the abandonment of certain software and product development efforts. All restructuring activities were completed and amounts expended during fiscal 2001.

         Total restructuring, business divestitures and other charges recorded for the years ended June 30, 2003, 2002 and 2001 consisted of the following (in thousands):

                                 2003      2002      2001
                                -------   -------   -------
Compensation related            $ 7,161   $ 4,185   $ 2,104
Facilities or systems related
    and other                     4,918     2,290     2,141
                                -------   -------   -------
                                $12,079   $ 6,475   $ 4,245
                                =======   =======   =======

During the years ended June 30, 2003, 2002 and 2001, the following costs were paid or charged against the restructuring related accruals and the liability for loss on an administrative services contract (in thousands):

                               2003      2002      2001
                              -------   -------   -------
Compensation related costs    $ 7,173   $ 4,014   $ 2,104
Facilities or systems
    related and other costs     3,120     2,264     2,141
Loss on contract                    -         -     2,300
                              -------   -------   -------
                              $10,293   $ 6,278   $ 6,545
                              =======   =======   =======

12. SHAREHOLDER RIGHTS PLAN

The Company has adopted a Shareholder Rights Plan and declared a dividend distribution at the rate of one Right for each share of common stock held of record as of the close of business on May 16, 1997 and for each share of common stock issued thereafter up to the Distribution Date (defined below).

         Each Right entitles holders of common stock to buy shares of common stock of the Company at an exercise price of $175. The Rights would be exercisable, and would detach from the common stock (the "Distribution Date") only if a person or group (i) were to acquire 15 percent or more of the outstanding shares of common stock of the Company; (ii) were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 15 percent or more of the outstanding shares of common stock of the Company; or (iii) were declared by the Board to be an Adverse Person (as defined in the Plan) if such person or group beneficially owns 10 percent or more of the outstanding shares of common stock in the Company. In the event of any occurrence triggering the Distribution Date, each Right would entitle the holder (other than such an acquiring person or group) to purchase the outstanding shares of common stock of the Company (or, in certain circumstances, common stock of the acquiring person) with a value of twice the exercise price of the Rights upon payment of the exercise price. The Company will be entitled to redeem the Rights at $.000625 per Right at any time. The Rights will expire at the close of business on May 16, 2012.

13. NOTES RECEIVABLE FROM STOCKHOLDERS

The Board of Directors approved and the Company made loans in fiscal 2000 to certain executive officers to assist them in exercising non-qualified stock options, retaining the underlying shares and paying the applicable taxes resulting from such exercises. These loans bear interest at 2.48% as of June 30, 2003, are full recourse, and are secured by a pledge of certain shares of the Company's Common Stock acquired pursuant to the exercise of the options. As of June 30, 2003, the pledged shares represented approximately 69% of the outstanding loan balances. The principal is repayable the later of five years from the date of the loan or the expiration date of the options exercised using such loan proceeds. The principal is also repayable within one year of the employee's death or termination of employment due to disability and within 30 days of voluntary resignation. Interest is payable annually on the anniversary date of each loan.

         The notes receivable of $10.8 million at June 30, 2003 and 2002 are reflected on the accompanying consolidated balance sheets as a reduction in stockholders' equity.

14. DEFERRED COMPENSATION

The Company has a deferred compensation plan (the "Plan") whereby certain compensation earned by a participant can be deferred and placed in an employee benefit trust, also known as a "rabbi trust." Under the Plan, the participant may choose from several investment designations, including shares of common stock of the Company. During the first quarter of fiscal 2003, the Company amended the Plan to make all participant deferrals that are designated in common stock of the Company irrevocable and to require that all future distributions of such designations be settled in shares of Company common stock. Accordingly, the Company has applied the provisions of Emerging Issues Task Force (EITF) 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested." The EITF requires that employer stock held by the rabbi trust be classified as equity similar to the manner of accounting for treasury stock. Additionally, the EITF requires that the portion of the deferred compensation obligation that is required to be settled by the delivery of shares of employer stock be classified in equity. At June 30, 2003, 344,207 shares, valued at $5.7 million, were held by the employee benefit trust and presented in the accompanying consolidated balance sheet as a contra-equity account. Additionally, $5.8 million has been classified as equity in the accompanying consolidated balance sheet and represents the deferred compensation obligation under the Plan that is designated in shares of Company common stock. Under the EITF, changes in the fair value of both the employer stock held in the rabbi trust and the deferred compensation obligation, representing amounts designated in shares of Company common stock, are not recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. STOCK-BASED COMPENSATION PLANS

The Company has stock option and restricted stock purchase plans which provide for granting of options and/or restricted stock to certain employees and outside directors. The options vest primarily over a five-year period at each anniversary date of the grant. These options expire following termination of employment or within ten years of the date of the grant, whichever comes first. At June 30, 2003, options to purchase approximately 7.5 million shares are available for grant under the plans.

         The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions for grants in fiscal 2003, 2002 and 2001: 1) expected dividend yields of 0%, 2) risk-free interest rates ranging from 2.10% to 6.06%, 3) expected volatility of 40% in fiscal 2003 and 35% in fiscal 2002 and 2001, and 4) an expected option life of 4.8 years, 4.6 years and 4.5 years in fiscal 2003, 2002 and 2001, respectively. For the purpose of pro forma disclosures (see Note 1), the estimated fair value of the options is amortized to expense over the options' vesting period of five years for employees. Using these assumptions, the weighted average fair value per option at date of grant for options granted during fiscal 2003, 2002 and 2001 was $8.07, $10.83 and $7.80, respectively.

The following is a summary of stock option activity for the years ended June 30, 2003, 2002 and 2001. All share and price information has been adjusted to reflect the two-for-one stock splits declared in September 2000 and January 2002 (options in thousands).

                                                 2003                      2002                  2001
                                                     Weighted                  Weighted              Weighted
                                                      Average                   Average               Average
                                                     Exercise                  Exercise              Exercise
                                         Options      Price         Options     Price     Options     Price
                                         -------     --------       -------    --------   -------    --------
Outstanding at beginning of year         13,403      $  18.87       14,278      $ 13.93   15,033     $  10.34
Options assumed in acquisitions               -            -             -            -      409     $   6.46
Options granted-original                  1,979      $  20.37        2,770      $ 29.71    4,946     $  16.83
Options granted-reload                      132      $  25.77          907      $ 28.88    1,968     $  22.48
Options exercised                        (1,128)     $  11.06       (3,862)     $ 11.17   (6,420)    $  10.20
Options cancelled                          (614)     $  22.08         (690)     $ 15.98   (1,658)    $  12.17
                                         ------      --------       ------     --------   ------     --------
Outstanding at end of year               13,772      $  19.70       13,403      $ 18.87   14,278     $  13.93
                                         ======      ========       ======     ========   ======     ========
Exercisable at end of year                6,238      $  18.42        4,206      $ 16.68    3,366     $   9.11
                                         ======      ========       ======     ========   ======     ========

The following summarizes information about the Company's stock options outstanding at June 30, 2003 (options in thousands):

                                                     Weighted        Weighted                         Weighted
                                                      Average         Average                         Average
                                                     Exercise     Remaining Life                   Exercise Price
Range of Exercise Prices      Options Outstanding     Price         (in years)    Exercisable      of Exercisable
------------------------      -------------------    --------     --------------  -----------      --------------
$ 0.01-$10.00                       1,459             $ 7.87           3.7          1,459             $ 7.87
$10.01-$20.00                       6,489             $14.78           7.0          2,233             $14.16
$20.01-$30.00                       4,763             $27.04           7.2          2,054             $27.09
$30.01-$40.00                       1,061             $33.44           7.5            492             $32.84
                                    =====             ======           ===          =====             ======

16. BUSINESS SEGMENT INFORMATION

The Company is a leading provider of business process outsourcing solutions to financial institutions and other financial organizations. The Company's operations have been classified into three business segments: Investment Services, Insurance and Education Services, and Information Services.

         The Company's reportable segments are separately managed strategic business units that offer different products and services, and are based on the Company's method of internal reporting. The Investment Services segment provides business process outsourcing services, including administration and distribution, to domestic and offshore mutual fund complexes, hedge funds and private equity funds and retirement plan services to small to mid-size 401(k) plans. The Insurance and Education Services segment provides distribution solutions for commercial property and casualty, annuities, life, long-term care, disability and special risk insurance products; offers certification and continuing education training for insurance and investment professionals; and provides licensing-related software products and services. The Information Services segment provides information processing and check imaging solutions to financial services companies, asset retention solutions to insurance companies, and corporate banking services to support corporate-sponsored cash management programs.

      Summarized financial information by business segment and for corporate operations for the years ended June 30, 2003, 2002 and 2001 is presented below (in thousands). Results for fiscal 2003 and 2002 exclude goodwill amortization due to the adoption of FAS 142.

                                            2003           2002           2001
Revenues:
      Investment Services                $   498,531    $   449,930    $   359,300
      Insurance and Education Services       244,835        218,185        164,737
      Information Services                   215,053        197,590        177,720
                                         -----------    -----------    -----------
         Total                           $   958,419    $   865,705    $   701,757
                                         ===========    ===========    ===========

Operating earnings (loss):
      Investment Services                $    77,556    $    77,449    $    59,421
      Insurance and Education Services        88,532         94,847         62,289
      Information Services                    59,387         54,895         45,844
      Corporate                              (21,430)       (20,765)       (16,713)
                                         -----------    -----------    -----------
         Total                           $   204,045    $   206,426    $   150,841
                                         ===========    ===========    ===========

Assets:
      Investment Services                $   600,647    $   567,604    $   369,042
      Insurance and Education Services       746,088        488,244        368,800
      Information Services                   133,155        133,444        122,685
      Corporate                               47,003         56,859        142,674
                                         -----------    -----------    -----------
         Total                           $ 1,526,893    $ 1,246,151    $ 1,003,201
                                         ===========    ===========    ===========

Depreciation and amortization expense:
      Investment Services                $    22,633    $    17,983    $    14,844
      Insurance and Education Services        14,699         11,269         15,896
      Information Services                    11,355         10,334         11,253
      Corporate                                1,017          1,014            810
                                         -----------    -----------    -----------
         Total                           $    49,704    $    40,600    $    42,803
                                         ===========    ===========    ===========

Capital expenditures:
      Investment Services                $    21,631    $    18,863    $    11,591
      Insurance and Education Services         6,621          7,107          4,979
      Information Services                    13,755         14,072         12,088
      Corporate                                1,208            989            946
                                         -----------    -----------    -----------
         Total                           $    43,215    $    41,031    $    29,604
                                         ===========    ===========    ===========

The following is a reconciliation of operating earnings to the Company's consolidated total (in thousands):

                                                      2003         2002        2001
Total operating earnings for reportable segments   $ 204,045    $ 206,426    $ 150,841
Restructuring charges                                (12,079)      (6,475)      (4,245)
                                                   ---------    ---------    ---------
     Total operating earnings                      $ 191,966    $ 199,951    $ 146,596
                                                   =========    =========    =========

The net revenues of each segment are principally domestic, and no single customer accounted for 10% or more of the consolidated revenues for the years ended June 30, 2003, 2002 and 2001. Assets in the Insurance and Education Services segment increased 53% in fiscal 2003 primarily as a result of the six acquisitions consummated during the year. Revenues from unaffiliated customers located outside the United States approximated $65.5 million, $36.5 million and $29.3 million for the years ended June 30, 2003, 2002 and 2001, respectively.

17. CONSOLIDATED QUARTERLY RESULTS

(unaudited, in thousands, except per share data)

                                             FISCAL 2003
                             -----------------------------------------
QUARTER ENDED                 SEP 30     DEC 31     MAR 31     JUN 30
--------------------------   --------   --------   --------   --------
Revenues                     $227,344   $233,112   $244,776   $253,187

Operating earnings             30,858     50,000     54,999     56,109

Income before income taxes     26,846     45,967     50,794     51,688

Net income                     16,779     28,729     32,508     33,807
                             ========   ========   ========   ========
Basic earnings per share     $   0.14   $   0.24   $   0.27   $   0.28

Diluted earnings per share   $   0.14   $   0.24   $   0.27   $   0.28
                             ========   ========   ========   ========

                                             FISCAL 2002
                             -----------------------------------------
QUARTER ENDED                 SEP 30     DEC 31     MAR 31     JUN 30
--------------------------   --------   --------   --------   --------
Revenues                     $196,531   $209,908   $220,539   $238,727

Operating earnings             33,244     46,045     56,763     63,899

Income before income taxes     30,929     43,158     53,621     60,141

Net income                     18,943     26,435     33,194     37,289
                             ========   ========   ========   ========
Basic earnings per share     $   0.16   $   0.22   $   0.28   $   0.31

Diluted earnings per share   $   0.15   $   0.22   $   0.27   $   0.30
                             ========   ========   ========   ========

MARKET PRICE INFORMATION
(unaudited)

The following information relates to the Company's $0.02 par value common stock which is traded on the New York Stock Exchange under the symbol BSG. Price information on the Company's common stock is presented below and has been adjusted to reflect the two-for-one stock split declared in January 2002.

                                 FISCAL 2003           FISCAL 2002
                             -----------------------------------------
QUARTER ENDED                  HIGH       LOW        HIGH       LOW
September 30                 $  32.20   $  16.00   $  31.70   $  24.60

December 31                     20.86      13.32      32.00      22.12

March 31                        17.87      14.21      35.60      29.62

June 30                         20.70      14.50      35.90      31.15
                             ========   ========   ========   ========

At June 30, 2003, the Company's common stock was held by 1,112 stockholders of record. It is estimated that an additional 21,800 stockholders own the Company's common stock through nominee or street name accounts with brokers.

40