Form 10-K, Exhibit 13
period 2004-06-30
BISYS GROUP INC
filed 2004-09-27
CIK 883587

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13

      2004 Financials

19       Selected Financial Data

20 Management's Discussion and Analysis of Financial Condition and Results of Operations

29       Management's Statement of Responsibility

29       Report of Independent Registered Public Accounting Firm

30       Consolidated Statements of Income

31       Consolidated Balance Sheets

32       Consolidated Statement of Stockholders' Equity

34       Consolidated Statements of Cash Flows

35       Notes to Consolidated Financial Statements

48       Market Price Information

49       Board of Directors

Selected Financial Data
(in thousands, except per share data)

The following data should be read in conjunction with the consolidated financial statements and related notes thereto and management's discussion and analysis of financial condition and results of operations included elsewhere in this annual report.

      The notes to the consolidated financial statements contain additional information about various acquisitions, dispositions and certain charges resulting from restructurings, impairments and litigation, which affect the comparability of information presented.

INCOME STATEMENT DATA: (1)(2)

For Years Ended June 30,                  2004              2003            2002             2001             2000
Revenues                               $ 1,037,302      $   933,639      $   821,175      $   668,639      $   561,896
                                       -----------      -----------      -----------      -----------      -----------
Operating costs and expenses:
Service and operating                      657,981          554,351          487,648          396,600          326,315
Selling, general and administrative        197,346          176,728          157,743          132,001          118,172
Amortization of goodwill                         -                -                -           11,273            7,540
Amortization of intangible assets           26,978           18,822           13,125            9,018            3,904
Restructuring, impairment and other
  charges                                   29,099           12,079            6,475            4,245             (520)
                                       -----------      -----------      -----------      -----------      -----------
Total operating costs and expenses         911,404          761,980          664,991          553,137          455,411
                                       -----------      -----------      -----------      -----------      -----------
Operating earnings                         125,898          171,659          156,184          115,502          106,485
Interest income                              1,345            1,475            3,599            5,646            3,183
Interest expense                           (19,049)         (18,146)         (15,701)         (11,548)          (3,134)
                                       -----------      -----------      -----------      -----------      -----------
Income before income taxes                 108,194          154,988          144,082          109,600          106,534
Income taxes                                44,614           56,745           55,384           42,530           45,607
                                       -----------      -----------      -----------      -----------      -----------
Net income                             $    63,580      $    98,243      $    88,698      $    67,070      $    60,927
                                       ===========      ===========      ===========      ===========      ===========
Basic earnings per share               $      0.53      $      0.82      $      0.75      $      0.58      $      0.55
Diluted earnings per share             $      0.53      $      0.81      $      0.72      $      0.56      $      0.53
                                       ===========      ===========      ===========      ===========      ===========
BALANCE SHEET DATA:
June 30,
Total assets                           $ 1,612,240      $ 1,458,142      $ 1,191,342      $   975,808      $   591,714
Short-term borrowings                       66,000          172,000           93,000                -          115,000
Long-term debt, including
  current maturities                       400,000          300,000          300,000          300,578                -
Total stockholders' equity                 784,982          715,929          627,066          499,561          351,198
                                       ===========      ===========      ===========      ===========      ===========

(1) Per share amounts restated for stock splits.

(2) Includes amortization of goodwill, net of tax, of $7.9 million and $5.5 million in fiscal 2001 and 2000, respectively ($0.07 and $0.04 per diluted share, respectively). See Note 1 to Consolidated Financial Statements.

Management's Discussion
and Analysis of Financial Condition and Results of Operation

BUSINESS OVERVIEW

The BISYS Group, Inc. and subsidiaries (the "Company"), with headquarters in New York City, provides business process outsourcing solutions that enable investment firms, insurance companies, and banks to enter new segments of the financial services industry. BISYS currently supports more than 22,000 domestic and international financial institutions and corporate clients through three business segments: Investment Services, Insurance and Education Services, and Information Services.

      The Company's segments are separately managed strategic business units that offer different products and services. The Investment Services segment provides business process outsourcing services, including administration and distribution, to domestic and offshore mutual fund complexes, hedge funds and private equity funds and retirement plan services to small to mid-size retirement plans. The Insurance and Education Services segment provides distribution solutions for commercial property and casualty, annuities, life, long-term care, disability and special risk insurance products; offers certification and continuing education training for insurance and investment professionals; and provides licensing-related software products and services. The Information Services segment provides information processing and imaging solutions to financial services companies, asset retention solutions to insurance companies, and corporate banking services to support corporate-sponsored cash management programs.

      The Company's growth strategy emphasizes internal revenue growth, supplemented by acquisitions of complementary businesses. Management's objectives in the near term are to focus on internal revenue growth and margin expansion, improve customer service performance to achieve higher retention, and further invest in the development of the Company's associates. The Company endeavors to expand the scope of its services through focused account management, emphasizing services with recurring revenues and long-term contracts. The Company achieves internal revenue growth and expands its business base through organic growth of its clients, sales of additional products and services to existing clients, and direct sales to new clients.

RESULTS OF OPERATIONS

The following table presents the percentage of revenues represented by each item in the Company's consolidated income statements for the periods indicated.

For Years Ended June 30,                             2004           2003           2002
                                                    ------         ------         ------
Revenues                                            100.0%         100.0%         100.0%
                                                    -----          -----          -----
Operating costs and expenses:
  Service and operating                              63.4           59.4           59.4
  Selling, general and administrative                19.0           18.9           19.2
  Amortization of intangible assets                   2.6            2.0            1.6
  Restructuring, impairment and other charges         2.9            1.3            0.8
                                                    -----          -----          -----
Total operating costs and expenses                   87.9           81.6           81.0
                                                    -----          -----          -----
Operating earnings                                   12.1           18.4           19.0
Interest income                                       0.1            0.1            0.4
Interest expense                                     (1.8)          (1.9)          (1.9)
                                                    -----          -----          -----
Income before income taxes                           10.4           16.6           17.5
Income taxes                                          4.3            6.1            6.7
                                                    -----          -----          -----
Net income                                            6.1%          10.5%          10.8%
                                                    =====          =====          =====

Revenues increased $103.7 million in fiscal 2004 and $112.5 million in fiscal 2003, representing increases of 11.1% and 13.7%, respectively. Growth in fiscal 2004 and 2003 was derived from existing client growth, cross-sales to existing clients, sales to new clients and revenues from acquired businesses. Revenue growth from acquired businesses approximated $41.4 million in fiscal 2004 and $70.8 million in fiscal 2003. The Company's internal revenue growth approximated 5% in both fiscal 2004 and 2003, and is expected to be positive in fiscal 2005.

      Service and operating expenses increased $103.6 million in fiscal 2004 and $66.7 million in fiscal 2003, representing increases of 18.7% and 13.7%, respectively. Service and operating expenses increased as a percentage of revenues in fiscal 2004 by 4.0% to 63.4%, and was flat as a percentage of revenues in fiscal 2003. The dollar increases in fiscal 2004 and 2003 resulted from additional costs associated with greater revenues. The fiscal 2004 increase as a percentage of revenues resulted from changes in the mix of the Company's revenues across business segments and lower margins in the Insurance and Education Services segment and in the Retirement Services division.

      Selling, general and administrative expenses increased $20.6 million, or 11.7%, and increased as a percentage of revenues by 0.1% to 19.0% in fiscal 2004 and increased $19.0 million, or 12.0%, and decreased as a percentage of revenues by 0.3% to 18.9% in fiscal 2003. The dollar increases in fiscal 2004 and 2003 resulted from additional costs associated with greater revenues. The decrease as a percentage of revenues in fiscal 2003 resulted principally from further utilization of existing general and administrative support resources.

      Amortization of intangible assets was $27.0 million in fiscal 2004, compared to $18.8 million in fiscal 2003 and $13.1 million in fiscal 2002. The increases in fiscal 2004 and fiscal 2003 were due to the higher level of intangible assets associated with recently acquired businesses and customer contracts.

      Operating earnings decreased by $45.8 million to $125.9 million in fiscal 2004 and decreased as a percentage of revenues from 18.4% to 12.1%. The decrease was primarily due to greater restructuring, impairment and other charges in fiscal 2004 and a significant margin decline in the Insurance and Education Services segment as a result of a decline in internal revenue and additional investments in sales support, customer service and training. Operating earnings increased by $15.5 million to $171.7 million in fiscal 2003, and decreased as a percentage of revenues from 19.0% to 18.4%. The dollar increase was primarily due to revenue increases while the percentage decrease was principally due to a larger restructuring charge in fiscal 2003.

      Operating margins, excluding restructuring, impairment and other charges, were 14.9%, 19.7%, and 19.8% for fiscal 2004, 2003, and 2002, respectively. The margin decrease in fiscal 2004 was primarily due to significant margin decline in the Insurance and Education Services segment as a result of a decline in internal revenue and additional investments in sales support, customer service and training.

      Interest income was $1.3 million in fiscal 2004 compared to $1.5 million in fiscal 2003 and $3.6 million in fiscal 2002. The decreases in fiscal 2004 and 2003 were due to lower interest rates and reduced levels of interest-bearing assets.

      Interest expense was $19.0 million in fiscal 2004 compared to $18.1 million in fiscal 2003 and $15.7 million in fiscal 2002. The increase in fiscal 2004 and 2003 was due to the interest costs associated with additional borrowings for acquisitions under the Company's revolving credit facility.

      The provision for income taxes reflects an effective tax rate of 41.2%, 36.6%, and 38.4% for fiscal 2004, 2003 and 2002, respectively. The increase in the effective tax rate in fiscal 2004 is primarily due to the write-off of $5.2 million of deferred tax assets associated with tax loss carryforwards from the European mutual fund services operations that are not expected to be realized. Excluding the impact of restructuring charges, the effective tax rate in fiscal 2004 was 36.6%. The decrease in the effective tax rate in fiscal 2003 is primarily due to the impact of lower tax rates in foreign tax jurisdictions for acquired businesses and to enacted tax law changes. The Company's effective tax rate in fiscal 2005 is expected to approximate 37%. The Company anticipates that the undistributed earnings of foreign subsidiaries will continue to be reinvested in the foreseeable future.

RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES

In fiscal 2004, the Company recorded pre-tax restructuring, impairment and other charges of $29.1 million. The charges consist of restructuring charges of $11.6 million that relate to the integration, consolidation, and reorganization of certain business operations, particularly in the Company's European Fund Services division and the Insurance and Education Services group, impairment charges of $7.9 million, and $9.6 million of estimated amounts for certain litigation expenses and contractual disputes.

      Restructuring charges of $11.6 million during the year ended June 30, 2004 were comprised of severance totaling $9.4 million and lease termination and other costs of $2.2 million. Severance charges resulted from the termination or planned termination of approximately 380 employees representing all levels of staffing. The objectives of the fiscal 2004 restructuring plan were to close down or consolidate certain European Fund Services processing platforms located in Luxembourg, London and Guernsey; reduce costs by downsizing certain product development, marketing and sales support services in various business units; and relocate a call center in the Retirement Services

Management's Discussion
and Analysis of Financial Condition and Results of Operations

division. Annualized pretax cost savings as a result of these restructuring activities are expected to approximate $26 million to $31 million.

      The following summarizes activity with respect to the Company's restructuring activities for the year ended June 30, 2004 (in thousands):

Expense provision:
  Employee severance                             $ 9,410
  Facility closure                                 2,222
                                                 -------
                                                  11,632
                                                 -------

Cash payments and other                            8,414
                                                 -------
Remaining accrual at June 30, 2004:
  Employee severance                               2,624
  Facility closure                                   594
                                                 -------
                                                 $ 3,218
                                                 =======

In connection with the aforementioned restructuring plan, certain severance costs approximating $0.2 million and lease termination costs of approximately $1.0 million are expected to be recognized during the first half of fiscal 2005 in accordance with FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

      The Company recorded asset impairment charges of $7.9 million during the year ended June 30, 2004, consisting primarily of the following items:

      - a $3.9 million charge in the Investment Services segment for the impairment of an intangible asset and other long-lived assets as a result of the Company's plan to restructure its European mutual fund services operations and to exit certain European locations during the calendar year 2004 following the acquisition of two of the Company's significant customers in those European locations by acquirers with existing fund services capabilities;

      - a $2.2 million charge in the Information Services segment for write-downs of software licenses and obsolete inventory held for resale, due to lack of sufficient demand;

      - a $1.2 million charge in the Insurance and Education Services segment for impairment of a customer-related intangible asset deemed to be no longer recoverable from related future cash flows.

The Company also wrote off $5.2 million of deferred tax assets associated with tax loss carryforwards arising from the European mutual fund services operations as the Company believes the deferred tax assets will not be realized.

      Based on internal analysis and discussions with counsel on the status of various litigation matters and contract disputes, the Company recorded a charge of approximately $3.6 million related to breach of contract claims in the life insurance services business. The amount of the charge includes an estimated resolution amount and actual legal fees incurred during the year ended June 30, 2004. The Company intends to continue to vigorously defend the claims asserted and has asserted a number of counterclaims. Additionally, during the year ended June 30, 2004, the Company recorded a charge of $5.0 million in the Life Insurance division related to estimated resolution amounts with certain third parties arising from contractual disputes over the obligations of the parties and $1.0 million for costs associated with securities litigation.

      The Company recorded a pre-tax restructuring charge of $12.1 million in fiscal 2003, relating to the integration, consolidation and relocation of certain business operations, primarily as a result of acquisition activity and the downsizing of certain areas in the investment, insurance, education and check imaging businesses. The restructuring charge includes a provision of $7.2 million for severance-related costs for approximately 300 employees, representing all levels of employees, and $4.9 million for facility closure and related costs. At June 30, 2004, the remaining accrual amounts to $0.6 million and primarily relates to lease costs for facility closures. The objective of the fiscal 2003 restructuring plan was to reduce costs by consolidating, relocating, and downsizing certain operations in the investment, insurance, education, and check imaging businesses. Reductions in force affected business operations such as data processing, software development, marketing, and various support services, and facility space reduction or closure occurred in several locations including Philadelphia, Pennsylvania and Columbus, Ohio. Annualized pretax cost savings as a result of these restructuring activities were expected to approximate $16 million to $18 million.

      The Company recorded a pre-tax restructuring charge of $6.5 million in fiscal 2002 relating to the integration, consolidation, and relocation of certain business operations, primarily as a result of acquisition activity. The restructuring charge included a provision of $4.2 million for severance-related costs for approximately 200 employees and $2.3 million for facility consolidation and related costs. All restructuring activities in connection with this charge were completed by the end of the first quarter of fiscal 2003. The objective of the 2002 restructuring plan was to reduce costs by consolidating certain operations, primarily in connection with the integration of the Boston Institutional Group, Universal Pension, Inc., and TONER acquisitions. Back office operations, sales offices and corporate services located in Boston, Massachusetts; New York, New York; Atlanta, Georgia; Little Falls, New Jersey; and Dublin, Ireland were downsized or relocated. Annualized pretax cost savings were expected to approximate $20 million to $25 million.

SEGMENT INFORMATION

The following table sets forth revenues and operating earnings by business segment and for corporate operations for the years ended June 30, 2004, 2003, and 2002. Measures used to assess segment performance include revenues and operating earnings, exclusive of restructuring, impairment and other charges. Segment operating earnings exclude restructuring, impairment and other charges since they are not allocated to the segments for internal evaluation purposes. While these items are identifiable to the business segments, they are not included in the measurement of segment operating earnings provided to the chief operating decision maker for purposes of assessing segment performance and decision making with respect to resource allocation.

                                                         (in thousands)
                                               2004            2003             2002
Revenues:
Investment Services                       $   562,192      $   498,531      $   449,930
Insurance and Education Services              255,125          220,055          173,655
Information Services                          219,985          215,053          197,590
                                          -----------      -----------      -----------
Total revenues                            $ 1,037,302      $   933,639      $   821,175
                                          ===========      ===========      ===========
Operating earnings (loss):
Investment Services                       $    69,621      $    77,556      $    77,449
Insurance and Education Services               49,163           68,225           51,080
Information Services                           60,183           59,387           54,895
Corporate                                     (23,970)         (21,430)         (20,765)
                                          -----------      -----------      -----------
Total operating earnings                  $   154,997      $   183,738      $   162,659
                                          ===========      ===========      ===========
Restructuring, impairment and
  other charges:
Investment Services                       $     9,275      $     5,430      $     2,955
Insurance and Education Services               15,312            2,866            1,085
Information Services                            2,609            1,494              843
Corporate                                       1,903            2,289            1,592
                                          -----------      -----------      -----------
Total restructuring, impairment
  and other charges                            29,099           12,079            6,475
                                          ===========      ===========      ===========
Total consolidated operating earnings     $   125,898      $   171,659      $   156,184
                                          ===========      ===========      ===========

Internal revenue growth in fiscal 2004 for Investment Services, Insurance and Education Services, and Information Services approximated 13%, (10)% and 2%, respectively. A substantial portion of the Company's revenues, especially in the Investment Services and Information Services business segments, are recurring in nature and are derived from long-term customer contracts with terms that generally average from three to five years.

      Revenue in the Investment Services business segment increased $63.7 million in fiscal 2004 and $48.6 million in fiscal 2003, representing increases of 12.8% and 10.8%, respectively. The revenue increase in fiscal 2004 was due to increased sales to new clients by all divisions in this segment and increased assets under administration. The revenue increase in fiscal 2003 was due to acquisitions and internal growth of 3% including the acquisition of several new clients, primarily in the Retirement Services division. Operating earnings in the Investment Services business segment decreased $7.9 million in fiscal 2004 and increased $0.1 million in fiscal 2003, resulting in margins of 12.4%, 15.6% and 17.2% in fiscal 2004, 2003, and 2002, respectively. Margins declined in fiscal 2004 primarily as a result of lower margins in the Retirement Services division and, to a lesser extent, increased expenses in the Fund Services division and investments in the infrastructure of the Hedge Fund Services division. Margins declined in fiscal 2003 primarily as a result of lower revenue growth

Management's Discussion
and Analysis of Financial Condition and Results of Operations

and changes in revenue mix. For fiscal 2005, margins in the Investment Services segment are expected to expand modestly and internal revenue growth is expected to be in the range of 6% to 9%. The projected rate of internal revenue growth contemplates the loss of a significant Fund Services client in the second half of the fiscal year representing a significant portion of total assets under administration and approximately $25 million of annualized revenue. The loss of the customer was the result of the acquiring entity's decision to use its in-house solution to service the acquired client.

      Revenue in the Insurance and Education Services business segment increased $35.1 million in fiscal 2004 and $46.4 million in fiscal 2003, representing increases of 15.9% and 26.7%, respectively. Revenue growth in fiscal 2004 was due to acquisitions, offset by a decline in internal revenue of 10%. The decrease in internal revenue was primarily due to declines in the sales of life and fixed annuity products and lower sales productivity. Revenue growth in fiscal 2003 was attributable to recent acquisitions and internal growth. Operating earnings in the Insurance and Education Services business segment decreased $19.1 million in fiscal 2004 and increased $17.1 million in fiscal 2003, resulting in margins of 19.3%, 31.0%, and 29.4% in fiscal 2004, 2003, and 2002, respectively. Margins declined in fiscal 2004 primarily due to the decline in internal revenue and additional investments in sales support and customer service. Margins increased in fiscal 2003 primarily due to leverage gained from higher volumes and changes in revenue mix. For fiscal 2005, margins in the Insurance and Education Services business segment are expected to be flat to down modestly and internal revenue growth is expected to be positive.

      Revenue in the Information Services business segment increased $4.9 million in fiscal 2004 and $17.5 million in fiscal 2003, representing increases of 2.3% and 8.8%, respectively. The revenue increases were due to existing client growth, cross sales of ancillary products and services to existing clients, and sales to new clients. Operating earnings in the Information Services business segment increased $0.1 million in fiscal 2004 and $4.5 million in fiscal 2003, resulting in operating margins of 27.4%, 27.6% and 27.8% for fiscal 2004, 2003, and 2002, respectively. For fiscal 2005, margins in the Information Services business segment are expected to decline by approximately 400 basis points and internal revenue growth is expected to be lower than fiscal 2004 due to the loss of a major customer that was acquired and deconverted in the latter half of fiscal 2004.

      Corporate operations represent charges for the Company's executive, human resources, legal, accounting and finance functions, and various other unallocated overhead charges.

FINANCIAL CONDITION

At June 30, 2004 and 2003, the Company had cash and cash equivalents of $139.9 million and $79.6 million, respectively. Cash and cash equivalents held outside the U.S. at June 30, 2004 and 2003 amounted to $50.9 million and $34.9 million, respectively. Stockholders' equity was $785.0 million and $715.9 million at June 30, 2004 and 2003, respectively.

      In November 2003, the Company purchased USA Insurance Group, Inc. through the issuance of 2.8 million shares of BISYS common stock held in treasury and cash of $40.8 million, net of cash acquired. The Company also acquired two other businesses during fiscal 2004 for approximately $12.2 million, net of cash acquired. The acquisition of these three businesses, all within the Insurance and Education Services segment, was the principal reason for the significant increases in restricted cash, goodwill, intangible assets, and insurance premiums and commissions payable at June 30, 2004 compared to the balances at June 30, 2003, as reflected on the accompanying consolidated balance sheets.

      Capital expenditures were $36.2 million, $43.1 million and $39.3 million in fiscal 2004, 2003, and 2002, respectively, and are expected to be in the range of $30 million to $40 million in fiscal 2005.

      The following provides a summary of contractual obligations as of June 30, 2004 (in thousands):

                                                 Payments by Period
                             --------------------------------------------------------------
                             Less than                              More than
Contractual obligations       1 year     1-3 years      3-5 years    5 years        Total
-------------------------    ---------   ---------     ----------   ---------     ---------
Long-term debt (1)           $  6,250    $ 393,750     $        -   $       -     $ 400,000
Short-term borrowings (1)      66,000            -              -           -        66,000
Operating leases  (2)          37,013       67,321     $   49,281     132,161       285,776
Purchase obligations (3)       33,418       41,941          6,101          23        81,483
                             --------    ---------     ----------   ---------     ---------
Total                        $142,681    $ 503,012     $   55,382   $ 132,184     $ 833,259
                             ========    =========     ==========   =========     =========

(1) These amounts are included in the Consolidated Balance Sheets. See Note 5 to the Consolidated Financial Statements for additional information about debt and related matters.

(2) Included in these amounts are various facilities and equipment leases, and software license agreements. The Company enters into operating leases in the normal course of business relating to facilities and equipment. The majority of lease agreements have fixed payment terms based on the passage of time. Certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices. Future operating lease obligations could change if the Company exits certain contracts or enters into additional operating lease agreements.

(3) Purchase obligations primarily relate to maintenance agreements on software, equipment and other assets.

LIQUIDITY AND CAPITAL RESOURCES

On March 31, 2004, the Company entered into a new senior unsecured credit facility. The $400 million facility contains a $300 million revolving line of credit and a $100 million term loan. The new facility expires March 31, 2008 and replaces the $300 million facility which was due to expire on June 30, 2004. At June 30, 2004, the Company had outstanding borrowings of $66 million against its $300 million revolving credit facility and a $100 million term loan under the credit facility. The revolver and term loan bear interest at LIBOR plus a margin of 1.025% and 1.25%, respectively, resulting in a weighted average interest rate of 2.49% on all outstanding borrowings under the facility at June 30, 2004. The facility is used to support the Company's working capital requirements, fund the Company's future acquisitions and repurchase the Company's own common stock. At June 30, 2004, the Company had $2.4 million outstanding in the form of letters of credit and $300 million of outstanding 4% convertible subordinated notes due March 2006. The Company's debt ratio (total debt/total debt plus equity) is 0.37 at June 30, 2004, and the Company's maximum debt ratio may not exceed 0.50 under the terms of the revolving credit facility.

      The Company manages its debt structure and interest rate risk through the use of fixed- and floating-rate debt. While changes in interest rates could decrease the Company's interest income or increase its interest expense, the Company does not believe that it has a material exposure to changes in interest rates based on the relative size of its interest bearing assets and liabilities. The Company does not undertake any specific actions concerning exposure to interest rate risk and is not party to any interest rate management transactions.

      The Company's strategy includes the acquisition of complementary businesses financed by a combination of internally generated funds, borrowings from the revolving credit facility, long-term debt and common stock. The Company's policy is to retain earnings to support future business opportunities, rather than to pay dividends. The Company has historically used a significant portion of its cash flow from operations to fund acquisitions and capital expenditures with any remainder used to reduce outstanding borrowings under the credit facility or repurchase the Company's own common stock. The Company believes that its cash flow from operations together with other available sources of funds will be adequate to meet its funding requirements. In the event that the Company makes significant future acquisitions, however, it may raise funds through additional borrowings or the issuance of securities.

      Accounts receivable represented 41 and 44 days sales outstanding (DSO) at June 30, 2004 and 2003, respectively, based on quarterly revenues. The improvement in DSO is attributable to the Company's ongoing efforts to actively pursue collection of aged receivables and to establish billing and payment terms that are more favorable to the Company. The calculation of DSO for accounts receivable excludes insurance premiums and commissions receivable arising from the Company's insurance-related business. DSO is less relevant for this type of receivable because it includes premiums that are ultimately remitted to the insurer and not recognized as revenue. Additionally, certain life insurance commissions due from insurance carriers have customary collection terms of up to twelve months. The Company performs credit evaluations of its customers in conjunction with its new business development processes. The customers are assessed for credit worthiness based on their financial position, and payment terms are generally negotiated at the time contracts are signed. The Company regularly evaluates its accounts receivable position relative to its revenues and monitors its accounts receivable aging as part of managing its receivable portfolio. Credit risk is generally mitigated by reasonably short payment terms, the nature of our customers (i.e., commercial banks, mutual funds, and insurance carriers) and the Company's large and diverse customer base. The Company generally does not require collateral for accounts receivable.

      For the year ended June 30, 2004, operating activities provided cash of $204.3 million, primarily as a result of net income of $63.6 million, depreciation and amortization of $61.2 million, deferred income taxes of $36.7 million and changes in working capital items of $13.8 million. Investing activities used cash of $92.7 million, primarily for the acquisition of businesses of $57.6 million and capital expenditures of $36.2 million. Financing activities used cash of $51.3 million, primarily for net payments of short-term borrowings of $106.0 million, for the repurchases of common stock of $59.7 million, offset by $100.0 million of proceeds from long-term debt, $7.8 million of proceeds from the exercise of stock options, and $5.0 million from the issuance of common stock in connection with the Company's annual employee stock purchase plan. Approximately 2.8 million shares of treasury stock were issued in connection with the acquisition of USA Insurance Group, Inc. in November 2003.

      For the years ended June 30, 2003 and 2002, operating activities provided cash of $171.2 million and $128.9 million, respectively. Investing activities used cash of $229.6 million and $315.5 million in fiscal 2003 and 2002, respectively. Financing activities provided cash of $59.6 million and $105.6 million in fiscal 2003 and fiscal 2002, respectively.

      Repurchases of the Company's common stock have occurred and are expected to continue to occur from time to time in the open market to offset the possible dilutive effect of shares issued under employee benefit plans,

Management's Discussion
and Analysis of Financial Condition and Results of Operations

for possible use in future acquisitions, and for general and other corporate purposes. The following table presents stock repurchase activity during the last three fiscal years under programs authorized by the Board of Directors between fiscal 1999 and fiscal 2004, disclosing total shares repurchased under each program and the associated cost. Upon authorization of each new stock repurchase program, the former program is superseded and replaced.

                                                             (in thousands)
Year Ended June 30,                          2004                       2003                2002
                                      SHARES       COST         Shares       Cost     Shares(1)   Cost
                                      ------     --------       ------     --------   ---------  ------
Share Repurchase
  Programs:

$100 million, authorized
  January 1999                             -     $      -        1,150     $ 28,626     $ 118    $2,684
$100 million, authorized
  August 2002                          3,158       46,153          301        4,793         -         -
$100 million, authorized
  November 2003                          869       13,565            -            -         -         -
                                       -----     --------        -----     --------     -----    ------
Total Stock Repurchases                4,027     $ 59,718        1,451     $ 33,419     $ 118    $2,684
                                       =====     ========        =====     ========     =====    ======

(1) Share amounts have been retroactively restated for the period to reflect the impact of the two-for-one stock split.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and may result in materially different results under different assumptions and conditions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

      The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the near term.

      Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below.

INSURANCE COMMISSIONS RECEIVABLE - Insurance commissions in the Life Insurance Services division are generally based on a percentage of the premium that the policyholder pays to the insurance carrier. First year commissions are calculated based on a contractual percentage of the first year's premium. The Company also receives renewal and bonus commission payments. Renewal commissions relate to the period following the first year and are paid at a contractual rate if the policy remains in force. Bonus commissions are paid by the insurance carrier in situations in which certain volume, persistency or profitability targets are met. The Company recognizes all commission-related revenue and related receivables from life insurance distribution operations when all placement services have been provided, protection is afforded under the insurance policy, the premium is known or can be reasonably estimated and is billable, when the policy renews and when incentive-based targets are achieved. Commission revenue in the Life Insurance Services division is recorded net of an allowance for commission adjustments due to lapses, policy cancellations, and revisions in coverage. The actual amount of commission adjustments may differ from management's estimates.

GOODWILL - The Company has recorded goodwill that was initially recognized as a result of business combinations. In accordance with FAS 142, "Goodwill and Other Intangible Assets," the Company periodically evaluates goodwill for impairment no less than annually by comparing the carrying value of each reporting unit to its fair value using a two-step impairment test. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The estimate of a reporting unit's fair value requires the use of assumptions and estimates regarding the reporting unit's future cash flows, growth rates and weighted average cost of capital. Assumed growth rates generally ranged from 10% to 15% and varied by reporting unit based upon near and medium term growth opportunities. The assumed weighted average cost of capital approximated 12%. Any significant adverse changes in key assumptions about these businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. The Company has approximately $802 million of goodwill as of June 30, 2004, none of which is considered impaired, based on recent impairment testing. Given the significance of goodwill, an adverse change to the estimated fair value could result in an impairment charge that could be material to the financial statements.

INTANGIBLE ASSETS - The Company has recorded intangible assets that were initially recognized as a result of business combinations or acquired customer relationships. The intangible assets are amortized on a straight-line method over their estimated useful lives. The Company evaluates, for impairment, the carrying value of acquired intangible assets by comparing the carrying value to the anticipated future undiscounted cash flows expected to be generated from the use of the intangible asset. If an intangible asset is impaired, the asset is written down to fair value. Intangible assets resulting from acquired customer relationships are evaluated in light of actual customer attrition rates and related cash flows to ensure that the carrying value of these intangible assets is recoverable. Significant changes in these customer relationships could result in an impairment charge. The Company has approximately $211 million of intangible assets as of June 30, 2004. Given the significance of intangibles, adverse changes to these relationships could result in an impairment charge that could be material to the financial statements.

INCOME TAXES - The Company accounts for income taxes in accordance with FAS 109, "Accounting for Income Taxes," which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could materially impact the financial statements.

      The Company also records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

REVENUE RECOGNITION - The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts. The Company's principal sources of service revenues include information processing and software services, administration and distribution of mutual funds, hedge funds, and private equity funds, brokerage and consulting services, administration and record keeping of retirement plans, and training. Revenues from these services are recognized in the periods in which the services are performed. Cash received by the Company in advance of the performance of services is deferred and recognized as revenue when earned. Reimbursements received for out-of-pocket expenses incurred are recorded as revenue.

      Net commission revenue from insurance distribution operations is recognized when all placement services have been provided, protection is afforded under the insurance policy, the premium is known or can be reasonably estimated and is billable, when the policy renews and when incentive-based targets are achieved.

      Revenue from software sales is recognized in accordance with the AlCPA's Statement of Position (SOP) 97-2, "Software Revenue Recognition." Under the SOP, revenue is recognized at the time of sale, or licensing if the Company has no continuing obligation. When the Company has a continuing obligation, revenue is recognized over the period of continuing obligation. Maintenance fee revenue is recognized ratably over the term of the related support period, generally twelve months.

      The Company recognizes revenue in accordance with the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" (SAB 104). SAB 104 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. Future interpretations of existing accounting standards or changes in the Company's business practices could result in changes in the Company's revenue recognition accounting policies that could have a material effect on the Company's results of operations and business.

Management's Discussion
and Analysis of Financial Condition and Results of Operations

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

      Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include: achieving planned revenue growth in each of the Company's business units; renewal of material contracts in the Company's business units consistent with past experience; successful and timely integration of significant businesses acquired by the Company and realization of anticipated synergies; increasing price, products and services competition by U.S. and non-U.S. competitors, including new entrants; changes in U.S. and non-U.S. governmental regulations; the timely implementation of the Company's restructuring program and financial plans; general U.S. and non-U.S. economic and political conditions, including interest rate and currency exchange rate fluctuations; changes in technology; continuing development and maintenance of appropriate business continuity plans for the Company's processing systems; absence of consolidation among client financial institutions or other client groups; attracting and retaining qualified key employees; no material breech of security of any of the Company's systems; control of costs and expenses; continued availability of financing and financial resources on the terms required to support the Company's future business endeavors; the mix of products and services; compliance with the covenants and restrictions of the Company's bank credit facilities; and the outcome of pending and future litigation and governmental or regulatory proceedings.

      These are representative of the risks, uncertainties and assumptions that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates and other future events.

Management's Statement of Responsibility

Management of the Company is responsible for the preparation and fair presentation of the accompanying financial statements. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based on the best judgment of management.

      In recognition of its responsibility for the integrity and objectivity of data in the financial statements, the Company maintains a system of internal controls over financial reporting. The system is designed to provide reasonable assurance that transactions are executed and recorded in accordance with management authorization and that assets are safeguarded.

      The internal control system is supported by written policies and procedures, including a Code of Conduct to foster an ethical climate, that are developed and disseminated to employees. The control environment is regularly evaluated by the Company's internal auditors and their findings are reported to management and the Audit Committee of the Board of Directors throughout the year. The Company's independent registered public accounting firm, Pricewaterhouse Coopers LLP has reviewed the Company's system of internal controls over financial reporting in connection with their audit of our consolidated financial statements, as described in their report.

      The Audit Committee of the Board of Directors is comprised of three outside directors. The Audit Committee meets regularly with the internal auditors, management and independent auditors to review their work and discuss the Company's financial controls, reporting practices and audit results. The independent auditors and internal auditors have full and free access to the Audit Committee, without the presence of management, to discuss any matters which they feel require attention.

/s/ RUSSELL P. FRADIN

RUSSELL P. FRADIN

President and Chief Executive Officer

/s/ JAMES L. FOX

JAMES L. FOX
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE BISYS GROUP, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of The BISYS Group, Inc. and its subsidiaries (the "Company") at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSE COOPERS LLP

New York, New York
September 3, 2004

Consolidated Statements of Income
(in thousands, except per share data)

For Years Ended June 30,                             2004                        2003                     2002
Revenues                                          $1,037,302                   $ 933,639               $ 821,175
                                                  ----------                   ---------               ---------
Operating costs and expenses:
  Service and operating                              657,981                     554,351                 487,648
  Selling, general and administrative                197,346                     176,728                 157,743
  Amortization of intangible assets                   26,978                      18,822                  13,125
  Restructuring, impairment and other charges         29,099                      12,079                   6,475
                                                  ----------                   ---------               ---------
Total operating costs and expenses                   911,404                     761,980                 664,991
                                                  ----------                   ---------               ---------
Operating earnings                                   125,898                     171,659                 156,184
Interest income                                        1,345                       1,475                   3,599
Interest expense                                     (19,049)                    (18,146)                (15,701)
                                                  ----------                   ---------               ---------
Income before income taxes                           108,194                     154,988                 144,082
Income taxes                                          44,614                      56,745                  55,384
                                                  ----------                   ---------               ---------
Net income                                        $   63,580                   $  98,243               $  88,698
                                                  ==========                   =========               =========
Basic earnings per share                          $     0.53                   $    0.82               $    0.75
                                                  ==========                   =========               =========
Diluted earnings per share                        $     0.53                   $    0.81               $    0.72
                                                  ==========                   =========               =========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
(in thousands, except share data)

June 30,                                                                 2004           2003
--------                                                                 ----           ----
ASSETS
Current assets:
   Cash and cash equivalents                                         $   139,872    $    79,558
   Restricted cash                                                        67,125         26,603
   Accounts receivable, net                                               96,385         96,237
   Insurance premiums and commissions receivable                          87,154         87,535
   Deferred tax asset                                                     13,484         45,202
   Other current assets                                                   49,747         34,806
                                                                     -----------    -----------
Total current assets                                                     453,767        369,941
Property and equipment, net                                              112,074        107,152
Goodwill                                                                 802,178        731,174
Intangible assets, net                                                   211,298        206,036
Other assets                                                              32,923         43,839
                                                                     -----------    -----------
Total assets                                                         $ 1,612,240    $ 1,458,142
                                                                     ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt                              $     6,250    $         -
   Short-term borrowings                                                  66,000        172,000
   Accounts payable                                                       17,397         21,518
   Insurance premiums and commissions payable                            126,173         81,840
   Other current liabilities                                             158,459        128,645
                                                                     -----------    -----------
Total current liabilities                                                374,279        404,003
Long-term debt                                                           393,750        300,000
Deferred tax liability                                                    54,669         34,184
Other liabilities                                                          4,560          4,026
                                                                     -----------    -----------
Total liabilities                                                        827,258        742,213
                                                                     ===========    ===========

Commitments and contingencies (see Note 7)

STOCKHOLDERS' EQUITY
Common stock, $.02 par value; 320,000,000 shares authorized;
120,836,315 and 120,274,571 shares issued                                  2,417          2,405
Additional paid-in capital                                               389,484        378,986
Retained earnings                                                        403,738        348,401
Notes receivable from stockholders                                        (8,116)       (10,776)
Employee benefit trust, 342,613 and 344,207 shares                        (5,507)        (5,676)
Deferred compensation                                                      5,292          5,752
Unearned compensation - restricted stock                                  (6,199)             -
Accumulated other comprehensive income (loss)                              6,337           (340)
Treasury stock at cost, 158,559 and 141,118 shares                        (2,464)        (2,823)
                                                                     -----------    -----------
Total stockholders' equity                                               784,982        715,929
                                                                     -----------    -----------
Total liabilities and stockholders' equity                           $ 1,612,240    $ 1,458,142
                                                                     ===========    ===========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(in thousands)

                                                         Common Stock            Additional
                                                    -----------------------        Paid-in
For Years ended June 30, 2002, 2003, and 2004       Shares          Amount         Capital
---------------------------------------------       -------       ---------      ----------
BALANCE, JUNE 30, 2001                               58,422       $   1,168       $ 318,958
                                                    =======       =========       =========
Net income                                                -               -               -
Foreign currency translation adjustment                   -               -               -
Comprehensive income
Exercise of stock options                             1,868              38          28,074
Tax benefit of stock options exercised                    -               -          19,688
Issuance of common stock                                 94               2           4,224
Common stock options issued in acquisitions              32               1           1,099
Repurchases of common stock                               -               -               -
Two-for-one stock split                              59,464           1,189          (1,189)
                                                    -------       ---------       ---------
BALANCE, JUNE 30, 2002                              119,880           2,398         370,854
                                                    =======       =========       =========
Net income                                                -               -               -
Foreign currency translation adjustment                   -               -               -
Comprehensive income
Exercise of stock options                               395               7           4,443
Tax benefit of stock options exercised                    -               -           3,689
Issuance of common stock                                  -               -               -
Repurchases of common stock                               -               -               -
Employee benefit trust                                    -               -               -
Deferred compensation                                     -               -               -
                                                    -------       ---------       ---------
BALANCE, JUNE 30, 2003                              120,275           2,405         378,986
                                                    =======       =========       =========
NET INCOME                                                -               -               -
FOREIGN CURRENCY TRANSLATION ADJUSTMENT                   -               -               -
UNREALIZED GAIN ON INVESTMENTS, NET OF TAX                -               -               -
COMPREHENSIVE INCOME
EXERCISE OF STOCK OPTIONS                                75               2             484
TAX BENEFIT OF STOCK OPTIONS EXERCISED                    -               -           1,734
ISSUANCE OF COMMON STOCK                                486              10           8,280
COMMON STOCK ISSUED IN ACQUISITION                        -               -               -
REPURCHASES OF COMMON STOCK                               -               -               -
EMPLOYEE BENEFIT TRUST                                    -               -               -
DEFERRED COMPENSATION                                     -               -               -
COMPENSATION EXPENSE-RESTRICTED STOCK                     -               -               -
                                                    -------       ---------       ---------
BALANCE, JUNE 30, 2004                              120,836       $   2,417       $ 389,484
                                                    =======       =========       =========

The accompanying notes are an integral part of the consolidated financial statements.

                Notes                                               Unearned                    Accumulated
             Receivable    Employee Benefit Trust                 Compensation                     Other        Treasury Stock
Retained        from       ----------------------      Deferred   -Restricted   Comprehensive  Comprehensive   -------------------
Earnings    Stockholders     Shares    Amount       Compensation     Stock         Income      Income (Loss)   Shares     Amount
---------   ------------   --------  -------------  ------------  ------------  -------------  -------------   ------    ---------
$ 191,017    $ (10,776)         -     $       -      $       -     $       -                     $    (806)         -    $       -
=========    =========        ===     =========      =========     =========      =========      =========     ======    =========
   88,698            -          -             -              -             -      $  88,698              -          -            -
        -            -          -             -              -             -            158            158          -            -
                                                                                  ---------
                                                                                  $  88,856
                                                                                  =========

  (14,477)           -          -             -              -             -                             -        (72)       2,684
        -            -          -             -              -             -                             -          -            -
        -            -          -             -              -             -                             -          -            -
        -            -          -             -              -             -                             -          -            -
        -            -          -             -              -             -                             -         59       (2,684)
        -            -          -             -              -             -                             -         13            -
---------    ---------        ---     ---------      ---------     ---------      ---------      ---------     ------    ---------
  265,238      (10,776)         -             -              -             -                          (648)         -            -
=========    =========        ===     =========      =========     =========      =========      =========     ======    =========
   98,243            -          -             -              -             -      $  98,243              -          -            -
        -            -          -             -              -             -            308            308          -            -
                                                                                  ---------
                                                                                  $  98,551
                                                                                  =========
  (10,532)           -          -             -              -             -                             -       (625)      15,762
        -            -          -             -              -             -                             -          -            -
   (4,548)           -         (2)           29            (29)            -                             -       (339)       9,129
        -            -          -             -              -             -                             -      1,451      (33,419)
        -            -        346        (5,705)             -             -                             -       (346)       5,705
        -            -          -             -          5,781             -                             -          -            -
---------    ---------        ---     ---------      ---------     ---------      ---------      ---------     ------    ---------
  348,401      (10,776)       344        (5,676)         5,752             -                          (340)       141       (2,823)
=========    =========        ===     =========      =========     =========      =========      =========     ======    =========
   63,580            -          -             -              -             -      $  63,580              -          -            -
        -            -          -             -              -             -            884            884          -            -
        -            -          -             -              -             -          5,793          5,793          -            -
                                                                                  ---------
                                                                                  $  70,257
                                                                                  =========
   (5,833)       2,660          -             -              -             -                             -       (769)      13,205
        -            -          -             -              -                                           -          -            -
     (805)           -        (46)          776           (786)       (8,291)                            -       (397)       5,837
   (1,605)           -          -             -              -             -                             -     (2,798)      40,428
        -            -          -             -              -             -                             -      4,027      (59,718)
        -            -         45          (607)             -             -                             -        (45)         607
        -            -          -             -            326                                           -          -            -
        -            -          -             -              -         2,092                             -          -            -
---------    ---------        ---     ---------      ---------     ---------                     ---------     ------    ---------
$ 403,738    $  (8,116)       343     $  (5,507)     $   5,292     $  (6,199)                    $   6,337        159    $  (2,464)
=========    =========        ===     =========      =========     =========                     =========     ======    =========

Consolidated Statements of Cash Flows
(in thousands)

            For Years Ended June 30,                           2004         2003          2002
            ------------------------                         ---------    ---------    ---------
Cash flows from operating activities:
Net income                                                   $  63,580    $  98,243    $  88,698
Adjustments to reconcile net income
to net cash provided by operating activities:
   Depreciation and amortization                                61,151       49,704       40,600
   Restructuring, impairment and other charges                  29,099       12,079        6,475
   Deferred income tax provision                                36,676       10,086          722
Change in operating assets and liabilities, net of effects
   from acquisitions and divestitures:
   Restricted cash                                             (20,547)      (8,570)
   Account receivable, net                                         929        5,540        3,655
   Insurance premiums and commissions receivable                11,124      (21,950)      (4,471)
   Other current assets                                         (4,691)       2,350       (4,765)
   Other assets                                                  5,931        7,631        6,472
   Accounts payable                                             (2,312)       4,223        1,720
   Insurance premiums and commissions payable                    9,450       22,414        1,221
   Accrued liabilities and other                                13,959      (10,510)     (11,381)
                                                             ---------    ---------    ---------
Net cash provided by operating activities                      204,349      171,240      128,946
                                                             ---------    ---------    ---------
Cash flows from investing activities:
   Acquisition of businesses, net of cash acquired             (57,579)    (155,872)    (269,948)
   Proceeds (expenses paid) from dispositions                        -          235         (521)
   Capital expenditures                                        (36,199)     (43,106)     (39,310)
   Change in other investments                                   1,358       (3,102)       2,110
   Purchase of intangible assets                                  (300)     (27,763)      (7,862)
                                                             ---------    ---------    ---------
Net cash used in investing activities                          (92,720)    (229,608)    (315,531)
                                                             ---------    ---------    ---------
Cash flows from financing activities:
   Short-term borrowings, net                                 (106,000)      79,000       93,000
   Proceeds from long-term debt                                100,000            -            -
   Exercise of stock options                                     7,842        9,646       11,593
   Issuance of common stock                                      5,021        4,581        4,226
   Repurchases of common stock                                 (59,718)     (33,419)      (2,684)
   Other                                                         1,540         (253)        (578)
                                                             ---------    ---------    ---------
Net cash (used in) provided by financing activities            (51,315)      59,555      105,557
                                                             ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents            60,314        1,187      (81,028)
Cash and cash equivalents at beginning of year                  79,558       78,371      159,399
                                                             ---------    ---------    ---------
Cash and cash equivalents at end of year                     $ 139,872    $  79,558    $  78,371
                                                             =========    =========    =========
Supplemental cash flow disclosures:
   Cash paid for:
    Interest                                                 $  16,577    $  15,876    $  13,137
    Income taxes                                             $  20,027    $  42,277    $  32,218
                                                             =========    =========    =========

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
(Unless otherwise noted, amounts in thousands, except per share data)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

The BISYS Group, Inc. and subsidiaries ("BISYS" or the "Company") is a leading global provider of business process outsourcing solutions to the financial services industry.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of The BISYS Group, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts reported in fiscal 2002 and 2003 have been reclassified to conform to the fiscal 2004 presentation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less, including $26.0 million and $2.3 million of overnight repurchase agreements at June 30, 2004 and 2003, respectively. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

RESTRICTED CASH

Unremitted insurance premiums are held in a fiduciary capacity and approximated $67.1 million and $26.6 million at June 30, 2004 and 2003, respectively. The period for which the Company holds such funds is dependent upon the date the agent or broker remits the payment of the premium to the Company and the date the Company is required to forward such payment to the insurer.

RECEIVABLES

A majority of the Company's receivables are from banks, investment firms, insurance companies and retail insurance brokers which approximated $35.2 million, $46.4 million, $34.4 million, and $56.8 million, respectively, at June 30, 2004.

      The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivable agings and existing economic conditions. Bad debt expense for the years ended June 30, 2004, 2003 and 2002 approximated $5.3 million, $6.2 million, and $2.4 million, respectively. Write-offs for the years ended June 2004, 2003 and 2002 approximated $4.2 million, $6.5 million, and $3.6 million, respectively. At June 30, 2004 and 2003, the Company's allowance for doubtful accounts was approximately $5.2 million and $4.9 million, respectively.

      The Company has separately reflected receivables and payables arising from its insurance-related businesses on the accompanying consolidated balance sheets. The captions "insurance premiums and commissions receivable" and "insurance premiums and commissions payable" include insurance premiums and commissions arising from the Company's property and casualty brokerage division and net commissions arising from the Company's life insurance services division. In its capacity as a property and casualty wholesale broker, the Company collects premiums from other agents and brokers and, after deducting its commissions, remits the premiums to the respective insurers.

      Commission revenue in the life insurance services division is recorded net of an allowance for commission adjustments due to lapses, policy cancellations and revisions in coverage. At June 30, 2004 and 2003, the allowance for commission adjustments approximated $6.2 million and $5.0 million, respectively, and is netted against insurance premiums and commissions receivable on the accompanying consolidated balance sheet.

INVESTMENTS

Management determines the appropriate classification of investments in equity securities at the time of purchase. Marketable equity securities available for sale, included in other current assets, are carried at market based upon quoted market prices. Unrealized gains or losses on available for sale securities are recorded in other comprehensive income as an adjustment to stockholders' equity, net of related deferred income taxes. Realized gains or losses are computed based on specific identification of the securities sold. At June 30, 2004, investments available for sale are recorded at their market value of $14.4 million, with an unrealized gain of $9.4 million.

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
                                                   ======

Notes to Consolidated Financial Statements
(Unless otherwise noted, amounts in thousands, except per share data)

Depreciation expense for the years ended June 30, 2004, 2003 and 2002 was $34.2 million, $30.9 million and $27.5 million, respectively.

      Expenditures for major renewals and improvements are capitalized, while minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to expense as incurred. Disposals are removed at cost less accumulated depreciation with the resulting gain or loss being reflected in operations.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to tangible and identifiable intangible assets acquired and liabilities assumed. The Company periodically evaluates goodwill for impairment no less than annually by comparing the carrying value of each reporting unit to its fair value using a two-step impairment test set forth in FAS 142, "Goodwill and Other Intangible Assets." If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

      Intangible assets are amortized on a straight-line method over their estimated useful lives. The Company evaluates, for impairment, the carrying value of acquired intangible assets by comparing the carrying value to the anticipated future undiscounted cash flows expected to be generated from the use of the intangible asset. If an intangible asset is impaired, the asset is written down to fair value. Intangible assets resulting from acquired customer relationships are evaluated in light of actual customer attrition rates and related cash flows to ensure that the carrying value of these intangible assets is recoverable.

      Additional information pertaining to goodwill and intangible assets is presented in Note 4.

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

SOFTWARE COSTS

The Company capitalizes certain costs incurred to develop new software or enhance existing software which is utilized by the Company to process customer transactions or marketed externally. The Company charges to operations routine maintenance of software, design costs and development costs incurred prior to the establishment of a product's technological feasibility. Costs incurred subsequent to the establishment of a product's technological feasibility are capitalized and amortized over the expected useful life of the related product. Capitalized software costs for fiscal years 2004, 2003 and 2002 approximated $26.4 million, $23.2 million, and $19.6 million, respectively. Software amortization for the years ended June 2004, 2003 and 2002 approximated $20.0 million, $16.7 million, and $15.5 million, respectively.

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

      Net commission revenue from insurance distribution operations is recognized when all placement services have been provided, protection is afforded under the insurance policy, and the premium is known or can be reasonably estimated and is billable. Commission revenue in the life insurance services division is recorded net of an allowance for commission adjustments due to lapses, policy cancellations, and revisions in coverage.

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

      The Company recognizes revenue in accordance with the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" (SAB 104). SAB 104 provides guidance on the recognition, presentation and disclosure of revenue in financial statements.

PER SHARE DATA

Basic earnings per share is computed using the weighted average number of common shares outstanding during each year presented. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during each year presented. Common equivalent shares consist of shares issuable under stock-based compensation plans and are computed using the treasury stock method. The effect of the assumed conversion of the convertible notes into common stock would be anti-dilutive and therefore is excluded from the computation of diluted earnings per share.

Amounts utilized in per share computations are as follows:

                                Year Ended June 30,                                   2004       2003       2002
                                -------------------                                   ----       ----       ----
Weighted average common shares outstanding                                          119,872    119,597     118,623
Assumed conversion of common shares issuable under stock-based compensation plans     1,018      2,124       5,236
Weighted average common and common equivalent shares outstanding                    120,890    121,721     123,859

On January 24, 2002, the Board of Directors of the Company approved a two-for-one stock split effected in the form of a dividend, payable to shareholders of record as of February 8, 2002. All historical weighted average shares and per share amounts have been restated to reflect the stock split.

     Options to purchase 8.8 million shares of common stock at various prices ranging from $15.83 to $35.30 were outstanding at June 30, 2004, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of common shares.

FOREIGN CURRENCY TRANSLATION

The U.S. dollar is the functional currency for all company businesses except operations in England, Guernsey, Ireland and Luxembourg. Foreign currency denominated assets and liabilities for these units are translated into U.S. dollars based on exchange rates prevailing at the end of each year, and revenues, expenses and cash flows are translated at average exchange rates during the year. Translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders' equity.

STOCK-BASED COMPENSATION

The Company accounts for its stock option, restricted stock and stock purchase plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense has been recorded for restricted stock awards, and no expense has been recorded for the Company's other stock-based compensation plans. The following table presents the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123, "Accounting for Stock-Based Compensation." See Note 15.

   Year Ended June 30,       2004      2003     2002
   -------------------       ----      ----     ----
Net income, as reported     $63,580   $98,243  $88,698
Add: Stock-based employee
compensation expense
included in reported net
income, net of related
tax effects                   1,313         -        -
Deduct: Total stock-based
employee compensation
expense determined under
fair value based method for
all awards, net of related
tax effects                 (13,697)  (17,944) (24,897)
                            -------   -------  -------
Pro forma net income        $51,196   $80,299  $63,801
                             ======   =======  =======
Earnings per share:
Basic, as reported          $  0.53   $  0.82  $  0.75
Basic, pro forma            $  0.43   $  0.67  $  0.54
                            =======   =======  =======
Diluted, as reported        $  0.53   $  0.81  $  0.72
Diluted, pro forma          $  0.43   $  0.66  $  0.52
                            =======   =======  =======

The Company presently intends to continue to account for stock options under the provisions of APB 25.

INCOME TAXES

The liability method is used in accounting for income taxes whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax asset balance will not be realized.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to insurance commissions receivable, goodwill, intangible assets, income taxes and revenue recognition. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the near term.

Notes to Consolidated Financial Statements
(Unless otherwise noted, amounts in thousands, except per share date)

DISCLOSURE REGARDING FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, receivables, accounts payable, short-term borrowings and accrued expenses approximate the carrying values due to the short period of time to maturity. The fair value of investments is determined based upon quoted market prices. The fair value of long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rate.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company adopted the initial recognition and measurement provisions of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," for guarantees issued or modified after December 31, 2002. Based upon our review of the nature and type of obligations contained in the Company's limited number of guarantee contracts for which the Company is guarantor, the adoption of FIN 45 did not have a material impact on the Company's financial position or results of operations. The Company has provided information regarding commitments and contingencies relating to guarantees in Note 7. There have been no material commitments and contingencies relating to guarantees requiring recognition in the consolidated financial statements since December 31, 2002.

      In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on determining whether a multi-deliverable revenue arrangement contains more than one unit of accounting and, if so, how to measure and allocate the arrangement consideration to the separate units of accounting. The guidance in this issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company adopted EITF Issue No. 00-21 effective July 1, 2003. Based on our review of revenue arrangements with multiple deliverables entered into on or after July 1, 2003, we have determined that the adoption of Issue 00-21 did not have a material impact on the Company's financial position or results of operations.

2. DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS

                                               2004         2003
                                               ----         ----
Other current assets:
 Prepaids                                   $  31,981    $  26,565
 Other                                         17,766        8,241
                                            ---------    ---------
                                            $  49,747    $  34,806
                                            =========    =========
Property and equipment, net:
 Land                                       $     893    $      74
 Buildings and leasehold improvements          26,119       22,891
 Data processing equipment and systems         73,548       73,935
 Furniture and fixtures                        35,770       35,189
 Software development costs                   104,816       89,659
                                            ---------    ---------
                                              241,146      221,748
Less accumulated depreciation
and amortization                             (129,072)    (114,596)
                                            ---------    ---------
                                            $ 112,074    $ 107,152
                                            =========    =========
Other current liabilities:
 Compensation                               $  45,703    $  30,355
 Deferred revenues                             28,258       24,634
 Income taxes                                     156       13,640
 Other                                         84,342       60,016
                                            ---------    ---------
                                            $ 158,459    $ 128,645
                                            =========    =========

3. BUSINESS COMBINATIONS

FISCAL 2004 ACQUISITIONS

Business                   Date Acquired               Nature of Business   Consideration

                                                    Workers' compensation
Uhlemeyer Services, Inc.    January 2004           insurance distribution   Cash for stock

                                                  Commercial property and
USA Insurance Group, Inc.  November 2003  casualty insurance distribution   Cash and stock for stock

Lifesource                  October 2003      Life insurance distribution   Cash for stock

In November 2003, the Company acquired USA Insurance Group, Inc. ("USAIG"), a Florida-based managing general agency ("MGA") serving the commercial property and casualty insurance marketplace. The acquisition of USAIG broadens the product and geographic reach of the Company's commercial property and casualty line of business, and complements and significantly expands its MGA platform. The Company completed its acquisition of USAIG through the exchange of approximately 2.8 million shares of BISYS common stock held in treasury and cash of $40.8 million, net of cash acquired, for all of the equity interests of USAIG.

      The fair value of assets acquired and liabilities assumed, including transaction fees and expenses, for fiscal 2004 acquisitions were as follows:

                                           USA Insurance Group  All Others   Total
                                           -------------------  ----------   -----
Estimated fair value of assets acquired:
 Goodwill                                  $            62,866  $    7,123  $ 69,989
 Intangible assets                                      28,700       4,993    33,693
 Other assets                                           36,538       3,010    39,548
 Issuance of stock in acquisition                      (38,823)          -   (38,823)
 Liabilities assumed                                   (48,529)     (2,961)  (51,490)
                                           -------------------  ----------  --------
Net cash paid                              $            40,752  $   12,165  $ 52,917
                                           ===================  ==========  ========

The acquired intangible assets of $33.7 million have a weighted average useful life of approximately 9 years. The intangible assets that make up that amount include customer-related intangibles of $30.1 million (10-year weighted average useful life) and non-compete agreements of $3.6 million (5-year weighted average useful life). Of the total amount of goodwill assigned of $70.0 million, approximately $8.5 million is expected to be deductible for tax purposes.

      The following unaudited pro forma consolidated results of operations have been prepared as if the acquisitions of all the companies set forth above had occurred at the beginning of fiscal 2004 and 2003:

                                 2004        2003
                                 ----        ----
Revenues                     $ 1,051,312  $ 970,608
Net income                   $    64,830  $ 102,832
Diluted earnings per share   $      0.53  $    0.82
                             -----------  ---------

FISCAL 2003 ACQUISITIONS

Business                                    Date Acquired        Nature of Business       Consideration
--------                                    -------------        ------------------       -------------
                                                               Life insurance brokerage
Landau Financial Services, Inc.                  May 2003              and distribution   Cash for stock

                                                                    Commercial property
                                                                 and casualty insurance
Tri-City Brokerage                             March 2003                  distribution   Cash for stock

                                                               Life insurance brokerage
Capital Synergies, Inc.                        March 2003              and distribution   Cash for stock

Feingold & Scott, Ltd.                                         Life insurance brokerage
(dba Career Brokerage, Inc.)                December 2002              and distribution   Cash for stock

                                                                Long-term care and life
Select Insurance Marketing Corporation      December 2002        insurance distribution   Cash for stock

First Northern Financial Resources, Inc.   September 2002   Life insurance distribution   Cash for stock

In March 2003, the Company acquired all the equity interests in Tri-City Brokerage (Tri-City), a San Francisco based insurance brokerage firm specializing in the wholesale distribution of commercial property and casualty insurance products. The acquisition of Tri-City represents the Company's strategic entrance into the commercial property and casualty insurance market.

      The fair value of assets acquired and liabilities assumed, including transaction fees and expenses, for fiscal 2003 acquisitions were as follows:

                                          Tri-City  All Others     Total
                                          --------  ----------     -----
Estimated fair value of assets acquired:
  Goodwill                                $ 66,281  $   51,661   $ 117,942
  Intangible assets                         27,100       8,734      35,834
  Other assets                              55,224      12,839      68,063
  Liabilities assumed                      (68,410)     (6,172)    (74,582)
                                          --------  ----------   ---------
Net cash paid                             $ 80,195  $   67,062   $ 147,257
                                          ========  ==========   =========

The acquired intangible assets of $35.8 million have a weighted average useful life of approximately 9 years. The intangible assets that make up that amount include customer-related intangibles of $32.2 million (9-year weighted average useful life) and non-compete agreements of $3.6 million (5-year weighted average useful life). Of the total amount of goodwill assigned of $117.9 million, approximately $44.7 million is expected to be deductible for tax purposes.

      The above transactions in fiscal 2004 and 2003 have been accounted for by the purchase method of accounting, and, accordingly, the operations of the acquired companies are included in the consolidated financial statements since the dates of acquisition.

Notes to Consolidated Financial Statements
(Unless otherwise noted, amounts in thousands, except per share data)

4. GOODWILL AND INTANGIBLE ASSETS

GOODWILL

The changes in the carrying amounts of goodwill by business segment for the years ended June 30, 2003 and 2004 are as follows:

                           INVESTMENT        INSURANCE AND     INFORMATION
                            SERVICES      EDUCATION SERVICES     SERVICES          TOTAL
                           ----------     ------------------   -----------      ----------
Balance, June 30, 2002     $  311,802         $  265,122        $   35,390      $  612,314
                              -------            -------            ------         -------
2003 Acquisitions                   -            117,942                 -         117,942
2003 Dispositions                 (70)                 -                 -             (70)
Adjustments to previous
 acquisitions                    (366)             1,354                 -             988
                           ----------         ----------        ----------      ----------
Balance, June 30, 2003        311,366            384,418            35,390         731,174
                           ----------         ----------        ----------      ----------
2004 Acquisitions                   -             69,989                 -          69,989
Adjustments to previous
 acquisitions                    (175)             1,190                 -           1,015
                           ----------         ----------        ----------      ----------
Balance, June 30, 2004     $  311,191         $  455,597        $   35,390      $  802,178
                           ==========         ==========        ==========      ==========

The adjustments to previous acquisitions primarily relate to differences in amounts recorded for deferred taxes as compared to amounts originally estimated at time of acquisition.

INTANGIBLE ASSETS

At June 30, 2004 and 2003, acquired intangible assets were comprised of the following:

                         ESTIMATED
                          USEFUL       GROSS
                           LIVES      CARRYING       ACCUMULATED       NET BOOK
2004                      (YEARS)      AMOUNT       AMORTIZATION         VALUE
---------------------    ---------   ----------     ------------      ----------
Customer related           5-30      $  218,621      $  (51,571)      $  167,050
Noncompete agreements      5-15          46,504         (17,066)          29,438
Other                      5-23          22,695          (7,885)          14,810
                                     ----------      ----------       ----------
                                     $  287,820      $  (76,522)      $  211,298
                                     ==========      ==========       ==========
2003
Customer related           5-30      $  190,917      $  (32,618)      $  158,299
Noncompete agreements      5-15          42,451         (11,629)          30,822
Other                      5-23          23,070          (6,155)          16,915
                                     ----------      ----------       ----------
                                     $  256,438      $  (50,402)      $  206,036
                                     ==========      ==========       ==========

All of the Company's intangible assets are subject to amortization. Amortization expense for acquired intangible assets was approximately $27.0 million, $18.8 million, and $13.1 million for the years ended June 30, 2004, 2003, and 2002, respectively. Estimated amortization expense for the succeeding five years is $28.2 million in fiscal 2005, $27.1 million in fiscal 2006, $25.7 million in fiscal 2007, $24.9 million in fiscal 2008, and $22.9 million in fiscal 2009.

      In connection with the Company's plan to reorganize its Life Insurance division and restructure its European fund services operations by exiting certain European locations during calendar year 2004, impairment losses of $2.0 million were recognized during the year ended June 30, 2004 for customer-related intangibles. The amount of the impairment losses represented the remaining net book value of the intangibles.

5. BORROWINGS

In March 2004, the Company entered into a new senior unsecured credit facility. The $400 million facility contains a $300 million revolving line of credit facility, of which $66 million is outstanding at June 30, 2004, and a $100 million term loan. The facility, which expires March 31, 2008, supports working capital requirements, repurchases of the Company's common stock, and the funding of future acquisitions.

      Outstanding borrowings under the credit facility bear interest at prime or, at the Company's option, LIBOR plus a margin. The margin will not exceed 1.45% on the revolving component and 1.75% on the term loan component based upon the ratio of the Company's consolidated indebtedness to consolidated earnings before interest expense, taxes, depreciation, and amortization. The credit agreement requires the Company to pay an annual facility fee on the $300 million revolving credit, not to exceed 0.30% or $0.9 million The facility is guaranteed by certain subsidiaries of The BISYS Group, Inc.

      The credit agreement requires, among other things, the Company to maintain certain financial covenants and limits the Company's ability to incur future indebtedness and to pay dividends. As of June 30, 2004, no amounts were permitted for the payment of cash dividends.

      The Company may borrow under the revolving credit facility through March 2008 up to $300 million, reduced by any outstanding letters of credit ($2.4 million at June 30, 2004). The $100 million term loan has quarterly principal payments commencing on June 30, 2005 with a final maturity of March 31, 2008. Interest is payable quarterly for prime rate borrowings or at maturity for LIBOR borrowings, which range from 30 to 180 days. At June 30, 2004, the weighted average interest rate of the credit facility borrowings was 2.49%.

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

      Annual interest expense on long-term debt amounted to $12.6 million in fiscal 2004 and $12.0 million in fiscal 2003.

      As part of the credit agreement governing the new senior unsecured credit facility that was entered into on March 31, 2004, the Company made certain representations about its prior period financial statements. In light of the need for adjustments to these prior period financial statements (see Note 7), the lenders considered these representations to have been inaccurate when made, and therefore, the lenders asserted that there was a breach under the credit agreement causing the Company to be in default. The Company subsequently procured a waiver from the lenders which allowed the Company to continue to rollover certain LIBOR-based borrowings. The lenders asserted that they had the right to accelerate payment of outstanding borrowings under the credit facility until the waiver became permanent. Effective with the filing of the amended Annual Report on Form 10-K for the fiscal year ended June 30, 2003 on August 10, 2004, the waiver became permanent for all purposes.

Debt outstanding at June 30, 2004 and 2003 is as follows:

                                                           June 30, 2004                     June 30, 2003
                                                           -------------                     -------------
                                                                         Estimated                      Estimated
                                                     Carrying Value      Fair Value    Carrying Value  Fair Value
                                                     --------------      ----------    --------------  ----------
Senior credit facility, term loan, at a rate of
2.625%                                                  $ 100,000         $ 100,000      $       -      $       -
Senior credit facility, revolving line of
credit, at a rate of 2.275% and 2.00%,
respectively                                               66,000            66,000        172,000        172,000
Convertible subordinated 4% notes                         300,000           287,000        300,000        282,500
                                                        ---------         ---------      ---------      ---------
                                                          466,000         $ 453,000        472,000      $ 454,500
                                                        ---------         =========      ---------      =========
Less amounts due within one year                           72,250                          172,000
                                                        ---------                        ---------
Long-term debt                                          $ 393,750                        $ 300,000
                                                        =========                        =========

Long-term debt repayments at June 30, 2004 are due as follows:

2006                                                  $ 325,000
2007                                                     31,250
2008                                                     37,500
                                                      ---------
                                                      $ 393,750
                                                      =========

Notes to Consolidated Financial Statements
(Unless otherwise noted, amounts in thousands, except per share data)

6. INCOME TAXES

The significant components of the Company's net deferred tax assets and liabilities as of June 30, 2004 and 2003 are as follows:

                                           2004           2003
                                        ----------     ----------
Deferred tax assets related to:
 Accrued liabilities                    $   17,961     $   15,076
 Receivables                                 4,258         35,169
 Tax carryforwards                          22,085         19,635
 Other                                         245            139
                                        ----------     ----------
 Deferred tax assets                        44,549         70,019
 Less valuation allowance                     (500)        (1,100)
                                        ----------     ----------
 Net deferred tax assets                    44,049         68,919
                                        ----------     ----------
Deferred tax liabilities related to:
 Property and equipment                    (23,899)       (18,036)
 Investments                                (3,426)             -
 Intangible assets                         (30,879)       (20,164)
 Goodwill                                  (26,744)       (19,169)
 Other                                        (286)          (532)
                                        ----------     ----------
 Deferred tax liabilities                  (85,234)       (57,901)
                                        ----------     ----------
Net deferred tax (liability) asset      $  (41,185)    $   11,018
                                        ==========     ==========

The Company periodically evaluates deferred tax assets and adjusts the related valuation allowance on deferred tax assets to an amount which is more likely than not to be realized through future taxable income.

      A valuation allowance for deferred tax assets associated with certain loss carryforwards has been established as the Company currently believes that a portion of the deferred tax assets will not be realized. At June 30, 2004, the Company had $37.3 million of federal net operating loss carryforwards expiring in years after 2015 and $106.1 million of state and foreign net operating losses of which $102.9 million expire in years after 2010. The Company has $0.4 million of federal tax credit carryforwards expiring in fiscal 2009.

      The components of income before income taxes are as follows:

                                 2004          2003           2002
                              ----------    ----------    ----------
Domestic                      $   97,001    $  146,876    $  145,746
Foreign                           11,193         8,112        (1,664)
                              ----------    ----------    ----------
Income before income taxes    $  108,194    $  154,988    $  144,082
                              ==========    ==========    ==========

   The components of the income tax provision for the years ended June 30, 2004, 2003 and 2002 are as follows:

                                   2004          2003           2002
                                ----------    ----------     ----------
Deferred federal tax expense    $   31,974    $    8,993     $    1,533
Current federal tax expense          3,195        36,786         46,593
Deferred state tax expense
 (benefit)                           1,278           425           (177)
Current state tax expense            4,270        11,083          9,064
Deferred foreign tax
 expense (benefit)                   3,424          (945)        (1,873)
Current foreign tax expense            473           403            244
                                ----------    ----------     ----------
                                $   44,614    $   56,745     $   55,384
                                ==========    ==========     ==========

Deferred income taxes of $5.2 million have not been provided on the undistributed earnings of foreign subsidiaries as such earnings will continue to be reinvested in the foreseeable future.

      A reconciliation of the Company's income tax provision and the amount computed by applying the statutory federal income tax rate to income before income taxes for the years ended June 30, 2004, 2003 and 2002 is as follows:

                                  2004         2003         2002
                               ----------   ----------   ----------
Federal income tax at
 statutory rate                $   37,868   $   54,246   $   50,429
Change in reserve for
 contingent tax liabilities         1,917         (731)         (23)
Change in valuation
 allowance                           (600)         497            -
State taxes                         4,404        7,480        5,777
Foreign taxes                         (18)      (3,381)      (1,046)
Tax credits                          (599)        (559)        (732)
Other, net                          1,642         (807)         979
                               ----------   ----------   ----------
                               $   44,614   $   56,745   $   55,384
                               ==========   ==========   ==========

Tax expense allocated to unrealized gains on investments, included in comprehensive income but excluded from net income, approximated $3.6 million for the year ended June 30, 2004.

7. COMMITMENTS AND CONTINGENCIES

The Company leases office space under noncancellable operating leases with remaining terms of up to fourteen years. The Company also leases certain office and computer equipment and software under operating leases expiring through 2009. Rental expense associated with these operating leases for the years ended June 30, 2004, 2003 and 2002 were $39.9 million, $36.7 million and $32.3 million, respectively.

The future minimum rental payments under non cancellable operating leases for the years ending after June 30, 2004 are as follows:

                                              Operating
Fiscal year                                    leases
2005                                          $  37,013
2006                                             34,771
2007                                             32,550
2008                                             26,025
2009                                             23,256
Thereafter                                      132,161
                                              ---------
                                              $ 285,776
                                              =========

      The Company's broker-dealer subsidiaries are subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. At June 30, 2004, the aggregate net capital of such subsidiaries was $9.8 million, exceeding the net capital requirement by $8.4 million.

      At June 30, 2004, the Company has an outstanding purchase commitment through May 2006 to acquire $21.8 million of software licenses related to banking service products.

      It is not the Company's business practice to enter into off-balance sheet arrangements. However, in the normal course of business, the Company does enter into contracts in which it makes representations and warranties that guarantee the performance of the Company's products and services as well as other indemnifications entered into in the normal course of business. During fiscal 2004, 2003, and 2002, there were no material losses related to such guarantees and indemnifications.

      The Company is involved in litigation arising in the ordinary course of business. The life insurance services division is involved in litigation with a West Coast-based distributor of life insurance products, with which the Company had a former business relationship. The Company intends to continue to vigorously defend the claims asserted and has asserted a number of counter claims. Management believes that the Company has adequate defenses against claims arising in such litigation and that the outcome of this and other matters will not have a material adverse effect upon the Company's financial position, results of operations, or cash flows.

      On May 17, 2004, the Company announced that it would restate its financial results for the fiscal years ended June 30, 2003, 2002, and 2001 and for the quarters ended December 31 and September 30, 2003 in order to record adjustments for correction of errors resulting from various accounting matters in the Life Insurance Services division. An amended Annual Report on Form 10-K for the fiscal year ended June 30, 2003 was filed with the Securities and Exchange Commission ("SEC") on August 10, 2004 along with amended Quarterly Reports on Form 10-Q for the quarters ended December 31 and September 30, 2003 to reflect the restated financial results. All referenced amounts and comparisons in the accompanying consolidated financial statements, notes and management's discussion and analysis reflect the balances and amounts on a restated basis. The Audit Committee of the Company's Board of Directors conducted an independent investigation into the events and circumstances that resulted in the restatement and retained independent counsel to assist in such investigation. The Company notified the SEC in May 2004 of its intention to restate prior period financial results. Subsequently, the SEC advised the Company that the SEC is conducting an investigation into the facts and circumstances related to the restatement. The Company has cooperated and intends to continue to cooperate with the SEC's investigation.

      Following the Company's May 17, 2004 announcement regarding the restatement of its financial results, seven putative class action and two derivative lawsuits were filed against the Company and certain of its current and former officers in the United States District Court for the Southern District of New York. The class action complaints purport to be brought on behalf of all shareholders who purchased the Company's securities between October 23, 2000 and May 17, 2004 and generally assert that the Company and certain of its officers allegedly violated the federal securities laws in connection with the purported issuance of false and misleading information concerning the Company's financial condition. The class action complaints seek damages in an unspecified amount against the Company. The derivative complaints purport to be on behalf of the Company and generally assert that certain officers and directors are liable for alleged breaches of fiduciary duties, abuse of control, gross mismanagement, waste, and unjust enrichment that purportedly occurred between October 23, 2000 and the present. The derivative complaints seek disgorgement, constructive trust, and damages in an unspecified amount. The Company intends to defend itself vigorously against these claims but is unable to determine the ultimate outcome.

8. SUPPLEMENTAL CASH FLOW INFORMATION

In fiscal 2004, 2003 and 2002, the Company recorded a reduction to taxes currently payable related to tax benefits associated with stock options of approximately $1.7 million, $3.7 million and $19.7 million, respectively, with a corresponding increase to additional paid-in capital.

      Net cash paid for acquisition of businesses was comprised of the following for the years ended June 30, 2004, 2003 and 2002:

                                     2004           2003           2002
                                  ----------     ----------     ----------
Fair value of assets acquired,
  net of cash                     $  147,892     $  230,375     $  299,230
Less: issuance of common
  stock and stock options
  pursuant to acquisitions           (38,823)             -         (1,100)
Liabilities assumed                  (51,490)       (74,503)       (28,182)
                                  ----------     ----------     ----------
Net cash paid                     $   57,579     $  155,872     $  269,948
                                  ==========     ==========     ==========

9. RETIREMENT SAVINGS PLANS

The Company and certain of its subsidiaries maintain retirement savings plans that cover substantially all employees. These plans generally provide for tax-deferred amounts for each participant and matching Company contributions, subject to certain limitations. The aggregate amounts charged to expense in connection with these plans were $6.1 million, $5.7 million and $4.7 million for the years ended June 30, 2004, 2003 and 2002, respectively.

10. RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES

The Company recorded pre-tax restructuring, impairment and other charges of $29.1 million in fiscal 2004. The charges consist of $11.6 million relating to the integration, consolidation, and reorganization of certain business operations, particularly in the Company's European Fund Services division and the Insurance and Education Services group, impairment charges of $7.9 million, and $9.6 million of estimated amounts for certain litigation expenses and contractual disputes.

      Restructuring charges of $11.6 million during the year ended June 30, 2004 were comprised of severance

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise noted, amounts in thousands, except per share data)

totaling $9.4 million and lease termination and other costs of $2.2 million. Severance charges resulted from the termination or planned termination of approximately 380 employees representing all levels of staffing.

      In connection with the 2004 restructuring plan, certain severance costs approximating $0.2 million and lease termination costs of approximately $1.0 million are expected to be recognized during the first half of fiscal 2005 in accordance with FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

      The Company recorded asset impairment charges of $7.9 million during the year ended June 30, 2004, consisting primarily of the following items:

- a $3.9 million charge in the Investment Services segment for the impairment of an intangible asset and other long-lived assets as a result of the Company's plan to restructure its European mutual fund services operations and to exit certain European locations during the calendar year 2004 following the acquisition of two of the Company's significant customers by acquirers with existing fund services capabilities;

- a $2.2 million charge in the Information Services segment for write-downs of software licenses and obsolete inventory held for resale, due to lack of sufficient demand;

- a $1.2 million charge in the Insurance and Education Services segment for impairment of a customer-related intangible asset deemed to be no longer recoverable from related future cash flows.

The Company also wrote off $5.2 million of deferred tax assets associated with tax loss carryforwards arising from the European mutual fund services operations as the Company believes the deferred tax assets will not be realized.

      Based on internal analysis and discussions with counsel on the status of various litigation matters and contract disputes, the Company recorded a charge of approximately $3.6 million related to breach of contract claims in the life insurance services business. The amount of the charge includes an estimated resolution amount and actual legal fees incurred during the year ended June 30, 2004. The Company intends to continue to vigorously defend the claims asserted and has asserted a number of counterclaims. Additionally, during the year ended June 30, 2004, the Company recorded a charge of $5.0 million in the Life Insurance division related to estimated resolution amounts with certain third parties arising from contractual disputes over the obligations of the parties and $1.0 million for costs associated with securities litigation.

      The Company recorded a pre-tax restructuring charge of $12.1 million in fiscal 2003, relating to the integration, consolidation and relocation of certain business operations, primarily as a result of acquisition activity and the downsizing of certain areas in the investment, insurance, education and check imaging businesses. The restructuring charge includes a provision of $7.2 million for severance-related costs for approximately 300 employees and $4.9 million for facility closure and related costs. At June 30, 2004, the remaining accrual amounts to $0.6 million and primarily relates to lease costs for facility closures.

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

Total restructuring, impairment and other charges recorded for the years ended June 30, 2004, 2003 and 2002 consisted of the following:

                                     2004        2003        2002
                                   --------    --------    --------
Restructuring charges              $ 11,632    $ 12,079    $  6,475
Impairment charges                    7,863           -           -
Litigation and other charges          9,604           -           -
                                   --------    --------    --------
  Total restructuring, impairment
   and other charges               $ 29,099    $ 12,079    $  6,475
                                   ========    ========    ========

The following summarizes activity with respect to the Company's restructuring activities for the years ended June 30, 2004, 2003 and 2002:

                                         2004        2003        2002
                                       --------    --------    --------
Expense provision:
 Employee severance                    $  9,410    $  7,161    $  4,185
 Facility closure                         2,222       4,918       2,290
                                       --------    --------    --------
  Total                                  11,632      12,079       6,475
                                       --------    --------    --------
Cash payments and other:
 2004                                     8,414       1,352           -
 2003                                         -      10,096         197
 2002                                         -           -       6,278
                                       --------    --------    --------
  Total                                   8,414      11,448       6,475
                                       --------    --------    --------
Remaining accrual at June 30, 2004:
 Employee severance                       2,624           -           -
 Facility closure                           594         631           -
                                       --------    --------    --------
  Total                                $  3,218    $    631    $      -
                                       ========    ========    ========

11. SHAREHOLDER RIGHTS PLAN

The Company has adopted a Shareholder Rights Plan and declared a dividend distribution at the rate of one Right for each share of common stock held of record as of the close of business on May 16,1997 and for each share of common stock issued thereafter up to the distribution date (defined below).

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

12. NOTES RECEIVABLE FROM STOCKHOLDERS

The Board of Directors approved and the Company made loans in fiscal 2000 to certain executive officers to assist them in exercising non-qualified stock options, retaining the underlying shares and paying the applicable taxes resulting from such exercises. These loans bear interest at 2.48% as of June 30, 2004, are full recourse, and are secured by a pledge of certain shares of the Company's Common Stock acquired pursuant to the exercise of the options. As of June 30, 2004, the pledged shares represented approximately 53% of the outstanding loan balances. The principal is repayable the later of five years from the date of the loan or the expiration date of the options exercised using such loan proceeds. The principal is also repayable within one year of the employee's death or termination of employment due to disability and within 30 days of voluntary resignation. Interest is payable annually on the anniversary date of each loan.

      The notes receivable of $8.1 million and $10.8 million at June 30, 2004 and 2003, respectively, are reflected on the accompanying consolidated balance sheets as a reduction in stockholders' equity.

13. DEFERRED COMPENSATION

The Company has a deferred compensation plan (the "Plan") whereby certain compensation earned by a participant can be deferred and placed in an employee benefit trust, also known as a "rabbi trust." Under the Plan, the participant may choose from several investment designations, including shares of common stock of the Company. During the first quarter of fiscal 2003, the Company amended the Plan to make all participant deferrals that are designated in common stock of the Company irrevocable and to require that all future distributions of such designations be settled in shares of Company common stock. Accordingly, the Company has applied the provisions of Emerging Issues Task Force (EITF) 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and the rabbi trust be classified as equity similar to the manner of accounting for treasury stock. Additionally, the EITF requires that the portion of the deferred compensation obligation that is required to be settled by the delivery of shares of employer stock be classified in equity. At June 30, 2004, 342,613 shares, valued at $5.5 million, were held by the employee benefit trust and presented in the accompanying consolidated balance sheet as a contra-equity account. Additionally, $5.3 million has been classified as equity in the accompanying consolidated balance sheet and represents the deferred compensation obligation under the Plan that is designated in shares of Company common stock. Under the EITF, changes in the fair value of both the employer stock held in the rabbi trust and the deferred compensation obligation, representing amounts designated in shares of Company common stock, are not recognized.

14. SHARE REPURCHASE PROGRAMS

Repurchases of the Company's common stock have occurred and are expected to continue to occur from time to time in the open market to offset the possible dilutive effect of shares issued under employee benefit plans, for possible use in future acquisitions, and for general and other corporate purposes. The following table presents stock repurchase activity during the last three fiscal years under programs authorized by the Board of Directors between fiscal 1999 and fiscal 2004, disclosing total shares repurchased under each program and the associated cost. Upon authorization of each new stock repurchase program, the former program is superseded and replaced.

Year Ended June 30,                  2004                    2003                  2002
                              SHARES      COST        Shares      Cost     Shares(1)      Cost
                              ------    --------      ------    --------   --------     --------
Share Repurchase
 Programs:
$100 million, authorized
 January 1999                      -    $      -       1,150    $ 28,626      118       $  2,684
$100 million, authorized
 August 2002                   3,158      46,153         301       4,793        -              -
$100 million, authorized
 November 2003                   869      13,565           -           -        -              -
                               -----    --------       -----    --------      ---       --------
Total Stock Repurchases        4,027    $ 59,718       1,451    $ 33,419      118       $  2,684
                               =====    ========       =====    ========      ===       ========

(1) Share amounts have been retroactively restated for the period to reflect the impact of the two-for-one stock split.

15. STOCK-BASED COMPENSATION PLANS

The Company has stock option, restricted stock, and stock purchase plans which provide for granting of options and/or restricted stock to certain employees and outside directors. Stock option grants have exercise prices equal to the market value of the underlying common stock on the date of grant. The stock options vest primarily over a five-year period at each anniversary date of the grant and expire following termination of employment or within ten years of the date of the grant, whichever comes first. At June 30, 2004, options to purchase approximately 9.0 million shares are available for grant under the plans.

    Pursuant to the 1999 Equity Participation Plan, the Company provides for awards of restricted shares of

Notes to Consolidated Financial Statements
(Unless otherwise noted, amounts in thousands, except per share data)

the Company's common stock to key management employees. Restricted shares awarded under the plan are subject to certain transfer and forfeiture restrictions that lapse over a four-year vesting period. Awards for 486,364 restricted shares were granted, net of forfeitures, during fiscal 2004 at fair values ranging from $13.15 to $18.71 per share. Unearned compensation expense related to the issuance of restricted shares is reported as a reduction of stockholders' equity on the accompanying consolidated financial statements and compensation expense is recorded ratably over the four-year vesting period, during which the shares are subject to transfer and forfeiture restrictions, based on the fair value on the award date. Compensation expense related to the issuance of restricted shares approximated $2.1 million during the year ended June 30, 2004.

      The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions for grants in fiscal 2004, 2003 and 2002: 1) expected dividend yields of 0%, 2) risk-free interest rates ranging from 2.10% to 4.67%, 3) expected volatility of 40% in fiscal 2004 and 2003 and 35% in 2002, and 4) an expected option life of
5.0 years, 4.8 years and 4.6 years in fiscal 2004, 2003 and 2002, respectively. For the purpose of pro forma disclosures (see Note 1), the estimated fair value of the options is amortized to expense over the options' vesting period of five years for employees. Using these assumptions, the weighted average fair value per option at date of grant for options granted during fiscal 2004, 2003 and 2002 was $6.52, $8.07 and $10.83, respectively.

      The following is a summary of stock option activity for the years ended June 30, 2004, 2003, and 2002. All share and price information has been adjusted to reflect the stock splits:

                                             2004                     2003                     2002
                                     --------------------     --------------------     --------------------
                                                 WEIGHTED                 WEIGHTED                 WEIGHTED
                                                  AVERAGE                  AVERAGE                  AVERAGE
                                                 EXERCISE                 EXERCISE                 EXERCISE
                                     OPTIONS       PRICE      OPTIONS      PRICE       OPTIONS       PRICE
                                     --------    --------     -------     --------     -------     --------
Outstanding at beginning of year      13,772     $  19.70      13,403     $  18.87      14,278     $  13.93
Options granted - original             2,071        16.31       1,979        20.37       2,770        29.71
Options granted - reload                   9        17.54         132        25.77         907        28.88
Options exercised                       (853)        9.38      (1,128)       11.06      (3,862)       11.17
Options cancelled                     (1,597)       22.39        (614)       22.08        (690)       15.98
                                      ------        -----      -------      ------      -------       -----
Outstanding at end of year            13,402     $  19.48      13,772     $  19.70      13,403     $  18.87
                                      ------        -----      ------        -----      ------        -----
Exercisable at end of year             7,307     $  19.00       6,238     $  18.42       4,206     $  16.68
                                      ======        =====       =====        =====       =====        =====

The following summarizes information about the Company's stock options outstanding at June 30, 2004:

                                                        WEIGHTED                 WEIGHTED
                                           WEIGHTED     AVERAGE                  AVERAGE
                                           AVERAGE     REMAINING                 EXERCISE
                                           EXERCISE       LIFE                   PRICE OF
                   OPTIONS OUTSTANDING      PRICE      (IN YEARS)  EXERCISABLE  EXERCISABLE
                   -------------------     --------    ----------  -----------  -----------
$0.01-$10.00               943             $  8.53        3.0           943       $  8.53
$10.01-$20.00            7,549             $ 15.18        6.8         3,477       $ 14.23
$20.01-$30.00            4,104             $ 27.15        6.1         2,421       $ 27.19
$30.01-$40.00              806             $ 33.55        6.5           466       $ 33.26


16. BUSINESS SEGMENT INFORMATION

The Company is a leading provider of business process outsourcing solutions to financial institutions and other financial organizations. The Company's operations have been classified into three business segments: Investment Services, Insurance and Education Services, and Information Services.

      The Company's reportable segments are separately managed strategic business units that offer different products and services, and are based on the Company's method of internal reporting. The Investment Services segment provides business process outsourcing services, including administration and distribution, to domestic and offshore mutual fund complexes, hedge funds and private equity funds and retirement plan services to small to midsize 401 (k) plans. The Insurance and Education Services segment provides distribution solutions for commercial property and casualty, annuities, life, long-term care, disability and special risk insurance products; offers certification and continuing education training for insurance and investment professionals; and provides licensing-related software products and services. The Information Services segment provides information processing and check imaging solutions to financial services companies, asset retention solutions to insurance companies, and corporate banking services to support corporate-sponsored cash management programs.

      Summarized financial information by business segment and for corporate operations for the years ended June 30, 2004, 2003 and 2002 is presented below. Measures used to assess segment performance include revenues and operating earnings, exclusive of restructuring, impairment and other charges. Segment operating earnings exclude restructuring, impairment and other charges since they are not allocated to the segments for internal evaluation purposes. While these items are identifiable to the business segments, they are not included in the measurement of segment operating earnings provided to the chief operating decision maker for purposes of assessing segment performance and decision making with respect to resource allocation.

                                                2004             2003              2002
Revenues:
   Investment Services                      $    562,192     $    498,531     $    449,930
   Insurance and Education Services              255,125          220,055          173,655
   Information Services                          219,985          215,053          197,590
                                            ------------     ------------     ------------
   Total                                    $  1,037,302     $    933,639     $    821,175
                                            ============     ============     ============
Operating earnings (loss):
   Investment Services                      $     69,621     $     77,556     $     77,449
   Insurance and Education Services               49,163           68,225           51,080
   Information Services                           60,183           59,387           54,895
   Corporate                                     (23,970)         (21,430)         (20,765)
                                            ------------     ------------     ------------
   Total                                    $    154,997     $    183,738     $    162,659
                                            ============     ============     ============
Assets:
   Investment Services                      $    612,236     $    600,647     $    567,604
   Insurance and Education Services              774,580          645,790          406,801
   Information Services                          125,376          133,155          133,444
   Corporate                                     100,048           78,550           83,493
                                            ------------     ------------     ------------
   Total                                    $  1,612,240     $  1,458,142     $  1,191,342
                                            ============     ============     ============
Depreciation and amortization expense:
   Investment Services                      $     26,733     $     22,633     $     17,983
   Insurance and Education Services               21,093           14,699           11,269
   Information Services                           12,309           11,355           10,334
   Corporate                                       1,016            1,017            1,014
                                            ------------     ------------     ------------
   Total                                    $     61,151     $     49,704     $     40,600
                                            ============     ============     ============
Capital expenditures:
   Investment Services                      $     16,484     $     21,631     $     18,863
   Insurance and Education Services                6,939            6,621            7,107
   Information Services                           12,434           13,755           14,072
   Corporate                                         422            1,208              989
                                            ------------     ------------     ------------
   Total                                    $     36,279     $     43,215     $     41,031
                                            ============     ============     ============

The following is a reconciliation of operating earnings to the Company's consolidated total:

                                                        2004           2003            2002
                                                     ----------     ----------     ----------
Total operating earnings for reportable segments     $  154,997     $  183,738     $  162,659
Restructuring, impairment and other charges:
 Investment Services                                     (9,275)        (5,430)        (2,955)
 Insurance and Education Services                       (15,312)        (2,866)        (1,085)
 Information Services                                    (2,609)        (1,494)          (843)
 Corporate                                               (1,903)        (2,289)        (1,592)
                                                     ----------     ----------     ----------
Total restructuring, impairment and other charges       (29,099)       (12,079)        (6,475)
                                                     ----------     ----------     ----------
 Total consolidated operating earnings               $  125,898     $  171,659     $  156,184
                                                     ==========     ==========     ==========

Notes to Consolidated Financial Statements
(Unless otherwise noted, amounts in thousands, except per share data)

The net revenues of each segment are principally domestic, and no single customer accounted for 10% or more of the consolidated revenues for the years ended June 30, 2004, 2003 and 2002. Assets in the Insurance and Education Services segment increased 20% and 59% in fiscal 2004 and 2003, respectively, primarily as a result of the acquisitions consummated during those years. Revenues from unaffiliated customers located outside the United States approximated $81.9 million, 65.5 million and $36.5 million for the years ended June 30, 2004, 2003 and 2002, respectively.

17. CONSOLIDATED QUARTERLY RESULTS
(unaudited)

                                                FISCAL 2004
                              ------------------------------------------------
Quarter Ended                   SEP 30      DEC 31        MAR 31      JUN 30
-------------------------     ---------    ---------    ---------    ---------
Revenues                      $ 236,434    $ 261,381    $ 272,332    $ 267,155
Operating earnings               21,956       36,826       33,823       33,293
Income before income taxes       17,617       32,373       29,473       28,731
Net income                        5,843       20,314       19,394       18,029
                              =========    =========    =========    =========
Basic earnings per share      $    0.05    $    0.17    $    0.16    $    0.15
Diluted earnings per share    $    0.05    $    0.17    $    0.16    $    0.15
                              =========    =========    =========    =========

                                                Fiscal 2003
                              ------------------------------------------------
Quarter Ended                   Sep 30      Dec 31        Mar 31      Jun 30
-------------------------     ---------    ---------    ---------    ---------
Revenues                      $ 223,417    $ 224,736    $ 238,074    $ 247,412
Operating earnings               27,458       42,655       49,627       51,919
Income before income taxes       23,446       38,622       45,422       47,498
Net income                       14,678       23,538       28,987       31,040
                              =========    =========    =========    =========
Basic earnings per share      $    0.12    $    0.20    $    0.24    $    0.26
Diluted earnings per share    $    0.12    $    0.19    $    0.24    $    0.26
                              =========    =========    =========    =========

MARKET PRICE INFORMATION
(Unaudited)

The following information relates to the Company's $0.02 par value common stock which is traded on the New York Stock Exchange under the symbol BSG. Price information on the Company's common stock is presented below.

                              FISCAL 2004                    Fiscal 2003
                         --------------------          ----------------------
Quarter Ended              HIGH        LOW               High          Low
-------------            --------    --------          --------      --------
September 30             $  19.98    $  12.95          $  32.20      $  16.00
December 31                 15.27       13.20             20.86         13.32
March 31                    18.40       14.09             17.87         14.21
June 30                     17.17       12.20             20.70         14.50

At June 30, 2004, the Company's common stock was held by 1,081 stockholders of record. It is estimated that an additional 14,201 stockholders own the Company's common stock through nominee or street name accounts with brokers.

48